As filed with the Securities and Exchange Commission on November 22, 2022
Registration
No. 333-268287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM
F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Super Group (SGHC) Limited
(Exact Name of Registrant as Specified in its Charter)

Island of Guernsey	7990	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald J. Puglisi
Puglisi & Associates
850 Library Avenue #204
Newark, Delaware 19711
Telephone: (302)
738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Justin Stock
David Boles
Brian Leaf
Cooley LLP
55 Hudson Yards
10001 New York, NY
Tel: +1
212-479-6000

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,
a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2 of
the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS/OFFER TO EXCHANGE

Super Group (SGHC) Limited

Offer to Exchange Public Warrants to Acquire Ordinary Shares

of

Super Group (SGHC) Limited

for

Ordinary Shares

of

Super Group (SGHC) Limited

and

Consent Solicitation

THE OFFER PERIOD (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON DECEMBER 12, 2022, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND.

Terms of the Offer and Consent Solicitation

Until the Expiration Date (as defined below), we are offering to the holders of our outstanding public warrants, (as defined below) to purchase Ordinary Shares, no par value per share (“Ordinary Shares”), of Super Group (SGHC) Limited (the “Company”), the opportunity to receive 0.25 Ordinary Shares in exchange for each of our outstanding public warrants tendered by the holder thereof and exchanged pursuant to the offer (the “Offer”).

The Offer is being made to all holders of our public warrants. Each public warrant holder whose public warrants are exchanged pursuant to the Offer will receive 0.25 Ordinary Shares for each public warrant tendered by such holder and exchanged. No fractional Ordinary Shares will be issued pursuant to the Offer. In lieu of issuing fractional shares to any holder of public warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”, and together with the Offer, the “Offer and Consent Solicitation”) from holders of (i) public warrants and (ii) private placement warrants (as defined below) (jointly, the “warrants” or each a “warrant”) to amend the Warrant Agreement (as defined below) (the “Warrant Amendment”), which governs all of the warrants, to permit the Company to (i) require that each outstanding public warrant upon the closing of the Offer be converted into 0.225 Ordinary Shares (a ratio 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent (as defined below) to cancel each outstanding private placement warrant for no consideration. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is completed. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants.

The warrants are governed by the warrant agreement, dated as of October 6, 2020 (the “Warrant Agreement”), by and between Sports Entertainment Acquisition Corp. and Continental Stock Transfer & Trust

Company, as warrant agent. Our Ordinary Shares and public warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “SGHC” and “SGHC WS,” respectively. As of November 9, 2022, a total of 33,499,986 warrants were outstanding, consisting of 22,499,986 public warrants and 11,000,000 private placement warrants. Pursuant to the Offer, we are offering up to an aggregate of 5,624,997 Ordinary Shares in exchange for the public warrants.

The Offer and Consent Solicitation is made solely upon the terms and conditions in this Prospectus/Offer to Exchange and in the related letter of transmittal and consent (as it may be supplemented and amended from time to time, the “Letter of Transmittal and Consent”). One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment. Holders of public warrants may not consent to the Warrant Amendment without tendering their public warrants in the Offer and may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent. Holders who tender public warrants for exchange in the Offer will automatically be deemed, without any further action, to have given their consent to approval of the Warrant Amendment (effective upon our acceptance of the tendered warrants). Public warrant holders may revoke their consent at any time prior to the Expiration Date (as defined below) by withdrawing the public warrants tendered in the Offer. Private placement warrant holders that consent to the Warrant Amendment may not revoke their consent. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants.

Parties representing approximately 22.5% of the outstanding public warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, and approximately 59.5% of the outstanding private placement warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement (the “Tender and Support Agreement”). Accordingly, if holders of an additional approximately 27.5% of the outstanding public warrants tender their public warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation and the other conditions described herein are satisfied or waived, then the Offer will be consummated and the Warrant Amendment will be adopted. For additional detail regarding the Tender and Support Agreement, see “Market Information, Dividends and Related Shareholder Matters — Transactions and Agreements Concerning Our Securities — Tender and Support Agreement.” Additionally, conditional on the completion of the Offer and Consent Solicitation, each of the Pre-Closing Holders (as defined in that certain Business Combination Agreement (as defined below)) have agreed to irrevocably and unconditionally waive their respective rights to receive Earnout Shares (as defined in the Business Combination Agreement) arising from the earnout obligation subject to and with effect from completion of the Offer and Consent Solicitation.

The Offer and Consent Solicitation will be open until 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which we may extend (the period during which the Offer and Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”). The Offer and Consent Solicitation is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful.

We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered public warrants to the public warrant holders and any related consents to the Warrant Amendment will be revoked. One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants.

Public warrant holders may tender some or all of their warrants into the Offer. Holders participating in the Offer and Consent Solicitation shall follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal and Consent. Holders of tendered public warrants may withdraw such warrants at any time before the Expiration Date. and retain them on their current terms or amended terms if the Warrant Amendment is approved, by following the instructions in this Prospectus/Offer to Exchange. In addition, tendered warrants that are not accepted by us for exchange by January 10, 2023, may thereafter be withdrawn by public warrant holders until such time as the warrants are accepted by us for exchange. If public warrant holders withdraw the tender of their warrants, their warrants and consent to the Warrant Amendment will be withdrawn as a result. Holders of private placement warrants that consent to the Warrant Amendment may not revoke their consent.

Public warrants not exchanged for Ordinary Shares pursuant to the Offer will remain outstanding subject to their current terms or amended terms if the Warrant Amendment is approved. If the Warrant Amendment is approved, we intend to (i) require the conversion of all outstanding public warrants into Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant (a ratio which is 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel all outstanding private placement warrants for no consideration, as provided in the Warrant Amendment. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is completed. Our public warrants are currently listed on NYSE under the symbol “SGHC WS”; however, our public warrants will be delisted following the completion of the Offer and Consent Solicitation.

The Offer and Consent Solicitation is conditioned upon the effectiveness of a registration statement on Form F-4 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) regarding the Ordinary Shares issuable upon exchange of the warrants pursuant to the Offer. This Prospectus/Offer to Exchange forms a part of the registration statement.

Our board of directors has approved the Offer and Consent Solicitation. However, neither we nor any of our management, our board of directors, or the information agent or the exchange agent for the Offer and Consent Solicitation is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer and, as applicable, consent to the Warrant Amendment in the Consent Solicitation. Each holder of a warrant must make its own decision as to whether to exchange some or all of its warrants and, as applicable, consent to the Warrant Amendment. All questions concerning the terms of the Offer and Consent Solicitation should be directed to the Company.

All questions concerning exchange procedures and requests for additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal and Consent or the Notice of Guaranteed Delivery should be directed to the information agent:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given to warrant holders.

The securities offered by this Prospectus/Offer to Exchange involve risks. Before participating in the Offer and consenting to the Warrant Amendment, you are urged to read carefully the section titled “Risk Factors” beginning on page 15 of this Prospectus/Offer to Exchange.

Neither the SEC nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this Prospectus/Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Through the Offer and Consent Solicitation, we are soliciting consent to the Warrant Amendment. Holders of public warrants who tender their warrants in the Offer will be delivering the consent to the proposed Warrant Amendment, which consent will be effective upon our acceptance of such warrants for exchange.

This Prospectus/Offer to Exchange is dated November 22, 2022.

i

ABOUT THIS PROSPECTUS/OFFER TO EXCHANGE

This Prospectus/Offer to Exchange is a part of the registration statement that we filed on Form F-4 with the U.S. Securities and Exchange Commission. You should read this Prospectus/Offer to Exchange, including the detailed information regarding the Company, Ordinary Shares and warrants, and the financial statements and the notes included herein and any applicable prospectus supplement.

We have not authorized anyone to provide you with information different from that contained in this Prospectus/Offer to Exchange. If anyone makes any recommendation or representation to you, or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this Prospectus/Offer to Exchange or any prospectus supplement is accurate as of any date other than the date on the front of those documents. You should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context requires otherwise, in this Prospectus/Offer to Exchange, we use the terms “the Company”, “our company,” “we,” “us,” “our,” and similar references to refer to Super Group (SGHC) Limited and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus/Offer to Exchange and the documents incorporated herein by reference contain statements that are forward-looking and as such are not historical facts. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for the Company. Specifically, forward-looking statements may include statements relating to:

•	operational, economic, political and regulatory risks;

•	the potential opportunity for profitability within targeted markets and geographic regions;

•	the impact of seasonality effects;

•	natural disasters and other business disruptions including outbreaks of epidemic or pandemic disease and their impact on our business;

•	failure to retain key personnel or identify performance problems;

•	our inability to recognize deferred tax assets and tax loss carry forwards;

•	our future operating results fluctuating, failing to match performance or to meet expectations;

•	unanticipated changes in our tax obligations;

•	our obligations under various laws and regulations;

•	the effect of litigation, judgments, orders or regulatory proceedings on our business;

•	our ability to successfully expand and launch into new markets;

•	global or local economic and political movements;

•	our ability to effectively manage our credit risk and collect on our accounts receivable;

•	our ability to fulfill our public company obligations;

•	any failure of our management information systems and data security;

•	our ability to meet our working capital and capital expenditure requirements and obligations;

•	our growth strategies;

•	our marketing strategies and plans;

•	pending acquisitions;

•	the recognition of business combinations and acquisitions within our financial results;

•	the effectiveness of non-GAAP financial information in evaluating our performance;

•	changes in accounting policies applicable to us;

•	the development and maintenance of effective internal controls; and

•	other risks and uncertainties discussed in the section titled “Risk Factors” in this Prospectus/Offer to Exchange.

You should refer to the section of this Prospectus/Offer to Exchange titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus/Offer to Exchange will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Prospectus/Offer to Exchange, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Prospectus/Offer to Exchange and the documents that we reference in this Prospectus/Offer to Exchange and have filed as exhibits to the registration statement, of which this Prospectus/Offer to Exchange is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this Prospectus/Offer to Exchange to:

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of April 23, 2021, by and among SEAC, SGHC, Super Group, Merger Sub and Sponsor, a copy of which was filed as Exhibit 2.1 to Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K with the SEC on April 26, 2021.

“Class A Shares” means SEAC’s Class A common stock, par value $0.0001.

“Class B Shares” means SEAC’s Class B common stock, par value $0.0001.

“Closing” means the closing of the Business Combination.

“common stock” means Class A Shares and Class B Shares.

“Company” means Super Group.

“Continental” means Continental Stock Transfer & Trust Company.

“DGCL” means the Delaware General Corporation Law as the same may be amended from time to time.

“DTC” means the Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“IFRS” means the International Financial Reporting Standards as set forth by the International Accounting Standards Board.

“Information Agent” means Georgeson LLC.

“IPO” means SEAC’s October 6, 2020 initial public offering of units, with each unit consisting of one Class A Share and one-half of one warrant, raising total gross proceeds of approximately $450,000,000.

“Merger Sub” means Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company.

“NYSE” means the New York Stock Exchange.

“Pre-Closing Holders” means the existing shareholders of SGHC prior to the Closing.

“private placement warrants” means the warrants originally issued to the Sponsor and PJT Partners Holdings LP in a private placement simultaneously with the closing of the IPO as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option, with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share.

“public warrants” means the 22,499,986 redeemable warrants sold as part of the units in the IPO.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

v

“SEAC” means Sports Entertainment Acquisition Corp., a Delaware corporation.

“SEAC Founder Holders” means each of Sponsor, Natara Holloway Branch, Timothy Goodell and their permitted transferees.

“SEAC Holders” means SEAC Founder Holders and PJT Partners Holdings LP.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SGHC” means SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey.

“SGHC Post-Closing Holders” means certain shareholders who are officers and employees of SGHC, the Company, Merger Sub and all direct and indirect subsidiaries of SGHC and certain other existing shareholders of SGHC (the “Co-Investors”).

“Sponsor” means Sports Entertainment Acquisition Holdings LLC, a Delaware limited liability company.

“Super Group” means Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey, and its subsidiaries when the context requires.

“Super Group Board” means the board of directors of Super Group.

“Super Group Governing Documents” means the Super Group Amended and Restated Memorandum of Incorporation and the Super Group Amended and Restated Articles of Incorporation.

“Super Group Ordinary Shares” or “Ordinary Shares” means the ordinary redeemable shares of Super Group, of no par value.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“warrants” means the private placement warrants and public warrants.

SUMMARY

The Offer and Consent Solicitation

This summary provides a brief overview of the key aspects of the Offer and Consent Solicitation. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this Prospectus/Offer to Exchange or in the documents included as exhibits to the registration statement that contains this Prospectus/Offer to Exchange. Accordingly, you are urged to carefully review this Prospectus/Offer to Exchange in its entirety (including all documents filed as exhibits to the registration statement that contains this Prospectus/Offer to Exchange, which exhibits may be obtained by following the procedures set forth herein in the section titled “Where You Can Find Additional Information”).

In this Prospectus/Offer to Exchange, unless otherwise stated, the terms “the Company,” “we,” “us” or “our” refer to Super Group (SGHC) Limited and its subsidiaries.

Summary of the Offer and Consent Solicitation

The Company	Super Group is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

1. Expanding its global footprint into as many commercially feasible regulated markets as possible in order to engage with as many customers as it can possibly reach;

2. Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3. Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

As of the date of this Prospectus/Offer to Exchange, Super Group subsidiaries are licensed in over 20 jurisdictions and manage approximately 3,800 employees. Over the six months ended June 30, 2022, on average, over 2.6 million customers per month have yielded in excess of €2.5 billion in wagers per month. During the period from January 1, 2022 to June 30, 2022, total wagers amounted to €15.6 billion. Super Group’s business generated €655 million on a consolidated basis of net gaming revenue between January 1, 2022 and June 30, 2022 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for 46%, 10%, 20% and 24%, respectively, of Super Group’s total revenue in 2022.

Corporate Contact Information

The Company’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE. The address of the principal executive office of the Company is Super Group (SGHC) Limited, Bordeaux Court, Les Echelons, St. Peter Port,

Guernsey, GY1 1AR, and the telephone number of the Company is +44 (0) 14 8182 2939. We maintain a website at https://www.sghc.com where general information about us is available. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus/Offer to Exchange or the registration statement of which it forms a part.

Warrants that qualify for the Offer	As of November 9, 2022, we had outstanding an aggregate of 33,499,986 warrants, including 22,499,986 public warrants, each exercisable for one Ordinary Shares at a price of $11.50 per share, subject to adjustments pursuant to the Warrant Agreement. Pursuant to the Offer, we are offering up to an aggregate of 5,624,997 Ordinary Shares in exchange for all of the outstanding public warrants.

Under the Warrant Agreement, we may call the public warrants for redemption at our option:

•	in whole and not in part;
•	at a price of $0.10 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported closing price of our Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 10 trading days within a 20-trading day period ending on the third business day prior to the date on which we send the notice of redemption to the warrant holders, provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the public warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or the Company has elected to require the exercise of public warrants on a “cashless basis.”

The warrants expire on January 27, 2027, subject to certain terms and conditions.

Market Price of Our Ordinary Shares	Our Ordinary Shares and public warrants are listed on NYSE under the symbols “SGHC” and “SGHC WS” respectively. See “Market Information, Dividends and Related Shareholder Matters.”

The Offer

Each public warrant holder who tenders warrants for exchange pursuant to the Offer will receive 0.25 Ordinary Shares for each public warrant so exchanged. No fractional Ordinary Shares will be issued pursuant to the Offer. In lieu of issuing fractional shares to any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares. One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment.

Holders of the warrants tendered for exchange will not have to pay any of the exercise price for the tendered warrants in order to receive Ordinary Shares in the exchange. The Ordinary Shares issued in exchange for the tendered public warrants will be unrestricted and freely transferable, as long as the holder is not an affiliate of ours and was not an affiliate of ours within the three months prior to the proposed transfer of such shares.

The Offer is being made to all public warrant holders except those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful (or would require further action in order to comply with applicable securities laws).

The Consent Solicitation	If approved, the Warrant Amendment would permit the Company to (i) require that all outstanding public warrants upon the closing of the Offer be converted into Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant (a ratio which is10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is consummated.

The Consent Solicitation is conditioned upon receiving the consent of holders of at least 50% of the then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the public warrants), and the consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the private placement warrants).

Warrant holders participating in the Consent Solicitation are required to consent by executing the Letters of Transmittal and Consent or requesting that their broker or nominee consent on their behalf to an amendment to the Warrant Agreement governing the warrants as set forth in the Warrant Amendment attached as Annex A.

Holders of public warrants may not consent to the Warrant Amendment without tendering their public warrants in the Offer and may not tender such warrants without consenting to the Warrant Amendment. Holders who tender public warrants for exchange in the Offer will automatically be deemed, without any further action, to have given their consent to approval of the Warrant Amendment (effective upon our acceptance of the tendered warrants).

Purpose of the Offer and Consent Solicitation	The purpose of the Offer and Consent Solicitation is to attempt to simplify our capital structure, increase our public float and reduce the potential dilutive impact of the warrants, which we believe will provide us with more flexibility for financing our operations and growth opportunities in the future.

Additionally, conditional on the completion of the Offer and Consent Solicitation, each of the Pre-Closing Holders have agreed to irrevocably and unconditionally waive their respective rights to receive Earnout Shares arising from the earnout obligation subject to and with effect from completion of the exchange.

See “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation.”

Offer Period	The Offer and Consent Solicitation will expire on the Expiration Date, which is 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which we may extend. All warrants tendered for exchange pursuant to the Offer and Consent Solicitation, and all required related paperwork, must be received by the exchange agent by the Expiration Date, as described in this Prospectus/Offer to Exchange.

If the Offer Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer and Consent Solicitation only if the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered warrants and revoke any consents to the Warrant Amendment. We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law. See “The Offer and Consent Solicitation — General Terms — Offer Period.”

Amendments to the Offer and Consent Solicitation	We reserve the right at any time or from time to time to amend the Offer and Consent Solicitation, including by increasing or (if the conditions to the Offer are not satisfied) decreasing the exchange ratio of Ordinary Shares issued for every public warrant exchanged or by changing the terms of the Warrant Amendment. If we make a material change in the terms of the Offer and Consent Solicitation or the information concerning the Offer and Consent Solicitation, or if we waive a material condition of the Offer and Consent Solicitation, we will extend the Offer and Consent Solicitation to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. See “The Offer and Consent Solicitation — General Terms — Amendments to the Offer and Consent Solicitation.”

Conditions to the Offer and Consent Solicitation	The consummation of the Offer and Consent Solicitation is conditioned on (i) holders of at least 50% of then outstanding public warrants tendering their warrants in the Offer and thereby consenting to the Warrant Amendment, and (ii) holders of at least 50% of the then outstanding private placement warrants consenting to the Warrant Amendment. The Offer and Consent Solicitation is also subject to customary conditions, including the effectiveness of the registration statement of which this Prospectus/Offer to Exchange forms a part and the absence of any action or proceeding, statute, rule, regulation or order that would challenge or restrict the making or completion of the Offer.

The Consent Solicitation is conditioned upon receiving the consent of holders of at least 50% of the number of then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the public warrants), and the consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the private placement warrants). We may waive some of the conditions to the Offer. See “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We will not complete the Offer and Consent Solicitation unless and until the conditions above are met or waived and the registration statement described above is effective. If the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Effective Date, or if the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend or cancel the Offer and Consent Solicitation, and will inform warrant holders of such event.

Withdrawal Rights	If you tender your public warrants for exchange and change your mind, you may withdraw your tendered warrants and thereby automatically revoke the related consent to the Warrant Amendment at any time prior to the Expiration Date, as described in greater detail in the section titled “The Offer and Consent Solicitation — Withdrawal Rights.” If the Offer Period is extended, you may withdraw your tendered warrants and thereby automatically revoke the related consent to the Warrant Amendment at any time until the extended Expiration Date. In addition, tendered warrants that are not accepted by us for exchange by January 10, 2023 may thereafter be withdrawn by you until such time as the warrants are accepted by us for exchange.

Holders of private placement warrants that consent to the Warrant Amendment may not revoke their consent. See “The Offer and Consent Solicitation — Withdrawal Rights.”

Federal and State Regulatory Approvals	Other than compliance with the applicable federal and state securities laws, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the Offer and Consent Solicitation.

Absence of Appraisal or Dissenters’ Rights	Holders of warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer and Consent Solicitation.

U.S. Federal Income Tax Consequences of the Offer	For those holders of warrants participating in the Offer and for any holders of warrants subsequently exchanged for Ordinary Shares pursuant to the terms of the Warrant Amendment, if approved, we intend to treat your exchange of warrants for our Ordinary Shares as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code pursuant to which (i) you should not recognize any gain or loss on the exchange of warrants for Ordinary Shares, (ii) your aggregate tax basis in our Ordinary Shares received in the exchange should equal your aggregate tax basis in your warrants surrendered in the exchange, and (iii) your holding period for our Ordinary Shares received in the exchange should include your holding period for the surrendered warrants. However, because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the exchange of warrants for our Ordinary Shares, there can be no assurance in this regard and alternative characterizations are possible by the U.S. Internal Revenue Service (“IRS”) or a court, including ones that would require U.S. holders to recognize taxable income.

Although the issue is not free from doubt, we intend to treat all warrants not exchanged for Ordinary Shares in the Offer as having been exchanged for “new” warrants pursuant to the Warrant Amendment and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, pursuant to which (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants surrendered in the exchange, and (iii) your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the surrendered warrants. Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment, if approved, there can be no assurance in this regard and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. holders to recognize taxable income.

See “The Offer and Consent Solicitation — Material U.S. Federal Income Tax Consequences.”

No Recommendation	None of our Board, our management, the exchange agent, the information agent or any other person makes any recommendation on whether you should tender or refrain from tendering all or any portion of your warrants or consent to the Warrant Amendment, and no one has been authorized by any of them to make such a recommendation.

Risk Factors	For risks related to the Offer and Consent Solicitation, please read the section titled “Risk Factors” beginning on page 17 of this Prospectus/Offer to Exchange.

Exchange Agent	The depositary and exchange agent for the Offer and Consent Solicitation is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: Corporate Actions Department

Information Agent	The information agent for the Offer and Consent Solicitation is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

Additional Information	We recommend that our warrant holders review the registration statement on Form F-4, of which this Prospectus/Offer to Exchange forms a part, including the exhibits that we have filed with the SEC in connection with the Offer and Consent Solicitation and our other materials that we have filed with the SEC, before making a decision on whether to tender for exchange in the Offer and consent to the Warrant Amendment. All reports and other documents we have filed with the SEC can be accessed electronically on the SEC’s website at www.sec.gov.

You should direct (1) questions about the terms of the Offer and Consent Solicitation to the Company at its address and telephone number listed above and (2) questions about the exchange procedures and requests for additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal and Consent or Notice of Guaranteed Delivery to the information agent at the below address and phone number:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

Risks Associated with Our Business

The following is a summary list of the principal risk factors that could materially adversely affect our business, financial condition, liquidity and results of operations. These are not the only risks and uncertainties we face, and you should carefully review and consider the full discussion of our risk factors in the section titled “Risk Factors”, together with the other information in this Prospectus/Offer to Exchange.

•	Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.

•

Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.

•

Although the spread of COVID-19 infections and mortality rates appear to have receded in all of our key markets and COVID-19 related restrictions have widely been lifted, historic restrictions have nonetheless affected our business, financial condition, results of operations and prospects. We cannot be certain that a new strain of the virus will not lead to future reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending. Pandemic restrictions that led to increased activity in online casino gaming have since been loosened or removed, resulting in at least partial return of customer activity to pre-pandemic levels in some markets. We cannot be certain of a full return to pre-pandemic levels in online gaming activities.

•

We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

•

We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China, Thailand and Vietnam. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.

•	Our financial guarantee arrangement under DGC’s loan facility with Standard Bank may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs.

•

If we fail to detect fraud or theft related to our offerings, including by our customers and employees, we will suffer financial losses and our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation, which could ultimately lead to regulatory penalties, including potential loss of licensure.

•

We rely on strategic relationships with land-based casinos, sports teams, event planners, local licensing partners and advertisers in order to be able to offer and market our products in certain jurisdictions. If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.

•

The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.

•

As a private company, we were not required to document and test internal controls over financial reporting nor was our management required to certify the effectiveness of internal controls or have our auditors opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.

•

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operation, which may adversely affect investor confidence in us and, as a result, the value of our Ordinary Shares and our overall business.

•

Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations. In the event of any such impacts happening, we cannot be certain as to the extent or duration thereof.

•	We are susceptible to macroeconomic events and geopolitical factors, which may adversely affect our business, prospects, financial condition or results of operations.

•	We face significant regulatory challenges associated with our participation in the Ontario market.

•

The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.

•

Failure to comply with legal or regulatory requirements in a particular regulated jurisdiction, or the failure to successfully obtain a license or permit in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other regulated jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other regulated jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to us which we rely upon to receive payments from, or distribute amounts to, our customers, or otherwise to deliver and promote our offerings.

•

We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

•

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.

•

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.

•

We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.

•

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technological infrastructure and adversely affect our operating results and growth prospects. Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

•

Our internal forecasts are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

•	The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.

•

Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited; and

•	the other factors set forth under “Risk Factors.”

SUMMARY CONSOLIDATED HISTORICAL AND OTHER FINANCIAL INFORMATION

The following tables sets forth our selected historical consolidated data and other data. The consolidated statement of profit or loss data and consolidated cash flow data for the years ended December 31, 2021, 2020 and 2019 and the consolidated statement of financial position data as of December 31, 2021 and 2020 are derived from SGHC’s audited consolidated financial statements included elsewhere in this Prospectus/Offer to Exchange. The SGHC consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere herein have been restated following the merger between SGHC, Super Group and SEAC as such transaction was accounted for as a capital reorganization, with such consolidated financial statements reflecting recapitalization and the effects of the share exchange for all periods presented, which effects predominantly earnings-per-share and share disclosures. The statement of financial position data as of December 31, 2019 is derived from SGHC’s audited consolidated financial statements not included in this Prospectus/Offer to Exchange. We derived the consolidated statement of profit or loss data and consolidated cash flow data for the six months ended June 30, 2022 and 2021 and the consolidated statement of financial position data as of June 30, 2022 from our unaudited condensed consolidated financial statements included elsewhere in this Prospectus/Offer to Exchange. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus/Offer to Exchange.

Our audited consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). Our unaudited condensed consolidated financial statements are prepared and presented in accordance with International Accounting Standard 34 Interim Financial Reporting Standards as issued by the IASB (“IAS 34”).

The following historical financial information of SGHC is impacted by business combinations (the “Reorganization Transaction”) which took place during 2020 and 2019 and impact the comparability of financial information between the year ended December 31, 2020 and 2019. The Reorganization Transaction is more fully described in Note 1 and Note 4 to SGHC’s audited financial statements, and the SEAC Merger is more fully described in Note 4 to Super Group (SGHC) Limited’s unaudited condensed consolidated financial statements, which are included elsewhere in the Prospectus/Offer to Exchange. The historical results included below and elsewhere in this Prospectus/Offer to Exchange are not necessarily indicative of the Company’s future performance.

€ ‘000s	For the six months ended June 30, 2022 (unaudited)	For the six months ended June 30, 2021 (unaudited)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Consolidated Statement of Profit or Loss Data
Revenue	€655,295	€667,010	€1,320,658	€908,019	€476,040
Direct and marketing expenses	(466,417)	(448,062)	(896,494)	(612,689)	(430,984)
Other operating income	5,293	4,997	8,042	—	—
General and administrative expenses	(72,455)	(79,060)	(149,859)	(114,538)	(69,967)
Depreciation and amortization expense	(31,169)	(41,981)	(83,560)	(55,407)	(30,460)
Transaction Fees	(21,611)	—	—	—	—

Profit/(loss) from operations	€68,936	€102,904	€198,787	€125,385	€(55,371)
Finance income	665	688	1,312	257	158
Finance expense	(663)	(5,755)	(6,370)	(10,991)	(7,735)
Gain on derivative contracts	1,712	—	15,830	—	—

€ ‘000s	For the six months ended June 30, 2022 (unaudited)	For the six months ended June 30, 2021 (unaudited)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Gain on bargain purchase	—	10,661	16,349	34,995	45,331
Foreign exchange on revaluation of warrants and earnouts	(24,029)	—	—	—	—
Share based payment expense	(126,252)	—	—	—	—
Change in fair value of warrant liability	34,614	—	—	—	—
Change in fair value of earnout liability	194,936	—	—	—	—

Profit/(loss) before taxation	€149,919	€108,498	€225,908	€149,646	€(17,617)
Income tax expense	(14,582)	(6,011)	9,970	(429)	(333)

Profit/(loss) for the period	€135,337	€102,487	€235,878	€149,217	€(17,950)

Earnings/(loss) per share, Basic and Diluted	€0.28	€0.22	€0.50	€0.32	€(0.04)

€ ‘000s	As of June 30, 2022 (unaudited)	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
Consolidated Statement of Financial Position Data:
Total Non-current assets	€263,622	€284,920	€287,675	€193,207
Total Current assets	519,926	559,152	263,477	149,728

Total assets	€783,548	€844,072	€551,152	€342,935
Total Current liabilities	361,839	309,112	437,312	396,677
Lease liabilities	9,939	10,896	6,754	8,068
Deferred tax liability	8,666	9,248	9,211	5,146
Interest-bearing loans and borrowings	—	764	27,001	7,220

Total liabilities	€380,444	€330,020	€480,278	€417,111
Issued capital	273,435	269,338	61,222	55,001
Foreign exchange reserve	(2,094	(2,094)	(1,278)	(890)
Earnout reserve	(249,955)	—	—	—
Accumulated profit	384,093	246,808	10,930	(128,287)

Total Equity/(Deficit)	€403,104	€514,052	€70,874	€(74,176)

€ ‘000s	For the six months ended June 30, 2022 (unaudited)	For the six months ended June 30, 2021 (unaudited)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Consolidated Cash Flow Data:
Net cash flows generated from/(used in) operating activities	€32,615	€130,140	€209,853	€151,325	€3,591
Net cash flows (used in)/generated from investing activities	€(42,233)	€32,207	€(18,160)	€(5,838)	€49,637
Net cash flows used in financing activities	€(72,715)	€(28,836)	€(39,763)	€(81,088)	€(7,889)

Non-IFRS Financial Measures

In addition to the Company’s results determined in accordance with IFRS, this Prospectus/Offer to Exchange includes EBITDA and Adjusted EBITDA which are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on bargain purchase and gain on derivative contracts plus transaction costs. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. EBITDA and Adjusted EBITDA are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Super Group compensates for these limitations by relying primarily on its IFRS results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net profit/(loss) to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate the Company’s business.

The table below presents our (unaudited) Adjusted EBITDA reconciled to profit / (loss), the closest IFRS measure, for the periods indicated:

€ ‘000s	For the six months ended June 30, 2022 (unaudited)	For the six months ended June 30, 2021 (unaudited)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Profit/(loss) for the period	€135,337	€102,487	€235,878	€149,217	€(17,950)
Income tax expense	14,582	6,011	(9,970)	429	333
Finance income	(665)	(688)	(1,312)	(257)	(158)
Finance expense	663	5,755	6,370	10,991	7,735
Depreciation and amortization expense	31,169	41,981	83,560	55,407	30,460

EBITDA	€181,086	€155,546	€314,526	€215,787	€20,420
Transaction fees	21,611	—	7,107	—	—
Gain on derivative contracts	(1,712)	—	(15,830)	—	—
Share based payment expense	126,252	—	—	—	—
Foreign exchange loss on revaluation of warrants and earnouts	24,029	—	—	—	—
Change in fair value of warrant liability	(34,614)	—	—	—	—
Change in fair value of earnout liability	(194,936)	—	—	—	—
RSU expense	3,376	—	—	—	—
Gain on bargain purchase	—	(10,661)	(16,349)	(34,995)	(45,331)

Adjusted EBITDA	€125,092	€144,885	€289,454	€180,792	€(24,911)

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risk factors below, as well as the other information contained in this Prospectus/Offer to Exchange before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition, results of operations, cash flows, and prospects and the trading price of our securities. You could lose all or part of your investment.

Risks Related to Super Group’s Business

Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.

The sports betting and online casino gaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates, probability distributions and related models to estimate what a certain type of sports bet or online casino game, on average, will win or lose in the long run. Our revenue is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on the sports betting and online casino games that we offer to our customers. We use the hold percentage as an indicator of an online casino game’s or sports bet’s performance against its expected outcome. Although each sports bet or online casino game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period, particularly in the short term.

In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is possible a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. Factors that are nominally within our control, such as the level of incentives or bonuses or comps given to customers, might, for various reasons both within and beyond our control, not be well-controlled and hence in turn might impact win rates. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for the Company into one with a positive expectation for the player.

As a result of the variability in these factors, the actual win rates on our sports betting and online casino gaming offerings may differ from the theoretical win rates we have estimated and could result in the winnings of our sports betting or online casino gaming customers exceeding those anticipated. The variability of win rates (hold rates) also has the potential to negatively impact our business, financial condition, results of operations, prospects and cash flows.

Our business relies for its success on entertaining customers by means of a wide range of potential wagering opportunities. In recent years an increasing percentage of sports betting wagering has been derived from “in-play” or “in-game” wagering, which refers to the wagers that customers make during the course of a sports event (as opposed to “pre-game” or “ante-post” wagers made before the start of a sports event) on the outcome of related events that occur pursuant to the primary event. Examples of this include “Scorer of the next goal” in a soccer match, or “Winner of the next point” in a tennis match. Where such wagers are allowed, there can be no assurance that regulators will not in the future seek to prohibit such forms of wagering, and where such wagers are not yet allowed there can be no assurance that regulators will ever allow them. If such “in-play” wagering is prohibited in any market then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Similarly, for casino games there can be no assurance that existing casino game features will always be allowed or that new casino game features will be allowed or that regulators will not seek to constrain the operation of games in any way, for example by limiting the rate or speed of game play. If game features or other relevant aspects of casino game design are constrained then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

The success of our business depends on the quality of our strategy and our ability to execute on it.

Our business strategy makes a number of assumptions about the current and future state of the industry that we operate in, including but not limited to environmental factors such as the current and future state of the markets and economies that we operate in, the current and expected future actions of governments around the world, the current and future capacity and effectiveness of our competitors, and the current and future desires and wants and means of our customers. Our strategy also makes assumptions about the current and future state of our own business, including our capacity and effectiveness and our ability to respond to all of the aforementioned environmental factors, amongst others. All of these assumptions are informed by data and information that is publicly available and which we gather for ourselves and by our ability to process and understand such data and information. Any or all of our assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if our strategy is a good one, we cannot be certain that our business is equipped to execute the plans and actions that might be necessary to achieve success. If any of our assumptions are incorrect and/or our strategy is poor and/or we are unable to execute on our strategy then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

The success of our business depends in part on our ability to anticipate and satisfy customer preferences in a timely manner.

As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products are subject to changing consumer preferences that cannot be predicted with certainty. We need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our customers’ needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively if our sports betting odds pricing and casino game design are not competitive and/or unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products. If we are unable to anticipate and satisfy customer preferences in a timely manner and/or we are unable to provide competitive and appealing products to our customers, then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.

We operate in the global entertainment betting and gaming industries within the broader entertainment industry with our business-to-consumer offerings, including sports betting and online casino gaming. Our customers are offered a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events, other forms of non-gambling games and in-person casinos, are well established and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. New and alternative product categories are continuously evolving that may be perceived by our customers to offer equivalent or better entertainment, including casual games, daily fantasy sports (a variation on fantasy sports leagues), and apps and websites that offer the trading of financial instruments in a manner that incorporates elements that are similar to gambling. We compete with these other forms of entertainment for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our product offerings in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

The specific industries in which we operate are characterized by dynamic customer demand and technological advances, and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with our offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Furthermore, new competitors, whether licensed or not, may enter the online gaming industry. There has also been considerable consolidation among competitors in the entertainment, betting and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve our market shares, or if our offerings do not continue to be popular, our business could suffer.

Although the spread of COVID-19 infections and mortality rates appear to have receded in all of our key markets and COVID-19 related restrictions have widely been lifted, historic restrictions have nonetheless affected our business, financial condition, results of operations and prospects. We cannot be certain that a new strain of the virus will not lead to future reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending. Pandemic restrictions that led to increased activity in online casino gaming have since been loosened or removed, resulting in at least partial return of customer activity to pre-pandemic levels in some markets. We cannot be certain of a full return to pre-pandemic levels in online gaming activities.

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak to be a pandemic. Actions taken around the world during 2020, 2021 and early 2022 to help mitigate the spread of COVID-19 included restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread had a number of significant and lasting adverse impacts on the economies and financial markets of many countries, including in the geographical areas in which we operate. COVID-19 and actions taken to mitigate its spread also had a significant impact on our business, our suppliers and our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the suspension, postponement, cancellation or curtailment of major sports seasons and events during 2020 and 2021. While sporting events have since resumed, there can be no assurance that these seasons and events will not be further impacted again due to a resurgence of COVID-19 cases. Conversely, hard lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions during 2020 and 2021 accelerated the shift to online commerce, which management believes benefited the business in some areas. Customer activity appears to be returning towards pre-pandemic levels in some markets, but there will nonetheless be lasting effects on our business, the extent of which are not yet known and may take some time to become clear, particularly if any subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.

COVID-19 infection and mortality rates appear to have receded in all of our key markets and current strains of the virus appear to be less severe. Strict and far-reaching pandemic restrictions are therefore hopefully a thing of the past. The ultimate extent of the impact of COVID-19 on our business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of any future waves of the pandemic, including as a result of impacts on global economies and the timing, scope and effectiveness of federal, state and local governmental responses to future waves of the pandemic in the United States and national, provincial/ state/regional and local responses elsewhere around the world. The COVID-19 pandemic has resulted in government authorities implementing measures to try to contain the virus, including travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. The reimplementation of these or similar measures in the future may adversely impact our relationships with existing and potential new business partners globally, our employees and operations and the operations of our business partners, and may negatively impact our business. Our sports betting revenues are dependent on interest in sporting events, which have been, and may be in the future, substantially limited during times of business shutdowns, the prohibition or reduction of physical participation in such activities or the cancellation or postponement of sporting events, such as the postponement of the 2020 Summer Olympic Games. In addition, global travel restrictions could impact our relationships with existing or potential new partners around the world.

In recent periods coinciding with the COVID-19 pandemic, we have seen significant growth in online sports betting and casino gaming revenues from existing and new customers, as the COVID-19 pandemic appeared to accelerate the shift of customers to online entertainment. There is some evidence that the subsequent easing of government restrictions has more recently softened or reversed this trend in some markets, possibly as customers seek to spend their entertainment dollars through physical participation and not online activities, resulting in a decrease in our share of the entertainment wallet. These effects make the comparison of our current and historical performance very difficult. In particular, the growth or otherwise in our active wagering customer numbers and our revenues may be distorted and hence our historic growth may not be a useful or accurate guide to our expected future performance.

There is no certainty that any actions taken by us will be sufficient to mitigate the risks posed by the COVID-19 pandemic or that any of the secular factors arising from COVID-19 (such as the general trend towards online commerce that has benefited all digital businesses) will continue to be of benefit to us, especially in light of potential new strains of the virus. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues, and their own respective off-seasons, which may cause decreases in our revenues. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events and major professional tennis tournaments. Our revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events. Similarly, management believes that there is some evidence that seasonality in casino gaming may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our cash flows.

Because a significant portion of our sports betting business is based on open-air, live events, extreme weather conditions may result in the postponement or cancellation of such events and negatively impact our associated revenues.

Extreme weather conditions may interrupt live sporting events, causing their postponement or, in unusual circumstances, their cancellation. In such circumstances, because our sports betting operations rely on such events being carried out in accordance with pre-set timetables, we may be forced to reverse wagers already placed or remove future betting propositions. Climate change may make past weather conditions unrepresentative of future weather conditions and extreme weather conditions may increase in number or severity in the future. While certain sporting events may shift to closed environments, other sporting events may be ill-suited or less popular in such environments. We do not currently maintain insurance coverage applicable to cover either the costs or loss of revenue that we may incur due to the postponement or cancellation of events caused by extreme weather conditions. These circumstances may adversely affect our revenues and our customer relationships.

We make use of machine learning and other data science and analytics techniques and technologies throughout our business and attempt to integrate this into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our periodic operating results will not be guarantees of future performance.

We use machine learning and data science and analytics methodologies and techniques to seek to understand individual customer preferences and attributes as well as to detect fraud and manage risk. Machine learning systems are by their nature often opaque and can evolve over time. If we fail to implement or maintain adequate controls over such systems, then they may evolve to produce outcomes that could adversely affect our results of operations.

Our machine learning and data science and analytics models are designed to analyze data attributes in order to identify complex transaction and behavior patterns. We do this for a number of purposes, including but not limited to fraud detection, determination of when and how to intervene in customer wagering activity for responsible gaming purposes, generation of personalized wagering and game recommendations in order to remove customer interface friction, and generation of personalized incentives (or disincentives, as the case may be) in order to optimize customer satisfaction, enjoyment and profitability. Our ability to continuously train and/or improve these systems will have material impacts on our revenues, especially as methods of committing fraud evolve and become more sophisticated and as competitors become better at evaluating and incentivizing and interacting with customers. However, it is possible that these systems may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such systems, incorrect interpretations of the results of such systems, increased fraud sophistication beyond the capabilities of such systems, the emergence of very high value but very low volume or short-term transient risks that models of this nature might struggle to detect, and failure to timely update system assumptions and parameters. Further, the successful performance of our machine learning and data science and analytics models relies on the ability to constantly review and process large amounts of transactions and other data.

If we are unable to attract new customers or retain existing customers, or if our systems for capturing and processing data were to degrade or fail in any way, then the amount of data reviewed and processed by our machine learning and data science and analytics models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our models, which may reduce the accuracy of such systems. Additionally, such systems may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning and data science and analytics models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.

We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or will be effective. We rely on our geolocation and identity verification systems to ensure that we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.

We also rely on a limited number of third-party payment processors to process deposits and withdrawals made by our customers into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Relatedly, if any of our third-party payment processors attempt to vary the terms of an existing agreement with us, and we are unable to refuse the variance, such events may have an adverse effect on the results of our operations. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to customers on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our customers.

All of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks and/or may incur higher transaction charges. We are also subject to a number of other laws and regulations relating to the payments we accept from our customers, including with respect to money laundering, money transfers, privacy and information security. Although we have implemented processes and have dedicated teams to ensure compliance with applicable rules and regulations, there have in the past, and there may be in the future, incidences where certain relevant information relating to “know your customer” (“KYC”) and/or anti-money laundering (“AML”) is not detected or established. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain U.S. states may have a more expansive view of who qualifies as a money transmitter. Additionally, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the various regulations and regulators governing our business that we are subject to will expand as well. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some customers, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the customers on our platform violate these rules. Any of the foregoing risks could adversely affect our regulatory licensure, business, financial condition, results of operations and prospects.

Additionally, outages in our connectivity with our payment processors or their connectivity with downstream processors and networks might inhibit our ability to successfully process deposits and withdrawals on behalf of our customers. Errors in any of these systems may cause transactions to be processed multiple times or not at all, which may in turn result in customers being overcharged, overpaid or not paying us. Overcharging customers might result in representations, returns or chargebacks which might in turn jeopardize our relationships with our payment processors and potentially lead to fines and additional transaction costs or even the termination of our relationships with our payment processors. If we do not detect these errors timeously then we might over-credit to or under-deduct from our customers’ sports betting or casino accounts which might in turn result in customers being inadvertently given risk-free opportunities to gamble and thereby potentially win even larger amounts. We cannot guarantee that we will detect such outages or errors timeously nor that we will be able to recover any resulting losses from customers or third-party providers. Any attempts by us to recover such losses from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages or errors could harm our reputation, business, financial condition, results of operations, cash flows and prospects.

Furthermore, if any of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different payment options, exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such payment processors in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our payment processors, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers. The nature of these processes means that certain customer personal information may be transmitted through these systems. If these systems are compromised in any way then customer personal data might be compromised and in turn our customers’ perception of our reliability and security might be impacted. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if any of our marketing and customer communications providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different marketing and customer communications systems, exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such systems in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our marketing and customer communications providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party providers for nearly all of our casino games. These third parties are responsible for the design, development and maintenance of these games. In the past there have been outages during which time one or more games have been unavailable. There have also been incidents where errors in the design or development or maintenance of these games has result in erroneous payouts to customers, including instances where games have erroneously produced positive expected returns to customers and hence losses for the casino. We cannot be certain that we will always detect such outages and errors timeously nor that we will be able to recover any losses resulting from errors either from customers or third-party providers. Any outages or attempts by us to recover such losses from errors from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages and errors could harm our reputation, business and operating results.

Furthermore, if any of our casino game suppliers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the unique design of each casino game, exact replacement would not be possible and we may not be able to secure similar terms or product features or extent of product range or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party casino game supplier partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party providers for the majority of our sports betting product platforms. These third parties are responsible for the design, development and maintenance of these platforms. In the past there have been outages during which time wagering was either severely inhibited, delayed or unavailable. We cannot be certain that we will always detect such outages timeously nor that we will be able to recover any resulting losses from third-party providers. Any such outages may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our product to other potential customers. As such, any such outages could harm our reputation, business and operating results.

Furthermore, if any of our third-party sports betting product platform providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique features of different sports betting platforms, exact replacement might not be possible and we may not be able to secure similar terms or features or replace such sports betting product platform providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our sports betting product platform providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We also rely on third-party sportsbook technology providers with whom we have long-term relationships. We have agreements with Apricot Investments Limited (“Apricot”), one of the leading gaming software and content providers, for the exclusive provision of the Apricot sportsbook software and Player Account Management (“PAM”) system in a number of Super Group’s most significant markets. Apricot supplies a significant portion of the casino games available for play across all Super Group websites and apps. Any disruption in or termination of these relationships could harm our strategic growth.

We also rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We rely on this data to display sporting events, odds and outcomes to customers and/or to determine when and how bets are settled. We have experienced, and we may continue to experience, errors in this data feed which may result in us incorrectly displaying events, odds and outcomes and/ or settling bets. If we cannot adequately resolve any such issues then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business and operating results.

Furthermore, if any of our sports data partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or product features or replace such providers in an acceptable time frame.

Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party sports data partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We also rely on third-party outsourced services providers for a variety of services or components thereof, including but not limited to customer support, risk and fraud prevention, “know-your-customer” and anti-money-laundering, software development, information technology and infrastructure maintenance and support, information and data security, database management, data analysis, marketing and related services, and product and website design and development. We rely on these third-party outsourced services providers to enable some of our products and offerings and in our interactions with suppliers and customers. If any of our third-party outsourced services providers provide inadequate or substandard service then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may stop utilizing our products and/or be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, inadequate or substandard service from any of our third-party outsourced services providers could harm our reputation, business and operating results.

Furthermore, if any of our third-party outsourced services providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or services or replace such third-party providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party outsourced services providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China, Thailand and Vietnam. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.

We license the Betway brand to Digital Gaming Corporation USA (“DGC USA”) for a fixed fee in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third-party operator for use in China, Thailand and Vietnam. Our financial performance depends in part on maintaining our licenses with these third-party operators. Fees earned from third-party operators accounted for approximately 5.4% of our revenue in the year ended December 31, 2021. A decline in the third-party operators’ financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our financial guarantee arrangement under DGC’s loan facility with Standard Bank may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs.

Pursuant to the terms of our financial guarantee arrangement with DGC under DGC’s loan facility with Standard Bank, we agreed to certain restricted cash obligations which may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brands, especially our single-brand sportsbook Betway but also our multi-brand portfolio of casinos, Spin, is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer support. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brands, including more than 60 Betway brand partnerships with sports teams and leagues worldwide. The promotion of our brands, however, may not generate customer awareness or increase revenue to the extent we anticipate, or at all, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

We operate in a public-facing industry where negative publicity, including from our customers, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timeously and appropriately to negative publicity or to the extent our responses to negative publicity are not fairly published or not positively received, our reputation and brands could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business or for any other purpose even in a personal capacity may give rise to negative publicity or liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.

We rely on several different marketing channels to acquire and retain customers and to promote our brands and our products. If we are not able to effectively acquire and retain customers via such channels then our business and operating results may be harmed.

The Company undertakes a variety of marketing initiatives, include traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. Our ability to execute on our marketing plans is subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. If our ability to monitor and measure performance of any of these channels is compromised or if our ability to execute our plans in any of these channels is in any way inhibited then our ability to acquire and retain customers may be hampered and our business, financial condition, results of operations, cash flows and prospects may suffer.

In some regions and for some brands or products we may rely extensively on independent third-party marketers, known as “affiliates” marketers. “Affiliates” is an industry term that describes independent third parties which assist the Company to acquire new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with the Company in the ordinary sense of the word. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these “affiliates” marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance and/or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects and/or our financial performance. Our agreements with such marketers are sometimes such that we are obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a “cost per acquisition” capitation fee for each customer introduced, or sometimes a combination of both. Such third-party “affiliates” are under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless. Our lack of control over such marketers also means that if, for whatever reason, their effectiveness or ability to introduce us to new customers deteriorates then we may have no ability to mitigate or reverse the loss of new customers from this channel. Such marketers may also in certain circumstances have some degree of ongoing influence over the customers that they introduce to us, and hence may be able to subsequently entice such customers away from our brands if they choose to do so.

In some regions and for some brands we may make use of search engine marketing (SEM, which is the purchase of advertising against keywords on search engines) and search engine optimization (SEO, which is the adaptation of our websites and employment of other techniques in order to achieve more favorable rankings when customers search for gambling-related keywords on search engines). Search engines such as Google regularly change their internal proprietary and confidential algorithms by which SEM and SEO operate and typically do so in ways that are not predictable as to timing or effect. If we fail to adapt our marketing methods to these changes or if our competitors do so better than we do then our business, financial condition, results of operations, cash flows and prospects may suffer. Search engines such as Google typically only allow the purchase of advertising against gambling-related keywords by licensed operators in explicitly regulated markets. Accordingly, in markets that are not explicitly regulated but where we are nonetheless legally able to trade, such as Canada outside of Ontario, search engines typically do not allow the purchase of advertising against gambling-related keywords by online gaming operators. While we adhere to this restriction, we cannot be certain that less scrupulous competitors will do the same. If such competitors are able to evade restrictions in such markets, then our ability to acquire new customers may be hampered in those markets as a result. Similarly, search engines typically place restrictions on the manner in which entities or persons who are not the holders of a trademark may advertise against keywords relating to that trademark. If competitors are able to evade restrictions in this regard, then our ability to acquire and retain customers may be hampered as a result.

Several of our marketing channels rely on being able to successfully track customers across different websites and apps and/or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns and/or effectively adapting or executing on our marketing campaigns. The ability to do this is under threat of restrictive legislation in some jurisdictions and technology platform providers such as Google and Apple have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in future. Such restrictions may hamper our ability to acquire or retain customers and thereby cause our business, financial condition, results of operations, cash flows and prospects to suffer.

Our growth depends in part, on the success of our strategic relationships with third parties. Overreliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We rely on relationships with sports teams and leagues worldwide, advertisers, casinos and other third parties in order to attract and retain customers to our offerings. These relationships along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses direct consumers to our offerings. In addition, many of the parties with whom we have advertising arrangements provide advertising services to other companies, including other online betting and online casino gaming products with whom we compete. While we believe that there are other third parties that could drive customers to our offerings, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fail to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract and retain customers cost effectively and harm our business, financial condition, results of operations and prospects.

Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology, we may not attract and retain customers and partners, and our revenue and results of operations may decline.

The industries in which we operate are subject to rapid and frequent changes in standards, technologies, products and service offerings, as well as in customer demands and expectations and regulations. We must continuously make decisions regarding in which offerings and technology we should invest to meet customer demand in compliance with evolving industry standards and regulatory requirements and must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain, and increase our customer base and to increase our revenue will depend on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and products that address customers’ needs or enhance and improve our existing technology and offerings in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we intend to continue investing in our research and development efforts, if new or enhanced offerings fail to engage our customers, we may fail to attract or retain customers or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time that we decided to execute any new initiative. Creating additional offerings can also divert our management’s attention from other business issues and opportunities. Even if our new offerings attain market acceptance, those new offerings could exploit the market share of our existing product offerings or share of our customers’ wallets in a manner that could negatively impact our business. Furthermore, such expansion of our business increases the complexity of our business and places an additional burden on our management, operations, technical systems and financial resources and we may not recover the often-substantial up-front costs of developing and marketing new offerings, or recover the opportunity cost of diverting management and financial resources away from other offerings. In the event of continued growth of our operations, products or in the number of third-party relationships, we may not have adequate resources, operationally, technologically or otherwise to support such growth and the quality of our technology, offerings or our relationships with third parties could suffer. In addition, failure to effectively identify, pursue and execute new business initiatives, or to efficiently adapt our processes and infrastructure to meet the needs of our innovations, may adversely affect our business, financial condition, results of operations and prospects.

Additionally, we may make bad or unprofitable decisions regarding these investments. If new or existing competitors offer more attractive offerings, we may lose customers or customers may decrease their spending on our offerings. New customer demands, superior competitive offerings, new industry standards or changes in the regulatory environment could render our existing offerings unattractive, unmarketable or obsolete and require us to make substantial unanticipated changes to our technology or business model. Our failure to adapt to a rapidly changing market or evolving customer demands could harm our business, financial condition, results of operations and prospects.

Our internal forecasts are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

We operate in a rapidly evolving and highly competitive industry and our internal forecasts are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the timing of adoption of future legislation and regulations by different jurisdictions. Furthermore, if we invest in the development of new products or distribution channels that do not achieve commercial success, whether because of competition or otherwise, we may not recover the often material “up front” costs of developing and marketing those products and distribution channels, or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.

Additionally, our business may be affected by reductions in customer acquisition, customer persistency and customer spending as a result of numerous factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt timely measures to compensate for any unexpected shortfall in income. Our profitability projections make numerous assumptions about the expected future levels of various expense items. Historically most of these expense items have been relatively stable or predictable either in absolute terms or in relation to revenue but there is no certainty that such stability or predictability will continue into the future. These inabilities could cause our operating results in a given period to be higher or lower than expected. If actual results differ from our estimates, analysts may negatively react and our share price could be adversely impacted.

Our contemplated acquisition of DGC is subject to various conditions, including the requirement that certain regulatory approvals in the United States are obtained. Further, if we are able to successfully consummate our transaction with DGC, the integration of the DGC business, which is incorporated in a different country, with geographically dispersed operations from our own, and with its own business culture and compensation structure, may present significant management challenges. There can be no assurance that the DGC acquisition will be completed or, even if completed, that the integration, and the synergies expected to result from that integration, will be achieved to the extent currently anticipated.

From time to time, we expect that we will pursue acquisitions in support of our strategic goals. In furtherance of such goals, we have executed a binding, definitive agreement to acquire Digital Gaming Corporation Limited (“DGC”). However, our contemplated acquisition of DGC is subject to various conditions, including regulatory approvals in the United States. There can be no assurance that such conditions will be satisfied or that we will be able to successfully complete our contemplated acquisition of DGC. We have invested significant funds into the contemplated acquisition of DGC and the failure to successfully complete the acquisition could have an adverse impact on our expected growth. Further, if we are able to successfully consummate our transaction with DGC, our ability to succeed in implementing our strategy will depend on some degree upon the ability of our management to successfully integrate the DGC business. The integration of the DGC business, which is incorporated in a different country, with geographically dispersed operations from our own, and with its own business culture and compensation structure, may present significant challenges to our management and may disrupt our ongoing business. In addition, we may incur unexpected costs or fail to realize the expected benefits from such acquisition.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new offerings and features or enhance our existing offerings and features, undertake large scale brand and other marketing campaigns, enter into strategic partnerships with multiple sports teams and leagues, enter into market access agreements, launch into new markets, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

Negative events or negative media coverage relating to, or a declining popularity of, online sports betting, online casino gaming or the underlying sports or athletes on which sports betting is derived, or other negative coverage may adversely impact our ability to retain or attract customers, which could have an adverse impact on our business.

Public opinion can significantly influence our business. Unfavorable publicity regarding, for example, us, our product changes, product quality, litigation, or regulatory activity, or regarding the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could harm our reputation. In addition, a negative shift in the perception of sports betting and online casino gaming by the public or by politicians, lobbyists or others could affect future legislation of sports betting and online casino gaming, which could cause jurisdictions to impose new restrictions on or prohibit sports betting or online casino gaming in jurisdictions in which we currently operate. Furthermore, illegal betting activity by athletes could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also cause jurisdictions to abandon current plans or proposals to legalize sports betting and online casino gaming, thereby limiting our future growth potential. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customer base and result in decreased revenue or slower customer growth rates, which could harm our business.

Fraud, corruption or negligence related to sports events, of any sort, whether by or involving our employees or not, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of actual or attempted or alleged match fixing, whether this involves our employees or not. Damage to reputation and credibility could have a material adverse impact on our regulatory licensure, business, financial condition and results of operations.

If we fail to detect fraud or theft related to our offerings, including by our customers and employees, we will suffer financial losses and our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation, which could ultimately lead to regulatory penalties, including potential loss of licensure.

We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by customers and attempted payments by customers with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction and may be subject to fines or other sanctions including the termination of our payment processing relationships. If we are unable to detect or are delayed in detecting the actions of successful perpetrators of fraud then such customers may be able to effectively gamble risk-free and may be able to withdraw and be paid any resulting winnings before we have been able to detect the fraud. In such cases we are unlikely to be able to recover the proceeds.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and customer experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, customers’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our customers, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Other potential sources of financial loss to our business may include attempts in contravention of our terms and conditions to exploit incentives or bonuses or comps in conjunction with certain casino game design features or arbitrage sports bets in order to obtain positive expectation for the customer as well as attempts by individual customers to register multiple accounts in order to claim or receive incentives or bonuses or comps multiple times or to disguise collusive betting patterns in order to evade betting limits or to exploit profitable arbitrage betting opportunities. Similar activities might be undertaken by syndicates acting in concert.

Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could result in substantial financial losses and harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in preventing or mitigating the effects of fraudulent transactions, doing so successfully may in some circumstances require placing severe restrictions on honest customers, which will in turn hamper the enjoyment of our customers and in turn the prospects and revenues of our business.

We rely on strategic relationships with land-based casinos, sports teams, event planners, local licensing partners and advertisers in order to be able to offer and market our products in certain jurisdictions. If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.

In certain jurisdictions in which we operate, such as Belgium, it is necessary to obtain a land-based license in order to offer our online products. In addition, under some U.S. states’ gaming laws, online betting is limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a “skin” or “skins” under that state’s law. A “skin” is a legally-authorized license from a state to offer online betting services provided by a casino. The “skin” provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those “skins”, and the numbers of “skins” available, are typically determined by a state’s gaming laws. On April 7, 2021, Super Group has entered into a definitive agreement to acquire DGC, which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States, subject to certain regulatory approvals and customary closing conditions. DGC USA has secured market access in an initial 12 regulated or expected-to-be regulated states in the U.S.. The acquisition is expected to close at the end of 2022 or in January 2023. In most of the jurisdictions in which DGC USA offers sports betting and online casino gaming, it currently relies on a casino, tribe or track in order to get a “skin.” These “skins” are what allows DGC USA to gain access to jurisdictions where online operators are required to have a retail relationship. If we cannot establish, renew or manage our land-based international or U.S. relationships, they could terminate and we would not be allowed to operate in those jurisdictions until we enter into new relationships, which might not be possible if no other potential operators are available or wiling to partner with us, or could be at significantly higher cost. As a result, our business, financial condition and results of operations could be adversely affected.

Some of our and DGC USA’s market access agreements provide for minimum guaranteed payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed payments, this could have a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of our and DGC USA’s market access agreements grant the market access partner rights to audit the financial calculations of payments under these agreements. Disputes with market access partners over terms could result in the payment of additional amounts or penalties by us or DGC USA, cancellation or non-renewal of the underlying agreement or litigation.

Participation in the sports betting industry exposes us to trading, liability management and pricing risks. We may experience lower than expected profitability and potentially significant losses as a result of a failure to determine accurately the odds in relation to any particular event and/or any failure of our sports risk management processes.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, our gross win percentage has remained reasonably in line with expectations. However, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure, and consequently our exposure to this risk in the future. This is particularly true in respect of parlay or accumulator wagers, where multiple individual wagers are combined into one to create the possibility of significant aggregate payouts. As a result, in the short term, there is less certainty of generating a positive gross win percentage, and we may experience (and we have from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes or if a number of parlay or accumulator wagers are successful. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In some markets we rely on third-party odds compilers and risk managers and hence do not always have real-time oversight of their activities. In certain instances it is possible for customers to engage in positive expectation arbitrage betting which we might not always be able to detect. It is also possible for customers to exploit incentives or bonuses or comps for positive expectation for the customer and we might not always be able to detect or otherwise to prevent this even when we do detect it. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have an adverse effect on our business, financial condition and results of operations. In addition, if a jurisdiction where we hold or wish to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on our business.

We may have difficulty accessing the services of banks, credit card issuers and payment processing services providers due to the nature of our business, which may make it difficult to sell our products and offerings.

Although financial institutions and payment processors are permitted to provide services to us and others in our industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real money gaming and online sports betting businesses. Consequently, businesses involved in our industry, including our own, may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. Similarly, our customers’ banks and/or credit card providers might decline to allow our customers to effect transactions with online gaming or sports betting businesses or might block such attempted transactions. If we are unable to maintain our bank accounts or our customers are unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms, it would be difficult for us to operate our business and increase our operating costs, and would pose additional operational, logistical and security challenges which could result in an inability to implement our business plan and harm our business, financial condition, results of operations and prospects.

The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.

As a result of the Business Combination we became a public company, and as such, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our Board. In particular, we have incurred significant expenses and devoted substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase beginning with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2022. We may need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees closer to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Ordinary Shares and warrants, fines, sanctions and other regulatory action and potentially civil litigation. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a private company, we were not required to document and test internal controls over financial reporting nor was our management required to certify the effectiveness of internal controls or have our auditors opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.

We have historically not been required to document and test our internal controls over financial reporting, our management have not been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. However, as a public company in the United States, we are required to document and test our internal controls over financial reporting and, beginning with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2022, our management will be required to certify the effectiveness of our internal controls and we will become subject to the SEC’s auditor attestation requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors timeously, our consolidated financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our shares.

We identified material weaknesses in connection with our internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audits of our consolidated financial statements for fiscal years 2021, 2020 and 2019 and unaudited interim condensed consolidated financial statements as of the six month period ended June 30, 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. For fiscal years 2020 and 2019 the material weaknesses related to (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place. For fiscal year 2021, the material weaknesses related to (i) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (ii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions. In addition to the material weaknesses identified in the fiscal year ended December 31, 2021, for the six month period ended June 30, 2022, the material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances. This arose in respect of the classification of corporate tax balances, the current vs. non-current classification of earnout and warrant liabilities, the classification of the foreign exchange losses in relation to the earnout and warrant liabilities and the classification and calculation of the accounting entries in respect of the Restricted Stock Units issued in fiscal year 2022.

We have commenced measures to remediate these material weaknesses, including hiring additional consultants and staff. Management are overseeing the implementation of improved processes and internal controls, building our financial management and reporting infrastructure. We continue to engage with third party specialists, as required, for complex accounting matters.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2022 and we will become subject to the SEC’s auditor attestation requirements. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Ordinary Shares and our overall business.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures annually. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. To date, we have been exempt from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we will no longer be exempt from this requirement beginning with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2022. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses which have been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

Our business includes significant international operations, and we are likely to be exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency with which we conduct business in relation to other currencies could have positive or negative effects on our profitability and financial position.

Our global operations are likely to expose us to foreign currency transaction and translation risks. Currency transaction risk occurs in conjunction with purchases and sales of products and services that are made in currencies other than the local currency of the subsidiary involved, for example if the parent company pays, or transfers British pound sterling to a subsidiary in order to fund its expenses in local currencies. Currency translation risks occurs when the income statement and balance sheet of a foreign subsidiary is converted into currencies other than the local currency of the company involved, for example when the results of these subsidiaries are consolidated in the results of a parent company with a different reporting currency.

Due to our international operations, a significant portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transaction in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Our business and results of operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in emerging economies, including in South America, Africa and Asia.

We derive a portion of our revenue from our transactions in countries categorized as emerging economies, including countries in South America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in emerging economies, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain emerging economies feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime and large parts of the population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered under previous governments of countries in the region may increase the costs and reduce the profitability of our business.

Our business model relies on an increase in internet penetration and digital literacy in emerging economies. Even though the main urban centers of many countries considered to be emerging economies typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate or may operate in the future may not reach the levels seen in more developed countries or other emerging markets for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate or may operate in the future may not be able to support continued growth in the number of customers, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration in our target markets amongst emerging economies may even stagnate or decline. In addition, digital illiteracy among many customers in emerging economies presents obstacles to e-commerce growth. If internet penetration and digital literacy do not increase in our current and future markets of operation in emerging economies, it could have a material adverse effect on our business, financial condition, results of operations and prospects in emerging economies.

It is difficult to predict the future political, social and economic direction of emerging economies in which we operate or the manner in which any future governments of such countries will attempt to address regional inequalities. It is also difficult to predict the impact that addressing these inequalities will have on our business.

Furthermore, there has been regional, political and economic instability in emerging economies generally, which could materially and adversely affect our business, results of operations and financial condition. While we believe that economic conditions in emerging economies will improve, poverty in emerging economies will decline and the purchasing power of customers in emerging economies will increase in the long term, there can be no assurance that these expected developments will materialize. The development of emerging economies, markets and levels of customer spending are influenced by many factors beyond our control, including customer perception of current and future economic conditions, acts of warfare and civil clashes, political uncertainty, employment levels, social and labor unrest due to economic and political factors, arbitrary interference with private ownership of rights in respect of land, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in emerging economies could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Additionally, governments of the emerging economies in which we operate may impose or tighten foreign currency exchange control restrictions, taxes or limitations with regard to repatriation of earnings and investments from these countries. If exchange control restrictions, taxes or limitations are imposed or tightened, our ability to receive dividends or other payments from affected jurisdictions could be reduced, which could have an adverse effect on our business, financial condition and results of operations. In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in many of the emerging economies in which we operate have been, and continue to be, substantially revised. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner, if at all. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance, for any reason could have an adverse effect on our business. See “ — Risks Related to Super Group’s Business — We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China and Thailand. A decline in such third party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.”

Our business is dependent on certain large markets, the loss of which or slower growth in which could adversely affect our business, financial condition and results of operations.

Our business derives a large percentage of its revenues from a small number of markets. For example, 46% of our revenue for the six months ended June 30, 2022 was derived from the Americas, of which a majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.

Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations. In the event of any such impacts happening, we cannot be certain as to the extent or duration thereof.

Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sports betting and online casino gaming. Similarly, consumer spending may be dampened by a general consensus of expected higher future increases in prices that leads to consumers reducing spending now to increase savings and reserves for the future. As a result, we cannot ensure that demand for our offerings will remain constant. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects. We are currently experiencing significant inflationary pressure and a global recession, and if recovery is slow or stalls, or we experience a further downturn as a result of a subsequent wave of the COVID-19 pandemic, we may experience a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce customers’ disposable income. Any one of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects and cannot be certain as to the extent or the duration of the related impact.

We are susceptible to macroeconomic events and geopolitical factors, which may adversely affect our business, prospects, financial condition or results of operations.

SGHC operates across a wide range of countries on all of the inhabited continents of the world. Not all of these countries are subject to the same economic and political forces at the same time, which usually provides SGHC with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many or even most or all of the countries in which SGHC operates will be subject to similar or identical forces that may impact SGHC’s business negatively. An example of this is the geopolitical and macroeconomic headwinds that appear to have initially been set off by the Russian invasion of Ukraine launched on February 24, 2022, which resulted in increased volatility in the financial markets and disruptions to various industries, simultaneously with the tightening of Covid-related monetary policy in the face of expectations of increase consumer price inflation in many countries around the world. In particular, we bear the risk of reduced demand for our services due to the rise of inflation. In combination, these factors potentially have a chilling effect on consumer discretionary entertainment spending, which could in turn be harmful to SGHC’s revenue and profitability prospects. In addition, macroeconomic and geopolitical events often evolve in a rapid pace and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures. The occurrence of such events and developments may have a material adverse effect on our business, prospects, financial condition or results of operations.

We face significant regulatory challenges associated with our participation in the Ontario market and in Canada as a whole.

We participate in the Ontario sports betting and casino market, which has been transitioning to a new regulatory environment. We have been required to incorporate additional minor know-your-customer requirements that are unique to the regulated regime in Ontario when acquiring new customers, which has placed an additional burden on our resources as our teams continue in their efforts to make customer onboarding as smooth as possible.

Our Canadian business outside of Ontario also experienced comparatively challenging trading conditions that are in part attributable to a combination of post-Covid normalization and geopolitical and/or macroeconomic factors.

During the third quarter of 2022, following extensive investigation into the continuing relative weakness of Spin’s Canadian business outside of Ontario, management became aware of a complex and carefully disguised technical scheme intended to divert a significant portion of Spin’s Canadian customers (outside of Ontario) to a competitor’s online casino operations, which has, in doing so, infringed upon a number of Spin’s intellectual property rights.

To management’s knowledge, following a thorough, and ongoing, investigation, Betway’s trademark and brand has, to date, not been similarly abused.

Such abuse is, by design, difficult to detect and curtail, and as Spin’s brands are so recognizable in the Canadian market, it is an attractive target for this method of intellectual property rights infringement to drive traffic to third party sites.

Management is initiating appropriate action to remediate, curb, and/or stop the harm incurred and plans to implement additional processes for improved future detection and/or prevention of such abuse.

We cannot be certain either how much revenue we may have lost as a result of this transgression and the related infringement on our Spin intellectual property or that we will be successful in recovering any of it.

Furthermore, we cannot be certain that the additional processes we will or may implement will be sufficient to prevent the reoccurrence of such infringement. Any infringement on our intellectual property rights could have an adverse effect on our business, prospects, financial condition, or results of operations.

Litigation and Regulatory Risks

The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.

The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by customers, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the legal basis of our services in certain jurisdictions, such as Austria, where we have, to date, settled some claims and are contesting others, and may continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.

Failure to comply with legal or regulatory requirements in a particular regulated jurisdiction, or the failure to successfully obtain a license or permit in a particular regulated jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other regulated jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other regulated jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to us which we rely upon to receive payments from, or distribute amounts to, our customers, or otherwise to deliver and promote our offerings.

Compliance with the various regulations applicable to sports betting and real money casino gaming is costly and time-consuming. Regulatory authorities of the jurisdictions in which we operate, or seek to operate, our business have broad powers with respect to the regulation and licensing of sports betting and casino gaming operations and may revoke, suspend, condition or limit our sports betting or casino gaming licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. As such, we engage local counsel to advise on compliance with applicable laws and regulations and we will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance or alleged non-compliance with any such law or regulations could expose us to claims, proceedings, litigation, investigations and prosecutions by private parties and enforcement and regulatory authorities, as well as substantial fines, negative publicity, detention or incarceration of management or other personnel, and revocation, suspension, condition or limitation of our sports betting and gaming licenses, each of which may adversely affect our business.

Any sports betting or gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing our offerings, increasing our customer base and/or generating revenues. We cannot assure you that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our sports betting and online casino gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have an adverse effect on our business, financial condition, results of operations and prospects.

Our growth prospects depend on the regulatory status of real-money gaming in various jurisdictions. Real-money gaming is an area of focus in several jurisdictions, and regulation may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if additional jurisdictions regulate real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it commercially unviable to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

A number of jurisdictions in which we operate, or seek to operate, our business have regulated, or are currently considering regulating, real money gaming, and our business, financial condition, results of operations and prospects are significantly dependent upon regulation of real money gaming. Our business plan is partially based upon the regulation of real money gaming in these jurisdictions; however, this regulation may not occur as we have anticipated. Additionally, if a large number of jurisdictions enact real money gaming legislation and we are unable to obtain, or are otherwise delayed in obtaining the necessary licenses to operate online sports betting or online casino gaming websites in those jurisdictions where such games are regulated, our future growth in online sports betting and online casino gaming could be impaired.

As we enter into new jurisdictions, governments may regulate real money gaming in a manner that is unfavorable to us. As a result, we may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain jurisdictions require us to have a relationship with a land-based, licensed casino for access to online sports betting and/or online casino gaming, which tends to increase our costs of revenue. Jurisdictions that have established government monopolies may limit opportunities for private sector participants like us. Governments in certain jurisdictions also impose substantial tax rates on online sports betting and gaming revenue, in addition to sales taxes in certain jurisdictions and an excise tax on the amount of each wager. As many relevant taxes apply to various measures of modified gross profit, tax rates that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact our profitability.

The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and have begun to register applicants with a deadline to do so of October 31, 2022.

Both Spin, via Cadtree Limited and Betway, via Cadway Limited, have successfully registered to offer their respective sports and/or casino products to Ontario residents, and are both currently live in Ontario. Whilst other Canadian provinces are, eventually, reasonably expected to follow suit, the process and timeline for each province remains unclear. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the Ontario regulatory framework, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 46% of our business revenue in the six months ended June 30, 2022, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them. Therefore, even in cases in which a jurisdiction purports to license and regulate sports betting or gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more or less commercially attractive than others.

Our growth prospects in certain jurisdictions depend upon the ability of customers to deposit funds in order to participate in our gaming products. Payment providers in those jurisdictions may exercise independent judgment over whether our gaming operations comply with the requirements of local laws and regulations, and may also place independent limitations on businesses involved in the gaming industry as a whole based upon their own interpretations of regulatory or reputational risks. The inability to access sufficient payment processing resources has in the past and could in the future limit the growth of the business in those jurisdictions.

Our business depends in part on the ability of customers to deposit funds in order to utilize our betting and online casino gaming products. Payment providers in local jurisdictions provide this ability to our customers. These payment providers require us to comply with their operating rules as well as local laws and regulations. The payment providers set their operating rules and have discretion to interpret the rules and change them at any time. Changes to these rules, laws or regulations or how they are interpreted could have a significant impact on our business and financial results. These operating rules, laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our planned sports betting and/or online casino gaming operations. Payment providers could view us, or the sports betting and/or online casino gaming industry in general, as high risk, despite our efforts to obtain all applicable licenses or approvals. The inability to access sufficient payment processing resources has in the past, and could in the future, limit the growth of our business which could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.

Our ability to grow our business will depend on our ability to obtain and maintain licenses to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to obtain and maintain licenses in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing our customer base and/or generating revenues. We cannot be certain that we will be able to obtain and maintain licenses and related approvals necessary to conduct our online sports betting and gaming operations. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks relating to revenue received from customers located in countries that are sanctioned or that prohibit gaming activities, which could result in fines or other liabilities and could harm our business.

Our global operations require us to comply with laws and regulations imposed by governments around the world with jurisdiction over our operations. Some of our customers may be located in countries that are subject to sanction laws or that prohibit gaming activities. Although we have taken precautions to prevent our product offerings from being provided or accessed in such jurisdictions, including systems and processes for the detection of willful and fraudulent attempts by customers to circumvent our precautions such as the use of virtual private networks and other technologies, we cannot assure you that such precautions are or will be fully effective and we could inadvertently or unwittingly provide access to our product offerings to persons located in sanctioned countries or countries that prohibit gaming activities. In addition, we have systems and controls in place that are intended to detect and resolve such violations; however, we cannot assure you that such systems and controls will be effective. If we are found to be in violation of any applicable sanctions or other laws and regulations, it could result in significant fines, prosecution or other liabilities and could harm our business, financial condition and results of operations.

Our failures to comply with the anti-corruption, anti-bribery, sanctions, anti-money laundering, privacy/personal information, responsible gaming, consumer protection and similar laws could result in legal penalties and fines, and/or negatively impact our reputation and results operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”) and the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the U.K. Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Furthermore, we are required to comply with the various responsible gaming regulations of those jurisdictions where we are licensed and from which we offer gambling services. These regulations, which in some jurisdictions are constantly being scrutinized, altered and broadened by the various legislators and/or regulators, may restrict our operations and partnerships, lead to enforcement actions that may result in fines, penalties, prosecutions or other sanctions, and at times may heavily impact our operations in and revenue from a certain jurisdiction. Consumer protection legislation and regulations apply to us as well, both of those jurisdictions from which we offer our services and of those where our services are consumed by our customers. These laws and regulations may have an impact on the scope of our offering and limit it significantly.

We have been the subject of governmental investigations and inquiries with respect to the operation of our businesses and we could be subject to future governmental investigations and inquiries, legal proceedings and enforcement actions. Any sanctions or costly regulatory settlements arising from governmental investigations, inquiries, proceedings or actions could adversely affect our business. Due to the nature of applicable regulatory frameworks, sanctions or enforcement or disciplinary actions in one jurisdiction may also have consequences in other jurisdictions, creating broader negative impacts on our business.

We have received formal and informal inquiries from time to time, from government authorities and regulators, including tax authorities and gaming regulators, regarding compliance with laws and other matters, and we may receive such inquiries in the future, particularly as we grow and expand our operations.

Violations of existing or future regulation, regulatory orders or consent decrees could subject us to substantial monetary fines, prosecutions and other penalties that could negatively affect our financial condition and operations. This could include sanctions ranging from a warning to revocation of our licenses or the licenses of our executives or employees. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in a manner adverse to our business.

Palpable (obvious) errors in the posting of sports wagering odds or event times may occasionally occur in the normal course of business, sometimes for large liabilities. While it is a worldwide standard business practice to void bets associated with palpable errors or to correct the odds, there is no guarantee that regulators will approve voiding palpable errors moving forward in every case.

We offer a huge spectrum of betting markets across dozens of sports, and the odds are set through a combination of algorithmic and manual odds making. Bet acceptance is also a combination of automatic and manual acceptance. In some cases, the odds offered on the website constitute an obvious error. Examples of such errors are inverted lines between teams, or odds that are significantly different from the true odds of the outcome in a way that all reasonable persons would agree is an error. It is commonplace virtually worldwide for operators to void bets associated with such palpable errors, and in most mature jurisdictions these bets can be voided without regulatory approval at operator discretion. In some jurisdictions, it is unclear long term if regulators will consistently approve voids or re-setting odds to correct odds on such bets. In some cases, we require regulatory approval to void palpable errors ahead of time. If regulators were to not allow voiding of bets associated with large obvious errors in odds making, we could be subject to covering significant liabilities.

We follow the industry practice of restricting and managing sports betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; however there is no guarantee that countries or states will allow operators such as us to limit on the individual customer level.

Similar to a credit card company managing individual risk on the customer level through credit limits, it is customary for sports betting operators to manage customer betting limits at the individual level to manage enterprise risk levels. We believe that this practice is beneficial overall, because if it were not possible, betting options would be restricted globally and limits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and algorithmic bettors, or bettors looking to take advantage of site errors and omissions. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot assure you that all jurisdictions and regulators will always allow operators to execute limits at the individual customer level, or at their sole discretion.

We evaluate the expected profitability of customers at the individual customer level based on individual customer profiles and behaviors and attempt to responsibly incentivize and/or encourage (or discourage, as the case may be) and reward customers accordingly; however there is no guarantee that countries or states will allow operators such as us to continue to do so or that our efforts to do so are currently or will in the future be profitable.

We collect and evaluate data regarding the behavior and activity of our customers on our websites and in our apps. This data is used to determine the expected profitability of each customer so that we can in turn recommend appropriate games and wagers to customers (based on our understanding of their preferences) and so that we can (subject to responsible gaming regulations and/or best practice, as the case may be) offer incentives or bonuses or comps in a manner that attempts to responsibly optimize the confluence of customer enjoyment and our profitability. Such incentives or bonuses or comps may be subject to terms and conditions that are customized per individual customer, including specific wagering requirements and/or game or wager limitations.

We believe that this practice is beneficial overall, because if it were not possible, our products, incentives, bonuses and comps would be restricted globally and such benefits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and individuals looking to take advantage of such benefits for profit. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot assure you that all jurisdictions and regulators will always allow operators to collect the data that we do or to evaluate customers in the way that we do or to offer or promote products, incentives, bonuses and comps in the individualized manner that we do. There have been in the past and may also in the future be situations where we are restricted to offering uniform products, incentives, bonuses and comps equally to all customers regardless of expected profitability of such offers and/or where we are restricted in the manner in which such benefits and offers may be promoted and/or where we are restricted in the manner in or frequency with which such benefits and offers may be made available to customers.

We also cannot assure you that our methodologies and algorithms for determining how to interact, incentivize and/or encourage (or discourage, as the case may be) and reward customers are accurate or profitable now, or that they will be so in the future. If our methodologies and algorithms contain errors or omissions or otherwise incorrectly interact, incentivize, encourage, discourage or reward customers then we may suffer financial losses. In particular, customers seeking to exploit such errors or omissions may profit disproportionately from such situations and we may not detect such instances and/or may not be able to mitigate the resulting losses even if we do detect such situations.

Furthermore, despite our belief in the importance of responsible gaming and despite our efforts to ensure that our interactions, incentives, encouragements, discouragements or rewards do not encourage irresponsible or problem gaming, we cannot assure you that we will succeed in this regard. Failures in this regard may result in fines, sanctions, license conditions or forfeiture in one or more jurisdictions which in turn may result in damage to our reputation, prospects and financial results.

In some jurisdictions our key executives, certain employees or other individuals related to the business, including significant shareholders, will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause the business to be non-compliant with its obligations, or imperil its ability to obtain or maintain licenses necessary for the conduct of the business. In some cases, the remedy to such situation may require the removal of a key executive or employee or significant shareholder and the mandatory redemption or transfer of such person’s equity securities, which could have an adverse effect on the overall market for our securities.

As part of obtaining our gaming licenses, the responsible gaming authority will generally determine suitability of certain directors, officers and employees and, in some instances, significant shareholders. The criteria used by gaming authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities typically have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any gaming authority with jurisdiction over our business were to find an applicable officer, director, employee or significant shareholder of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file required applications. Either result could have a material adverse effect on our business, operations and prospects.

Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on the past or present activities of Super Group, or our current or former directors, officers, employees, shareholders or third parties with whom we have relationships, which could adversely affect our operations or financial condition. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us.

From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect our directors, officers, key employees, or other aspects of the Company’s operations. To date, and where applicable and on advice, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals required (or advisable based upon the advice of local counsel) for our current operations. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given, that existing ones will be renewed or will not be revoked or that any pending license applications will be granted. In the case of renewals, these are subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have an adverse effect on us.

Any change in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate applicable to our products and offerings, could adversely impact our ability to operate some or all of our business as currently conducted or as we seek to operate in the future, which could have an adverse effect on our business, financial condition and results of operations.

We are generally subject to laws and regulations relating to sports betting and online casino gaming in the jurisdictions in which we conduct our business or in some circumstances, of those jurisdictions in which we offer or make available our services, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax, anti-money laundering, competition and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative, regulatory and enforcement action, court decisions or other governmental action, which may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities, may have an adverse impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.

We have foreign licenses and operate under those licenses in a number of jurisdictions. In addition, we have entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC’s subsidiary DGC USA has secured market access in an initial 12 regulated or expected-to-be regulated states in the U.S. Any of our licenses in foreign jurisdictions or U.S. states could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss or denial of a license in one jurisdiction could trigger the loss or denial of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses or denials, or potential for such loss of denial, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows U.S. states to determine by themselves the legality of sports betting. Since the repeal of PASPA, several states have legalized online sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and have begun to register applicants with a ‘go-live’ date of April 4, 2022. In addition, information on standards, eligibility and other key elements have been published. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 46% of our business revenue in the six months ended June 30, 2022, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated applicable laws or regulations, despite our efforts to obtain and maintain all applicable licenses or approvals and despite, based upon advice of local counsel, our belief that we are acting lawfully. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives. Such proceedings could have an adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries and/or the marketing thereof (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us to obtain and/or such licenses or approvals may contain other commercially undesirable conditions or where our marketing strategy is prohibited or hindered.

Even where enabling legislation is passed, there can be no assurance that such legislation and accompanying regulations and interpretation thereof will be positive for our business, either at the outset or upon subsequent revision. In the past, there have been instances where business-friendly legislation and/or regulations have been enacted only for subsequent revisions or interpretations to follow with the effect of severely restricting our ability to do business profitably. Examples of this include changes to rules and regulations governing or restrictions placed on marketing, sponsorships, customer incentives, customer deposit mechanisms and limits, customer withdrawal mechanisms and limits, and customer loss and other limits that have in some instances been enacted or amended some time after initial enabling legislation and/or regulation, or subsequent increases to gaming and other taxes.

For example, with regards to the licenses that we hold for our operations in Great Britain, the Gambling Commission (“the GC”) regulates online gambling operators. Over time the GC has issued interpretations of and amendments to the regulations. Examples include the prohibition of customer reverse withdrawals, the prohibition of various casino game features, and the introduction of casino game speed of play limits that were all brought into effect on October 31, 2020. Furthermore, the Gambling Act 2005 (2005 c 19), which is an Act of the Parliament of the United Kingdom that was amended in 2014 and which governs gambling (including online gambling) in Great Britain, is currently under review, including potential restrictions on advertising and sponsorships, which may have an adverse impact on our ability to grow our business in the United Kingdom.

As another example, the Dirección General de Ordenación del Juego (“the DGOJ”) is the responsible regulator with regards to the license that we hold for our operations in Spain. Under Spanish law, the conduct of a gambling business includes explicit prescriptions such as default limits on the amounts that customers are allowed to deposit within defined periods into their wagering accounts. When we acquired our license to operate in Spain, the law allowed us to sponsor football (soccer) teams, which resulted in us sponsoring the La Liga teams Deportivo Alavés, Levante Unión Deportiva and Club Deportivo Leganes. However, with effect from the start of the 2020/21 La Liga football season, gambling trademarks or logos may no longer be incorporated into sports equipment (including football shirts) and nor may trademarks be used to identify sports facilities or incorporated into a team’s name. Accordingly it was not possible for our arrangements with the aforementioned teams to be extended. Similarly, when we acquired our license to operate in Spain, the law allowed us to advertise our products and offerings on television with relatively limited restrictions. However, with effect from September 1, 2021, television advertising for gambling and betting is restricted to the hours of 01:00 to 05:00. While we expect to be able to continue to grow our business in Spain by means of alternative marketing channels, these changes have had at least a temporary adverse impact on our ability to grow our business in Spain.

There can be no assurance that these or other jurisdictions where we hold licenses will not adopt additional or incremental changes to their laws or their regulations, or that we will foresee or otherwise be able to predict such changes or that we will be able to successfully mitigate them. Failure to successfully mitigate such changes could have an adverse effect on our business, financial condition, results of operations and prospects.

Due to the nature of our business, we are subject to taxation in a number of jurisdictions and may in the future be subject to taxation in new jurisdictions, and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could adversely affect our financial condition and results of operations.

Our tax obligations are and will be varied and include U.S. federal and state taxes as well as national, state, provincial and other taxes around the world due to the nature of our business. The tax laws that will be applicable to our business are subject to interpretation, and significant judgment will be required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with the 2017 United States Tax Cuts and Jobs Act (“TCJA”) may require the collection of information not regularly produced within our Company, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve with respect to the TCJA, and as we gather more information and perform more analysis, our results may differ from previous estimates and may adversely affect our consolidated financial statements.

The gaming industry represents a significant source of tax revenue to the jurisdictions in which we currently and in the future will operate. Companies in the gaming industry are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as ours. The application of such laws may be inconsistent from jurisdiction to jurisdiction. Our in-jurisdiction activities may vary from period to period which could result in differences in nexus from period to period.

We are subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions that we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.

We operate in an industry and across jurisdictions which increase our tax risk profile, and subjects us to numerous pieces of anti-avoidance legislation which are generally complex, require detailed analysis, and which positions are often not certain due to the breadth of the anti-avoidance rules. In addition, the indirect tax treatment of the services we provide in certain countries is often unclear. As a result of these risks, we may have significant tax exposures that we have not accounted for, including in key markets, which could adversely affect our financial condition and results of operations.

Due to the international scope of our operations and the industry in which we operate, we are subject to tax laws and regulations, including numerous anti-avoidance legislation, which are complex and subject to varying interpretations, imposed by taxing authorities around the world. Furthermore, tax laws are dynamic and therefore subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner which we consider to be in compliance with current prevailing tax laws. However, the tax treatment of our structure and of the offerings we provide in certain jurisdictions is often unclear and could be subject to material adjustment. For example, the taxing authorities in the jurisdictions in which we operate may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions and/or credits or otherwise expose us to additional taxes, interest and/or penalties, including in key markets, which could adversely affect our financial condition and results of operations. In addition, future changes to tax laws and regulations could increase our tax obligations in jurisdictions where we do business or are deemed to do business for tax purposes, or require us to change the manner in which we conduct certain aspects of our business.

We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

As a growing company with expanding operations, we in the past have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, and other proceedings involving competition and antitrust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters, including claims by customers. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing an adverse effect on our business, financial condition, results of operations and prospects.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Intellectual Property and Data Privacy Risks

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.

We rely on trademark, copyright, trade secret, and domain-name-protection laws to protect our rights in intellectual property. However, third parties may knowingly or unknowingly infringe our rights in intellectual property, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved or courts/tribunals may not uphold our objections or claims. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. There can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

Circumstances outside our control could pose a threat to our intellectual property rights. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, we cannot be certain that we can rely on existing statutes, regulations and/or case law (including in the U.S.) to protect our unregistered intellectual property in the future or prevent third parties from making unauthorized uses of our data and other unregistered intellectual property. The position regarding the U.K. and the EU database right following Brexit also remains unclear. The loss of EU database right protection could adversely affect our business. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. If we are unable to protect our proprietary offerings and features, competitors may copy them. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our offerings and service. Any of these events could harm our business, financial condition, results of operations and prospects.

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.

We are, and will increasingly become as we seek to expand our business, subject to numerous domestic and foreign laws, regulations, rules and standards, as well as associated industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, and/or other processing of personal data (collectively, “Processing”) in the jurisdictions in which we operate (collectively, “Data Protection Requirements”). These Data Protection Requirements often vary significantly by jurisdiction. While we have taken steps to comply with Data Protection Requirements, we cannot assure you that our efforts to achieve and remain in compliance have been and/or will continue to be, fully successful. If we fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data or orders to destroy or not use personal data. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; or require us to revise or restructure our operations.

For example, the European Union’s General Data Protection Regulation (“GDPR”) applies to any Processing operations carried out in the context of the activities of an establishment in the EEA, as well as to any other Processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of individuals’ behavior in the EEA. Also, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to Processing operations carried out in the context of the activities of an establishment in the United Kingdom and any other Processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of individuals’ behavior in the United Kingdom. Therefore, reference to the GDPR herein also refers to the UK GDPR in the context of the

United Kingdom, unless the context requires otherwise. Furthermore, the GDPR provides that EEA Member States may introduce specific, supplementary requirements related to the Processing of “special categories of personal data”; as well as personal data related to criminal offences or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA and/or United Kingdom, which may increase our costs and overall compliance risk.

The GDPR and such supplementary requirements impose stringent data privacy and security requirements. In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for Processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA/UK to most third countries, creates mandatory data breach notification requirements in certain circumstances and establishes onerous new obligations on service providers, or processors, who Process personal data simply on behalf of others. It also significantly increased penalties for noncompliance.

Additionally, following the United Kingdom’s withdrawal from the European Union on January 31, 2020 and end of the post-Brexit transition period on December 31, 2020, as noted above, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the European Union, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed, however, only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place (such as the then-current form of the European Commission-issued Standard Contractual Clauses), to enable transfers of personal data from the EEA to the United Kingdom to continue.

We are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the customer to their data being transmitted outside of Colombia.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. In particular, European data protection laws, such as the GDPR, generally prohibit the transfer of personal data from the EEA, United Kingdom and Switzerland to the United States, and most other countries, known as ‘third countries’, in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data to the United States was the E.U.-U.S. Privacy Shield framework administered by the U.S. Department of Commerce. On July 16, 2020, the Court of Justice of the European Union, or CJEU, in a decision known as ‘Schrems II’, invalidated the EU-U.S. Privacy Shield, under which personal data could be transferred from the EEA and the United Kingdom to U.S. entities that had self-certified under the Privacy Shield. On September 8, 2020, the UK government similarly confirmed that the EU-U.S. Privacy Shield could not be used as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the UK GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield regime was also inadequate for the purposes of personal data transfers from Switzerland to the U.S. entities who had self-certified under the Swiss Privacy Shield. The CJEU Schrems II decision referenced above also cast doubt on the ability to use one of the primary alternatives to the E.U.-U.S. Privacy Shield and Swiss-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data to the United States and most other third countries. On June 4, 2021, the European Commission published new versions of the Standard Contractual Clauses. These Standard Contractual Clauses have been required for new transfers of personal data from the EEA to third countries from September 27, 2021, and all existing standard contractual clauses arrangements must be migrated to the revised Standard Contractual Clauses December 27, 2022. The revised Standard Contractual Clauses cannot be used for transfers to non-EEA entities whose processing is already subject to the GDPR; however, no equivalent standard data protection clauses have been issued and approved by the European Commission and, therefore, current market practice is largely to use the Standard Contractual Clauses notwithstanding this issue. In respect of transfers under the UK GDPR to ‘inadequate’ third countries, the UK Government has separately issued both a UK International Data Transfer Agreement and a UK International Data Transfer Addendum to the Standard Contractual Clauses, together, UK Transfer Tools, which may be used from 21 March 2022; must be used for new transfers after 21 September 2022; and must be used for all existing and new transfers after 21 March 2024. The implementation of the new Standard Contractual Clauses and UK Transfer Tools has necessitated amendments to our data transfer arrangements with partners, sub-processors and vendors. Use of both the existing and the new Standard Contractual Clauses and UK Transfer Tools must, following the Schrems II decision, now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and additional supplementary technical, organizational and/or contractual measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses and UK Transfer Tools and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data. Having reached agreement in principle on March 25, 2022, the U.S. and EU are in the process of negotiating a Trans-Atlantic Data Privacy Framework as an alternative transfer mechanism, which would allow personal data to flow freely between the EU and participating U.S. companies; however, any such framework is still to be agreed and may be subject to challenge if implemented. It is expected that a new EU-US data transfer framework will not be ready before Spring 2023. As such, our transfers of personal data to third countries may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions, including fines of up to 4% of annual global revenue or €20,000,000/£17,500,000, whichever is higher, and injunctions against transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the Standard Contractual Clauses can and cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate and/or engage providers and/or otherwise transfer personal data, it could affect the manner in which we receive and/or provide services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. Online advertising technology and the use of personal data for “real time bidding” activities present significant privacy compliance challenges; accordingly, this area has been and is likely to remain the focus of numerous reviews, investigations and enforcement actions by lawmakers and regulators. We are likely to be required to expend further capital and other resources to address the outcomes of such reviews, investigations and enforcement actions, and to ensure compliance with the changing practices, laws, regulations and industry requirements relating to online advertising technology. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business.

In the EU, rules relating to electronic direct marketing are currently set out in the ePrivacy Directive, which is likely to be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2024. The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance (including ICO and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. Our cookie consent management functionality and cookies notices may not meet the standards outlined in such guidance.

In the United States, the federal government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data.

For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe statutory damages for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”). The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. Laws like the SHIELD Act, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. For example, Virginia has enacted the Consumer Data Protection Act and Colorado has enacted the Colorado Privacy Act, each of which may impose obligations similar to or more stringent than those we may face under other data protection laws. Compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements.

Although we have implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail, or are perceived to have failed, to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations and penalties (including potential suspension or loss of licensure), enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to countries (e.g., the GDPR introduced fines of up to €20,000,000/£17,500,000 or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data.

Our processing of cardholder data is subject, in addition to data protection and privacy laws, to strict industry standards and security procedures. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. Any actual or perceived failure to comply may result in the inability to process payments, monetary penalties and reputational damages which may require material expenditures and harm our financial condition and results of operations.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands — Visa, Mastercard, Discover, American Express, JCB. Compliance in this regard is important as Super Group does process cardholder data. Where there is actual or perceived non-compliance with PCI DSS, this may result in Super Group’s inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance Super Group is required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, the Company will take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.

We will rely on products, technologies and intellectual property that we license from third parties, for use in our offerings. A substantial portion of our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies, data feeds, software platforms and games in a competitive market. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. We use data in respect of sporting feeds which we believe to be freely available in the public domain and/or which are made available to us at no charge. In the future, we may be forced to pay for usage of such data, including retrospectively, and third parties may assert rights to such data and/or such third parties may attempt to charge us for the right to use such data. In the event that this does happen, we cannot be certain that appropriate licenses will be available to us on commercially reasonable terms, if at all. In the event that we cannot agree on appropriate licenses, we may be required to discontinue or limit our use of the relevant data and, to the extent that certain of our offerings or products or components thereof are entirely reliant on such data, we may therefore be unable to continue to provide certain offerings or products or components thereof, in which case our business, our results of operations, our financial results and our prospects may suffer.

Some of our license agreements contain minimum guaranteed royalty payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of our license agreements grant the licensor rights to audit our use of their intellectual property as well as the financial calculations of royalty payments under these agreements. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

The regulatory review process and licensing requirements also may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval, licensure or other requirements before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and we cannot assure that such approvals will be granted or that the approval process will not result in delays or disruptions to our strategic objectives.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

Our technology infrastructure is critical to the performance of our platform and offerings and to customer satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We currently use and may in the future make additional use of “cloud” computing services which are a form of computing infrastructure provided by third parties such as Amazon and Microsoft and as such are substantially not within our control and are subject to outages that we would not be able to prevent and would have significant difficulty mitigating should they occur. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could adversely affect our business, financial condition, results of operations and prospects.

Additionally, our products may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch and could result in a vulnerability that could compromise the security of our systems. If a particular product offering is unavailable when customers attempt to access it or navigation through our platforms is slower than they expect, customers may be unable to use our product offerings as desired and may be less likely to return to our platforms as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our platforms, divert our resources and delay market acceptance of our offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects.

If our customer base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the customer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, climate change, climate change-related events, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events.

If we do not continuously improve upon our systems and products and offerings then notwithstanding that the performance thereof might remain constant it might nonetheless also deteriorate when viewed relative to our competitors. This in turn might harm our reputation with our customers or reduce their enjoyment of our products and in turn harm our reputation, business, financial condition, results of operations and prospects.

We believe that if our customers have a negative experience with our offerings, or if our brand or reputation is negatively affected, customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by unauthorized third parties, hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.

The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ information may be lost, disclosed, accessed or taken without consent. If any such access, disclosure or other loss of information should occur, then we would likely suffer attempts by the recipients of such data to divert our customers away from our products and would also suffer a substantial loss of trust and reputation with our customers and would likely lose a significant portion of their business as a result. We have experienced attempted cyber-attacks, attempts to breach our systems and other similar attempts in the past. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites and/or externally exposed administrative systems are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of customer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain a customer’s password could access the customer’s transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Some of our software systems contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our offerings.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open source software to avoid subjecting our platform and our back-office and administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.

A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our customers’ property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our Ordinary Shares

The market price of our Ordinary Shares may fluctuate substantially.

Fluctuations in the price of our Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there was not a public market for our Ordinary Shares. Accordingly, the valuation ascribed to us in the Business Combination is not necessarily indicative of the price that has prevailed or will prevail in the trading market. If an active market for our securities develops and continues, the trading price of our Ordinary Shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our Ordinary Shares, and our Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of our Ordinary Shares may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the industries in which we operate in general;

•	operating and share price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our Ordinary Shares available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our Ordinary Shares irrespective of our operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Ordinary Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price, regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.

The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts nor the content and opinions included in their reports. As a former shell company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our share price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our share price and trading volume to decline.

Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

We are a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See “Description of Securities — Enforceability of Civil Liabilities.”

As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the Island of Guernsey, and our Ordinary Shares and public warrants are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, may differ significantly from NYSE corporate governance listing standards.

Among others, we are not required to:

•	have a majority of the members of our board of directors who are independent;

•	hold regular meetings of our non-executive directors without the executive directors;

•	have a nominating and/or corporate governance committee composed of entirely independent directors;

•	have a compensation committee composed of entirely independent directors;

•	adopt a code of business conduct and ethics, which we intend to do; or

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities.

Provisions in our governing documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Ordinary Shares and could entrench management.

Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. we may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our Ordinary Shares.

If a U.S. Holder is treated as owning at least 10% of our Ordinary Shares (by value or voting power), such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation for U.S. federal income tax purposes (“CFC”), generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and “investment of earnings in U.S. property,” (in each case, as determined for U.S. federal income tax purposes) even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because we may form or acquire one or more U.S. subsidiaries (including DGC USA), the application of those attribution rules may cause our non-U.S. subsidiaries to be treated as CFCs. We cannot provide any assurances that we will assist holders of our Ordinary Shares in determining whether we or any non-U.S. subsidiaries are or will be treated as a CFC or whether any holder of our Ordinary Shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

Each U.S. Holder should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

If a Holder is treated as owning a significant percentage of our equity (typically greater than 5%, but always subject to regulator discretion), the Holder may be required to undergo probity review and approval by one or more gaming regulators.

In order to operate in certain jurisdictions (including U.S. states), we obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those beneficially holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. For directors, officers, employees, and material shareholders, suitability is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; and (ii) general history and background. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. Directors, officers, employees, and material shareholders may be required to provide extensive disclosure regarding their background, assets, liabilities, employment history, and sources of income. The failure of our officers, directors and material holders of its Ordinary Shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or material shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person.

If we are or any of our subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If we are or become or any of our subsidiaries is or becomes a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) holds our Ordinary Shares or public warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

For U.S. federal income tax purposes, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on the nature of our business and the valuation of our assets, including goodwill, we expect that we will not be treated as a PFIC for our taxable year ending December 31, 2022. However, no assurances regarding our PFIC status can be provided for current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our Ordinary Shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we may enter into during 2022 and in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.

Please see the section titled “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to our potential PFIC status. U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares or public warrants.

The warrants may never be in the money, and may expire worthless.

The exercise price of the warrants is $11.50 per share. Whether the warrant holders exercise the warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. If the trading price for our ordinary shares is sustained at less than $11.50 per share, we believe holders of the warrants will be unlikely to exercise their warrants. There is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless and we may never receive any proceeds from the exercise of the warrants.

We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.

We may issue additional Ordinary Shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.

Our issuance of additional Ordinary Shares or other equity securities would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding ordinary share may be diminished; and

•	the market price of our Ordinary Shares may decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the U.S. applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents or if a majority of our directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

Risks Related to Our Warrants and the Offer to Exchange and Consent Solicitation

The Warrant Amendment, if approved, will allow us to (i) require that all outstanding warrants be exchanged for Ordinary Shares at a ratio 10% lower than the exchange ratio applicable to the Offer and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration.

If we complete the Offer and Consent Solicitation and obtain the requisite approval of the Warrant Amendment, we will have the right to (i) require holders of all public warrants that remain outstanding upon the closing of the Offer to exchange each of their warrants for 0.225 Ordinary Shares, which represents a ratio of Ordinary Shares per warrant that is 10% less than the exchange ratio applicable to the Offer, and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration.

Although we intend to require an exchange of all remaining outstanding public warrants and cancel all outstanding private placement warrants as a result of the approval of the Warrant Amendment, we would not be required to effect such an exchange and cancellation and may defer doing so, if ever, until most economically advantageous to us.

One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 50% of the outstanding public warrants, and 50% of the outstanding private placement warrants. Parties representing approximately 22.5% of the outstanding public warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation , and 59.5% of the outstanding private placement warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement (the “Tender and Support Agreement”). Accordingly, if holders of an additional approximately 27.5% of the outstanding public warrants tender their public warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation and the other conditions described herein are satisfied or waived, then the Offer will be consummated and the Warrant Amendment will be adopted.

If adopted, we currently intend to require the conversion of all outstanding public warrants to Ordinary Shares as provided in the Warrant Amendment, which would result in the holders of any remaining outstanding warrants receiving approximately 10% fewer shares than if they had tendered their warrants in the Offer.

Additionally, conditional on the completion of the Offer and Consent Solicitation, each of the Pre-Closing Holders have agreed to irrevocably and unconditionally waive their respective rights to receive Earnout Shares from the earnout obligation subject to and with effect from completion of the exchange.

The exchange of public warrants for Ordinary Shares will increase the number of shares eligible for future resale and result in dilution to our shareholders.

Our public warrants may be exchanged for Ordinary Shares pursuant to the Offer, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, although there can be no assurance that such warrant exchange will be completed or that all of the holders of the warrants will elect to participate in the Offer. Any public warrants remaining outstanding after the exchange likely will be exercised only if the $11.50 per share exercise price is below the market price of our Ordinary Shares. We also intend to require an exchange of all remaining outstanding public warrants assuming the approval of the Warrant Amendment. To the extent such warrants are exchanged following the approval of the Warrant Amendment or exercised, additional Ordinary Shares will be issued. These issuances of Ordinary Shares will result in dilution to our shareholders and increase the number of shares eligible for resale in the public market.

We have not obtained a third-party determination that the Offer or the Consent Solicitation is fair to warrant holders.

None of us, our affiliates, the dealer managers, the exchange agent or the information agent makes any recommendation as to whether you should exchange some or all of your warrants or consent to the Warrant Amendment. We have not retained, and do not intend to retain, any unaffiliated representative to act on behalf of the warrant holders for purposes of negotiating the Offer or Consent Solicitation or preparing a report concerning the fairness of the Offer or the Consent Solicitation. You must make your own independent decision regarding your participation in the Offer and the Consent Solicitation.

There is no guarantee that tendering your public warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the market price of our Ordinary Shares in the future. If you choose to tender some or all of your warrants in the Offer, future events may cause an increase in the market price of our Ordinary Shares and warrants, which may result in a lower value realized by participating in the Offer than you might have realized if you did not exchange your warrants. Similarly, if you do not tender your warrants in the Offer, there can be no assurance that you can sell your warrants (or exercise them for Ordinary Shares) in the future at a higher value than would have been obtained by participating in the Offer. In addition, if the Warrant Amendment is adopted, you may receive fewer shares than if you had tendered your warrants in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

The number of Ordinary Shares offered in the Offer is fixed and will not be adjusted. The market price of our Ordinary Shares may fluctuate, and the market price of our Ordinary Shares when we deliver our Ordinary Shares in exchange for your warrants could be less than the market price at the time you tender your warrants.

The number of Ordinary Shares for each warrant accepted for exchange is fixed at the number of shares specified on the cover of this Prospectus/Offer to Exchange and will fluctuate in value if there is any increase or decrease in the market price of our Ordinary Shares or the warrants after the date of this Prospectus/Offer to Exchange. Therefore, the market price of our Ordinary Shares when we deliver Ordinary Shares in exchange for your warrants could be less than the market price of the public warrants at the time you tender your warrants. The market price of our Ordinary Shares could continue to fluctuate and be subject to volatility during the period of time between when we accept warrants for exchange in the Offer and when we deliver Ordinary Shares in exchange for warrants, or during any extension of the Offer Period.

We may redeem your unexpired warrants that are not exchanged prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem all outstanding warrants at any time after they become exercisable and prior to their expiration, at $11.50 per warrant, provided that the last reported sales price (or the closing bid price of our Ordinary Shares in the event the shares of our Ordinary Shares are not traded on any specific trading day) of our Ordinary Shares equals or exceeds $18.00 per share for any 10 trading days within a 20 trading-day period ending on the third business day prior to the date we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time it redeems the warrants, we have an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the warrants and current prospectus relating to them is available. If and when the warrants that are not exchanged become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force a warrant holder: (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of your warrants.

The liquidity of the warrants that are not exchanged may be reduced or inexistent.

If the Warrant Amendment is approved, it is unlikely that any warrants will remain outstanding following the completion of the Offer and Consent Solicitation. See “ — The Warrant Amendment, if approved, will allow us (i) to require that all outstanding warrants be exchanged for Ordinary Shares at a ratio 10% lower than the exchange ratio applicable to the Offer and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration.” However, if any unexchanged warrants remain outstanding, then the ability to sell such warrants may become more limited due to the reduction in the number of warrants outstanding upon completion of the Offer and Consent Solicitation. A more limited trading market might adversely affect the liquidity, market price and price volatility of unexchanged warrants. If there continues to be a market for our unexchanged warrants, these securities may trade at a discount to the price at which the securities would trade if the number outstanding were not reduced, depending on the market for similar securities and other factors.

The Offer or the Warrant Amendment may be a taxable event for U.S. Holders.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — Exchange of Warrants for Ordinary Shares,” we intend to treat your exchange of warrants for our Ordinary Shares pursuant to the Offer as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. In addition, if the Warrant Amendment is approved, we intended to treat the warrants not exchanged for Ordinary Shares in the Offer as having been exchanged for “new” warrants pursuant to the Warrant Amendment, in a transaction constituting a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. However, there can be no assurance that the United States Internal Revenue Service will not assert a different treatment with respect to these transactions, including a treatment that would require U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) to recognize taxable income.

If contrary to our expectations, we were treated as a PFIC as discussed below under “Material U.S. Federal Income Tax Consequences – Passive Foreign Investment Company Rules,” under certain proposed Treasury Regulations, any gain realized on the exchange of warrants for Ordinary Shares pursuant to the Offer (or the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment) might be recognized and might be subject to certain special and adverse rules requiring recognition even though the exchange pursuant to the Offer (or the deemed exchange pursuant to the Warrant Amendment) may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized.

U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer and the Warrant Amendment, including in the event that they do not qualify for tax-free treatment. See “Material U.S. Federal Income Tax Consequences” for more information.

General Risk Factors

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

The terms of our future indebtedness may contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase shares, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Prospectus/Offer to Exchange. Unless the context otherwise requires, the “Company” refers to SGHC Limited and its subsidiaries prior to the Closing.

Super Group is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination and the exchange of our outstanding public warrants for the receipt of 0.25 Ordinary Shares of the Company (the “Offer to Exchange”) pursuant to the Offer. One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment. If approved, the Warrant Amendment would permit the Company to (i) require that all outstanding public warrants upon the closing of the Offer be converted into Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant (a ratio which is 10% less than the exchange ratio applicable to the Offer) and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is consummated. Additionally, conditional upon the completion of the Offer and Consent Solicitation, each of the Pre-Closing Holders have agreed to irrevocably and unconditionally waive their respective rights to receive Earnout Shares arising from the earnout obligation subject to and with effect from completion of the exchange. The following unaudited pro forma financial information is prepared on the assumption that (i) holders of 100% of then outstanding public warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and therefore the earnout obligation is unconditionally waived and (ii) holders of at least 50% of the number of then outstanding private placement warrants consent to the Warrant Amendment.

Based on this assumption, the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 presents (i) the combination of the historical statement of operations of SEAC with the unaudited pro forma condensed combined statement of profit or loss of SGHC for such period on a pro forma basis as if the Business Combination had occurred as of January 1, 2021 and (ii) the Offer to Exchange, the extinguishment of the Earnout Shares and the cancellation of our private placement warrants for no consideration as explained elsewhere herein.

We have not presented a pro forma condensed consolidated statement of profit or loss for the six-month period from January 1, 2022 to June 30, 2022, as SEAC had no material operations other than movements in the changes in fair value of its warrant liability until January 27, 2022, which would be reversed for the Offer to Exchange during that period for pro forma purposes. Pro forma adjustments to the pro forma condensed consolidated statement of profit and loss for Super Group’s change in the fair value of its warrant liability for warrants (€34.6 million) and changes in the fair value of the earnout liability (€194.9 million), related foreign exchange movements (€24.0 million) and related issuance of Ordinary Shares would have resulted in a pro forma loss for the six month period of €74.8 million and a pro forma loss per share of €0.15 basic and diluted.

We have not presented a pro forma consolidated statement of financial position as of June 30, 2022, as the effects of the exchange of our outstanding public warrants for receipt of 0.25 Ordinary Shares of the Company, extinguishment of the Earnout Share and cancellation of our private placement warrants would adjust our net liabilities by a decrease of €91.2 million and shareholders’ equity by an increase of €95.9 million. The Business Combination has previously been accounted for in the historic statement of financial position of Super Group as at June 30, 2022 contained elsewhere herein.

This information should be read together with the historical financial statements of SGHC and related notes and the historic unaudited condensed consolidated financial statements of Super Group and their related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this Prospectus/Offer to Exchange.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 has been prepared using the following:

•	SGHC’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021, as included in this Prospectus/Offer to Exchange.

•	SEAC’s unaudited condensed statement of operations for the year ended December 31, 2021.

Description of the Business Combination

On April 23, 2021, SEAC, SGHC, Merger Sub and Super Group entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the mergers and the other transactions contemplated thereby. Merger Sub is a wholly-owned subsidiary of Super Group. The key steps were:

1.

SGHC shareholders (“Pre-Closing Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC (“Pre-Closing Reorganization”).

2.

SEAC merged with and into Merger Sub, with SEAC continuing as the surviving company and a wholly owned subsidiary of Super Group. Each shareholder and warrant holder of SEAC received the same number of shares and warrants in Super Group as each holder had in SEAC (“Merger”).

3.	Aggregate cash consideration of $249.9 million was paid to certain of the Pre-Closing Holders in exchange for an agreed portion of their Super Group shares at a value of $10 per share.

Accounting Treatment

As the first step in the Business Combination, Super Group undertook the Pre-Closing Reorganization which was accounted for as a capital reorganization whereby all issued and outstanding shares in SGHC were obtained by Super Group in exchange for shares in Super Group. This transaction was accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3 (Business Combination) prior to the Pre-Closing Reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the net assets transferred at pre-combination predecessor book values. Following this first step, SGHC was a wholly owned subsidiary of Super Group.

As the second step of the Business Combination, Merger Sub and SEAC undertook to complete the Merger. As a result of the Merger, the existing shareholders of SEAC exchanged their shares for shares in the Company on a 1 for 1 basis. SEAC, as the continuing surviving company in the merger, is a wholly owned subsidiary of Super Group.

SEAC is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominately of cash in the Trust Account. Therefore, the Merger transaction was accounted for under IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following assumptions:

•	SGHC Shareholders hold a majority of the voting power of the combined company;

•	SGHC’s operations comprise the ongoing operations of the combined company;

•	SGHC’s designees comprise a majority of the governing body of the combined company; and

•	SGHC’s senior management comprise the senior management of the combined company.

In accordance with IFRS 2, the difference in the fair value of the consideration (i.e. shares and warrants issued by the Company) for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represented a service for the listing of the Company and was recognized as a share-based payment expense. The consideration for the acquisition of SEAC was determined using the closing prices of SEAC’s publicly traded SEAC Class A Common Stock and the public warrants traded on the New York Stock Exchange under the ticker symbols “SEAH” and “SEAH WS” in addition to the calculated fair value, using a Black Scholes valuation, of the private placement warrants issued to the Sponsor and PJT Partners Holdings LP in a private placement simultaneously with the closing of the IPO as well as in connection with the closing of the partial exercise by Goldman Sachs & Co. LLC and PJT Partners LP (the “Underwriters”) of their over-allotment option, with each such private placement warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share, each as of January 27, 2022.

Finally, the repurchase of the Company’s shares from Pre-Closing Holders at $10 per share was treated as a reduction in share capital and cash for the Company.

Basis of Pro Forma Presentation

The historical financial statements of SGHC have been prepared in accordance with IFRS and in its presentation currency of Euros. The historical financial statements of SEAC have been prepared in accordance with U.S. GAAP in its presentation currency of U.S. Dollars. The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 — IFRS Adjustments and Reclassifications). For purposes of having unaudited pro forma condensed combined financial information, the historical statement of operations of SEAC has been translated into Euros using the average exchange rate for the period from January 1, 2021 through December 31, 2021 of $1.00 to €0.8456.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). No Management’s Adjustments have been identified by the Company and, therefore, only Transaction Accounting Adjustments are included in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced period. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies been combined for the referenced period or the future results that the combined company will experience. SGHC, SEAC and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The following summarizes the number of Super Group Ordinary Shares outstanding following the Closing of the Business Combination:

Shareholders
	Ownership in shares	% of ownership
SEAC Public Stockholders	20,225,691	4.13%
Founders	11,250,000	2.29%
SGHC Post-Closing Holders	458,721,777	93.58%

	490,197,468	100%

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in Euros thousands unless otherwise denoted)

	SGHC (Historical)	SEAC (Historical and re-presented in IFRS in Euros) 1(aa)		Notes	Business combination Transaction accounting adjustments		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Revenue	€1,320,658	€			€			€			€1,320,658
Direct and marketing expenses	(896,494)										(896,494)
Other operating income	8,042										8,042
General and administrative expenses	(149,859)		(6,157)								(156,016)
Depreciation and amortization expense	(83,560)										(83,560)
Formation and operating costs											—
Transaction expenses						(21,611)	2(dd)				(21,611)
Listing expenses						(126,252)	2(aa)				(126,252)

Profit/(Loss) from operations	198,787		(6,157)			(147,863)					44,767
Other income and expenses:
Change in fair value of warrant liability			(35,410)						35,410	2(ff)	—
Finance income	1,312		55	1(bb)		(55)	2(cc)				1,312
Finance expense	(6,370)					5,046	2(bb)				(1,324)
Gain on derivative contracts	15,830										15,830
Gain on bargain purchase	16,349										16,349

Profit/(loss) before taxation	225,908		(41,567)			(142,817)			35,410		76,934
Income taxation	9,970						2(ee)			2(ee)	9,970

Profit/(loss) for the year	235,878		(41,567)			(142,817)			35,410		86,904

Weighted average shares outstanding of Class A common stock			45,000,000
Basic and diluted income per share, Class A common stock			(0.74)
Weighted average shares outstanding of Class B common stock			11,250,000
Basic and diluted net loss per share, Class B common stock			(0.74)
Weighted average shares outstanding of common stock	55,497,173
Basic and diluted net loss per share, common stock	4.25
Weighted average shares outstanding of common stock											495,822,468
Basic net loss per share, common stock											0.18
Weighted average shares outstanding of common stock											495,822,468
Diluted net loss per share, common stock											0.18

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share data)

Note 1 — IFRS Adjustments and Reclassifications

The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 are as follows:

(aa)

The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical unaudited statement of operations of SEAC was translated from U.S. dollars to Euro’s using the average exchange rate for the period from January 1, 2021 through December 31, 2021 of $1.00 to €0.8456.

(bb)	Reflects the reclassification adjustment to align SEAC’s historical statement of operations with the presentation of SGHC’s statement of profit or loss.

Note 2 — Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 are as follows:

(aa)

The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments (i.e., shares and warrants issued by Super Group) over the fair value of identifiable net assets of SEAC represents a service for listing of the Super Group Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a noncash and non-recurring expense, is estimated to be €126.2 million based on the calculation presented in the table below using SEAC market prices as of January 27, 2022 for both the public warrants to be automatically converted and SEAC Class A Common Stock to be exchanged for Super Group Shares to be issued by Super Group. For the private placement warrants to be automatically converted into public warrants, a preliminary valuation was performed as of January 27, 2022 for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and SEAC Class A Common Stock price. Any increase or decrease in volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the private placement warrants of approximately €1.7 million or decrease in the fair value of the private placement warrants of approximately €4.2 million, respectively.

	Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	Shares	in thousands
Total Super Group Shares to be issued to SEAC stockholders	31,475,691
Market value per share at January 27, 2022	$8.14
Fair value of shares issued in USD		$256,212
Fair value of shares issued in EUR at the January 27, 2022 exchange rate		€226,442
Public warrants to be issued
—SEAC Private Placement Warrants	11,000,000
—SEAC Public Warrants	22,499,986
Total public warrants to be issued to SEAC Warrant holders	33,499,986
Fair value per private placement warrant at January 27, 2022	$1.45
Market value per public warrant at January 27, 2022	$1.63
Fair value of warrants issued in USD		$52,625
Fair value of warrants issued in EUR at the January 27, 2022 exchange rate		€46,478
Fair value of shares and warrants issued in consideration for combination in EUR		€272,920
Net assets of SEAC at January 27, 2022 in EUR		317,981
Removal of Warrant Liabilities from net Assets		46,205
SEAC redemption payments		(217,518)

Net assets of SEAC acquired at January 27, 2022 in EUR12		€146,668
Difference—being IFRS 2 charge for listing services in EUR		€126,252

1 –The net assets of SEAC for the purposes of the IFRS 2 calculation represent the net assets of SEAC at January 27, 2022 excluding the Warrant Liabilities as those warrants are exchanged for public warrants and therefore do not represent a liability assumed but are included in the calculation of the consideration transferred.

2 – The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical balance sheet of SEAC was translated from U.S. dollars to Euro’s using the historical closing exchange rate, as of January 27, 2022, of $1.00 to €0.88.

(bb)

Reflects the elimination of interest expense related to the debt for equity swap of eight individual loans completed on June 25, 2021. At the time of the swap, the debt consisted of €178.8 million of debt with an interest rate of 3-month LIBOR +5%, €23.2 million of debt with an interest rate of 6% and €1.0 million of debt with an interest rate of 2.0%, amounting to an aggregate principal balance of €203.0 million. Prior to the swap, the loan counterparties novated the loans to SGHC Shareholders in proportion to the ownership of each in SGHC. This swap of debt for equity with SGHC Shareholders is done in contemplation of the Business Combination. As the debts are no longer outstanding, the related interest expense on those loans previously recognized has been reversed.

(cc)	Reflects the elimination of interest income related to the marketable securities held in the trust account.

(dd)	Reflects the incremental expenses incurred in connection with the Business Combination. These costs have been presented as Transaction expenses.

(ee)	Due to the nature of the adjusting entries and the fact that most legal entities are domiciled in Guernsey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

(ff)	Represents the reversal of the change in fair value of the warrant liability to reflect the Offer to Exchange.

Note 3 — Earnings per share

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that SEAC’s initial public offering occurred as of January 1, 2021. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period.

The following tables summarize the number of basic and diluted weighted average shares outstanding for the year ended December 31, 2021:

	For the year ended December 31, 2021
	Shares	€ in thousands
Pro forma profit		86,904
Weighted average shares outstanding, basic and diluted - pro forma	495,822,468
Earnings per share, basic and diluted	€0.18

For the year ended December 31, 2021
Shares
Weighted average shares calculation, basic and diluted
Super Group Shares Outstanding	490,197,468

Ordinary shares issued for warrants	5,625,000
Weighted average shares outstanding, basic and diluted - pro forma	495,822,468

Note 4 — Insignificant acquisitions

The unaudited pro forma condensed combined financial information does not include the pre-acquisition results of Haber Investments, Red Interactive, Webhost, DigiProc, Partner Media, Buffalo Partners, Raichu, Raging River, Digiprocessing Mauritius or Verno these were not considered significant for the purposes of presenting Article 11 pro forma information.

THE OFFER AND CONSENT SOLICITATION

Participation in the Offer and Consent Solicitation involves a number of risks, including, but not limited to, the risks identified in the section titled “Risk Factors.” Warrant holders should carefully consider these risks and are urged to speak with their personal legal, financial, investment and/or tax advisor as necessary before deciding whether or not to participate in the Offer and Consent Solicitation. In addition, we strongly encourage you to read this Prospectus/Offer to Exchange in its entirety, and the information and documents that have been included herein, before making a decision regarding the Offer and Consent Solicitation.

General Terms

Until the Expiration Date, we are offering to holders of our public warrants the opportunity to receive 0.25 Ordinary Shares in exchange for each public warrant they hold. Holders of the public warrants tendered for exchange will not have to pay any of the exercise price for the tendered warrants in order to receive Ordinary Shares pursuant to the Offer. Our consummation of the Offer is conditional on (i) holders of at least 50% of then outstanding public warrants tendering their warrants in the Offer, and thereby consenting to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consenting to the Warrant Amendment. No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares to any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares.

As part of the Offer, we are also soliciting from the holders of warrants their consent to the Warrant Amendment, which, if approved, will permit the Company to (i) require that all outstanding public warrants upon completion of the Offer be converted into Ordinary Shares at a ratio of 0.225 Ordinary Shares per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer and (ii) instruct the warrant agent to cancel each outstanding private placement warrant for no consideration. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is consummated. A copy of the Warrant Amendment is attached hereto as Annex A. We urge that you carefully read the Warrant Amendment in its entirety. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of holders of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants.

Holders who tender public warrants for exchange in the Offer will automatically be deemed, without any further action, to have given their consent to approval of the Warrant Amendment (effective upon our acceptance of the tendered warrants). The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the warrants. You cannot tender any public warrants for exchange in the Offer without giving your consent to the Warrant Amendment. Thus, before deciding whether to tender any public warrants, you should be aware that a tender of warrants may result in the approval of the Warrant Amendment.

The Offer and Consent Solicitation is subject to the terms and conditions contained in this Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

You may tender some or all of your warrants into the Offer.

If you elect to tender public warrants in the Offer and Consent Solicitation, please follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal and Consent.

If you tender public warrants, you may withdraw your tendered public warrants at any time before the Expiration Date and retain them on their current terms or amended terms if the Warrant Amendment is approved, by following the instructions herein. In addition, public warrants that are not accepted by us for exchange by January 10, 2023 may thereafter be withdrawn by you until such time as the public warrants are accepted by us for exchange.

Corporate Information

The legal name of the Company is Super Group (SGHC) Limited. The Company was incorporated under the laws of the Island of Guernsey as a non-cellular company limited by shares on March 29, 2021. The Company’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE. The address of the principal executive office of the Company is Super Group (SGHC) Limited, Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR, and the telephone number of the Company is +44 (0) 14 8182 2939.

On January 27, 2022 the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) dated April 23, 2021, by and among itself, Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Sports Entertainment Acquisition Corp (“SEAC”), a New York Stock Exchange (“NYSE”) publicly traded special purpose acquisition company based in the United States and Sports Entertainment Acquisition Holdings LLC, a Delaware limited liability company, which resulted in the public listing of the Company.

We maintain a website at https://www.sghc.com where general information about us is available. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus/Offer to Exchange or the registration statement of which it forms a part. Our Ordinary Shares and public warrants trade on NYSE under the symbols “SGHC” and “SGHC WS” respectively.

Warrants Subject to the Offer and Consent Solicitation

The public warrants were issued in connection with SEAC’s IPO. The private placement warrants were issued pursuant to certain subscription agreements, each in connection with the closing of SEAC’s IPO. Each warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on NYSE under the symbol “SGHC WS.” As of November 9, 2022, 33,499,986 warrants were outstanding, consisting of 22,499,986 public warrants and 11,000,000 private placement warrants. Pursuant to the Offer, we are offering up to an aggregate of 5,624,997 Ordinary Shares in exchange for the warrants.

Offer Period

The Offer and Consent Solicitation will expire on the Expiration Date, which is 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which we may extend. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer and Consent Solicitation is open. There can be no assurance that we will exercise our right to extend the Offer Period. During any extension, all public warrant holders who previously tendered warrants will have a right to withdraw such previously tendered warrants and thereby revoke their consent to the Warrant Amendment until the Expiration Date, as extended. If we extend the Offer Period, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Upon any such withdrawal, we are required by Rule 13e-4(f)(5) under the Exchange Act to promptly return the tendered warrants. We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

At the expiration of the Offer Period, the current terms of the warrants will continue to apply to any unexchanged warrants, or the amended terms if the Warrant Amendment is approved, until the warrants expire on January 27, 2027, subject to certain terms and conditions.

Amendments to the Offer and Consent Solicitation

We reserve the right at any time or from time to time, to amend the Offer and Consent Solicitation, including by increasing or (if the conditions to the Offer are not satisfied) decreasing the exchange ratio of Ordinary Shares issued for every warrant exchanged or by changing the terms of the Warrant Amendment.

If we make a material change in the terms of the Offer and Consent Solicitation or the information concerning the Offer and Consent Solicitation, or if we waive a material condition of the Offer and Consent Solicitation, we will extend the Offer and Consent Solicitation to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open after material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information.

If we increase or decrease the exchange ratio of our Ordinary Shares issuable in exchange for a warrant or the amount of warrants sought for tender, and the Offer and Consent Solicitation is scheduled to expire at any time earlier than the end of the tenth business day from the date that we first publish, send or give notice of such an increase or decrease, then we will extend the Offer and Consent Solicitation until the expiration of that ten business day period.

Other material amendments to the Offer and Consent Solicitation may require us to extend the Offer and Consent Solicitation for a minimum of five business days.

Partial Exchange Permitted

Our obligation to complete the Offer is conditioned on (i) holders of at least 50% of then outstanding public warrants tendering their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding private placement warrants consenting to the Warrant Amendment. If you choose to participate in the Offer, you may tender less than all of your public warrants pursuant to the terms of the Offer. No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares to any holder of public warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares.

Conditions to the Offer and Consent Solicitation

The Offer and Consent Solicitation are conditioned upon the following:

•

the registration statement, of which this Prospectus/Offer to Exchange forms a part, shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order;

•

no action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, shall have been threatened, instituted or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the tender of some or all of the warrants pursuant to the Offer or otherwise relates in any manner to the Offer;

•

there shall not have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or Consent Solicitation or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly, (i) make the acceptance for exchange of, or exchange for, some or all of the warrants illegal or otherwise restrict or prohibit completion of the Offer or Consent Solicitation, or (ii) delay or restrict our ability, or render us unable, to accept for exchange or exchange some or all of the warrants;

•

there shall not have occurred (i) any general suspension of trading in securities in U.S. securities or financial markets; (ii) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; (iii) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or (iv) a natural disaster, a significant worsening of the ongoing COVID-19 pandemic, an outbreak of a pandemic or contagious disease other than COVID-19, or a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens; and

•

the tendering of warrants by holders of at least 50% of each of the then outstanding public warrants in the Offer, and receiving the consent of holders of at least 50% of the number of then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the public warrants), and the consent of at least 50% of the number of then outstanding private placement warrants and at least 50% of the number of then outstanding public warrants (which is the minimum number required to amend the Warrant Agreement with respect to the private placement warrants).

We will not complete the Offer and Consent Solicitation unless and until the above conditions are met or waived and the registration statement described above is effective. If the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Effective Date, or if the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend or cancel the Offer and Consent Solicitation, and will inform warrant holders of such event. If we extend the Offer Period, we will make a public announcement of such extension and the new Expiration Date by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

In addition, as to any public warrant holder, the Offer and Consent Solicitation is conditioned upon such public warrant holder desiring to (i) tender public warrants in the Offer delivering to the exchange agent in a timely manner the holder’s public warrants to be tendered and any other required paperwork and (ii) delivering its consent to the Warrant Amendment in a timely manner, all in accordance with the applicable procedures described in this Prospectus/Offer to Exchange and set forth in the Letter of Transmittal and Consent.

The foregoing conditions are outside of our control and are solely for our benefit. We may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions, provided that, in no event shall the action or inaction of the Company or any of its affiliates be permitted to trigger any of such conditions. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer Period. The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date. In the event that one or more of the events described above occurs, we will promptly notify warrant holders of our determination as to whether to (i) waive or modify the applicable condition(s) and continue the Offer and Consent Solicitation or (ii) terminate the Offer and Consent Solicitation. In addition, depending upon the materiality of any waived condition(s) and the number of days remaining prior to the then scheduled expiration date of the Offer and Consent Solicitation, we may be required to promptly disseminate disclosure regarding such waiver to warrant holders and extend the Offer and Consent Solicitation.

We may withdraw the Offer and Consent Solicitation only if the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered public warrants and the related consent to the Warrant Amendment will be revoked. We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

No Recommendation; Warrant Holder’s Own Decision

None of our affiliates, directors, officers or employees, or the information agent or the exchange agent for the Offer and Consent Solicitation, is making any recommendations to any warrant holder as to whether to exchange their warrants or deliver their consent to the Warrant Amendment. Each warrant holder must make its own decision as to whether to tender public warrants for exchange pursuant to the Offer and consent to the amendment of the Warrant Agreement pursuant to the Consent Solicitation.

Procedure for Tendering Public Warrants for Exchange and Consenting to the Warrant Amendment

Issuance of Ordinary Shares upon exchange of public warrants pursuant to the Offer and acceptance by us of warrants for exchange pursuant to the Offer, and providing your consent to the Warrant Amendment, as applicable, will be made only if (i) warrants are properly tendered, and/or (ii) consents are properly received, in each case pursuant to the procedures described below and set forth in the Letter of Transmittal and Consent. A tender of warrants or delivery of consent pursuant to such procedures, if and when accepted by us, will constitute a binding agreement between the holder of warrants and us upon the terms and subject to the conditions of the Offer and Consent Solicitation. The proper tender of your public warrants will constitute a consent to the Warrant Amendment with respect to each public warrant tendered.

A tender of public warrants or delivery of consent made pursuant to any method of delivery set forth herein will also constitute an agreement and acknowledgement by the participating warrant holder that, among other things, as the case may be: (i) solely with respect to public warrant holders, such holder agrees to exchange the tendered warrants on the terms and conditions set forth in this Prospectus/Offer to Exchange and Letter of Transmittal and Consent, in each case as may be amended or supplemented prior to the Expiration Date; (ii) the warrant holder consents to the Warrant Amendment; (iii) the Offer and Consent Solicitation is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (iv) such warrant holder is voluntarily participating in the Offer and Consent Solicitation; (v) the future value of our warrants is unknown and cannot be predicted with certainty; and (vi) such warrant holder has read this Prospectus/Offer to Exchange, Letter of Transmittal and Consent and Warrant Amendment.

Registered Holders of Warrants; Beneficial Owners of Warrants

For purposes of the tender and consent procedures set forth below, the term “registered holder” means any person in whose name warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the warrants.

Persons whose warrants are held through a direct or indirect participant of The Depository Trust Company (“DTC”), such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those warrants but are “beneficial owners.” Beneficial owners cannot directly tender warrants for exchange pursuant to the Offer. Instead, a beneficial owner must instruct its broker, dealer, commercial bank, trust company or other financial intermediary to tender warrants for exchange on behalf of the beneficial owner. See “— Required Communications by Beneficial Owners.”

Tendering Public Warrants Using Letter of Transmittal and Warrant Consents

A registered holder of warrants may tender warrants for exchange and consent to the Warrant Amendment using a Letter of Transmittal and Consent in the form provided by us with this Prospectus/Offer to Exchange. A Letter of Transmittal is to be used by public warrant holders only if delivery of public warrants and consents is to be made by book-entry transfer to the exchange agent’s account at DTC pursuant to the procedures set forth in “— Tendering Warrants Using Book-Entry Transfer”; provided, however, that it is not necessary to execute and deliver a Letter of Transmittal and Consent if instructions with respect to the tender of such warrants and consents are transmitted through DTC’s Automated Tender Offer Program (“ATOP”). If you are a registered holder of public warrants, unless you intend to tender those warrants and consents through ATOP, you should complete, execute and deliver a Letter of Transmittal and Consent to indicate the action you desire to take with respect to the Offer and Consent Solicitation. A Letter of Transmittal and Consent is also to be used by private placement warrant holders to accept the Offer and Consent Solicitation.

In order for public warrants to be properly tendered for exchange pursuant to the Offer using a Letter of Transmittal and Consent, the registered holder of the public warrants being tendered must ensure that the exchange agent receives the following: (i) a properly completed and duly executed Letter of Transmittal and Consent, in accordance with the instructions of the Letter of Transmittal and Consent (including any required signature guarantees); (ii) delivery of the warrants and consents by book-entry transfer to the exchange agent’s account at DTC; and (iii) any other documents required by the Letter of Transmittal and Consent.

In the Letter of Transmittal and Consent, the registered warrant holder must set forth: (i) its name and address; (ii) the number of public warrants being tendered for exchange and consents being delivered by the holder; and (iii) certain other information specified in the form of Letter of Transmittal and Consent.

In certain cases, all signatures on the Letter of Transmittal and Consent must be guaranteed by an “Eligible Institution.” See “— Signature Guarantees.”

If the Letter of Transmittal and Consent is signed by someone other than the registered holder of the warrants (for example, if the registered holder has assigned the warrants to a third-party), or if our Ordinary Shares to be issued upon exchange of the tendered public warrants are to be issued in a name other than that of the registered holder of the tendered public warrants, the warrants must be properly accompanied by appropriate assignment documents, in either case signed exactly as the name(s) of the registered holder(s) appear on the warrants, with the signature(s) on the warrants or assignment documents guaranteed by an Eligible Institution.

Any public warrants duly tendered and delivered as described above shall be automatically cancelled upon the issuance of Ordinary Shares in exchange for such warrants as part of the completion of the Offer.

Consenting Private Placement Warrant Holders

In order for private placement warrant holders to consent to the Warrant Amendment, such private placement holder must ensure that the exchange agent received the following: (i) a properly completed and duly executed Letter of Transmittal and Consent; (ii) timely confirmation of the private placement warrant holder’s intent to consent through submission at https://cstt.citrixdata.com/r-ref9bcacb3dfb486d83ceec5b3d5d63aa or by sending it to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004-1561; and (iii) any other documents required by the Letter of Transmittal and Consent.

In the Letter of Transmittal and Consent, the registered warrant holder must set forth: (i) its name and address; (ii) the number of consents being delivered, by the holder; and (iii) certain other information specified in the form of Letter of Transmittal and Consent.

In certain cases, all signatures on the Letter of Transmittal and Consent must be guaranteed by an “Eligible Institution.” See “— Signature Guarantees.”

If the Letter of Transmittal and Consent is signed by someone other than the registered holder of the warrants (for example, if the registered holder has assigned the warrants to a third-party), the warrants must be properly accompanied by appropriate assignment documents, in either case signed exactly as the name(s) of the registered holder(s) appear on the warrants, with the signature(s) on the warrants or assignment documents guaranteed by an Eligible Institution.

Signature Guarantees

In certain cases, all signatures on the Letter of Transmittal and Consent must be guaranteed by an “Eligible Institution.” An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act.

Signatures on the Letter of Transmittal and Consent need not be guaranteed by an Eligible Institution if (i) the Letter of Transmittal and Consent is signed by the registered holder of the warrants tendered therewith exactly as the name of the registered holder appears on such warrants and such holder has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” in the Letter of Transmittal and Consent; or (ii) such warrants are tendered for the account of an Eligible Institution. In all other cases, an Eligible Institution must guarantee all signatures on the Letter of Transmittal and Consent by completing and signing the table in the Letter of Transmittal and Consent entitled “Guarantee of Signature(s).”

Required Communications by Beneficial Owners

Persons whose warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, are not considered registered holders of those warrants, but are “beneficial owners,” and must instruct the broker, dealer, commercial bank, trust company or other financial intermediary to tender warrants on their behalf. Your broker, dealer, commercial bank, trust company or other financial intermediary should have provided you with an “Instructions Form” with this Prospectus/Offer to Exchange. The Instructions Form is also filed as an exhibit to the registration statement of which this Prospectus/Offer to Exchange forms a part. The Instructions Form may be used by you to instruct your broker or other custodian to tender and deliver warrants on your behalf.

Tendering Warrants Using Book-Entry Transfer

The exchange agent has established an account for the warrants at DTC for purposes of the Offer and Consent Solicitation. Any financial institution that is a participant in DTC’s system may make book-entry delivery of warrants by causing DTC to transfer such warrants into the exchange agent’s account in accordance with ATOP. However, even though delivery of public warrants may be effected through book-entry transfer into the exchange agent’s account at DTC, a properly completed and duly executed Letter of Transmittal and Consent (with any required signature guarantees), or an “Agent’s Message” as described in the next paragraph, and any other required documentation, must in any case also be transmitted to and received by the exchange agent at its address set forth in this Prospectus/Offer to Exchange prior to the Expiration Date, or the guaranteed delivery procedures described under “— Guaranteed Delivery Procedures” must be followed.

DTC participants desiring to tender public warrants for exchange pursuant to the Offer may do so through ATOP, and in that case the participant need not complete, execute and deliver a Letter of Transmittal and Consent. DTC will verify the acceptance and execute a book-entry delivery of the tendered warrants to the exchange agent’s account at DTC. DTC will then send an “Agent’s Message” to the exchange agent for acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer and Consent Solicitation as to execution and delivery of a Letter of Transmittal and Consent by the DTC participant identified in the Agent’s Message. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the public warrants for exchange that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and Consent and that our company may enforce such agreement against the participant. Any DTC participant tendering by book-entry transfer must expressly acknowledge that it has received and agrees to be bound by the Letter of Transmittal and Consent and that the Letter of Transmittal and Consent may be enforced against it.

Any public warrants duly tendered and delivered as described above shall be automatically cancelled upon the issuance of Ordinary Shares in exchange for such warrants as part of the completion of the Offer.

Delivery of a Letter of Transmittal and Consent or any other required documentation to DTC does not constitute delivery to the Exchange Agent. See “— Timing and Manner of Deliveries.”

Guaranteed Delivery Procedures

If a registered holder of public warrants desires to tender its warrants for exchange pursuant to the Offer, but (i) the procedure for book-entry transfer cannot be completed on a timely basis, or (ii) time will not permit all required documents to reach the exchange agent prior to the Expiration Date, the holder can still tender its public warrants if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

the exchange agent receives by hand, mail, overnight courier, facsimile or electronic mail transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Prospectus/Offer to Exchange, with signatures guaranteed by an Eligible Institution; and

•

a confirmation of a book-entry transfer into the exchange agent’s account at DTC of all warrants delivered electronically, together with a properly completed and duly executed Letter of Transmittal and Consent with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in accordance with ATOP), and any other documents required by the Letter of Transmittal and Consent, must be received by the exchange agent within two days that NYSE is open for trading after the date the exchange agent receives such Notice of Guaranteed Delivery.

In any case where the guaranteed delivery procedure is utilized for the tender of public warrants pursuant to the Offer, the issuance of Ordinary Shares for those warrants tendered for exchange pursuant to the Offer and accepted pursuant to the Offer will be made only if the exchange agent has timely received the applicable foregoing items.

Timing and Manner of Deliveries

UNLESS THE GUARANTEED DELIVERY PROCEDURES DESCRIBED ABOVE ARE FOLLOWED, PUBLIC WARRANTS WILL BE PROPERLY TENDERED ONLY IF, BY THE EXPIRATION DATE, THE EXCHANGE AGENT RECEIVES SUCH PUBLIC WARRANTS BY BOOK-ENTRY TRANSFER, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND CONSENT OR AN AGENT’S MESSAGE.

ALL DELIVERIES IN CONNECTION WITH THE OFFER AND CONSENT SOLICITATION, INCLUDING ANY LETTER OF TRANSMITTAL AND CONSENT AND THE TENDERED WARRANTS, MUST BE MADE TO THE EXCHANGE AGENT. NO DELIVERIES SHOULD BE MADE TO US. ANY DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE EXCHANGE AGENT AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING WARRANT HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED (PROPERLY INSURED). IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any tender of warrants will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of warrants that we determine are not in proper form or reject tenders of warrants that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular warrant, whether or not similar defects or irregularities are waived in the case of other tendered warrants. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of us or them incur any liability for failure to give any such notice.

Fees and Commissions

Tendering warrant holders who tender public warrants directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent, or any brokerage commissions. Beneficial owners who hold warrants through a broker or bank should consult that institution as to whether or not such institution will charge the owner any service fees in connection with tendering warrants on behalf of the owner pursuant to the Offer and Consent Solicitation.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of warrants to us in the Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include (i) if our Ordinary Shares is to be registered or issued in the name of any person other than the person signing the Letter of Transmittal and Consent, or (ii) if tendered warrants are registered in the name of any person other than the person signing the Letter of Transmittal and Consent. If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the Letter of Transmittal and Consent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payment due with respect to the warrants tendered by such holder.

Withdrawal Rights

By tendering public warrants for exchange, a holder of public warrants will be deemed to have validly delivered its consent to the Warrant Amendment. Tenders of public warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Consents by holders of public warrants to the Warrant Amendment in connection with the Consent Solicitation may be revoked at any time before the Expiration Date by (i) withdrawing the tendered public warrants, or (ii) revoking the related consent. A valid withdrawal of public warrants before the Expiration Date will be deemed to be a concurrent revocation of the related consent to the Warrant Amendment. Tenders of public warrants and related consents to the Warrant Amendment may not be withdrawn after the Expiration Date. Consents by holders of private placement warrant holders may not be revoked. If the Offer Period is extended, you may withdraw public warrants and revoke your related consent at any time until the expiration of such extended Offer Period. After the Offer Period expires, such tenders are irrevocable, provided, however, that public warrants that are not accepted by us for exchange by January 10, 2023 may thereafter be withdrawn by you until such time as the public warrants are accepted by us for exchange.

To be effective, a written notice of withdrawal and consent revocation must be timely received by the exchange agent at its address identified in this Prospectus/Offer to Exchange. Any notice of withdrawal and consent revocation must specify the name of the person who (i) tendered the public warrants for which tenders are to be withdrawn and the number of public warrants to be withdrawn, and (ii) submitted a consent to the Warrant Amendment and the number of public warrants related to such consent. If the public warrants to be withdrawn and the consents to be revoked have been delivered to the exchange agent, a signed notice of withdrawal and consent revocation must be submitted prior to release of such warrants and revocation of consents. In addition, such notice must specify the name of the registered holder (if different from that of the tendering and consenting public warrant holder). A withdrawal and consent revocation may not be cancelled and public warrants for which tenders are withdrawn and consents are revoked will thereafter be deemed not validly tendered or consented for purposes of the Offer and Consent Solicitation. However, public warrants for which tenders are withdrawn or consents that have been revoked may be tendered or delivered again by following one of the procedures described above in the section titled “— Procedure for Tendering Warrants for Exchange” at any time prior to the Expiration Date.

A beneficial owner of public warrants desiring to withdraw tendered public warrants and consents previously delivered through DTC should contact the DTC participant through which such owner holds its warrants. In order to withdraw public warrants previously tendered and related revoke consents submitted, a DTC participant may, prior to the Expiration Date, withdraw its instruction by (i) withdrawing its acceptance through DTC’s Participant Tender Offer Program (“PTOP”) function, or (ii) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the PTOP function to which such withdrawal relates. If the tender being withdrawn was made through ATOP, it may only be withdrawn through PTOP, and not by hard copy delivery of withdrawal instructions. A DTC participant may withdraw a tendered public warrant only if such withdrawal complies with the provisions described in this paragraph.

A holder who tendered its public warrants and submitted consents other than through DTC should send written notice of withdrawal to the exchange agent specifying the name of the warrant holder who tendered the public warrants and submitted consents being withdrawn. All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution, as described above in the section titled “— Procedure for Tendering Warrants for Exchange — Signature Guarantees”; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the public warrants being withdrawn are held for the account of an Eligible Institution. Withdrawal of a prior public warrant tender and submitted consent will be effective upon receipt of the notice of withdrawal by the exchange agent. Selection of the method of notification is at the risk of the warrant holder, and notice of withdrawal must be timely received by the exchange agent.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Acceptance for Issuance of Shares and Consent Amendment

Upon the terms and subject to the conditions of the Offer and Consent Solicitation, we will accept for exchange public warrants validly tendered, and consents to the Warrant Amendment duly delivered until the Expiration Date, which is 12:01 a.m., Eastern Time, on December 12, 2022, or such later time and date to which we may extend. Our Ordinary Shares to be issued upon exchange of public warrants pursuant to the Offer, along with written notice from the exchange agent confirming the balance of any warrants not exchanged or for which a consent was not provided, will be delivered promptly following the Expiration Date. In all cases, warrants will only be accepted for exchange, and consents will be accepted, pursuant to the Offer and Consent Solicitation after timely receipt by the exchange agent of (i) book-entry delivery of the tendered warrants and consent, (ii) a properly completed and duly executed Letter of Transmittal and Consent, or compliance with ATOP where applicable, (iii) any other documentation required by the Letter of Transmittal and Consent, and (iv) any required signature guarantees.

For purposes of the Offer and Consent Solicitation, we will be deemed to have accepted for exchange public warrants that are validly tendered and for which tenders are not withdrawn, and related duly submitted consents that have not been revoked, unless we give written notice to the warrant holder of our non-acceptance.

Announcement of Results of the Offer and Consent Solicitation

We will announce the final results of the Offer and Consent Solicitation, including whether all of the conditions to the Offer and Consent Solicitation have been satisfied or waived and whether we will accept the tendered warrants for exchange, as promptly as practicable following the end of the Offer Period. The announcement will be made by a press release and by amendment to the Schedule TO we will file with the SEC in connection with the Offer and Consent Solicitation.

Background and Purpose of the Offer and Consent Solicitation

The Board approved the Offer and Consent Solicitation on November 9, 2022. The purpose of the Offer and Consent Solicitation is to attempt to simplify our capital structure, increase our public float and reduce the potential dilutive impact of the warrants, which we believe will provide us with more flexibility for financing our operations and growth opportunities in the future.

Agreements, Regulatory Requirements and Legal Proceedings

There are no present or proposed agreements, arrangements, understandings or relationships between us, and any of our directors, executive officers, affiliates or any other person relating, directly or indirectly, to the Offer and Consent Solicitation or to our securities that are the subject of the Offer and Consent Solicitation.

Except for the requirements of applicable federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or federal or state regulatory approvals to be obtained by us in connection with the Offer and Consent Solicitation. There are no antitrust laws applicable to the Offer and Consent Solicitation. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder, are inapplicable to the Offer and Consent Solicitation.

There are no pending legal proceedings relating to the Offer and Consent Solicitation.

Interests of Directors, Executive Officers, and Others

We do not beneficially own any of the outstanding warrants. Certain of our executive officers may be deemed to beneficially own private placement warrants as outlined in the table below. Each of Eric Grubman and John Collins have agreed, pursuant to the Tender and Support Agreement which each has signed, to tender such warrants pursuant to the Offer, provided that each of Eric Grubman and John Collins shall make such tender and consent conditioned on there being no amendment to the terms of the Offer as described in this Prospectus/Offer to Exchange that is materially adverse to either of them. Neither Eric Grubman nor John Collins will receive any benefit by virtue of participation in the Offer or Consent Solicitation that is not shared on a pro rata basis with holders of the outstanding warrants exchanged pursuant to the Offer. None of our other directors, executive officers, or controlling persons or any of their respective affiliates are required to or have indicated that they will participate in the Offer.

The following table lists the warrants beneficially owned by our directors, executive officers, and controlling persons and any of their respective affiliates as of November 9, 2022:

Name	Aggregate Number of Public Warrants Beneficially Owned	Percentage of Public Warrants Beneficially Owned	Aggregate Number of Private Placement Warrants Beneficially Owned	Percentage of Private Placement Warrants Beneficially Owned
Eric Grubman(1)	—	—	3,270,576	29.7%

John Collins(2)	—	—	3,270,576	29.7%

(1)

Eric Grubman, chairman of our board of directors, is the holder of record of 2,326,132 private placement warrants. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 472,222 private placement warrants, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 472,222 private placement warrants and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the warrants held by the EPG 2012 Trust.

(2)	John Collins, a director of the Company, is the holder of record of 3,270,576 private placement warrants.

BUSINESS

Unless otherwise noted or the context otherwise requires, all references in this section to “Super Group Holding Company”, “Super Group”, “SGHC”, the “Company,” the “Group”, the “business”, “we,” “us” or “our” refer to the business of SGHC and its subsidiaries prior to the consummation of the Business Combination, and the business of the Company and its subsidiaries following the consummation of the Business Combination.

Overview

Super Group is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

1.	Expanding its global footprint into as many commercially feasible regulated markets as possible in order to engage with as many customers as it can possibly reach;

2.	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3.	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

As of the date of this Prospectus/Offer to Exchange, Super Group subsidiaries are licensed in over 20 jurisdictions and manage approximately 3,800 employees. Over the six months ended June 30, 2022, on average, over 2.6 million customers per month have yielded in excess of €2.5 billion in wagers per month. During the period from January 1, 2022 to June 30, 2022, total wagers amounted to €15.6 billion. Super Group’s business generated €655 million on a pro forma consolidated basis of net gaming revenue between January 1, 2022 and June 30, 2022 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 46%, 10%, 20% and 24%, respectively, during the period. Over the twelve months of 2021, on average, over 2.8 million customers per month have yielded in excess of €3.2 billion in wagers per month. During the period January 1, 2021 to December 31, 2021, total wagers amounted to €38 billion. Super Group’s business generated €1.26 billion ($1.48 billion) on a pro forma consolidated basis of net gaming revenue between January 1, 2021 and December 31, 2021 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 47%, 11%, 17% and 25%, respectively, during the period.

What Super Group Does

Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway, a single-brand premier online sports betting offering, and

•	Spin, a multi-brand online casino offering.

Betway is Super Group’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of the date of this Prospectus/Offer to Exchange, Betway has more than 60 such arrangements and is actively negotiating for further expansion.

Spin is Super Group’s multi-brand online casino offering. Spin’s diverse portfolio of more than 20 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which the Company believes an expansive brand portfolio to be a significant asset.

Super Group aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be regulated states in the United States and its acquisition will enable Super Group to penetrate and leverage its capabilities in these new markets.

Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Company Background

The Company, or Super Group (SGHC) Limited, is a holding company incorporated under the laws of the Island of Guernsey, and was incorporated for the purpose of effectuating the Business Combination described in this Prospectus/Offer to Exchange. Prior to the Business Combination, which occurred on January 27, 2022, the Company had no material assets and did not operate any businesses. SGHC is a holding company incorporated under the laws of the Island of Guernsey and its business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. The principal executive office of SGHC and the Company is located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

SGHC was incorporated in July 2020, with the designed purpose of becoming the ultimate parent company of Pindus Holdings Limited (“Pindus”), Fengari Holdings Limited (“Fengari”), and Pelion Holdings Limited (“Pelion”), through a reorganization of entities with common ownership. Pelion and Fengari collectively house the Spin business while Pindus and other entities also acquired pursuant to the reorganization collectively house the Betway business. Predecessor companies for the two businesses were established from 1997 onwards. Of the founders and early staff members of these predecessor companies, more than 20 remain who have been employed by the Company for more than 20 years, including CEO Neal Menashe and CFO Alinda van Wyk.

On October 7, 2020, SGHC entered into an agreement with the shareholders of Fengari, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Fengari. The purpose of this transaction was to consolidate Fengari and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Fengari. On October 7, 2020, SGHC entered into an agreement with the shareholders of Pelion, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Pelion. The purpose of this transaction was to consolidate Pelion and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Pelion. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Comparability of Financial Information.”

Super Group’s Opportunity and Large and Expanding Total Addressable Market

The Growing Global Sports Betting and Online Casino Gaming Markets

Super Group’s brands operate in two distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow further in the coming years.

According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from $53.8 billion in 2021 to $87.2 billion by 2026, while the global online casino gaming market is projected to grow from $33.0 billion in 2021 to $61.3 billion by 2026, in part due to projected strong growth in newly regulated markets, including within the United States.

Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from $38.1 billion in 2021 to as much as $54.8 billion by 2026, and projects African GGR to grow from $1.5 billion in 2021 to $4.1 billion by 2026. Africa and Europe are already significant markets for Super Group and the Company believes that it is well-positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.

In May 2018 the U.S. Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization of sports betting within their jurisdictions. As of December 31, 2021, 33 states plus Washington, DC have passed measures to legalize sports betting (three of those states are not yet operational). Out of that number, 22 states have authorized statewide, online sports betting while 11 remain retail-only at casino or retail locations. Seven states have passed measures to legalize online casino gaming. In Canada, Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario initiated a regime and their market went live on April 4, 2022, accepting applications for registration for regulated sports betting and casino gaming until October 31, 2022. Both Spin, via Cadtree Limited, and Betway, via Cadway limited, have successfully registered to offer their respective sports and/or casino products to Ontario residents, and are both currently live there.

H2 currently projects that the North American online sports betting and casino market will generate an estimated $40.6 billion in GGR in 2026, increased from $12.2 billion in 2021, of which $35.3 billion and $9.6 billion respectively is projected to come from the United States (excluding state lotteries).

Super Group is a market leader in sports betting and online casino gaming, with net gaming revenue of $1.48 billion (€1.26 billion) in the year ended December 31, 2021, of which approximately 49.2% was generated by Betway and the remainder from Spin. The Company holds licenses, which include both sports betting and online casino gaming, in over 20 jurisdictions, excluding up to 12 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States (either via obtaining the required licenses or approvals from the relevant state authorities or via commercial arrangements through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation), and is currently applying for or negotiating licenses in other states and jurisdictions. As of the date of this Prospectus/Offer to Exchange, the Betway brand (operated by licensee, DGC USA) is live in 7 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa, Colorado and Virginia. We expect the Betway brand to go live in Ohio and Louisiana during the first quarter of 2023. For the remaining 3 states, being Kansas, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.

Super Group’s Core Strengths

Management believes that the following are key factors underlying the Company’s successful expansion:

Betway’s global single brand offers significant marketing economies of scale

Super Group’s flagship brand, Betway, operates as a global, online, sports-led betting brand that is consistently positioned in all markets. This approach aims to leverage national, regional and local marketing spend for global benefit, and management believes that it will generate significant marketing economies of scale as the business expands and Betway continues to launch into new markets. See the sections titled “— Strategy, Products and Business Model” and “— Sales and Marketing” for further detail.

For example, prior to launching in the United States, Betway had already entered into marketing partnerships with U.S. sports franchises such as the Chicago Bulls, the Cleveland Cavaliers, the Los Angeles

Clippers, the Golden State Warriors and the New York Islanders. Management believes that, in addition to raising the profile of Betway’s brand in the United States, the global reach of these brands will benefit the Company in markets outside of the United States where U.S. sports are followed. Previous examples of the value of this strategy include the Company’s partnership with the English Premier League team West Ham United, which according to independent assessment had by the end of 2021 returned value equivalent to 5.8 times the cost thereof.

Management actively seeks to validate its belief in this approach by means of regular brand awareness studies, as evidenced by the following chart reflecting studies conducted in 2021:

Spin’s multi-brand casino portfolio maximizes market share

Spin’s multi-brand online casino offering is designed with the intention of capturing additional shelf space across a myriad of marketing channels, particularly in markets where opportunities for effective large scale brand advertising are harder to come by and/or where more diverse marketing approaches are necessary.

For example, in some markets the Company believes that the predominant or more effective form of marketing is with the assistance of independent “affiliates” marketers. In particular, in such circumstances the Company believes that there is significant benefit in providing such “affiliates” with a wide array of brands to market. See the section titled “— Sales and Marketing.”

Strategic use of data optimizes customer enjoyment and Company profitability

Super Group’s strategic focus on data and analytics is embodied in the development of proprietary technology systems designed to leverage the large volumes of proprietary data that the Company collects and analyses on a daily basis. These systems and this data collection and analysis are designed to operate in conjunction with all of the Company’s product platforms, regardless of whether the latter are proprietary or supplied by third parties. See the section titled “— Super Group’s Technology and Data-Driven Approach.”

These systems aim to analyze and understand customer behaviors in as close to real-time as possible. Using this intelligence, the Company aims to responsibly and profitably optimize customer enjoyment and longevity via interactions, interventions and recommendations delivered as close to real-time as possible, to minimize fraud and other financial risks to the Company, and to meet the Company’s regulatory and compliance requirements as efficiently and effectively as possible.

Strategic technology selection maximizes speed-to-market, geographic expansion and competitive advantage

The Company’s customer-facing product technology decisions are governed by management’s belief that product selection for new markets must seek to optimize speed-to-market, product-market fit and competitive advantage. Elsewhere and wherever commercially possible, the Company seeks to use technology for competitive advantage, particularly with regards to anything related to data and analytics.

Diversification and visibility

The Company’s strategy of expanding into as many commercially feasible regulated markets as possible has resulted in having gaming licenses in more than 20 diverse jurisdictions, excluding up to 12 jurisdictions in which DGC USA has obtained initial market access deals in the United States, and additional states and jurisdictions for which it is currently applying for or negotiating licenses. Management believes that such diversification is key to good future revenue and profit visibility, also acting as a mitigating factor against any market closures. The Company’s teams in 18 countries around the world ensure a natural degree of protection for the Company against natural disasters, geopolitical risks or other potential operational disruptions. With licenses and access in additional jurisdictions and U.S. states currently being applied for or negotiated, management believes that the Company’s diversification and revenue and profits visibility will continue to improve. See “Risk Factors — Risks Related to Projections — Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.”

Global expansion, local focus

While the Company is global, management approaches each market individually, tailoring product, staffing and marketing decisions to meet local conditions. In some countries, dedicated in-country staff are employed in order to coordinate jurisdiction-specific marketing campaigns and for local operational or other purposes, including 24/7/365 customer service, production of local content for customer engagement, locally relevant branding and marketing campaigns, acquisition of local payment processing mechanisms, and engagement with local social responsibility and community upliftment organizations.

Worldwide, the Company’s sportsbook trading team of more than 140 employees benefits from long-term relationships with third-party technology providers. Across Africa, the Company employs an operational team of approximately 600 employees to develop, expand and operate the Company’s proprietary sportsbook and purpose-built African market platform.

Proven ability to launch and scale new markets quickly

A typical entry into a new market requires an upfront capital investment that will vary depending on how much customization is required for compliance with local regulatory and other conditions. In addition, some markets are more restrictive and/or more specific in their regulation than other markets which can increase the amount of time required until full integration is achieved. However, the Company has proven its ability to enter and profitably launch in new markets despite varying integration times.

For example, within 24 months of the April 2018 commencement of marketing in one new African market, revenue grew by 16.5 times from approximately $145,000 at the outset to $2.35 million GGR per month and has continued to grow since. During the same period, first time depositors increased by 12.6 times. Similarly, in another new market in Europe (non-English-speaking, highly competitive), marketing commenced in September 2018, resulting in 10.3 times growth in revenue over the following 24 months from approximately $175,000 to $1.75 million GGR per month. During the same period, first time depositors increased by 13.6 times.

Management believes that these results are indicative of the global strength of the Betway brand. In effect, management’s belief is that Betway’s global brand presence creates latent demand within new markets owing to the fact that even prior to Betway’s entry into a market it will be well-known to potential customers by virtue of the wide range of partnerships and sponsorships that the Betway brand engages in around the world.

Management further believes that the Company’s results to date are evidence that this latent demand can be successfully leveraged by proven marketing strategies (see “— Sales and Marketing”), flexible and pragmatic technology selection (see “— Super Group’s Technology and Data-Driven Approach”) and, where necessary, in-country focused teams with local skills and knowledge.

Shared centers of operational excellence and operational economies of scale

Whereas management believes that marketing, product and customer service often require a significant degree of localization, other areas within the business are expected to benefit from centralization and economies of scale.

Examples of this include technology and software, data and analytics, payment processing, fraud detection, compliance and risk management. Certain aspects of marketing, product and customer service are also believed to be best centralized, albeit with careful consideration of how not to inhibit regional innovation, quality and delivery.

Super Group aims to strike a considered balance between centralization and distributed localization to achieve optimal customer service, effective overall delivery and meaningful economies of scale, all in service of continued growth and optimal long-term expected returns to shareholders.

Responsible Gaming

Super Group views responsible gaming as both a challenge and an opportunity, and ultimately as a barrier to entry and a source of competitive advantage.

The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. Management believes that Super Group has thus far been successful in meeting this challenge, as evidenced by the more than 20 licensed jurisdictions in which the Company already holds licenses.

The opportunity arises from the Company’s view that attempting to meet the betting and gaming entertainment needs of customers in a responsible manner will ultimately lead to more satisfied customers, which in turn will generate more sustainable and more stable revenues, and hence better long-term visibility of revenues and profits.

As the sports betting and online casino gaming business has matured over time, naturally the level of complexity in the business has increased. This is in part due to some significant variation in regulations in different jurisdictions that have in aggregate created natural barriers to entry. Smaller operators have increasingly struggled to survive the demands of growing operational complexity, which management believes has contributed in part to recent consolidation within the industry.

Management believes that the Company’s shared centers of operational excellence and economies of scale in conjunction with a strategic focus on data, analysis and timeous customer interaction (see the section titled “ — Super Group’s Technology and Data-Driven Approach”) create a significant competitive advantage for the Company. Super Group’s ability to gather and analyze data regarding customer behaviors and experience both enables the provision of an individualized experience to customers as well as real-time identification of potential problem gaming or risk of harm. As set out further in the section titled “— Super Group’s Technology and Data-Driven Approach”, the Company employs numerous real-time interventions when appropriate to do so and subject to relevant regulation.

Management experience

Super Group’s CEO, Neal Menashe, has more than two decades of experience in the sports betting and online casino gaming industry. The Company’s President and COO, Richard Hasson, has more than 12 years of experience in investment banking, sports betting and online casino gaming. The Company’s CFO, Alinda van Wyk, also has more than two decades of experience in the financial management of sports betting and online casino gaming businesses. The Company benefits from a deep bench of professionals in its management team with significant experience, either with the Company, or in the industry.

Strategy, Products and Business Model

Strategy

Super Group’s diagnosis of the key challenges and opportunities in the global online gaming market follow from the Company’s belief that:

•	Over time a significant number of additional jurisdictions will regulate sports betting and/or online casino gaming.

•

Jurisdictions which explicitly regulate sports betting and/or online casino gaming will become easier to market in at scale, but simultaneously will likely become more competitive, in which case brand strength will become an important determinant of success.

•

Jurisdictions which have not yet introduced explicit regulatory frameworks may still be legal to operate in (subject to certain limited regulations), but marketing at scale may be harder to achieve, in which case a portfolio of brands will be a significant asset.

In order to address these challenges, the Company’s three key strategies serve as its guiding policies that govern everything that the Company does.

1.	Expanding its global footprint into as many commercially feasible regulated markets as possible in order to engage with as many customers as it can possibly reach;

2.	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3.	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

The Company believes that maximum value for shareholders will be delivered by seeking to operate in as many different jurisdictions as it is legal and commercially viable to do so, and that it is imperative that the Company seeks to continue its expansion into and growth in jurisdictions where robust regulatory frameworks provide long-term visibility of revenues and profits.

The Company further believes that a single-brand online sports and multi-brand online casino strategy is the optimal way to leverage its available marketing budget. Given the Company’s belief that over time more and more jurisdictions will regulate sports betting and/or online casino gaming, this strategy aims to generate increasing economies of marketing scale, improved global brand awareness, increasing market share and ultimately enhanced returns to shareholders.

Proprietary, bespoke and common technology stacks and service infrastructures are leveraged where the Company believes that it makes commercial sense to do so, whilst third-party products and services are incorporated where the Company believes that doing so will achieve market entry faster, more effectively and more profitably. The Company aims to layer its proprietary data collection and analysis, together with proprietary interaction systems, on top thereof so as to responsibly optimize the entertainment, well-being and profitability of its customers. See “— Super Group’s Technology and Data-Driven Approach” for further detail.

For strategic reasons set out below, the Company has intentionally set out to differentiate the Betway and Spin product offerings and business models.

Betway’s sports betting products

Betway is positioned as a premium sportsbook that offers full-featured sports betting products for pre-game and in-game wagering. Different products and/or features are offered in different geographic markets depending on regulatory constraints, product availability, market maturity and strategic value of the market.

Betway’s flagship sports betting product is bespoke-developed exclusively for Betway (see the sections titled “— Super Group’s Technology and Data-Driven Approach” and “— Partnerships, Suppliers and Strategic Collaborations”) and is currently capable of accepting wagers on more than 60 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, the Company has developed a proprietary sports betting platform that it will aim to re-use where appropriate.

Betway is in financial discussions with long-term partner and key supplier Apricot, its sportsbook provider for many of its jurisdictions outside Africa. As such, the Company is considering an arrangement that would materially increase the dedicated development resources available to Betway as its exclusive licensee of its sportsbook. This involves increasing the spending and investment in software development for the next several quarters, a portion of which may be as a loan to Apricot not to exceed €43 million to cover the substantial resources dedicated to Betway. In connection with this additional spending, the Company and Apricot have begun discussions oriented towards the possibility of the Company obtaining full ownership of its sportsbook through an option to purchase a copy of the underlying technology in the future. These discussions are in their early stages and the Company cannot give any assurance on reaching binding terms

The global sports betting market is constantly evolving and new markets are regulating or re-regulating all the time, often with very specific and sometimes complex regulatory requirements that require significant development work in order to achieve compliance. For this reason, even the world’s largest sports betting businesses struggle to keep pace with adapting their existing products for regulatory compliance and/or product and cultural requirements of new markets.

Accordingly, in addition to the exclusive flagship sportsbook and the proprietary sportsbook platforms, in some new markets (particularly those where the proprietary and flagship products are not yet customized for specific local regulations), the Company may partner with additional third-party product providers in order to minimize delays to market entry.

Betway’s online casino gaming products

Betway’s sports-led marketing places sports betting products front and center to reinforce the brand’s premium sportsbook positioning. A significant percentage of sports betting customers nonetheless also enjoy casino gambling and hence Betway also offers casino games in those jurisdictions where regulatory frameworks allow.

Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 2,000 unique casino games including over 200 live casino tables from 30 different suppliers.

Spin’s multiple online casino gaming brands

Spin operates a portfolio of more than 20 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,500 online casino games from seven different suppliers. The five largest brands accounted for 94% of Spin’s revenue in 2021.

In contrast with Betway’s single-brand scale-marketing approach, Spin seeks to compete in markets where marketing at scale is often much harder, and hence where a large portfolio of brands and a diverse product range offers Spin the ability to attract a wider variety of customers than a single brand would be able to do in the absence of meaningful large-scale marketing.

Management believes that the effectiveness of this strategy is further enhanced by a wide variety of marketing channels (see “— Sales and Marketing”).

On September 1, 2022, the Company acquired a majority stake in Jumpman Gaming Limited (“Jumpman”), a small, UK-focused casino business. Jumpman operates approximately 200 brands. In September 2022, Jumpman contributed approximately €7 million of Net Revenue.

Worldwide, Betway and Spin products are available for play in 40 different currencies and customers are serviced in 27 different languages.

Super Group’s Technology and Data-Driven Approach

Super Group manages over 1,000 technology-focused staff to support and enhance its product offerings. Teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.

Teams are responsible for their own plans in support of the Company’s strategy, derived from a combination of customer requirements, regulatory frameworks, competitor analysis, product performance metrics and hypothesis-driven engineering. In combination, this approach aims to maximally optimize SGHC’s technology flexibility, functionality, delivery, reliability and competitive edge.

Operationally, Super Group embraces DevOps principles, including continuous delivery of systems aimed at minimizing deployment pain and maximizing customer trust and confidence.

Information security is assigned a very high priority by the Company. Key subsidiaries involved in the handling of sensitive information are either already ISO 27001 certified or are actively working towards being certified. Where the latter is the case, management is satisfied that relevant and necessary processes, systems and practices are already substantially in place.

With particular reference to customer-facing products, the Company operates a mix of its own technology and long-term partnerships with leading third-party providers (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.

In other non-customer-facing areas of technology, the Company may utilize the products and services of third-party suppliers, in particular where management does not believe that competitive advantage will be served by developing proprietary technology or where it might not be commercially prudent to do so. However, in areas where management believes that meaningful competitive advantage can be profitably achieved, the Company will seek to develop and maintain its own proprietary technology. Where systems are intended to deliver competitive advantage, the Company will seek to ensure interoperability with all of its product platforms, including those supplied by third parties. Some examples of this are highlighted below.

Overall, Super Group’s approach to technology can broadly be divided into three areas:

Customer-facing products and platforms

Super Group’s proprietary sportsbook product is offered by Betway in the majority of African countries in which the Company is licensed. With this notable exception, in most jurisdictions the major components of customer-facing sports betting and online casino gaming products are sourced from third-party suppliers. Notwithstanding this, the Company always seeks to be highly involved in the specification and customization of third-party product and generally works in close collaboration with all of its suppliers.

This is particularly true of the Company’s relationship with Apricot, which provides Betway’s bespoke-developed flagship sports betting system on an exclusive-use basis as well as the Player Account Management (“PAM”) system utilized for the majority of the Company’s operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”).

Data and related systems

Super Group seeks to derive significant competitive advantage from its proprietary data by collecting granular detail regarding all steps in the customer lifecycle, always within the constraints of relevant data protection legislation. In particular, once customers commercially engage with one of the Company’s brands, then significant amounts of proprietary data regarding wagering and other product interactions will be collected and made available downstream for real-time analysis and decision-making.

Proprietary real-time systems transform and analyze this data in order to understand each individual customer experience within Super Group’s products. The Company utilizes this information (in real-time where appropriate) to maximize customer value and enjoyment in a safe and responsible manner. Dedicated customer experience teams aim to measure and monitor all points of interaction and all steps in the customer journey with the ultimate aim of minimizing friction and maximizing customers’ ease of use of the Company’s products.

The Company maintains a range of highly-engineered proprietary systems for the complex processing of millions of events per day in order to deliver bespoke customer experiences that react dynamically to individual customer behavior. Examples of real-time interventions generated in this way include:

•

Betting Behavior: The Company aims to monitor and analyze customer behavior in real-time with the intention of detecting unsustainable or potentially harmful deviations in betting behavior so that in turn the Company can attempt to intervene appropriately and timeously. In addition to being a requirement of regulatory responsible gaming obligations in several jurisdictions, the Company believes that interventions of this nature ultimately generate more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.

•

Personalized Wagering Recommendations: Seeking to understand individual customer preferences and attributes in combination with machine learning and data science in turn generates personalized wagering recommendations that aim to remove user interface friction and increase customer satisfaction and enjoyment.

•

Individual Profitability Analysis and Personalized Incentivization: The Company employs statisticians and data scientists to model and validate the expected profitability of short-, medium- and long-term customer behavior with reference to a range of activities and metrics. The Company believes that these models enable it to profitably and responsibly incentivize and/or encourage (or discourage, as the case may be) specific behaviors, which the Company attempts to do in real-time. The Company believes that these models and associated interventions in aggregate form a significant competitive advantage that generates more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.

•

Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems seek to identify potentially fraudulent or otherwise problematic activity in real-time and thereby aim to limit the potential financial harm and/or regulatory risk to the business.

For all of the above examples, the Company seeks to ensure that the relevant systems are capable of processing data from all of its product platforms, including those supplied by third parties, and that customer interactions and interventions can be executed on all of its product platforms, including those supplied by third parties.

The Company’s analysis and data science capabilities are also applied in the acquisition of new customers, for example, by adapting marketing and related campaigns for specific markets, channels and marketing partners. Where possible and in collaboration with third party marketing technology providers, the Company employs real-time bidding, spend and allocation optimization algorithms in conjunction with dynamic creative optimization and personalized messaging, all with the intention of reducing the cost of acquiring new customers.

Where possible the Company’s marketing spend is tracked and measured, with the aim of enabling the Company to react quickly to changes in the expected profitability of marketing channels. For large branding and sponsorship campaigns, where lead times can be long and performance measurement is as much art as science, the Company’s annual marketing budgets and plans are optimized by reference to complex econometric models, cross-referenced and validated against proprietary and third-party data with the aim of optimizing efficiencies throughout the marketing funnel.

Budget proposals and other relevant expected operational factors are then fed into a detailed actuarial model of the business that projects expected financial results for Betway and Spin separately for all major markets. These results are then aggregated and evaluated to ensure the financial soundness of the Company’s plans under a range of potential scenarios. This model is updated regularly throughout the year for financial management and monitoring purposes and is also employed for audit and regulatory requirements.

Other enabling platforms and shared services

Over time, the Company has developed a wide range of proprietary systems for enabling the operational effectiveness of the business, including in the areas listed below. In all cases the Company aims to continuously evolve and improve its systems over time.

Acquisition Marketing Systems

Proprietary models in combination with third party systems and tools are maintained for the deployment, management, measurement and monitoring of customer acquisition campaigns across a variety of marketing channels (see “— Sales and Marketing”).

Responsible Gaming Systems

The Company has developed various systems with the intention of meeting the Company’s regulatory requirements for customer protection against risk of harm from gambling. Certain related products and systems provided by third-party suppliers are also integrated into the Company’s responsible gaming processes.

Customer Retention Systems

The Company maintains a number of proprietary systems aimed at ensuring the profitable retention of customers and also makes use of certain third-party systems and components as part of its customer retention processes. The Company believes that maximizing customer lifetime value over the long-term is only possible when responsible gaming principles are adhered to. Accordingly, customer retention systems are generally closely integrated with or otherwise share significant components with responsible gaming systems.

Messaging and Communications Systems

The Company believes that customer satisfaction is underpinned by an ability to deliver the right message to the right customer at the right time and has therefore developed proprietary software systems (some of which are integrated into third-party supplier systems) for messaging and communicating with customers in-app, in real-time, as well as other related systems for doing so by other mechanisms and at different times. These systems are crucial for the effective delivery of responsible gaming and retention interventions.

Banking and Finance Systems

A dedicated subsidiary is responsible for ensuring that the Company is able to offer customers a range of mechanisms for deposit and withdrawal of funds in each of the markets that the Company operates in. Currently, the Company offers well in excess of 100 different deposit and withdrawal mechanisms worldwide.

Related systems ensure that necessary financial data is made available downstream for financial management and reporting purposes. The Company develops and maintains automated reporting and reconciliation systems and processes to allow for the production of internal management accounts (including monthly unaudited financial statements produced separately for each entity in each jurisdiction) within a few weeks of month-end and audited financial statements within a few months of year-end.

Risk, Fraud and Compliance Systems

The Company encounters sophisticated attempts at fraud on a regular basis and is required to verify customers and their source of funds in accordance with varying regulations in each jurisdiction. Significant customer volumes (an average of more than 2.6 million customers per month over the six months ended June 30, 2022) mean that systems for the detection and prevention of attempted fraud and ensuring compliance with “know your customer” and anti-money laundering regulations must be substantially automated. In addition to rules-based systems that codify the Company’s 25 years of experience in combating fraud, managing risk and ensuring compliance, the Company also expends considerable effort in the development of new systems for this purpose, including the employment of machine learning and other data science techniques.

Managing Wagering Risk

The Company manages its own teams of experienced traders to set and maintain sports betting odds. These teams use their own expertise and internal pricing models in conjunction with external data feeds, odds monitoring services and various competitive factors to derive opening prices for each market. Thereafter, prices will be adjusted based on news events of relevance to the market, as well as wagers placed by customers and competitive forces. The Company cannot guarantee that it is capable of always offering the best price in all markets at all times, but continuously strives to remain competitive and offer customers attractive value for their money.

Various systems are deployed to measure and monitor the margin on the sportsbook, which is the percentage of wagers that the book is expected (in terms of the Company’s pricing models) to win on average over a particular period of time. Individual customer wagering is also closely monitored and alerts are raised for wagering activity considered unusual. In particular, evidence of potentially illegal or collusive behavior (such as suspicion of match-fixing) will be shared with the necessary legal and/or sporting authorities. Where appropriate, customers will be limited by reference to maximum wager size and/or wager type.

The Company’s products currently support wagering on more than 60 different sports, each of which in turn encompasses a wide range of events and outcomes that can be wagered on (also referred to as “betting markets”) both pre-game and in-game. The Company actively seeks to add additional betting markets, both for purposes of customer enjoyment and Company financial benefit, including diversification of risk, reduction of margin volatility and increased profitability.

For online casino games, the Company seeks to offer an entertaining range of games with value-for-money “return to player” (“RTP”) and (for slot games in particular) entertaining “volatility” (“Vx”) characteristics. RTP measures the expected return to customers as a percentage of wagers while Vx is a measure of the expected variance thereof. Most notably for slot games, customers have varying individual preferences for volatility and hence the Company attempts to recommend games to customers that are appropriate given their preferences. Game suppliers may offer games in multiple variants with differing combinations of RTP and Vx, in which case the Company seeks to ensure that it selects only those variants which it believes will optimize both value-for-money entertainment for its customers and long-term profitability for the Company.

A necessary requirement for successful management of wagering risk is appropriate control of customer incentivization. Without suitable systems and controls for customer incentives it is possible for wagering opportunities to arise that are mathematically unprofitable for the Company. Examples include arbitrage of sports wagers and situations where adroit betting with incentive funds can create expected RTP in excess of 100% for casino games. The Company believes that optimal individual customer evaluation and incentivization (see paragraph “— Individual Profitability Analysis and Personalized Incentivization” in section titled “— Super Group’s Technology and Data-Driven Approach” above) will largely obviate this potential problem but, where this is not the case, the Company has many years of experience in detecting and preventing such situations and maintains a number of proprietary systems with the intention of doing so.

Partnerships, Suppliers and Strategic Collaborations

Super Group engages in long-term partnerships, including with leading third-party technology providers which, together with the Company’s own technology, increases the speed with which its offerings are brought to market and decreases the friction associated with adjusting its technology to new markets.

Relationship with Apricot

Super Group has entered into several software and services agreements with Apricot (and its affiliates and subsidiaries), one of the leading gaming software and content providers, including casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. Through these agreements, SGHC engages members of the Apricot group for the provision of the Apricot group’s sportsbook and PAM software systems in a number of the Company’s most significant markets.

It is noted that Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot and also the named individual beneficiary of a further trust that ultimately controls Knutsson Limited, a major shareholder of Super Group. A beneficiary of these trusts has neither any right to control or voting investment power over the trusts, nor does it have the right to appoint or replace the trustees.

Casino Software Licensing Agreements

Pursuant to various casino software licensing agreements entered into by subsidiaries of Super Group, Super Group has been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which Super Group operates. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain of the agreements allow for the licensee to sub-license the use of the system. As at October 21, 2022, subsidiaries of Super Group had entered into seven casino software licensing agreements with affiliates of Apricot.

The term and termination provisions of the casino software and licensing agreements are summarized as follows. The initial term of all casino software licensing agreements with Apricot expires on December 31, 2035. Under all these agreements, termination for convenience by either party is not possible until expiry of the initial term and then must be on not less than 12 months’ written notice, although one casino software licensing agreement with Apricot does not permit termination for convenience at all, allowing only for termination in accordance with its terms (as summarized in the remainder of this paragraph) after December 31, 2035. A party may also unilaterally terminate the relevant agreement in the event that the other party (a) breaches a material obligation or undertaking under such agreement and which, where such breach is capable of remedy, is not remedied within the specified timeframe to the reasonable satisfaction of the other party; or (b) suffers an insolvency event. In a number of the agreements, a party may terminate for change of control when control of the other party is obtained by a competitor. The Apricot company in the relevant agreement may unilaterally terminate such agreement in the event the relevant Super Group subsidiary (a) fails to pay monies to as they fall due under the agreement; (b) uses the software system illegally; (c) markets a branded game without Apricot’s consent; (d) fails to notify Apricot of a change in control of such party; (e) breaches non-solicitation, non-competition or data protection obligations; (f) is convicted (or any of its directors are convicted) of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill to Apricot; or (g) fails to procure the appropriate gaming license.

In a number of the agreements: (i) Apricot may terminate the agreement if the relevant Super Group subsidiary: (a) provides false or inaccurate information which has an adverse effect on Apricot; (b) accepts a real money bet from customers located outside the appropriate territory or within the USA; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant Super Group subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.

Jackpot Services and Licensing Agreements

Various subsidiaries of Super Group have entered into jackpot services and licensing agreements with Jumbo Jackpots Limited, a wholly owned subsidiary of Apricot. Pursuant to these jackpot services and licensing agreements, Jumbo Jackpots Limited grants non-exclusive licenses of trademarks (as supplied within the software, licensed through separate casino software licensing agreements) and provides services to enable the licensee to run jackpot games. As at October 21, 2022, subsidiaries of Super Group had entered into seven Jackpot Services and Licensing Agreements with Jumbo Jackpots Limited.

The term and termination provisions of the jackpot services are summarized as follows. All jackpot services and licensing agreements have an indefinite term, and do not permit termination for convenience, except for one agreement which permits termination by either party on two months’ written notice. All of these agreements permit either party to terminate immediately by written notice if a petition or resolution is passed for the winding up of the other party. The agreements also terminate automatically if the applicable Super Group subsidiary’s gaming license is withdrawn. Jumbo Jackpots Limited may terminate the agreement if any of the following events occur: (a) the other party commits a breach of the agreement and fails to remedy such breach within the specified time period; (b) the other party fails to pay sums as they fall due; (c) it becomes unlawful or impossible for Jumbo Jackpots Limited to license, maintain or use the relevant trademarks or provide the services under the agreement; (d) bankruptcy or insolvency proceedings are filed against the other party; (e) the other party can no longer perform its business activities or fulfil its commitments to Jumbo Jackpots Limited; or (f) the other party (or any other entity having common shareholders or control with that party) becomes a competitor to Jumbo Jackpots Limited. The counterparty may terminate the agreement with 14 days’ written notice if Jumbo Jackpots Limited raises the agreed service fee. In addition, each agreement automatically terminates on termination of the corresponding casino software licensing agreement between the Super Group subsidiary which is party to the relevant jackpot services and licensing agreement and Apricot or PNL or Kova (as defined below) as applicable, the termination provisions of which are summarized above.

Sportsbook Software Licensing Agreement

Through its subsidiary Betway Limited, Super Group engages in an agreement for the exclusive provision of Apricot’s sportsbook software in a number of Super Group’s most significant markets. This exclusive arrangement prevents Apricot from licensing its sportsbook software to any other customers in those jurisdictions, but does not prevent Super Group from utilizing its own or other suppliers’ sportsbook software where it chooses to do so. The agreement also permits the advertising, marketing and promotion of the software system in each respective territory.

The term and termination provisions of the sportsbook software licensing agreement are summarized as follows. The initial term of the sportsbook software licensing agreement expires on December 31, 2030. Under this agreement, termination for convenience by either party is not possible until expiry of such initial term and thereafter must be on not less than 180 days’ written notice. Betway Limited may also terminate the agreement for convenience after December 31, 2025 with at least 18 months’ written notice. The agreement also permits either party to terminate by written notice if: (a) the other party is in breach of the agreement and, where such breach is capable of remedy, fails to remedy such breach within 30 days of notice to the reasonable satisfaction of the other party; (b) bankruptcy, insolvency or analogous proceedings are commenced against the other party; or (c) when control of the other party is obtained by a competitor (on 18 months’ written notice).

Super Group works closely with Apricot and its affiliates in the ongoing development of the sportsbook product and the PAM system and the customization thereof for Super Group’s needs. The Company has direct access to dedicated Apricot resources for this purpose and plays a meaningful role in the strategic direction and prioritization of these resources.

Apricot supplies a significant portion of the casino games available for play across all Super Group websites and apps. Other significant online casino gaming software suppliers contracted directly and indirectly include IGT, Scientific Gaming and Evolution (including NetEnt and Red Tiger).

Prima Networks Limited, Prima Networks Spain PLC and Kova SRL (“PNL/PNS/Kova”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. PNL/PNS/Kova sublicenses the Apricot software to subsidiaries of Super Group, such as Betway. As of October 21, 2022, PNL/PNS/Kova had entered into eleven casino software licensing agreements and five sportsbook software licensing agreements with subsidiaries of Super Group.

The casino software licensing agreements and sportsbook licensing agreements entered into by subsidiaries of Super Group and PNL/PNS/Kova have term and termination rights which are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.

Other Partnerships, Suppliers and Strategic Collaborations

Super Group’s Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world, starting with front of shirt sponsorship of the English Premier League’s West Ham United in 2015. Subsequent partnerships have included several football (soccer) teams in other major European and African leagues, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 60 brand partnerships are in place with several more actively being negotiated.

Super Group has continued this strategy during Betway’s nascent expansion into the United States by engaging in similar partnerships with professional sports teams in the United States with global brand recognition, such as the Chicago Bulls, the Cleveland Cavaliers, the Los Angeles Clippers, the Golden State Warriors and the New York Islanders.

These arrangements all serve to bolster Betway’s global brand recognition. Management believes that over time this strategy has worked as a flywheel to progressively and more effectively amortize Betway’s brand marketing spend, in part explaining improvements in Betway’s growth and financial performance over recent years.

Super Group benefits from a number of long-established “affiliates” marketing partnerships (see “— Sales and Marketing”) that have historically generated a stable and significant stream of new customers.

Super Group enters into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. Examples include Casinos Austria International Belgium NV and Espectaculos Deportivos Fronton Mexico S.A de C.V, both for access to sports betting and online casino gaming, in Belgium and Mexico respectively.

Super Group enters into multi-year agreements with sports data suppliers for data to inform the Company’s odds making and sports trading activities, as well as for content for the Company’s websites and apps. Significant suppliers include SportRadar, Genius Sports, Perform Content Limited, and IMG. Key summaries of these agreements are described below.

SportRadar Agreements

SportRadar is a leading information supplier for sport related data and statistics as well as sophisticated technical solutions. We have agreements, including four statements of work (“SOW”), with SportRadar as part of a global deal, which includes the Managed Trading Services platform for Betway Africa. These SOWs provide that SportRadar will supply products and services for its sports betting and sportsbook operation globally to Betway Limited, who can sublicense its rights to its affiliates.

Genius Sports Agreements

Genius Sports is a provider of sportsbook data, content, analysis tools, software and related services to sports betting operators worldwide. We have agreements in place between Genius Sports and Betway Limited that allow Betway Limited and its affiliates to use Genius Sports services through a non-exclusive, non-transferable non-sublicensable right and license.

Perform Content Limited Agreements

Perform owns, operates and provides video and consumer data services to betting operators throughout the world. We have four agreements in place with Perform, each for a different product. Each agreement is between Perform and Betway Limited and each provide access to Super Group and its brand license partners, where appropriate.

IMG

IMG is in the business of distributing sports information, data and statistics to third parties. Under our data subscription agreement, IMG agrees to license certain of its content to Betway Limited and provide related technical support services. The content provided under the agreement includes the ATP World Tour, the WTA Tour, the French Open, Wimbledon and the U.S. Open. The agreement also includes the consumption of IMG UFC and Golf scoreboards and data as well as streaming services.

Sales and Marketing

Super Group’s marketing strategy is intended to resonate with customers and to help create a loyal and engaged customer base. Over 35% of GGR in H1 2021 was generated by customers acquired before 2020.

The Company’s holistic approach to the marketing of its products encompasses two primary streams:

Traditional and brand marketing

This is the primary vector for marketing of the Betway brand.

Over time, the Betway brand has been developed with the assistance of expert branding agencies and a strategy has been developed for the consistent positioning of the brand worldwide. The Company engages the services of appropriate brand and marketing agencies around the world in order to execute this strategy in culturally-appropriate ways in the various jurisdictions and markets in which it operates.

Appropriate advertising is planned and executed in each market, utilizing all channels which the Company believes to be effective, including TV, radio, print and online. Positioning and messaging are intentionally simple and designed to resonate with the target market’s emotional connection with their favorite sports. Brand sponsorships and partnerships play an important role and are leveraged across the other channels where possible.

In some markets, where the expected returns from doing so are acceptable to management, similar traditional marketing channels are also employed for the larger Spin brands.

Super Group licenses the Betway brand, for a fee, for use by DGC USA in the United States and to a third-party operator for use in China, Vietnam and Thailand. This further serves to amortize global brand marketing spend.

Performance-based marketing

Super Group makes use of performance-based marketing channels across all of its brands and in all markets. The Company has developed a number of proprietary models, tools and monitoring mechanisms for measuring and predicting the performance of these channels so as to be able to scale marketing efforts up or down quickly and effectively, wherever possible by means of real-time algorithms. More than 150 people are employed by the Company in this area.

Such channels include:

App stores

Amongst other channels, the Company’s products are made available on mobile devices and via mobile app stores. A significant factor in the success of this channel is achieving high visibility and rankings in the organic (unpaid) app store listings. Equally important is effective customer acquisition by means of paid advertising within app stores, for which the Company has implemented bespoke real-time app store bidding models. The Company employs dedicated staff and third-party specialist App Store Optimization (“ASO”) agencies with the aim of optimizing its results in this area.

Organic social media

Social media is an important channel for reaching and engaging with customers, particularly for Betway given the extended audience that is created by the brand’s partnerships with sports teams and leagues around the globe. The Company employs dedicated staff (centrally and locally within key markets) and also utilizes third-party social media agencies. The Company also engages with social media influencers and brand ambassadors to represent the Company on social media.

Paid social media

Paid social media marketing campaigns form a key part of acquisition and retention marketing strategies. Contextually relevant messaging to prospective and existing customers in support of organic social media marketing is enabled by myriad targeting options coupled with deep integrations with social media sites and is aimed at building both awareness of and consideration for the Company’s brands.

Search engine marketing and brand protection

Search engine marketing (SEM) involves the purchase and performance optimization of relevant keywords in order to acquire new customers. Brand protection ensures that customers searching for Super Group brands on search engines are not diverted to competitors. The Company employs dedicated staff in this area and also engages third-party agencies where necessary.

Search engine optimization

Search engine optimization (SEO) involves the optimization of Company websites to improve the organic rankings of the Company’s brands on major search engines. The Company employs dedicated staff to monitor all brands’ performance against all major keywords and thereafter to adjust Company websites to optimize performance.

Display advertising and other forms of online performance marketing

The Company undertakes various forms of online marketing, including advertising directly or via advertising networks on third-party websites and in third-party apps.

“Affiliates” marketing

“Affiliates” is an industry term that describes independent third-party marketers which assist the Company to acquire new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with the Company in the ordinary sense of the word.

Scaling this marketing channel is often difficult due to competitive pricing and the difficulty of predicting whether past performance by independent third parties will continue into the future. The Company benefits from a number of stable long-term partnerships with several of the larger and more reliable “affiliates” and management believes that the Company possesses suitable experience and expertise to continue to perform well in this area.

Competition

Sports betting and online casino gaming are competitive businesses, with numerous competitor brands operating alongside Super Group brands in most markets. Outside of jurisdictions where the number of operators is explicitly restricted by regulatory constraints, the nature of the business largely precludes the formation of monopolies or even oligopolies, not least due to the ease of product substitution by consumers and frequently high levels of price competition.

On a global level, the Company considers its most direct and relevant competitors to be the various brands of Flutter and Entain, as well as bet365, 888 and several more. Within individual jurisdictions or regions, there are often also significant competitors considered relevant by the Company who are otherwise unknown outside of that specific jurisdiction or region. In some instances, the Company also faces competition from national or regional government-owned operators.

Land-based competitors are also of significant relevance to the Company in certain geographies owing to the additional entertainment attractions of such businesses and their often strong local or regional brands. Many of these businesses have historically been slow to move their offerings online, but in recent years this trend has accelerated and competition from such businesses is expected to increase further.

Alternative product categories also serve as competition for customer wallet share, most notably lotteries and casual or social games. For example, “daily fantasy” (a variant of fantasy sports leagues) is an entertaining alternative to sports betting, casino-style games are a major category on Facebook and in the Apple and Android app stores, and elements of casino gambling have increasingly found their way into top ranking non-gambling games.

In most jurisdictions or regions, Super Group competes alongside at least one of the global competitors referenced above. As more markets regulate over time, additional competitors are expected to enter the market. There is typically a significant degree of overlap with competitor offerings with regards to sports events and wager types available for customers to bet on. Similarly, casino game offerings typically overlap significantly as most game providers license the majority of their games to all operators (occasionally specific games might be exclusive to a single operator, but rarely is this the case for an extended period and/or for games that generate significant revenue).

The principal differentiating factors common to both online sports betting and online casino gaming include the global reach and scale of the business, global branding, advertising and marketing effectiveness, reliability of products and services, breadth and depth of proprietary data science and technology, accurate customer evaluation, meaningful responsible gaming initiatives and related interactions, innovative and effective customer incentives, speed and relevance of customer communication, speed and reliability of deposit and withdrawal mechanisms, ease-of-use of customer-facing software, quality of customer service and an asset-light globally-amortized business model.

Principal differentiating factors specific to online sports betting include breadth and depth of sports events and betting markets offered, ease-of-use of the wagering interface, odds pricing, speed and reliability of bet settlement, extent and value of sports-related partnerships, and ability to engage customers around their favorite sports and events.

Principal differentiating factors specific to online casino gaming include breadth and depth of game offering, value-for-money games, active management of game lifecycle including regular new game launches, and, particularly given the large number of casino games available, effective game discovery mechanisms.

Management believes that Super Group’s products, services, experience, expertise and corporate culture allow it to compete effectively across all of these factors.

Seasonality

Super Group’s sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering at all times of the day year-round.

Sports betting is however subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and hence Super Group’s operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).

These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.

For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. The Company naturally seeks to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.

In contrast, the Spin portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that Super Group’s revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.

Intellectual Property

Intellectual property rights are important to the success of Super Group’s business. Super Group relies on a combination of trademark, trade secret, database, copyright, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its trademarks, database, proprietary technology, software, know-how and copyright. In certain foreign jurisdictions and in the United States, Super Group has filed trademark applications, currently holds numerous trademarks and domain names, and in the future is likely to acquire additional trademarks and domain names. Super Group has also entered into license agreements, data rights agreements and other arrangements with sports organizations and sports data suppliers for rights to utilize their sports data, of which durations vary but typically are at least annual in duration and are subject to renewal or extension.

As an online business with a customer-facing offering, Super Group’s trademark and domain name portfolios are of particular importance to it. As of October 24, 2022, the Company owned nine trademark registrations and applications in the United States and 606 trademark registrations and applications in various non-U.S. jurisdictions. Super Group’s two main brands, namely Betway and Spin, enjoy extensive geographic coverage, with the Betway marks being registered (or applied for) in the U.S. and in 63 other countries; and the Spin Brands marks being registered (or applied for) in 38 countries. As of October 24, 2022, the Company owns approximately 11,400 domain-names.

It has not always been possible, and may not be, or commercially desirable to obtain registered protection for Super Group’s products, software, databases or other technology. In such situations, the Company relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual arrangements to prevent unauthorized use by third parties. Super Group uses open-source software in its services and periodically reviews its use of open-source software to attempt to avoid subjecting its services and product offerings to conditions it does not intend.

While a portion of the intellectual property that Super Group uses is created by the Company, including its sportsbook offering in certain African countries, the Company has also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. By way of example, Super Group has a wide range of sponsorship and other agreements with significant teams and sports organizations spanning a variety of sports, including West Ham United, the Chicago Bulls, the Miami Open Tennis Tournament, G2 Esports and numerous others. In all, there are more than 60 Betway brand partnerships currently in effect. Although the Company believes that these licenses are sufficient for the operation of the business, these licenses typically limit the Company’s use of the third parties’ intellectual property to specific uses and for specific time-periods.

Super Group controls access to and use of its data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. The Company requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and it controls and monitors access to its data, database, software, documentation, proprietary technology and other confidential information. Super Group’s policy is to require all employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on the Company’s behalf and under which they agree to protect the Company’s confidential information. In addition, the Company generally enters into confidentiality agreements with its partners.

See “Risk Factors — Intellectual Property and Data Privacy Risks — Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations”, “Risk Factors — Intellectual Property and Data Privacy Risks — Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations” and other risk factors related to Super Group’s intellectual property included in “Risk Factors — Risks Related to Super Group’s Business” for a more comprehensive description of risks related to Super Group’s intellectual property.

Government Regulation

Super Group is subject to various laws and regulations that affect its ability to operate in the sports betting and online casino industries, which are subject to extensive and evolving local laws and regulations that may change based on political and social norms.

The gaming industry is highly regulated and in jurisdictions where required in order to maintain licenses, the Company pays gaming taxes and other fees in order to continue its licensed operations. The licensing requirements generally concern the responsibility, financial stability, integrity and character of the applicant and relevant individuals and group affiliates, along with the integrity and security of the casino and sports betting product offerings. Violations of any laws or regulations in one jurisdiction could result in disciplinary action or other consequences in other jurisdictions.

While Super Group believes that it is in compliance, in all material respects, with all applicable sports betting and casino laws, licenses and regulatory requirements, the Company is aware that other interpretations of such requirements exist and cannot ensure that its activities or the activities of its affiliates will not become the subject of any regulatory or law enforcement, investigative or other governmental action or proceeding or that any such proceeding or action would not have a material adverse impact on the Company or its business, financial condition or operations.

In order to operate in certain jurisdictions (including U.S. states), Super Group must obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. Suitability is highly discretionary, but is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; (ii) quality and security of the gaming platform, hardware and software; (iii) general history and background; and (iv) social responsibility. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. The failure of Super Group’s officers, directors and holders of its Ordinary Shares to submit to background checks and provide any requested disclosure could result in the imposition of penalties and could jeopardize the award of a contract to the Company or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, Super Group may deem it necessary, or be required, to sever its relationship with such person or entity.

Gaming and enforcement authorities typically have a broad scope of powers. They may deny an application for a license, condition, revoke or suspend any license issued by them, impose fines and at times, in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Aside from action against a company, gaming and enforcement authorities also have the power to hold accountable associated individuals (such as officers or directors), suspend or revoke a personal license, issue a fine directly against such an individual, disapprove changes to corporate positions and material shareholding, and even incarcerate individuals. Any individual who is required by a gambling authority to make disclosures, file application forms or otherwise provide information and who fails to do so, will generally be denied licensure or be found unsuitable. The license holder may also be subject to disciplinary action or adverse implications to the license due to this.

Super Group currently benefits from licenses for its online sports betting and online casino products in various jurisdictions in Europe, Africa and the Americas, such as, but not limited to, Belgium, France, Great Britain, Portugal, Alderney, Spain, Germany, Malta, South Africa, Zambia and the Mohawk Territory of Kahnawake. In addition, the Company has entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC USA has secured market access in up to an initial 12 regulated or expected-to-be regulated states in the U.S.

Super Group’s sports betting and casino licensure and operations requires it to comply with legal and regulatory requirements to which it is subject and which are constantly evolving. These regulatory requirements include (among others):

•

Responsible gaming requirements, including proactive intervention with customers concerning potentially problematic gaming habits and providing tools and help for customers and monitoring customer activity,

•	Verifying that the Company’s customers are of the required legal age,

•	Verifying the identity of the Company’s customers,

•	Ensuring that funds used by the Company’s customers are legitimately derived,

•	Implementing geolocation blocking where required, and

•	Data protection and privacy legislation and regulation.

While Super Group is wholly committed to complying with all applicable regulations and has in place processes and procedures dedicated to these requirements, which are constantly evolving, the Company cannot assure the prevention of a violation of one or more laws or regulations, or that an actual or alleged violation by the Company or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of the Company’s licenses.

While Super Group is required to maintain licenses in each jurisdiction from which it operates in order to continue its operations, the Company’s offering into certain jurisdictions on the basis of its licenses is at times based on a lack of a local regulatory framework in that jurisdiction where the Company’s services are accessed and used by customers, or based on a specific legal position and/or interpretation of local legislation. The latter, at times, may include a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that the Company’s interpretation would be contested by a government agency or regulator and its legal position ultimately rejected, which may result in administrative, civil or criminal penalties.

Data Privacy Regulations and PCI DSS

Laws, regulations, rules and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data, which impose significant compliance obligations. The nature of these obligations often varies significantly by jurisdiction.

For example, in the EEA, the processing of personal data is principally governed by the provisions of the General Data Protection Regulation (“GDPR”). Furthermore, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Therefore, reference to the GDPR herein, also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise. The GDPR applies to any processing operations carried out in the context of an establishment in the EEA as well as any processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. The GDPR imposes many onerous obligations, including stringent requirements relating to the consent of data subjects in certain circumstances, expanded disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA or United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S. Such transfers of personal data require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. In addition, the GDPR provides that EEA member states may introduce specific requirements related to the processing of “special categories of personal data”; as well as personal data related to criminal offenses or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such personal data across the EEA and/or United Kingdom.

In the United States, the Federal Trade Commission and the Department of Commerce continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use and processing of state residents’ personal data. For example, the CCPA went into effect in California on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses and requires specific data processing practices and policies. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, which further expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, privacy- and security-related laws have been passed in other jurisdictions including New York, Virginia and Colorado. These and other data protection and privacy laws and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws.

Given the breadth and depth of changes in relevant data protection obligations and regulatory frameworks, achieving and maintaining compliance with applicable data protection laws and regulations will require significant time, resources and expense, and Super Group may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements. Actual or perceived failure to comply with relevant data protection obligations and regulatory frameworks could have a material adverse effect on the Company’s reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners, result in an inability to process personal data or to operate in certain jurisdictions, limit the Company’s ability to develop or commercialize current or prospective offerings or services, or require it to revise or restructure its operations.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands — Visa, Mastercard, Discover, American Express, JCB. Compliance in this regard is important as Super Group does process cardholder data. Where there is actual or perceived non-compliance with PCI DSS, this may result in Super Group’s inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance Super Group is required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, the Company will take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

See “Risk Factors — Intellectual Property and Data Privacy Risks — Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.” and “Risk Factors — Intellectual Property and Data Privacy Risks — Our processing of cardholder data is subject, in addition to data protection and privacy laws, to strict industry standards and security procedures. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. Any actual or perceived failure to comply may result in the inability to process payments, monetary penalties and reputational damages which may require material expenditures and harm our financial condition and results of operations.” for a more comprehensive description of risks related to data privacy requirements and PCI DSS.

Human Capital Resources

Super Group and its subsidiaries currently manage approximately 3,800 staff with employees and contractors located in 18 countries. 93% of employees are permanently employed and the remainder are contractors.

The Company believes that its staff are adequately dispersed geographically for purposes of reducing geopolitical risks that the Company would otherwise be more exposed to if its operations were more highly centralized. The Company utilizes some of its offices as off-site data backup locations for each other and has contingency plans in place for the rapid relocation of necessary staff to alternate Company locations in the case of natural or other disasters. During the period in which the Company’s operating locations were impacted by Covid-19 pandemic lockdowns and other restrictions, the Company did not experience any operational disruptions as all staff were able to work from home.

The Company operates a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Performance management processes avoid explicit Key Performance Indicators (which management believes to be too easily gamed and generally ineffective for technology-focused activities) and focus instead on desired values and behaviors (an approach which management believes is much harder to game and more effective at reinforcing Super Group’s corporate culture and effectiveness). Examples of how this approach is applied in practice include the assessment of individual staff members with reference to their effectiveness, commitment and level of initiative.

The Company maintains a steady pipeline of home-grown customer-focused management talent by exposing the majority of new hires to customer-facing roles that provide a comprehensive introduction to the workings of many of the Company’s systems and how they meet the needs of the customer. It is not uncommon for senior management roles to be occupied by staff who have graduated from this environment and who thereby benefit from a broad understanding of the major areas of the business and how the needs of the customer impact on each area.

Where specific skills or expertise are unavailable internally the Company will hire externally and typically seeks to offer compensation packages that compare well with other employment opportunities, including non-gambling technology companies.

The Company expends considerable effort ensuring that all staff understand the Company’s vision and culture and that all staff are held accountable to upholding the Company’s values. Regular staff engagement together with ongoing training programs and values-based performance feedback mechanisms seek to ensure that high standards are maintained. In particular, quality of customer service, data security and responsible gaming principles are emphasized regularly and repeatedly.

HR professionals are embedded throughout the business, operating in partnership with all levels of management to identify and surface potential performance problems faster than would otherwise be the case. HR professionals are expected to understand the commercial and operational details of the business as if they were employed directly in those areas and are thereby expected to assist managers with both their personal growth and the effectiveness and strategic development of their teams.

The Company believes that the above-mentioned are some of the reasons why the Company benefits from low staff turnover and significant loyalty from its staff, including over 250 employees who have been employed within the Group for more than 10 years and 36 employees who have been employed with the Group for more than 20 years, of which one has been employed with the Group for 25 years.

None of the Company’s employees are represented by a labor union. The Company has not experienced any work stoppages, and generally considers its relations with employees to be good.

Company Facilities

Super Group’s principal executive office is located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR. Super Group’s primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide the Company leases approximately 335,000 square feet of office space. On September 16, 2022, the Group entered into an agreement to lease with approximately €70 million of commitments, which had not commenced as of June 30, 2022, and as such, has not been recognized in the condensed consolidated statement of financial position. The agreement has a lease term of 15 years beginning in April 2025, with planned leasehold improvements to be completed prior to the beginning of the lease period. As of the date of reporting, the Company has not obtained access to the property and thus no material leasehold improvements have been completed.

The Company believes that its facilities are adequate to meet its needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of its operations as needed.

Legal Proceedings

In the ordinary course of business, Super Group is involved in various pending litigation relating to its operations. The Company is not currently involved in any material pending regulatory actions.

As regards pending litigation, the Company is currently involved in the following material legal proceedings.

Germany

On April 14, 2020, Bayton Limited initiated proceedings in the Administrative Court Darmstadt, Hessen against a prohibition order issued in February 2020 against its online sports betting operations in several German federal states (Baden-Wurttemberg, Bayern, Bremen, Mecklenburg-Western Pomerania, North-Rhine-Westphalia, Rhineland Palatinate, Saarland, Saxony, Saxony-Anhalt, Schleswig-Holstein, Thuringia and Hessen). The main claim proceedings are pending in the first instance.

On May 27, 2020, Bayton Limited submitted an objection to the Berlin State Office for Residents’ and Regulatory Affairs regarding a prohibition order issued in April 2020 against its online sports betting operations in Berlin and Hamburg. No court proceedings have yet been initiated and the objection submitted to the Berlin State Office for Residents’ and Regulatory Affairs is pending.

On April 22, 2022, a historical customer, Jorg Blechschmidt issued a claim against Bayton Limited at the District Court of Zwichau for EUR 435,200 on the basis that gambling was illegal in Germany at the time of gameplay. On July 1, 2022, the Defence was filed, arguing that the player was himself violating the criminal law by participating in unlicensed gambling and further that the losses were not caused by Bayton Limited not holding a license, as the losses would have been made even if a valid license was in place.

On December 21, 2020, a historical customer, Sascha Frick filed a claim against Betway Limited in the Ravensburg Regional Court in Germany for legal aid to bring a claim for €201,068.34, on the basis that gambling is illegal in Germany. On August 12, 2021 Betway Limited filed a response arguing against the granting of legal aid.

On February 1, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany seeking a declaration that it is not obliged to connect to the LUGAS central database. The claim has been issued on the basis that connection to the database would cause serious breaches of the relevant data protection law. This claim is pending.

On June 30, 2022, Betway Limited issued a claim in the Darmstadt Administrative Court for an urgent Court order to stop the Darmstadt Regional Council, State of Hesse from enforcing the LUGAS connection and the implementation of the limit requirements. This claim is pending and enforcement has been suspended.

On March 18, 2022, Betway Limited filed a claim at the Administrative court Darmstadt, Hesse, against the administrative decision of 18th February 2022 which amended its sports betting license by restricting the sports betting program to bets appearing on the lists published on the regulator’s website. The effect of the amendment would be that no bets other than those appearing on such lists could be offered. A separate claim was issued regarding the procedure for permission to offer additional bets not included in the published lists (as set out in the administrative decision of May 18, 2022), which has been merged into the same claim. On June 8, 2022, the Administrative court Darmstadt ordered the Darmstadt Regional Council, State of Hesse not to enforce the amendment notices until a first instance decision was made in the preliminary application for the suspensive effect of the main claim. The main claim is pending.

Czech Republic

On January 15, 2021, Bayton Limited initiated proceedings at the Czech Supreme Administrative Court against the fine issued against it by the Ministry of Finance of the Czech Republic for CZK 30 million, for allegedly offering products to Czech residents without a license, during a limited period in 2017. On October 21, 2019, Bayton Limited issued an administrative action at the Municipal Court Prague. On December 18, 2020, the Court dismissed the claim. The Supreme Administrative Court dismissed the appeal on April 8, 2022. On June 13, 2022, Bayton Limited filed an appeal with the Czech Constitutional Court, which is still pending.

Austria

On September 14, 2022, a historical customer, Johann Berchtold filed a claim against Bayton Limited in the Innsbruck Regional Court in Austria for EUR 546, 272 on the basis that gambling is illegal in Austria. The deadline for the Defence to be filed is October 25, 2022.

On September 14, 2022, a historical customer, Dennis Felsinger, filed a claim against Betway Limited in the Korneuberg Regional Court in Austria for EUR 574,148 on the basis that gambling is illegal in Austria. The deadline for the Defence to be filed is 28 October 2022.

Sweden

On February 7, 2022, Betway Limited initiated proceedings against the Swedish Gambling Authority in the Administrative Court in Linkoping, Sweden in respect of a fine of SEK 100,000 issued against it in December 2021 relating to a marketing error. On May 10, 2022, the appeal was rejected at the Administrative Court. Betway Limited submitted an appeal at the Court of Appeal on June 14, 2022.

Malta

On April 9, 2021, Betway Limited filed a main claim against several conditions of the sports betting license granted to it on March 9, 2021 (inter alia the bonus restrictions) as well as a preliminary application for the ordering of the suspensive effect of the main claim. The decision in the main proceedings is still pending in the first instance. On December 22, 2021, at first instance, the application for the suspensive effect of the main claim was dismissed. On January 5, 2022, Betway Limited filed a complaint against the first instance decision which is still pending.

See Note 22, “Commitments and Contingencies” to Super Group’s consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, the Company further evaluates each legal proceeding to assess whether an estimate of the possible loss or range of possible losses can be made.

In the future, Super Group may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect its business. See “Risk Factors — Litigation and Regulatory Risks — We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against Super Group and the Company may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Organizational Structure

Upon consummation of the Business Combination, SEAC and SGHC Limited became wholly-owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date of the Closing.

SUPER GROUP (SGHC) LIMITED

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC SA (Pty) Limited	South Africa	Head office company	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Pelion Holdings Limited	Guernsey	Holding company	100%
Lanester Investments Limited	Guernsey	Operational	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Limited	Gibraltar	Dormant processing entity	100%
Digimedia Limited	Malta	Licensed (MGA)	100%
AlphaMedia Limited	Malta	Dormant - licensed with the MGA	100%
Digimedia (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
Fengari Holdings Limited	Guernsey	Holding company	100%
Baytree Limited	Guernsey	Licensed (KGC)	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Bayton Limited	Malta	Licensed (MGA)	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Pindus Holdings Limited	Guernsey	Holding Company	100%
Kavachi Holdings Limited	Guernsey	Holding Company	100%
Betway Group Limited	Guernsey	Operational services	100%
Marzen Limited	United Kingdom	Holding Company	100%
Sevenvale Limited	Guernsey	Dormant	100%
WinTechnologies Spain Operations, Sociedad Limitada	Spain	Operational back office services	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Betway KZ LLP	Kazakhstan	Dormant	100%
Betway Alderney Limited	Alderney	Dormant - licensed with the AGCC	100%
Topcroyde Limited	Cypress	Holding company and back office services	100%
JALC «Bel-Vladbruvals»	Belarus	Licensed	100%
Funplay Limited	Malta	Starting up - media services	100%
Betway Limited	Malta	Licensed	100%
Betway Spain SA	Ceuta	Licensed	100%
Betbox Limited	Malta	Licensed	100%
Yakira Limited	Guernsey	Holding company	100%
GM Gaming Limited	Malta	Licensed (MGA)	100%
GM Gaming Columbia S.A.S.	Columbia	Licensed - in application process	100%
GMBS Limited	Malta	Licensed	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Gazelle Management Holdings Limited	Guernsey	Holding company	100%
Headsquare (Pty) Limited	South Africa	Headquarter company	100%
Digibay Limited	Nigeria	Licensed	85%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
The Rangers Limited	Uganda	Dormant	93%
Sports Betting Group Ghana Limited	Ghana	Licensed	99%
Media Bay Limited	Tanzania	Licensed	99.9%
Emerald Bay Limited	Zambia	Licensed	99.9%
Rosebay Limited	Cameroon	Licensed	100%
Diamond Bay Limited	Rwanda	Licensed	85%
Jogos Socialis E Entretenimento, SA	Mozambique	Licensed	88%
Merryvale Limited	Guernsey	IP	100%
BG Marketing Services Limited	United Kingdom	Back office services	100%
Stanworth Development Limited	Guernsey	IP	100%
Tailby Limited	Guernsey	IP	100%
Akova Holdings Limited	Canada	Dormant	100%
Delman Holdings Limited	Canada	Dormant	100%
Hennburn Holdings Limited	Canada	Dormant	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing (Mauritius) Limited	Mauritius	Back office services	100%
Digi2Pay Investments (Pty) Limited	South Africa	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digiprocessing (Pty) Limited	South Africa	Back office service	100%
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Raging River Trading (Pty) Limited	South Africa	Licensed (WCGB) / software development	100%
Osiris Trading (Pty) Limited	South Africa	Back office services	100%
Raichu Investments (Pty) Limited	South Africa	Holding company	100%
Zuzka Limited	British Virgin Islands	Funding vehicle	100%
Diversity Tech Investments (Pty) Limited	South Africa	Holding	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
DOS Digital Outsource Services Unipessoal LDA	Portugal	Back office services	100%
Wingate Trade (Pty) Limited	South Africa	Operational - licensed reseller	100%
Digital Outsource Services (Pty) Limited	South Africa	Back office services - in liquidation	100%
Haber Investments Limited	Guernsey	Holding	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Eastern Dawn Sports (Pty) Limited	South Africa	Gaming Operator - not yet operational	100%
Smart Business Solutions SA	Paraguay	Gaming Operator - not yet operational	100%
CadGroup Limited	Guernsey	Holding company	100%
Cadway Limited	Alderney	Licensed with ACGC	100%
Cadtree Limited	Alderney	Licensed with ACGC	100%
Verno Holdings Limited	Guernsey	Holding	100%
Marler Holdings Limited	Guernsey	Holding	100%
Jumpman Gaming Limited	Alderney	Licensed with the UKGC and ACGC	70%
Jumpman Gaming Spain Plc	Malta	Licensed with the DGOJ	70%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For purposes of this section, “Super Group Holding Company,” “Super Group,” “SGHC,” “we,” “our,” “us” and the “Company” refer to the Company and all of its subsidiaries prior to the consummation of the Business Combination, unless the context otherwise requires. Super Group (SGHC) Limited is the new combined company in connection with the Business Combination, in which shareholders of SGHC and SEAC exchanged their shares for shares in Super Group (SGHC) Limited.

The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition. Following the consummation of the Business Combination, Super Group and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company, and Super Group comprises the operations of the Company. References to Super Group or SGHC in the following discussion shall be synonymous with references to the Company following the Business Combination.

The discussion should be read together with the historical audited annual consolidated financial statements of Super Group and its subsidiaries, and the related notes thereto, included in this prospectus. The discussion should also be read together with Super Group’s unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six month ended June 30, 2022 and 2021, and the related respective notes thereto, included elsewhere in this proxy statement prospectus. The discussion and review should also be read together with the Company’s unaudited pro forma financial information for the year ended December 31, 2021. See “Pro Forma Condensed Combined Financial Information.”

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Super Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Super Group’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Super Group is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

1.	Expanding its global footprint into as many commercially feasible regulated markets as possible in order to engage with as many customers as it can possibly reach;

2.	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3.	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

SGHC Limited was incorporated in July 2020. On October 7, 2021, it became the ultimate holding company for a group of companies through a subsequent reorganization of entities with common ownership. Super Group

(SGHC) Limited, the parent company of SGHC Limited effective immediately following the Closing, was incorporated on March 29, 2021. The first entity to form part of the reorganization was Pindus Holdings Limited (“Pindus”) and its subsidiaries. Pindus was incorporated on May 16, 2018, and subsequently acquired Kavachi Holdings Limited, the latter being the legal entity that houses the business known as Betway. Pindus is the acquiring entity for the purposes of this reorganization.

Fengari Holdings Limited (“Fengari”) was incorporated on July 26, 2019. On July 31, 2019, Fengari acquired City Views Limited (parent of the trading companies within that group) for a cash consideration, from which point Fengari was incorporated under SGHC. On October 7, 2020, Fengari became a subsidiary of Super Group as part of the reorganization.

Pelion Holdings Limited (“Pelion”) was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester Investments Limited (parent of the trading companies within that group (“City Views”)) for a cash consideration. At the time of the incorporation of Pelion the ownership structure was identical to that of Super Group and Pelion was consequently incorporated under Super Group on October 7, 2020, as part of the reorganization. Fengari and Pelion and their subsidiaries are also collectively referred to as Spin.

On September 30, 2020, Pindus purchased 100% of the issued share capital of Yakira Limited (“Yakira”) and Gazelle Management Holdings Limited (“Gazelle”). Yakira and Gazelle and their subsidiaries are entities to which the Betway brand had been licensed for trading in a number of jurisdictions.

Following the conclusion of the reorganization and transactions stated above, Super Group now comprises Pindus, Yakira, Gazelle and Raging River Trading Proprietary Limited (“Raging River”) (collectively analogous with / known as Betway) and Fengari and Pelion (collectively analogous with / known as Spin).

As of the date of this prospectus, Super Group subsidiaries are licensed in over 20 jurisdictions (not including DGC USA’s market access deals in the United States) and manage approximately 3,800 employees. Over the six months ended June 30, 2022, on average, over 2.6 million customers per month have yielded in excess of €2.5 billion in wagers per month. During the period from January 1, 2022 to June 30, 2022, total wagers amounted to €15.6 billion. Super Group’s business generated €655 million on a pro forma consolidated basis of net gaming revenue between January 1, 2022 and June 30, 2022 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 46%, 10%, 20% and 24%, respectively, of Super Group’s total revenue in 2022. Over the twelve months of 2021, on average, over 2.8 million customers per month have yielded in excess of €3.2 billion in wagers per month. During the period January 1, 2021 to December 31, 2021, total wagers amounted to €38 billion. Super Group’s business generated €1.26 billion ($1.48 billion) on a pro forma consolidated basis of net gaming revenue between January 1, 2021 and December 31, 2021 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 47%, 11%, 17% and 25%, respectively, of Super Group’s total revenue in 2021.

On January 27, 2022 (the “Closing date”) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) dated April 23, 2021, by and among itself SGHC, the Company, Sports Entertainment Acquisition Corp (“SEAC”), a New York Stock Exchange (“NYSE”) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of the Company, which resulted in the public listing of the Group, described in this section and in note 4 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Prior to the Closing date, SGHC shareholders (Pre-Closing Holders) exchanged all issued shares in SGHC for newly issued shares in the Company at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in the Company as each shareholder had in SGHC. The transaction was accounted for as a capital reorganization because the Company did not meet the definition of a business under IFRS 3 Business Combinations prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of the Company reflect the net assets transferred at pre-combination predecessor book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of the Company.

On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of the Company and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of the Company.

What Super Group Does

Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway, a single-brand premier online sports betting offering, and

•	Spin, a multi-brand online casino offering.

Betway is Super Group’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of the date of this prospectus, Betway has more than 60 such arrangements and is actively negotiating for further expansion.

Spin is Super Group’s multi-brand online casino offering. Spin’s diverse portfolio of more than 20 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which SGHC believes an expansive brand portfolio to be a significant asset.

SGHC aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. This transaction is expected to close by the end of 2022. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be regulated states in the United States and its acquisition will enable SGHC to penetrate and leverage its capabilities in these new markets. As of the date of this prospectus, the Betway brand (operated by licensee, DGC USA) is live in 7 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa, Colorado and Virginia. We expect the Betway brand to go live in Ohio and Louisiana during the first quarter of 2023. For the remaining 3 states, being Kansas, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.

Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Business Combination, Reorganization and Public Company Costs

On April 23, 2021, SGHC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), the Company,

SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). Pursuant to the Business Combination Agreement, subject to the terms and conditions therein, prior to the closing of the Business Combination (the “Closing”), SGHC underwent a pre-closing reorganization (the “Reorganization”) wherein all existing shares of SGHC were exchanged for newly issued ordinary shares of the Company (“Super Group Ordinary Shares”). SGHC was deemed the accounting predecessor and the combined entity has become the successor registrant with the SEC, meaning that SGHC’s financial statements for previous periods are now disclosed in the Company’s periodic reports filed with the SEC following the consummation of the Business Combination. This transaction closed on January 27, 2022.

While the legal acquirer in the Business Combination is the Company, for financial accounting and reporting purposes under IFRS, SGHC is the accounting acquirer. Under this method of accounting, SEAC is treated as the “acquired” company for financial reporting purposes. For accounting purposes, SGHC is deemed to be the accounting acquirer in the transaction and, consequently, the transaction has been treated as a recapitalization of SGHC. Accordingly, the consolidated assets, liabilities and results of operations of SGHC have become the historical financial statements of the Company, and SEAC’s assets, liabilities and results of operations have been consolidated with SGHC beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of SGHC in future reports. The net assets of SEAC have been recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. Please refer to note 4 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Upon consummation of the Business Combination, the most significant change in SGHC’s future reported financial position and results of operations is the decrease in cash and cash equivalents (as compared to SGHC’s balance sheet at December 31, 2021) of €84.0 million after the redemptions. Total direct and incremental transaction costs of SEAC and SGHC are estimated at approximately €55.0 million and have been treated as a reduction of the cash proceeds and allocated between issued capital and transaction expenses. Please refer to note 4 to the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

As a consequence of the Business Combination, the Company has become the successor to an SEC-registered and NYSE-listed company which requires the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Since the consummation of the Business Combination, the Company has been incurring additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 includes restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have also had a significant impact on SGHC’s business, its suppliers and its customers. The direct impact on SGHC’s business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. Even though the COVID-19 pandemic has subsided to a significant degree, the ultimate impact of COVID-19 on SGHC’s financial performance will depend on the length of time that such disruptions exist. Conversely, hard lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions accelerated the shift to online commerce, which management believes has benefitted the business in some areas. As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on SGHC’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic in the United States and national, provincial / state / regional and local responses elsewhere around the world. These measures may adversely impact SGHC’s employees and operations and the operations of its business partners and may negatively impact SGHC’s business. SGHC’s revenues are dependent on interest in sporting events, which have been, and may be in the future, substantially limited during times of business shutdowns and the cancellation or reduction of physical participation in such activities.

Wholesale cancellation of sporting events in the first wave of the COVID-19 pandemic led to a significant reduction of sports wagering during the months of March, April, May and June of 2020. Subsequent waves of the pandemic in 2020 and 2021 resulted in varying degrees of disruption in some sports and/or some countries, generally of reducing severity with each subsequent wave, reducing to negligible levels in the recent stage of the COVID-19 pandemic. As each wave subsided and restrictions relatively eased, the sports betting business recovered and, by 2022, had ultimately reverted to growth levels not significantly different from pre-pandemic expectations, in most countries in which we operate. Other than in jurisdictions where COVID-19 related restrictions were imposed on online gaming (such as the UK), the online casino business was not negatively impacted at the height of the COVID-19 pandemic, but instead benefited from hard lockdowns which management believes resulted in more customers looking online for entertainment. The subsequent end of hard lockdowns and the relative easing of travel and social distancing restrictions generally results in a tapering of this effect, with many countries ultimately returning to levels of online casino activity in line with pre-pandemic expectations. Notwithstanding this, the inherent unpredictability of the COVID-19 pandemic and how governments will respond mean that management cannot be certain as to whether or not these trends will persist and, hence, what the long-term effects of the COVID-19 pandemic will be to our business. See the section titled “Risk Factors — Risks Related to Super Group’s Business — COVID-19 has affected our business and operations in a variety of ways. The pandemic restrictions may have affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations and a decrease in consumer spending, and it may continue to do so in the future. On the other hand, we cannot assure you that consumers will not decrease online gaming activities as pandemic restrictions are loosened. These cross-currents may have unknown and adverse effects that are impossible for us to predict.”

Comparability of Financial Information

For the Six months Ended June 30, 2022

During the six months ended June 30, 2021, SGHC Limited acquired additional businesses, which include mostly back-office and marketing services companies including Webhost Limited (“Webhost”), Partner Media Limited (“Partner Media”), and Buffalo Partners Limited (“Buffalo Partners”) were acquired on April 9, 2021. DigiProc Consolidated Limited (“DigiProc”) was acquired on April 14, 2021, Raichu Investments Proprietary Limited (“Raichu”) was acquired on April 19, 2021. Raging River was deemed to have been acquired by SGHC SA Proprietary Limited on January 11, 2021.

Based on these facts, the financial statements for Super Group consist of:

•	for the period January 11, 2021 to June 30, 2021, SGHC Limited will be included and its newly acquired subsidiary Raging River Proprietary Limited;

•

for the period April 9, 2021 to June 30, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Webhost, Partner Media, and Buffalo Partners, for the period April 19, 2021 to June 30, 2021 it will include the new subsidiary of Raichu Investments Proprietary Limited and its subsidiaries, and for the period April 14, 2021 to June 30, 2021 it will include the new subsidiary of DigiProc and its subsidiaries; and

•

from the period ended June 30, 2022, all comparative data has been represented due to the recapitalization. The historical audited consolidated financial statements included elsewhere herein represents the trading of SGHC Limited, the predecessor to Super Group, with all share information restated to reflect the stock split that occurred as part of the recapitalization (See note 24 to the audited consolidated financial statements included elsewhere herein).

For Years Ended December 31, 2019, December 31, 2020 and December 31, 2021

Owing to the effects of the Business Combination, SGHC’s future results of operations and financial position may not be comparable to historical results. Furthermore, SGHC’s financial years ending December 31, 2019, December 31, 2020, and December 31, 2021, all included one or more business acquisitions.

Fengari was deemed to have been acquired on July 26, 2019. Fengari acquired City Views on July 31, 2019. Pelion was deemed to have been acquired on April 1, 2020. Pelion acquired Lanester on May 4, 2020. Yakira and Gazelle were both acquired by Pindus on September 30, 2020. Pindus is the predecessor entity and its results will therefore be reflected in the financial statements prior to July 31, 2019. SGHC was formed on July 6, 2020.

During the year of 2021, SGHC Limited acquired additional businesses, which include mostly back-office and marketing services companies including Webhost Limited (“Webhost”), Partner Media Limited (“Partner Media”), and Buffalo Partners Limited (“Buffalo Partners”) were acquired on April 9, 2021. DigiProc Consolidated Limited (“DigiProc”) was acquired on April 14, 2021, Raichu Investments Proprietary Limited (“Raichu”) was acquired on April 19, 2021. Raging River was deemed to have been acquired by SGHC SA Proprietary Limited on January 11, 2021.

On September 2, 2021, the Group purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license.

On October 14, 2021, the Group purchased 100% of the outstanding shares of 11908120 Canada Inc. (doing business as TheSpike.gg), a company that provides marketing services.

On December 1, 2021, SGHC purchased 100% of the outstanding shares in Haber Investments Limited (‘Haber’), a company that provides back-office services which supports the operating entities within the Group and Red Interactive Limited (‘Red Interactive’), a company providing marketing services. The acquisitions were accounted for as business combinations under IFRS 3.

Based on these facts, the financial statements for SGHC Limited will consist of:

•	the period from January 1, 2019 to July 30, 2019 will include Pindus and its subsidiaries;

•	the period from July 31, 2019 to March 31, 2020 will include Pindus and its subsidiaries and Fengari and its subsidiaries;

•	the period from April 1, 2020 to December 31, 2020 will include Pindus and its subsidiaries, Fengari and its subsidiaries and Pelion and its subsidiaries;

•

for the period ended December 31, 2020 SGHC Limited will be included and its subsidiaries, including Pindus and its subsidiaries, (from October 1, 2020, inclusive of that date, the latter included Yakira and Gazelle which were both acquired by Pindus on September 30, 2020), Fengari and its subsidiaries and Pelion and its subsidiaries;

•	for the period ended December 31, 2021 SGHC Limited will be included and its subsidiaries, including Pindus and its subsidiaries, Fengari and its subsidiaries and Pelion and its subsidiaries;

•	for the period January 11, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiary Raging River Proprietary Limited;

•

for the period April 9, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Webhost, Partner Media, and Buffalo Partners, for the period April 19, 2021 to December 31, 2021 it will include the new subsidiary of Raichu Investments Proprietary Limited and its subsidiaries, and for the period April 14, 2021 to December 31, 2021 it will include the new subsidiary of DigiProc and its subsidiaries; and

•	for the period December 1, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Haber Investments Limited and Red Interactive Limited.

•

as from the period ended June 30, 2022, all comparative data has been represented due to the recapitalization. The historical audited consolidated financial statements included elsewhere herein represents the trading of SGHC Limited, the predecessor to Super Group, with all share information restated to reflect the stock split that occurred as part of the recapitalization (See Note 24 to the audited consolidated financial statements included elsewhere herein).

Accordingly, when considering the financial information that follows, the reader should bear in mind, particularly when comparing the Company’s performance in the year ended December 31, 2021, with the performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that only Pindus Holdings and its subsidiaries are included in all three years; that Fengari and its subsidiaries are included for the full year ended December 31, 2020 and 2021, but only a part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020 but for the full year ended December 31, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years prior to acquisition. The reader should also consider that during the years ending December 31, 2021 and 2022, SGHC made several other acquisitions primarily for the expansion of its global footprint and the provision of back office and marketing services to the Group, and certain revenues generated within these entities are eliminated on consolidation within SGHC, with the exception of Raging River gaming operations. See “— Key Components of Revenue and Expenses” later in this section.

Acquisition of Fengari

On October 7, 2020, SGHC entered into an agreement with the shareholders of Fengari, pursuant to which it acquired the entire issued share capital of Fengari, in consideration for the issue to the shareholders of Fengari of an aggregate of 13,638,493 ordinary shares of no par value each in SGHC, on the basis of one ordinary share for each share of Fengari sold. Immediately prior to the acquisition of Fengari by SGHC, the shareholders of Fengari were the same as the then shareholders of SGHC and held their shares in Fengari in the same proportions as they held their shares in SGHC. Accordingly, the shareholders of SGHC and their respective percentage ownership of SGHC were unchanged by the acquisition. The purpose of this transaction was to consolidate Fengari and its subsidiaries into the SGHC Group while retaining the ultimate beneficial ownership position of Fengari.

From March 12, 2020, the ownership structure and holdings percentages of Fengari were identical to those which were acquired by the Company on October 7, 2020. Prior to this, all shareholders were present in the ownership structure. This ownership structure was in place from the time of Fengari’s incorporation on July 26, 2019. Based on this high degree of commonality of ownership with the Company from incorporation and the acquisition of City Views by Fengari on July 31, 2019, management concluded that Fengari should be included in the SGHC financial statements from August 1, 2019, inclusive of that date.

Acquisition of Pelion

On October 7, 2020, SGHC entered into an agreement with the shareholders of Pelion, pursuant to which it acquired the entire issued share capital of Pelion in consideration for the issue to the shareholders of Pelion of an aggregate of 13,638,493 ordinary shares of no par value each in SGHC on the basis of one ordinary share for each share of Pelion sold. Immediately prior to the acquisition of Pelion by SGHC, the shareholders of Pelion were the same as the then shareholders of SGHC and held their shares in Pelion in the same proportions as they held their shares in SGHC. Accordingly, the shareholders of SGHC and their respective percentage ownership of SGHC were unchanged by the acquisition. The purpose of this transaction was to consolidate Pelion and its subsidiaries into the SGHC Group while retaining the ultimate beneficial ownership position of Pelion.

Pelion was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester. At the time of incorporation of Pelion on April 1, 2020, the ownership structure and holdings percentages of Pelion were identical to those which were acquired by SGHC on October 7, 2020. The Company believes that the combination including Pelion with the Company should be deemed to have occurred on April 1, 2020, with acquisition by the Company of Lanester on May 4, 2020, accounted for as a business combination on that date.

Due to the scale of the businesses acquired in the years ended December 31, 2019 and December 31, 2020, and the resulting impact of their consolidation with Pindus and Fengari on the financial results of SGHC during the year ended December 31, 2020, the comparative discussion of the financial results of SGHC for the year ended December 31, 2020, and of Pindus and Fengari for the year ended December 31, 2019, may be of limited use in assessing the performance of the business year-over-year.

Acquisition of Raging River

On January 11, 2021, Pindus, a subsidiary of SGHC entered into an option agreement with the shareholders of Raging River, pursuant to which it acquired the entire issued share capital of Raging River for cash consideration. The option period was for the period commencing on the date of the Agreement (January 11, 2021) and ending on December 31, 2025. Pindus exercised the option on April 8, 2021. Pindus nominated SGHC SA under option to purchase 100% of share capital in Raging River. On January 11, 2021, pursuant to the share transfer SGHC SA gained control of Raging River.

Acquisition of Verno

On September 1, 2022, SGHC completed its acquisition of a 100% stake in Verno Holdings Limited (“Verno”) which holds a majority stake in Jumpman, a small, UK-focused casino business, which has built and owns all its proprietary technology. We view this as an opportunity for us to expand in the UK as well as into other markets at the appropriate time, as we expect the business of Jumpman is positioned to continue to expand. The original founder of Jumpman has, through various structures, maintains ownership in the remaining shares of the company.

Other Acquisitions

On April 9, 2021, SGHC entered into an agreement to acquire Webhost, a company providing procurement services to SGHC; City Views a subsidiary of SGHC also entered into agreements to acquire Partner Media and Buffalo Partners, both companies providing marketing services to SGHC. On April 14, 2021 and April 19, 2021 SGHC entered into agreements to acquire DigiProc and Raichu, respectively, with both entities providing back-office administrative services to SGHC. On December 1, 2021, SGHC entered into an agreement to acquire both Haber Investments Limited for the provision of back-office services and Red Interactive Limited for the provision of marketing services to the Group. These agreements were for cash consideration.

See also the section titled “— Business Combination, Reorganization and Public Company Costs.”

Key Factors Affecting Operating Results

SGHC believes that its performance and future success depend on several factors that present significant opportunities for SGHC but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors — Risks Related to Super Group’s Business.” SGHC’s financial position and results of operations depend to a significant extent on the following factors:

Ability to Acquire, Retain and Monetize Customers

SGHC’s ability to effectively market its offerings is critical to operational success. The Company undertakes a variety of marketing initiatives, include traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing, the latter being an industry term describing independent third-party marketing agencies which despite the word “affiliate” are not affiliated with the Company in the ordinary sense of the word) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. In all cases it is therefore difficult to extrapolate the Company’s past performance into the future and/or into new markets where SGHC has not previously marketed its products and offerings.

In all of its marketing channels SGHC makes widespread use of incentives, also called bonuses or comps, which are accounted for as a deduction in the calculation of its revenues. The Company attempts to evaluate its customers individually and in real-time using a wide range of data points and with reference to proprietary models of customer behavior and profitability. Customer behavior and competitive forces are constantly evolving and it is therefore difficult to extrapolate the Company’s past performance into the future and/or into new markets where it has not previously marketed its products and offerings.

SGHC’s ability to execute on its marketing plans are subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. The Company therefore cannot be certain that historic marketing channels will be available to it in the future and/or whether it will be allowed to utilize the same incentivization mechanisms in the future.

While SGHC is continuing to assess the efficiency of its marketing activities, the Company’s knowledge obtained over its operating history and the relative novelty of the online casino and sports wagering industries in certain markets or geographic regions makes it difficult for the Company to predict when it will achieve its longer-term profitability objectives.

Industry Trends and Competitive Landscape

SGHC operates within the global entertainment, betting and gaming industries, which are comprised of diverse products and offerings that compete for consumers’ time and disposable income. As the Company prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have access to more resources and/or may have more experience in online casino and sports wagering in these jurisdictions. In existing jurisdictions the Company also expects to face significant competition from existing competitors and new entrants, while in both new and existing jurisdictions ancillary product categories such as daily fantasy sports, casual games and financial services (where products are evolving over time to include “gamification” features that often closely resemble gambling) will also increase competitive pressure.

Legalization, Regulation and Taxation

SGHC’s growth depends on expanding its activities in existing markets, as well as on successfully entering new markets and new geographies around the world. Management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for the Company to expand into newly regulated markets worldwide. For example, in the United States online sports wagering’s prospects were made possible after the United States Supreme Court repealed PASPA in May 2018, as unconstitutional, which had the effect of lifting federal restrictions on sports betting and thereby allowing states to determine the legality of such commercial activities. As another example, in August 2021 the Canadian Parliament passed legislation allowing provinces to regulate single-game wagering within each province. SGHC’s strategy is to closely monitor changes in regulations that enable expansion of existing markets or entry into new markets, and seize such opportunities in a financially prudent manner. The rate in which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new ones), will impact the prospects and pace of SGHC’s growth, as it continues to expand its global footprint.

The process of securing the necessary licenses or partnerships to operate in a new jurisdiction may take longer than SGHC anticipates. In addition, legislative or regulatory changes or restrictions and gaming taxes may make it less attractive or more difficult for the Company to do business in a particular jurisdiction and may impact the Company’s profitability in both positive and negative ways that make the overall net effect hard to predict. In the past, when countries have introduced regulatory frameworks, the Company’s financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases, the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Further, certain jurisdictions require the Company to have a relationship with a land-based casino for online sports and/or casino wagering access, which tends to increase the Company’s costs of revenue. Countries and/or states that have established state-run monopolies may limit opportunities for private operators.

Countries and/or states impose tax rates on online casino and sports wagering, which may vary substantially between jurisdictions. In the United States, once DGC has been acquired, SGHC will also be subject to a federal excise tax of 0.25% on the amount of each sports wager placed. Some jurisdictions impose constraints on the amounts of money that customers are allowed to deposit and/or lose (“loss limits”), sometimes in absolute terms without reference to the means of individual customers. Some jurisdictions impose constraints on the nature and extent of the marketing that may be undertaken in relation to the Company’s products. Management believes that the jurisdictions that will create the most compelling levels of profitability for the Company are jurisdictions with both online casino and sports wagering at favorable tax rates, with customer loss limits at levels that relate responsibly to what customers can afford to gamble with, and with marketing regulations that enable the Company to engage meaningfully with its customers. Conversely, management expects that a minority of jurisdictions will set tax rates at unprofitable levels and/or will set customer loss limits at arbitrarily low levels and/or will impose onerous constraints on marketing, in which case the Company might not be able to profitably trade in such jurisdictions.

Managing Wagering Risk

The online casino gaming and online sports wagering businesses are characterized by an element of chance. Accordingly, SGHC employs theoretical win rates and probability distributions to estimate what a certain type of online casino wager or online sports wager, on average, will win or lose in the long run. Revenue is impacted by variations in the hold percentage (the ratio of Net Revenue over Accepted Purchases) with respect to the online casino and online sports wagering that SGHC offers to its customers. SGHC uses the hold percentage as an indicator of an online casino game’s or online sports wager’s performance against its expected outcome. Although each online casino wager or online sports wager generally performs within a defined statistical range of outcomes in the long run, actual outcomes may vary for any given period, particularly in the short term.

In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond the Company’s control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. Factors that are nominally within the Company’s control, such as the level of incentives or bonuses or comps given to customers, might not, for various reasons both within and beyond the Company’s control, be well-controlled and hence in turn might impact win rates. For online casino games, it is possible that a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. For online sports wagering, it is possible that the Company’s platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if the Company’s wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for the Company into one with a positive expectation for the player.

A further factor particularly of relevance to some areas of SGHC’s sports betting business concerns the volatility inherent in certain types of wagers, particularly parlay or accumulator wagers, which are single wagers that link together two or more individual wagers and are dependent on all of those wagers winning together. It is not unusual for a large number of customers to back similar outcomes, and if a high proportion of those outcomes transpire then it is possible that in aggregate these customers will win large sums of money. This is an expected and normal feature of the business that the Company has in the past experienced and expects that it will do so again in the future.

As a result of the variability in these factors, the actual win rates on the Company’s online casino games and online sports wagers may differ from the theoretical win rates it has estimated and could result in the winnings of its online casino games or sports betting customers exceeding those anticipated. The variability of win rates (hold percentages) also has the potential to adversely affect the Company’s business, financial condition, results of operations, prospects and cash flows. See “Risk Factors — Risks Related to Super Group’s Business — Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.”

Technology and Products

Management believes that pragmatic and commercial product selection for purposes of speed-to-market and product-market fit is a key driver of the success of the business. The Company therefore evaluates each new market independently in order to determine whether the interests of the business would be best served by deploying the Company’s proprietary sports betting product or the original flagship bespoke-developed product or alternate third-party product. Such decisions are also influenced by numerous other factors, such as regulatory constraints and the amount of product customization required to meet such constraints, and the maturity of the market under consideration. Similar considerations are applied in the decision as to which casino games of the available products would be best suited for any particular new market.

Management believes that some of the growth of the Company has been achieved due to this approach but cannot be certain that this will be replicated in future. While the Company has derived much experience from the diverse requirements of the jurisdictions in which it already holds licenses, there can be no certainty that such experience will be of any assistance in further new markets, or that the Company will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.

Regardless of the product or products selected, the Company will always seek to overlay its own proprietary technology with the intention of achieving competitive advantage. This is particularly true in the area of data and analytics, where the Company’s goal is to be able to evaluate all of its customers in granular detail in real-time so that it can in turn interact, intervene, incentivize and encourage (or discourage, as the case may be) behaviors that are both responsible for the customer and profitable for the Company.

Management believes that a meaningful part of the Company’s growth can be attributed to competitive advantage achieved in this way, but by the nature of such things cannot quantify this belief in any meaningful way and therefore cannot be certain that any such competitive advantage (if it exists) will persist into the future or be replicable in new markets or that competitors will not develop competing technologies (to the extent that they haven’t already done so) in order to substantially erode any such advantage that the Company might currently enjoy.

Seasonality

SGHC’s sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering 24/7/365.

Sports betting is however subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and hence SGHC’s operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).

These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.

For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. The Company naturally seeks to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.

In contrast, the Spin portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that SGHC’s revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.

Macroeconomic and Geopolitical Factors

SGHC operates across a wide range of countries on all of the inhabited continents of the world. Not all of these countries are subject to the same economic and political forces at the same time, which usually provides SGHC with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many or even most or all of the countries in which SGHC operates will be subject to similar or identical forces that may impact SGHC’s business negatively. An example of this is the geopolitical and macroeconomic headwinds that appear to have initially been set off by the Russian invasion of Ukraine launched on February 24, 2022, which resulted in increased volatility in the financial markets and disruptions to various industries, simultaneously with the tightening of Covid-related monetary policy in the face of expectations of increase consumer price inflation in many countries around the world. In particular, we bear the risk of reduced demand for our services due to the rise of inflation. In combination, these factors potentially have a chilling effect on consumer discretionary entertainment spending, which could in turn be harmful to SGHC’s revenue and profitability prospects. In addition, macroeconomic and geopolitical events often evolve in a rapid pace and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures.

Key Components of Revenue and Expenses

When considering the financial information that follows, the reader should bear in mind when comparing the Company’s performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that Pindus and its subsidiaries are included in full in both years; that Fengari and its subsidiaries are included for the full year ended December 31, 2021 as well as the year ended December 31, 2020, but only part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020 but for the full year ended December 31, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years already.

The acquisitions during the year ended December 31, 2021 were mainly for the provision of back office and marketing services and the revenues generated within these group of companies is eliminated on consolidation within SGHC, with the exception of Raging River which has gaming operations.

Monthly Active Customers

SGHC uses monthly active customers (“MAC”) as an important measure of its customer base. The Company defines MAC as the number of registered customer accounts that wager at the Company’s online casino games and/or sports betting offerings at least once during a particular month. This metric is calculated using internal company data and is not validated, audited or reviewed by an independent party. The size and growth of SGHC’s monthly active customers directly affects the Company’s revenue generated from its online casino games and sports betting offerings, as well as its operating expenses associated with the infrastructure and customer support that is necessary to service customers.

The following tables have been prepared on a pro forma consolidated comparable full-year basis, which is to say that they have been prepared as if all of the entities acquired by the Company during the course of 2019, 2020 and 2021 had instead been owned by the Company from January 1, 2019, and show SGHC’s pro forma average MAC over the average for the year of 2019, 2020 and 2021 and associated year-on-year growth rates, as well as the same for the first 6 months of 2021 and 2022. MAC numbers were significantly negatively impacted in the first 6 months of 2020 by the COVID-19 pandemic, particularly due to the cancellation of sporting events and resulting sharp reduction in sports betting activity between March and June 2020. Accordingly, the year-on-year growth rate shown below for 2021 as compared to 2020 is likely to be somewhat higher than that which would have been the case in the absence of the COVID-19 pandemic.

Average MAC for 12-month periods ending
	Value millions	Growth millions	%
December 2019	1.30	—	—
December 2020	2.11	0.81	62%
December 2021	2.74	0.62	29%
June 2021	2.52	1.39	122%
June 2022	2.61	0.09	4%

SGHC intends to pursue MAC growth in current and potential markets but also particularly in regions such as the United States, where the Company aims to focus its efforts on expanding its global footprint.

Revenue

SGHC generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, plus fees from brand licensing agreements. SGHC’s revenue from casino games and sports betting (“Net Gaming Revenue”) is the sum of amounts won from customers by the sportsbook and casino, less certain customer incentives, and adjusted for the fair market value of gains and losses on open betting positions. SGHC’s revenue is recognized net of adjustments for utilized customer incentives and VAT and GST in countries where these taxes are applicable. SGHC’s revenue is therefore calculated as revenue from casino games and sports betting plus fees from brand licensing agreements minus utilized customer incentives adjustments minus VAT minus GST.

Revenues generated from online casino games and sports betting are recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in SGHC’s consolidated financial statements. Such gains and losses arise from similar transactions and are therefore offset within revenue. Subsequent changes in these fair values are recorded in the Company’s consolidated financial statements, provided that it is probable that economic benefits will flow to SGHC and the revenue can be reliably measured.

SGHC recognizes net gaming revenue transactions at the point at which they are settled. Any open positions at period end are fair valued with the resulting gain or loss recorded in the Company’s consolidated financial statements. Customer liabilities related to these timing differences are accounted for as derivative financial instruments.

Revenue also includes brand licensing revenues generated by the provision of the Betway brand to other online gambling companies. Brand licensing revenues are recognized over time on a monthly basis in line with either the month in which the licensing revenue is generated or as agreed in fixed contractual terms. The majority of licensing revenue is generated from fixed fee per month contract terms with the remaining licensing revenue generated through contracts specifying a set percentage of Betway’s global brand marketing spend.

SGHC has two operating segments and reportable segments: Betway and Spin. The characteristic of these operating segments is that both engage in business activities from which it may recognize revenues and incur expenses and these segments can be disaggregated by various characteristics but mostly by brand.

SGHC’s sports betting revenue is mostly generated by Betway, which also generates some revenue from online casino. Online casino revenue is mainly generated by Spin (which consists of more than 20 separate brands collectively referred to as Spin), which also generates a small amount of revenue from sports betting. Revenue and costs are reasonably allocated between Betway and Spin based on how management views these groups for performance management and decision-making purposes.

Direct and Marketing Expenses

Marketing expenses are broken out into the following marketing channels: acquisition and retention marketing, search optimization and digital, “affiliates” marketing, and brand marketing or sponsorships. This item also includes compensation, commissions and benefits, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Direct expenses consist primarily of costs relating to fraud, and merchant and processing costs relating to customer deposits and withdrawals. The operating expense group also includes costs relating to royalties paid to content and product providers. Operating expenses also include taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime and other operational irrecoverable value added taxes and withholding taxes. Also included are personnel costs, including executive salaries, bonuses and benefits as well as rental, rates and levies and certain office-related and travel expenses. Exchange rate adjustment and restatements are included under this item.

General and Administrative Expenses

General and administrative expenses include professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies. Administrative expenses also include technology-related expenses relating to subscriptions, operational software, domain management and license costs. Expenses paid to outsource services providers are also included under this item.

Depreciation and Amortization

Depreciation and amortization is provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations.

Finance Expense (Income)

Finance expenses consists primarily of interest paid in respect of loans payable.

Finance income consists primarily of interest received in respect of loans receivable.

Fair Valuing of Financial Instruments

On January 27, 2021 as part of the closure of the merger transaction the Group acquired warrant and earnout liabilities that are revalued at each reporting date with the change in fair value giving rise to a loss or a gain. This revaluation, net of foreign currency movements, increased net profit by €205.5 million for the six months ended June 30, 2022. There was no such expense for the six months ended June 30, 2021.

The merger transaction also resulted in a large share based payment expense reducing net profit by €126.3 million for the six months ended June 30, 2022, There was no such expense for the six months ended June 30, 2021.

Income Tax Expense

SGHC accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit and loss.

Results of Operations

Pelion and Fengari together house the SGHC business and brands collectively known as Spin, while Pindus (including Raging River, Yakira and Gazelle) houses the business known as Betway.

Various operating and marketing companies were purchased during the year ended December 2021. See “— Comparability of Financial Information — For Years Ended December 31, 2019, December 31, 2020 and December 31, 2021.” The acquisitions were accounted for as business combinations in accordance with IFRS 3.

The revenue generated by these newly acquired outsource service and marketing entities is through contracted services provided to SGHC Group companies. This revenue eliminates on consolidation. Costs associated with these operating and marketing entities are allocated to each reporting segment using a direct cost allocation method.

Six months Ended June 30, 2022 Compared to the Six months Ended June 30, 2021

The following table summarizes Super Group’s consolidated results of operations for the interim periods indicated:

(Euro in thousands)	Super Group	Betway	Spin	Head office
For the six months ended June 30, 2022
Revenue	655,295	365,675	289,620	—
Direct and marketing expenses	(466,417)	(301,322)	(165,588)	493
General and administrative expenses	(72,455)	(35,462)	(32,180)	(4,813)
Other operating income	5,293	3,644	1,311	338
Transaction fees	(21,611)	(825)	—	(20,786)
Depreciation and amortization expense	(31,169)	(10,528)	(16,558)	(4,083)
Profit from operations	68,936	21,182	76,605	(28,851)
Finance income	665	497	122	46
Finance expense	(663)	(230)	(87)	(346)
Gain on derivative contracts	1,712	—	1,712	—
Foreign exchange on revaluation of warrants and earnouts	(24,029)	—	—	(24,029)
Share based payment expense	(126,252)	—	—	(126,252)
Change in fair value of warrant liability	34,614	—	—	34,614
Change in fair value of earnout liability	194,936	—	—	194,936
Profit before taxation	149,919	21,449	78,352	50,118
Income tax expense	(14,582)	(10,010)	(133)	(4,439)
Profit for the period	135,337	11,439	78,219	45,679

(Euro in thousands)	Super Group	Betway	Spin	Head Office
For the six months ended June 30, 2021
Revenue	667,010	342,999	324,511	—
Direct and marketing expenses	(443,065)	(237,227)	(180,057)	(25,781)
Other operating income	—	—	—	—
General and administrative expenses	(79,060)	(43,704)	(43,689)	8,333
Depreciation and amortization expense	(41,981)	(23,970)	(17,475)	(536)
Profit from operations	102,904	37,598	83,290	(17,984)
Finance income	688	493	177	18
Finance expense	(5,755)	(5,393)	(266)	(96)
Gain on derivative contracts	—	—	—	—
Gain on bargain purchase	10,661	10,047	—	614
Profit before taxation	108,498	42,745	83,201	(17,448)
Income tax expense	(6,011)	(4,539)	(1,350)	(122)
Profit for the period	102,487	38,206	81,851	(17,570)

Revenue

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus Group	Raging River	Yakira Group	Gazelle Group	Spin	Spin Support Companies	Fengari Group
For the six months ended June 30, 2022
Online casino	408,815	119,595	—	103,232	2,583	1,693	12,087	289,220	—	289,220
Sports betting	220,177	219,777	—	109,857	77,722	2,095	30,103	400	—	400
Brand licensing	25,656	25,656	49,189	(11,492)	(5,578)	(203)	(6,260)	—	15,950	(15,950)
Other	647	647	647	—	—	—	—	—	—	—
Total Group revenue	655,295	365,675	49,836	201,597	74,727	3,585	35,930	289,620	15,950	273,670

			Pindus	Raging	Yakira	Gazelle			Pelion	Fengari
(Euro in thousands)	SGHC	Betway	Group	River	Group	Group		Spin	Group	Group
For the six months ended June 30, 2021				Acquired Jan 11
Online casino	445,920	123,635	107,571	—	4,681	11,437		322,285	37,259	285,026
Sports betting	185,174	184,230	112,814	41,204	1,163	29,049		944	—	944
Brand licensing	34,771	34,634	34,634	—	—	—		137	137	—
Other	1,145	—	—	—	—	—		1,145	—	1,145
Total Group revenue	667,010	342,499	254,965	41,204	5,844	40,486		324,511	37,396	287,115

Revenue for SGHC has decreased by €11.7 million or 1.8% to €655.3 million for six months ended June 30, 2022 compared to €667 million for the six months ended June 30, 2021.

Revenue for Betway segment increased by €23.2 million or 6.8% to €365.7 million for the six months ended June 30, 2022, compared with €343.1 million for the six months ended June 30, 2021. This was provided by the growth of revenue in African and Asia-Pacific regions.

As a result of the impact of the COVID-19 pandemic and in particular the wholesale cancellation of sporting events in the earlier months of 2021, which have partially subsided during 2022, the net gaming revenue from sports betting for Betway Group increased by €35.5 million or 16.1% to €220 million for the six months ended June 30, 2022, compared with €184 million for the six months ended June 30, 2021. The increase in revenue is due to the good results with the start of the new football season during the month of August. There was also an increase in margin especially in the African markets. The increase in revenue is also primarily due to the result of increase in marketing strategies focusing on long term brand development with brand spend such as the NFL and NBA sponsorships during the season in the six months ended June 30, 2022.

Casino net gaming revenue for Betway Segment decreased by €4 million or 3.4% to €119.6 million for the six months ended June 30, 2022, compared with €123.6 million for the six months ended June 30, 2021. The slight decrease in casino revenue during the six-month period ended June 30, 2022 is mainly due to significant regulatory changes in key European markets.

Brand licensing income decreased by €9 million or 35% to €25.7 million for the six months ended June 30, 2022, compared with €34.6 million for the six months ended June 30, 2021. This reduction resulted from a renegotiation with external licensees of the brand license agreement with effect from April 1, 2022.

Revenue for Spin segment decreased by €34.9 million or 10.7% for the six months ended June 30, 2022, to €289.6 million compared to €324.5 million for the six months ended June 30, 2021. Spin segment is predominantly a casino business and the decrease in revenue is mainly due to the post-COVID-19 effect and the normalization of lifestyle spend, the impact of the macroeconomics events around the word, and unprecedented inflationary pressures.

The Betway segment (comprising Pindus, Raging River, Yakira and Gazelle) contributed €366 million or 56% of total revenue and the Spin segment (comprising Fengari and Pelion) contributed €290 million or 44% of total revenue of €655 million in the six months ended June 30, 2022.

Direct and Marketing Expenses

(Euro in thousands)	Super Group	Betway	Spin	Other
For the six months ended June 30, 2022
Direct Expenses	289,474	184,574	105,395	(495)
Gaming tax, license costs and other tax	26,320	24,748	1,572	—
Processing & Fraud Costs	100,274	63,458	36,778	38
Royalties	93,440	30,570	62,870	—
Staff related expenses	48,104	38,953	1,705	7,446
Other operational costs	30,863	22,760	2,467	5,636
Costs relating to currency movements and financing expenses	(9,527)	4,085	3	(13,615)
Marketing Expenses	176,943	116,748	60,193	2
Direct and marketing expenses	466,417	301,322	165,588	(493)

	Super Group	Betway	Spin	Other
For the six months ended June 30, 2021
Direct Expenses	267,495	136,365	105,150	25,980
Gaming tax, license costs and other tax	25,034	22,092	2,779	163
Processing & Fraud Costs	85,760	44,318	39,873	1,569
Royalties	107,511	36,511	71,000	—
Staff related expenses	32,913	29,929	209	2,775
Other operational costs	11,902	(1,867)	(7,534)	21,303
Costs relating to currency movements and financing expenses	4,375	5,382	(1,177)	170
Marketing Expenses	175,570	100,862	74,907	(199)
Direct and marketing expenses	443,065	237,227	180,057	25,781

Marketing expenditure in the Betway (Pindus) segment increased by €15.9 million or 15.8% for the six months ended June 30, 2022, to €116.7 million compared with €100.9 million for the six months ended June 30, 2021. This increase is mainly attributable to the execution of our strategy to make investment into the brand in order to counter the increased spend in paid sponsorships.

Marketing expenditure in the Spin segment decreased by €14.7 million or 19.6% for the six months ended June 30, 2022, to €60.2 million compared with €75 million for the six months ended June 30, 2021, which is within the marketing strategy and budget for 2022.

Direct expenditure in the Betway segment increased by €48.2 million or 35.4% in the six months ended June 30, 2022, to €184.6 million compared with €136.4 million for the six months ended June 30, 2021, mainly attributable to increase in cost of revenue such as processing costs, which increased by €19.1 million or 43.2% in the six months ended June 30, 2022, to €63.5 million compared with €44.3 million for the six months ended June 30, 2021, which is in line with the growth in revenue and also the growth in jurisdictions with higher costs associated with foreign exchange costs.

Direct expenses in the Spin segment had a slight increase of €0.2 million or 0.3% for the six months ended June 30, 2022, to €105.4 million compared with €105.2 million for the six months ended June 30, 2021. This is mainly attributable to increase in gaming taxes as a result of an increase of revenue, in jurisdictions with a direct tax impact.

Staff related expenses remained largely flat for the Spin segment as a result of a slowdown on recruitment in the business segment. While Betway overall was also subject to a recruitment slowdown, the reduction in costs is not reflected in the numbers due to the increased headcount in the Betway Licensed entities supporting the growth in those regions as well as Raichu having six months of expenses for the six months ended June 30, 2022, compared to two months in the prior period. The head office also experienced increased costs arising from additional headcount required for new strategic positions being filled since the listing in January 2022.

General and administrative Expenses

	Super Group	Betway	Spin	Other
For the six months ended June 30, 2022
Outsource fees	37,624	14,800	25,038	(2,214)
Technology and infrastructure costs	14,577	10,875	3,540	162
Other administrative costs	20,254	9,787	3,602	6,865
General and administrative expenses	72,455	35,462	32,180	4,813

For the six months ended June 30, 2021
Outsource fees	58,889	23,265	32,994	2,630
Technology and infrastructure costs	7,097	6,075	303	719
Other administrative costs	13,074	14,364	10,392	(11,682)
General and administrative expenses	79,060	43,704	43,689	(8,333)

In the Betway segment, general and administrative expenses decreased by €8.2 million or 18.9% to €35.5 million for the six months ended June 30, 2022, compared to €43.7 million for the six months ended June 30, 2021. Outsource fees decreased by €8.5 million or 36.4% to €14.8 million for the six months ended June 30, 2022, mainly as a result of an increased volume of costs meeting the criteria for capitalization during the period. Technology and infrastructure costs increased by €4.8 million or 79% to €10.9 million for the six months ended June 30, 2022, primarily due as a result of the transition to Azure & other Cloud based solutions, which previously would have been covered by capitalized infrastructure costs, as well costs incurred in the enhancement compliance software and customer experience software.

General and administrative expenses for the Spin segment decreased by €11.5 million or 26.4% to €32.2 million for the six months ended June 30, 2022, compared to €43.7 million for the six months ended June 30, 2021. This decrease is due to the acquisition of Haber Investments (“Haber”), which previously serviced the group as an outsourced service enterprise. Prior to the acquisition these expenses were reflected under outsource fees whilst post acquisition these costs are predominantly reflected as part of staff costs under Direct and Marketing Expenses. This gave rise to the decrease of €8 million or 24.1% to €25 million for the six months ended June 30, 2022, in comparison to €33 million for the six months ended June 30, 2021.

SGHC’s total general and administrative expense for the six months ended June 30, 2022, was €72.5 million.

Depreciation and Amortization

Depreciation and amortization expenditure for Betway saw a decrease of €17 million or 44.6% for the six months ended June 30, 2022, compared with the six months ended June 30, 2021. This was mainly due to Betway’s exclusive license rights having been fully amortized during the fiscal year ended December 31, 2021, as well as the customer databases which was written off based on the diminishing balance method, resulting in a larger write-off during the same period in 2021 as compared to that of 2022. Depreciation and amortization expenditure for Spin decreased by €5.5 million or 6.7% to €16.6 million for the six months ended June 30, 2022, in comparison to €17.5 million for the six months ended June 30, 2021.

Finance Expense

Finance expenditure relates primarily to the Betway Segment, which saw a decrease of €5.2 million or 95.7% to €0.02 million in the six months ended June 30, 2022, compared with €5.4 million for six months ended June 30, 2021, driven by decrease in loans payable.

Income Tax Expense/Benefit

Income tax expense for Betway for the six months ended June 30, 2022, increased by €5.5 million or 120.5% to €10 million, compared with an income tax expense of €4.5 million for the six months ended June 30, 2021, resulting in effective tax rates of 10% and 6%, respectively for the periods.

SGHC total tax expense was €14.6 million for the six months ended June 30, 2022, and an effective tax rate of 10% for the period. The low effective tax rate is mainly due to deferred tax recognized on the business acquisitions and timing differences.

Net Profit

SGHC’s total profit for the six months ended June 30, 2022, was €135.3 million.

Betway’s profit decreased by €27.4 million for the period or 70.5% to €11.4 million for the six months ended June 30, 2022, from a gain of €38.8 million for the six months ended June 30, 2021.

Spin’s profit decreased by €2.5 million for the period or 3.1% to €78.2 million for the six months ended June 30, 2022, compared to €80.7 million for the six months ended June 30, 2021.

On January 27, 2021, as part of the closure of the merger transaction, the Group acquired warrant and earnout liabilities that are revalued at each reporting date with the change in fair value giving rise to a loss or a gain. This revaluation, net of foreign currency movements, increased net profit by €205.5 million for the six months ended June 30, 2022. There was no such expense for the six months ended June 30, 2021.

The Business Combination also resulted in a large share based payment expense reducing net profit by €126.3 million for the six months ended June 30, 2022. There was no such expense for the six months ended June 30, 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	Super Group	Betway	Spin	Head Office Costs
For the year ended December 31, 2021
Revenue	1,320,658	687,752	632,906	—
Direct and marketing expenses	(896,494)	(511,708)	(381,223)	(3,563)
Other operating income	8,042	5,090	587	2,365
General and administrative expenses	(149,859)	(71,550)	(57,678)	(20,631)
Depreciation and amortization expense	(83,560)	(49,528)	(33,107)	(925)
Profit from operations	198,787	60,056	161,485	(22,754)
Finance income	1,312	977	197	138
Finance expense	(6,370)	(5,712)	(514)	(144)
Gain on derivative contracts	15,830	—	15,830	—
Gain on bargain purchase	16,349	11,500	4,849	—
Profit before taxation	225,908	66,821	181,847	(22,760)
Income tax (expense)/benefit	9,970	10,647	(429)	(248)

Profit for the year	235,878	77,468	181,418	(23,008)

(Euro in thousands)	Super Group	Betway	Spin	Head Office Costs
For the year ended December 31, 2020
Revenue	908,019	394,525	513,494	—
Direct and marketing expenses	(612,689)	(310,547)	(302,058)	(84)
General and administrative expenses	(114,538)	(38,984)	(71,082)	(4,472)
Depreciation and amortization expense	(55,407)	(24,602)	(30,804)	(1)
Profit from operations	125,385	20,392	109,550	(4,557)
Finance income	257	129	128	—
Finance expense	(10,991)	(10,275)	(716)	—
Gain on bargain purchase	34,995	17,508	17,487	—
Profit before taxation	149,646	27,754	129,449	(4,557)
Income tax (expense)/benefit	(429)	(2,152)	1,530	193

Profit for the year	149,217	25,602	127,979	(4,364)

Revenue

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus Group	Raging River	Yakira Group	Gazelle Group	Spin	Spin Support Companies	Fengari Group	Pelion Group	Yakira Group
For the year ended December 31, 2021					Acquired Jan 11
Online casino	858,726	228,802	—	198,874	—	5,696	24,232	629,924	—	563,181	64,116	2,627
Sports betting	387,182	385,368	—	204,888	110,775	3,523	66,182	1,814	—	1,814	—	—
Brand licensing	71,052	71,052	63,546	30,319	(7,592)	(499)	(14,722)	—	—	—	—	—
Other	3,698	2,530	2,134	396	—	—	—	1,168	1,168	—	—	—
Total Group revenue	1,320,658	687,752	65,680	434,477	103,183	8,720	75,692	632,906	1,168	564,995	64,116	2,627

For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Online casino	683,404	172,093	—	164,415	—	2,369	5,309	511,311	—	450,940	60,371	—
Sports betting	161,373	161,080	—	141,910	—	666	18,504	293	—	293	—	—
Brand licensing	63,242	61,352	—	63,205	—	(127)	(1,726)	1,890	—	—	1,890	—
Other	—	—	—	—	—	—	—	—	—	—	—	—
Total Group revenue	908,019	394,525	—	369,530	—	2,909	22,087	513,494	—	451,233	62,261	—

1

Brand license revenue is now denoted under Betway support companies as a result of internal restructure whereby Merryvale Limited, the company that licenses the Betway brand was sold from under the Pindus structure to a support structure. This revenue is comparable to brand license revenue under Pindus in 2020. The negative amounts are amounts paid on internal brand license software agreements which eliminates consolidation.

SGHC’s total revenue was €1,321 million for the year ended December 31, 2021, an increase of €412.6 million or 45.4% compared to €908 million for the year ended December 31, 2020, due to the additional revenue contributed by the acquisition of Raging River which contributed to 8.4% of the total revenue, as well as strong organic growth in most markets in both the sportsbook and casino products.

Betway

Revenue for the Betway segment increased by €293.2 million or 74.3% to €687.8 million for the year ended December 31, 2021, compared with €394.5 million for the year ended December 31, 2020. There was a slight increase in Brand Licensing revenue of €9.7 million or 15.8% to €71.1 million for the year ended December 31, 2021, compared with €61.4 million for the year ended December 31, 2020. Brand license fees are a recovery against sponsorship marketing spend, which increased during 2021.

Sports net gaming revenue for the Betway segment increased by €224.3 million or 139.2% to €385.4 million for the year ended December 31, 2021, compared to €161.1 million for the year ended December 31, 2020. The growth into 2021 was largely due to sports being closed at the height of the COVID-19 pandemic and reopened in H2 of 2020. 2020 sports revenues were severely impacted. Sports revenues recovered after sports were reopened in H2 of 2020, giving rise to the higher percentage growth in 2021.

Sports net gaming revenue for Pindus increased by €63.0 million or 44.4% to €204.9 million for the year ended December 31, 2021, compared with €141.9 million for the year ended December 31, 2020. This was mainly due to a full year sporting events calendar for the year ended December 31, 2021 compared to 8 months of sporting activity for the year ended December 31, 2020 due to the global shut down on sports for the months of March, April, May and June. Sports revenue contributes to 47.2% of the Pindus Group’s revenue.

Casino net gaming revenue for Pindus increased by €34.5 million or 21.0% to €198.9 million for the year ended December 31, 2021, compared with €164.4 million for the year ended December 31, 2020. Despite the regulatory changes in Germany, casino revenue grew as a result of the full sports calendar for the year ended December 31, 2021, which had a positive impact on casino acquisition through the cross play from the sports products. Casino net gaming revenue contributes 45.8% of the total Pindus Group’s revenue.

The slow growth in sports revenue during the year ended December 2020 and the reduction in casino revenue were due in part to stricter regulations introduced in the United Kingdom, Sweden and Germany, and also due to the impact of the COVID-19 pandemic, as the cancellation of sporting events in the months of March to June, 2020, led to a general reduction in new customer acquisition for Betway (Pindus) across Betway’s entire product portfolio over that period, together with a significant reduction in sports wagering.

Additional sports net gaming revenue was derived from the acquisition of Yakira and Gazelle on June 30, 2020, adding a further €19.2 million or 11.9% of aggregate sports net gaming revenue in the year ended December 31, 2020, and contributing €69.7 million or 18.0% of aggregate sports net gaming revenue in the year ended December 31, 2021. The increase is due to a full calendar year’s worth of revenue.

Additional casino net gaming revenue was derived from the acquisition Yakira and Gazelle, adding another €29.9 million or 13.1% of aggregate casino net gaming revenue in the year ended December 31, 2021, taking the total to €228.8 million for the year ended December 31, 2021.

Spin

Revenue for the Spin segment increased by €119.4 million or 23.3% to €632.9 million for the year ended December 31, 2021, compared with €513.5 million for the year ended December 31, 2020.

Revenue for Fengari increased by €113.8 million or 25.2% for the year ended December 31, 2021, to €565.0 million compared with €451.2 million for the year ended December 31, 2020. European markets saw a decline due to the closing of Netherlands and changes in regulation for Germany. Casino net gaming revenue in Fengari increased by €112.2 million or 24.9%, resulting in casino net gaming revenue of €563.2 million for the year ended December 31, 2021, compared with €450.9 million, for in the year ended December 31, 2020. The growth in revenue is largely attributable to increased TV campaigns as well as increased purchases and returning customers in regions that locked down for periods of time during the year to December 31, 2021 due to the regional COVID pandemic regulations.

Revenue for Pelion increased marginally by €1.9 million or 3.0% for the year ended December 31, 2021, to €64.1 million compared with €62.3 million for the year ended December 31, 2020. This is mainly due to the fact that the year ended December 31, 2020, comprised of only 8 months of revenue for Pelion following the acquisition of Lanester Investments Limited on May 4, 2020.

The Betway segment (comprising Pindus, Raging River, Yakira and Gazelle) contributed €687.8 million or 52.1% of total revenue and the Spin segment (comprising Fengari, Yakira and Pelion) contributed €632.9 million or 47.9% of total revenue of €1,321 million in the year ended December 31, 2021.

Direct and Marketing Expenses

(Euros in thousands)	Super Group	Betway	Betway Support Companies	Pindus	Raging River acquired Jan 11	Yakira	Gazelle	Spin	Spin Support Companies	Fengari	Pelion	Yakira	Heas Office Costs
For the year ended December 31, 2021
Direct Expenses	425,275	197,048	2,041	137,083	26,090	5,874	25,960	227,904	2,195	212,400	11,690	1,618	323
Gaming tax, license costs and other tax	48,800	43,517	—	19,451	9,496	3,108	11,462	5,106	1	20,267	(16,255)	1,093	177
Processing & Fraud Costs	173,619	93,913	2,041	67,763	11,666	975	11,468	79,561	2,194	68,943	8,277	146	146
Royalties	202,856	59,618	—	49,869	4,928	1,791	3,030	143,237	—	123,190	19,668	379	—
Operational costs	120,935	110,538	19,241	72,636	10,311	1,941	6,409	7,160	2,845	2,616	1,654	46	3,237
Staff related expenses	79,885	73,814	19,729	44,176	6,791	1,128	1,990	3,288	2,309	473	483	23	2,784
Other operational costs	36,126	31,217	577	24,310	3,550	388	2,392	3,808	780	1,795	1,195	39	1,100
Costs relating to currency movements and financing expenses	4,924	5,507	(1,065)	4,150	(30)	425	2,027	64	(244)	348	(24)	(16)	(647)
Marketing Expenses	350,284	204,122	25,003	133,029	22,378	3,921	19,791	146,158	—	136,525	9,257	376	4
Direct and marketing expenses	896,494	511,708	46,285	342,748	58,779	11,736	52,160	381,222	5,040	351,541	22,601	2,040	3,564

For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Direct Expenses	297,927	113,377	—	104,036	—	1,529	7,812	184,550	—	164,496	20,054	—	3,184
Gaming tax, license costs and other tax	33,969	28,375	—	24,816	—	874	2,685	5,594	—	4,671	923	—	—
Processing & Fraud Costs	99,323	1,832	—	39,091	—	230	2,511	57,491	—	50,813	6,678	—	—
Royalties	164,635	43,170	—	40,129	—	425	2,616	121,465	—	109,012	12,453	—	—
Operational costs	67,895	58,999	—	57,566	—	488	945	5,713	—	4,816	897	—	3,184
Staff related expenses	47,158	46,793	—	46,239	—	173	381	327	—	327	—	—	38
Other operational costs	19,141	16,266	—	15,871	—	140	255	(270)	—	(513)	243	—	3,145
Costs relating to currency movements and financing expenses	1,596	(4,060)	—	(4,544)	—	175	309	5,656	—	5,002	654	—	(0)
Marketing Expenses	246,867	138,172	—	132,886	—	1,033	4,253	108,695	—	98,671	10,024	—	—
Direct and marketing expenses	612,689	310,548	—	294,488	—	3,050	13,010	298,958	—	267,983	30,975	—	3,184

SGHC’s total marketing expenditure increased by €103.4 million or 41.9% for the year ended December 31, 2021, to €350.3 million compared with €246.9 million for the year ended December 31, 2020.

The overall marketing expenditure to Net Gaming Revenue ratio for the years ended December 31, 2021 and 2020 was 26.5% and 27.2%, respectively.

For the overall cost base of SGHC, direct expenses which is a variable cost, and which varies due to the increase or decrease of revenue forms 47.4% of the total direct and marketing expenses during the year ended December 31, 2021 and formed 59.7% of the total direct and marketing expenses during the year ended December 31, 2020. The percentage reduction is mainly due to some tax relief in certain countries as a COVID-19 measure.

Operational costs were 13.5% of the direct and marketing expenses base during the year ended December 31, 2021, and 11.1% during the year ended December 31, 2020. The increase was mainly due to the impact of certain currency movements as well as additional resourcing around the listing and regulatory requirements.

Betway

Marketing expenditure in the Betway segment increased by €66.0 million or 47.7% for the year ended December 31, 2021, to €204.1 million compared with €138.2 million for the year ended December 31, 2020. This was attributable to both the normalization of the sporting events around the world during 2021 following the global cancellations of major sporting leagues and events due to COVID-19 lockdowns during the year ended December 31, 2020, and a full year of costs for Yakira and Gazelle for the year ended December 31, 2021 versus 3 months in the prior year. In addition, the costs associated with Raging River, which was acquired during January 2021, contributing 11.0% of Betway segment marketing spend for the year ended December 31, 2021, were not included in the 2020 financial year.

Direct expenditure in the Betway segment increased by €83.7 million or 73.8% in the year ended December 31, 2021, to €197.1 million compared with €113.4 million for the year ended December 31, 2020, attributable to the impact of the increase in revenue on:

•

gaming tax and license costs, which is typically directly related to revenue increased by €15.1 million or 53.4% to €43.5 million for the year ended December 31, 2021, compared to €28.4 million for the year ended December 31, 2020;

•

processing and fraud costs increased by €52.1 million or 124.5% to €93.9 million for the year ended December 31, 2021, compared to €41.8 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;

•

royalty costs, which are directly linked to casino revenue increased by €16.4 million or 38.1% to €59.6 million for the year ended December 31, 2021, compared to €43.2 million for the year ended December 31, 2020; and

•

the increase due to the acquisition of Yakira and Gazelle, which only contributed 3 months of expenses during 2020 but was part of the Betway Segment for the full year ended December 31, 2021. Direct expenses also increased due to the acquisition of Raging River which contributed to 13.2% of direct expenses for the year ended December 31, 2021.

Operational costs in the Betway segment increased by €51.5 million or 87.4% in the year ended December 31, 2021, to €110.5 million compared with €59 million for the year ended December 31, 2020, attributable to the following:

•

Staff related expenses increased largely because of increased staff employed in the areas of responsible gaming, AML and compliance in line with the Company’s goals and strategies, resulting in an increase of €27.0 million or 57.7% to €73.8 million for the year ended December 31, 2021.

•	Other operational costs increased primarily as a result of increased sportsfeed costs for a full year, due to increased sports revenues.

Spin

Marketing expenditure in the Spin segment increased by €37.5 million or 34.5% for the year ended December 31, 2021, to €146.2 million compared with €108.7 million for the year ended December 31, 2020, due to the increase in affiliate marketing spend calculated on a revenue share basis which is directly related to the increase in Spin Segment revenue, as well as increased TV marketing campaigns.

Direct expenses in the Spin segment increased by €37.6 million or 18.8% for the year ended December 31, 2021, to €227.9 million compared with €190.3 million for the year ended December 31, 2020. This is mainly attributable to the following:

•

inclusion of a full year of costs for Pelion, which from the table looks to have decreased, this is due to an internal restructure where Digimedia was sold from Pelion to Fengari with a transfer of provisions;

•

processing and fraud costs increased by €22.1 million or 38.3% to €79.6 million for the year ended December 31, 2021, compared to €57.5 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;

•

royalty costs, which are directly linked to casino revenue increased by €21.8 million or 17.9% to €143.2 million for the year ended December 31, 2021, compared to €121.5 million for the year ended December 31, 2020; and

•	some head office costs which were previously provided from outside the Super Group for the year ended December 31, 2021.

General and Administrative Expenses

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus Group	Raging River	Yakira Group	Gazelle Group	Spin	Spin Support Companies	Fengari Group	Pelion Group	Yakira Group	Other
For the year ended December 31, 2021					Acquired Jan 11
Outsource Costs	88,859	38,860	-21,804	40,135	8,313	2,195	9,841	50,180	-23,940	64,463	10,062	-405	-1
Technical/ Infrastructure Expenses	20,199	15,510	1,491	12,916	585	122	396	3,077	179	2,124	769	5	1,612
Other administrative costs	40,801	17,360	1,203	9,936	1,322	1,089	3,810	4,421	63	2,909	1,217	232	19,020
General and administrative expenses	149,859	71,550	19,110	62,987	10,220	3,406	14.047	57,678	-23,698	69,496	12,048	-168	20,631

For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Outsource Costs	86,506	19,128	—	16,501	—	1,359	1,268	67,378	—	8,353	59,025	—	0
Technical/ Infrastructure Expenses	9,173	8,638	—	8,558	—	19	61	535	—	198	336	—	1
Other administrative costs	18,859	11,218	—	10,834	—	-260	644	7,641	—	451	2,719	—	4,471
General and administrative expenses	114,538	38,984	—	35,893	—	1,118	1,973	75,554	—	9,002	62,080	—	4,472

1

Outsource costs: the support companies show income derived primarily from internal contracts between operating entities for the provision of providing outsourcing functions and is eliminated on consolidation, however due to not all entities being included in the Group for the full year, there are still amounts that have not eliminated in the current period.

SGHC’s general and administrative expenses increased by €35.3 million or 30.8% for the year ended December 31, 2021, to €149.9 million compared with €114.5 million for the year ended December 31, 2020.

Betway

In the Betway (Pindus, Yakira, Gazelle and Raging River) segment, general and administrative expenditure saw an increase of €32.6 million or 83.5% for the year ended December 31, 2021, to €71.6 million compared with €39 million for the year ended December 31, 2020. Outsource fees increased by €20 million or 102.2% to €38.7 million for the year ended December 31, 2021, partly due to the acquisition of Raging River on January 12, 2021 which added 21.5% to the overall outsource costs value for 2021. It is also due to the fact that both Yakira and Gazelle had 12 months of fees included in the year ended December 31, 2021 in comparison to the 3 months during the year ended December 31, 2020.

Technology and infrastructure costs increased by €6.9 million or 79.5% to €15.5 million for the year ended December 31, 2021, primarily due to:

•	the cost of provisioning technology for enabling all staff to work from home due to the COVID-19 pandemic; and

•	the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.

Spin

In the Spin segment general and administrative expenses decreased by €17.9 million or 23.7% to €57.7 million for the year ended December 31, 2021 compared to €75.6 million for in the year ended December 31, 2020. This decrease is mainly due to the acquisition of the outsourcing companies which provide support and back-office services to entities generating the net gaming revenue. The internal contract creates an outsource fee income, which prior to the acquisitions, was not included in the general and administrative expenses. The Spin segment’s technology and infrastructure costs increased by €2.5 million or 475.1% to €3.1 million for the year ended December 31, 2021 compared to €0.5 million for the year ended December 31, 2021. This is also due to increased strategies to enhance the efficiencies and security around the work-force.

Depreciation and Amortization

Depreciation and amortization expenditure increased by €28.2 million or 50.9% to €83.6 million for the year ended December 31, 2021, compared to €55.4 million the year ended December 31, 2020. This was mainly due to an increase in the amortization of intangible assets such the amortization on the marketing analytical know how and acquired technology as well as an increase in capitalized internally developed software intended for the automation of responsible gaming and anti-money laundering components of customer-facing websites and apps.

Betway

Depreciation and amortization expenditure for Betway segment increased by €24.9 million or 101.3% to €49.5 million for the year ending December 31, 2021, in comparison to €24.6 million for the year ended December 31, 2020. This increase is mainly due to the increase in the amortization of the intangible assets due to the 2020 acquisitions.

Spin

Depreciation and amortization expenditure for Spin segment increased by €2.3 million or 7.5% to €33.1 million for the year ending December 31, 2021, in comparison to €30.8 million for the year ended December 31, 2020. The primary reason for the increase is as a result of increased internally developed assets during 2021.

Finance Expense

Finance expenditure relates primarily to the Betway Segment, which saw a decrease of €4.6 million or 44.4% to €5.7 million in the year ended December 31, 2021, compared with €10.3 million for the year ending December 31, 2020, driven by the novation of a loan facility with Bellerive Global Services Limited on June 30, 2021.

Income Tax Expense/Benefit

Income tax expense/benefit primarily relates to Betway, which moved into a tax benefit position for the year ended December 31, 2021 of €10.6 million, due to the recognition of the deferred tax assets recognized on assessed losses amounting to €26.9 million, offset by the additional tax expenses of €10.6 million with the acquisition of Raging River.

Net Profit

SGHC’s total profit for the year ending December 31, 2021, was €235.9 million and €149.2 million for the year ending December 31, 2020 which was an increase of €86.7 million or 58.1%. This not only relates to increased revenues, but also a gain on bargain purchases for the new acquisitions in 2021, as well as gains on derivative contracts.

Betway segment’s profit increased by €51.9 million for the year or 202.6% to €77.5 million for the year ending December 31, 2021, from €25.6 million for the year ended December 31, 2020.

Spin segment’s profit increased by €53.6 million for the year or 41.9% to €181.6 million for the year ending December 31, 2021, from €128.0 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	For the year ended December 31, 2020							For the year ended December 31, 2019
		Spin		Betway Licensed			Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	SGHC (Head Office)	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	Period from May 4, 2020 through December 31, 2020	For the year ended December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from July 6, 2020 through December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	Period from August 1, 2019 through December 31, 2019
Revenue	908,019	60,958	452,536	2,908	22,087	—	369,531	476,040	346,016	130,025
Direct and marketing expenses	(612,689)	(30,975)	(271,083)	(3,051)	(13,011)	(84)	(294,486)	(430,984)	(346,959)	(84,025)
General and administrative expenses	(114,538)	(9,003)	(62,079)	(1,117)	(1,974)	(4,472)	(35,893)	(69,967)	(45,782)	(24,184)
Depreciation and amortization expense	(55,407)	(6,576)	(24,228)	(319)	(3,532)	(1)	(20,751)	(30,460)	(19,772)	(10,689)
Profit/(loss) from operations	125,385	14,404	95,146	(1,580)	3,570	(4,556)	18,401	(55,371)	(66,497)	11,127
Finance income	257	10	119	1	92	—	36	158	44	114
Finance expense	(10,991)	(637)	(80)	(17)	(70)	(0)	(10,188)	(7,735)	(7,733)	(2)
Gain on bargain purchase	34,995	17,487	—	—	17,507	—	—	45,331	—	45,331
Profit/(loss) before taxation	149,646	31,265	95,185	(1,595)	21,098	(4,556)	8,249	(17,617)	(74,186)	56,571
Income tax expense	(429)	962	568	48	(1,561)	193	(639)	(333)	(767)	434
Profit/(loss) for the year	149,217	32,227	95,754	(1,547)	19,537	(4,363)	7,610	(17,950)	(74,953)	57,004
Revenue
(Euro in thousands)			Spin		Betway Licensed		Betway		Betway	Spin
		SGHC	Pelion	Fengari	Yakira	Gazelle	Pindus	SGHC	Pindus	Fengari
		For the year ended December 31, 2020	May 4 through to December 31, 2020	For the year ended December 31, 2020	October 1, through to December 31, 2020	October 1 through to December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	August 1 through to December 31, 2019
Online casino		683,404	59,069	452,242	2,369	5,309	164,415	296,287	166,894	129,393
Sports betting		161,373	—	293	666	18,503	141,910	137,036	136,405	631

Net Gaming Revenue		844,777	59,069	452,535	3,035	23,812	306,325	433,323	303,299	130,024
Brand licensing		63,242	1,890	—	(127)	(1,726)	63,205	42,717	42,717	—

Revenue		908,019	60,958	452,535	2,908	22,087	369,530	476,040	346,016	130,024

Revenue for Pindus increased by €23.5 million or 7% to €369.5 million for the year ended December 31, 2020, compared with €346.0 million for the year ended December 31, 2019. The majority of this increase was provided by growth in Other Revenue (comprising of brand license fee income), which increased as a result of contractual fee renegotiation by €20.5 million or 48% to €63.2 million for the year ended December 31, 2020, compared with €42.7 million for the year ended December 31, 2019.

Primarily as a result of the impact of the COVID-19 pandemic and in particular the wholesale cancellation of sporting events in the months of March, April, May and June, 2020, net gaming revenue for Pindus increased by only €3 million or 1% to €306.3 million for the year ended December 31, 2020, compared with €303.3 million for the year ended December 31, 2019. This was also due to the reductions in Bonus, Comps and Incentives awarded to customers for the year ended December 31, 2020.

Sports net gaming revenue for Pindus increased by only €5.5 million or 4% to €141.9 million for the year ended December 31, 2020, compared with €137 million for the year ended December 31, 2019. Casino net gaming revenue for Pindus decreased by only €2.5 million or 1.5% to €164.4 million for the year ended December 31, 2020, compared with €166.9 million for the year ended December 31, 2019. The slow growth in sports revenue and the reduction in casino revenue were due in part to stricter regulations introduced in the United Kingdom, Sweden and Germany, and also due to the impact of the COVID-19 pandemic, as the cancellation of sporting events in the months of March to June, 2020, led to a general reduction in new customer acquisition for Betway (Pindus) across Betway’s entire product portfolio over that period, together with a significant reduction in sports wagering.

Revenue for Fengari increased by €322.5 million or 248% for the year ended December 31, 2020, to €452.5 million compared with €130.0 million for the year ended December 31, 2019. This is due in part to the fact that the year ended December 31, 2019, comprised of only five months of revenue for Fengari following the acquisition of Fengari on July 31, 2019. Casino net gaming revenue in Fengari increased by €322.5 million or 248%, due in part to the inclusion of 12 months in this period resulting in casino net gaming revenue of €452.5 million for the year ended December 31, 2020, compared with €130 million, being only five months of revenue accounted for in the year ended December 31, 2019.

Additional casino net gaming revenue was derived from the acquisition of Pelion, Yakira and Gazelle, adding another €86 million or 9.46% of aggregate casino net gaming revenue in the year ended December 31, 2020, taking the total to €844.8 million for the year ended December 31, 2020.

Additional sports net gaming revenue was derived from the acquisition of Yakira and Gazelle, adding a further €19.0 million or 11.9% of aggregate sports net gaming revenue in the year ended December 31, 2020, taking the total to €161.3 million for the year ended December 31, 2020.

SGHC’s total revenue was €908.0 million for the year ended December 31, 2020, an increase of €432.0 million or 91% compared with the year ended December 31, 2019, mainly due to the additional revenue contributed by the acquisition of Fengari on July 31, 2019 (which therefore contributed 12 months of revenue totaling €452.5 million in the year ended December 31, 2020, an increase of €322.5 million compared with the five month period included in the year ended December 31, 2019); the additional revenue contributed by the acquisition of Pelion on May 4, 2020 (€61.0 million, or 7% of the total); and the additional revenue contributed by the acquisition of Gazelle and Yakira on June 30, 2020 (€25.0 million or 3% of the total).

Other Revenue (comprising of brand license fee income) increased as a result of contractual fee renegotiation by €20.5 million or 48% to €63.2 million for the year ended December 31, 2020, compared with €42.7 million for the year December 31, 2019.

(Euro in thousands)	For the year ended December 31, 2020				For the year ended December 31, 2019
	SGHC	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Online casino	683,404	511,311	7,678	164,415	296,287	166,894	129,393
Sports betting	161,373	293	19,170	141,910	137,036	136,405	631
Net Gaming Revenue	844,777	511,604	26,848	306,325	433,323	303,299	130,024
Brand licensing	63,242	1,890	(1,853)	63,205	42,717	42,717	—

Revenue	908,019	513,494	24,995	369,530	476,040	346,016	130,024

The Betway segment (comprising Pindus, Yakira and Gazelle) contributed €394.5 million or 43% of total revenue and the Spin segment (comprising Fengari and Pelion) contributed €513.5 million or 57% of total revenue of €908.0 million in the year ended December 31, 2020.

(2)	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
(3)	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.

Direct and Marketing Expenses

(Euro in thousands)	For the year ended December 31, 2020					For the year ended December 31, 2019
	SGHC	Other	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Direct Expenses	365,823	84	193,363	10,775	161,601	236,634	182,088	54,546
Gaming tax, license costs and other tax	33,969	—	5,593	3,560	24,816	44,087	42,027	2,061
Processing & Fraud Costs	99,322	—	57,491	2,741	39,091	51,709	33,958	17,751
Royalties	164,636	—	121,466	3,041	40,129	70,900	37,961	32,939
Staff related expenses	47,158	38	327	554	46,239	43,007	42,861	146
Other operational costs	19,142	45	2,830	395	15,871	20,566	19,685	880
Financing Expenses	4,994	1	4,214	995	(215)	1,357	610	747
Costs relating to currency movements	(3,399)	—	1,442	(511)	(4,330)	5,009	4,986	24
Marketing Expenses	246,867	—	108,695	5,286	132,886	194,350	164,871	29,479

Direct and marketing expenses	612,689	84	302,058	16,061	294,486	430,984	346,959	84,025

Marketing expenditure in the Betway (Pindus) segment decreased by €32.0 million or 19% for the year ended December 31, 2020, to €132.9 million compared with €164.9 million for the year ended December 31, 2019, mainly attributable to the cancellation of major sporting leagues and events due to COVID-19 lockdowns around the world.

Direct expenditure in the Betway segment decreased by €20.5 million or 11% in the year ended December 31, 2020, to €161.6 million compared with €182.1 million for the year ended December 31, 2019, mainly attributable to the impact of the decrease in revenue on gaming tax and license costs, which is typically directly related to revenue and which reduced by €17.2 million or 41% to €24.8 million for the year ended December 31, 2020, compared to

€42.0 million for the year ended December 31, 2019. Staff related expenses increased largely as a result of increased staff employed in the areas of responsible gaming, AML and compliance in line with the Company’s goals and strategies, resulting in an increase of €3.4 million or 8% to €46.2 million for the year ended December 31, 2020. This was offset by a decrease in other operational costs due to COVID-19 lockdowns, resulting in a net reduction of €3.8 million or 19% to €15.9 million for the year ended December 31, 2020.

Direct expenses in the Spin segment increased by €138.8 million or 255% for the year ended December 31, 2020, to €193.4 million compared with €54.5 million for the year ended December 31, 2019. This is mainly attributable to the inclusion of a full year of costs for Fengari for the year ended December 31, 2020 (€172.4 million) compared with only a five-month period for Fengari for the year ended December 31, 2019 (€54.5 million), and also as a result of the acquisition of Pelion which added a further €21.0 million for year ending December 31, 2020.

The acquisitions of Yakira and Gazelle added €16.1 million or 3% of total to SGHC’s direct and marketing expenses for the year ending December 31, 2020, contributing to total SGHC direct and marketing expenses increasing by €181.2 million or 42% to a total of €612.7 million for the year ending December 31, 2020.

General and Administrative Expenses

(Euro in thousands)	For the year ended December 31, 2020					For the year ended December 31, 2019
	SGHC	Other	Spin	Licensed	Betway	SGHC	Betway	Spin
Outsource fees	86,506	—	67,378	2,627	16,501	52,491	29,668	22,823
Technology and infrastructure costs	9,172	1	534	79	8,558	5,785	5,681	103
Other administrative costs	18,860	4,471	3,170	384	10,834	11,691	10,432	1,258

General and administrative expenses	114,538	4,472	71,082	3,091	35,893	69,967	45,782	24,184

In the Betway (Pindus) segment, general and administrative expenditure saw a decline of €9.9 million or 22% for the year ended December 31, 2020, to €35.9 million compared with €45.8 million for the year ended December 31, 2019. Outsource fees reduced by €13.2 million or 44% to €16.5 million for the year ended December 31, 2020, owing to the effects of the global COVID-19 pandemic, in particular the widespread cancellation of sporting events around the globe during March to June, 2020. Technology and infrastructure costs increased by €2.9 million or 51% to €8.6 million for the year ended December 31, 2020, primarily due to the cost of provisioning technology for enabling all staff to work from home. General and administrative expenses for the Spin segment increased by €46.9 million or 194% to €71.1 million mainly due to Fengari’s general and administrative expenses for a full year of €62.0 million for the year ended December 31, 2020, compared to €24.2 million for the five month period accounted for in the year ended December 31, 2019. This increase is also due to the acquisition of Pelion on May 4, 2020, which increased general and administrative expenses by a further €9.0 million for the year ended December 31, 2020.

The acquisition of Yakira and Gazelle contributed €3.1 million to general and administrative expenses for the Betway Licensed segment. SGHC’s total general and administrative expense for the year ended December 31, 2020, was €114.5 million.

Depreciation and Amortization

Depreciation and amortization expenditure for Pindus saw a minor increase of €0.98 million or 5% for the year ended December 31, 2020, compared with the year ended December 31, 2019. This was mainly due to an increase in capitalized internally developed software intended for the automation of responsible gaming and anti-

money laundering components of customer-facing websites and apps. Depreciation and amortization expenditure for Fengari increased by €13.5 million or 127% to €24.2 million for the year ending December 31, 2020, in comparison to €10.7 million for the year ended December 31, 2019. This is mainly due to the year ending December 31, 2019, only comprising five months of depreciation and amortization for Fengari.

The acquisition of the other Betway entities (Yakira and Gazelle) contributed €3.9 million while Pelion (acquired into the Spin segment) contributed a further €6.6 million to SGHC’s total depreciation and amortization expenses of €55.4 million for the year ended December 31, 2020.

Finance Expense (Income)

Finance expenditure net of finance income for Pindus saw an increase of €2.5 million or 32% to €10.2 million in the year ended December 31, 2020, compared with €7.7 million for the year ending December 31, 2019, driven by an increase in a loan facility with Bellerive Global Services Limited.

Income Tax Expense

Income tax expense for Pindus for the year ended December 31, 2020, decreased by €0.13 million or 17% to €0.64 million, compared with an income tax expense of €0.77 million for the year ended December 31, 2019, resulting in effective tax rates of 7.8% and (1.0)%, respectively for the periods.

SGHC accrued additional tax expenses of €0.55 million with the acquisition of Pelion, Gazelle and Yakira, resulting in a total tax expense of €0.43 million for the year ended December 31, 2020, and an effective tax rate of 0.3% for the year. The low effective tax rate is mainly due to deferred tax recognized on the business acquisitions and timing differences.

Net Profit

SGHC’s total profit for the year ending December 31, 2020, was €149.2 million.

Pindus’s profit increased by €82.6 million for the year or (110)% to €7.6 million for the year ending December 31, 2020, from a loss of €75.0 million for the year ended December 31, 2019. Acquisition of Pelion, Gazelle and Yakira contributed €50.2 million or 34% of total for the year ending December 31, 2020.

Non-GAAP Financial Information

EBITDA

This prospectus includes EBITDA, which is a non-GAAP company-specific performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, finance income, finance expense and tax expense/benefit.

Adjusted EBITDA

This prospectus includes Adjusted EBITDA which is a non-GAAP company-specific performance measure that Super Group uses to supplement the Company’s results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA before gain on bargain purchase, gain on derivative contract, and transaction costs related to the SPAC transaction. SGHC believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance as it is similar to measures reported by the Company’s public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. SGHC compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net profit to Adjusted EBITDA below and not rely on any single financial measure to evaluate SGHC’s business.

The table below presents SGHC’s (unaudited) Adjusted EBITDA reconciled to SGHC’s profit /(loss), the closest IFRS measure, for the periods indicated:

(Euro in thousands)	Six months ended June 30, 2022	Six months ended June 30, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Profit/(loss) for the period	135,337	102,487	235,878	149,217	(17,950)
Income tax expense	14,582	6,011	(9,970)	429	333
Finance income	(665)	(688)	(1,312)	(257)	(158)
Finance expense	663	5,755	6,370	10,991	7,735
Depreciation and amortization expense	31,169	41,981	83,560	55,407	30,460

EBITDA	181,086	155,546	314,526	215,787	20,420
Transaction fees	21, 611	—	7,107	—	—
Gain on derivative contracts	(1,712)	—	(15,830)	—	—
Share based payment expense	126,252	—	—	—	—
Foreign exchange loss on revaluation of warrants and earnouts	24,029	—	—	—	—
Change in fair value of warrant liability	(34,614)	—	—	—	—
Change in fair value of earnout liability	(194,936)	—	—	—	—
RSU expense	3,376	—	—	—	—
Gain on bargain purchase	—	(10,661)	(16,349)	(34,995)	(45,331)

Adjusted EBITDA	125,092	144,885	289,454	180,792	(24,911)

Net Gaming Revenue

Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable.

NGR is an internal measure used by the Company as an indicator of the Company’s overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of the Company’s NGR directly affects the Company’s revenue generated from its online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.

Liquidity and Capital Resources

SGHC measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. SGHC’s current working capital needs relate mainly to the monthly cashflow requirements of the Company’s direct and marketing expenses and general and administrative expenses. SGHC’s ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

SGHC had €220.0 million in cash and cash equivalents as of June 30, 2022. These cash balances do not give effect to any potential cash that we may receive upon the cash exercise of our outstanding warrants. However, the cash proceeds associated with the exercise of warrants are dependent on the price of our ordinary shares. If the warrants are out of the money, the warrant holders are not likely to exercise their warrants.

SGHC cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. SGHC may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. SGHC believes that its cash and cash equivalents will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months.

To the extent that its current resources are insufficient to satisfy its cash requirements, SGHC may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, SGHC may be forced to decrease its level of investment in new market launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Cash Flows

The following table summarizes SGHC’s cash flows for the periods indicated.

	For the period ended June 30, 2022	For the period ended June 30, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
(Euro in thousands)
Net cash provided by operating activities	32,615	130,140	209,853	151,325	3,591
Net cash provided by (used in) investing activities	(42,233)	32,207	(18,160)	(5,838)	49,637
Net cash provided by financing activities	(72,715)	(28,836)	(39,763)	(81,088)	(7,889)

Total cash movement for the period	(82,333)	133,511	151,930	64,399	45,339

Cash and cash equivalents at end of the period	220,020	271,826	293,798	138,540	74,365

Operating Activities

Net cash generated by operating activities was €32.6 million for the six months ended June 30, 2022, a decrease of €97.5 million compared with net cash generated by operating activities in the amount of €130.1 million for the six months ended June 30, 2021. The fall in cash generated by operating activities for the six months ended June 30, 2022 was mainly driven by a fall in cash profits (being net profit adjusted for non-cash items) of €44.5 million cash generated by operating activities was further negatively impacted as a result of cash used in the payment of trade and payables of €46.0 million, increased restricted cash of €7.6 million, and increased payments for dividend and corporate taxes of €19.3 million offset by settlements from external debtors of €12.8 million.

Cash generated by operating activities for the year ended December 31, 2020 included 12 months for Pindus and Fengari, three months for Yakira and Gazelle, and nine and half months for Pelion, compared with 12 months for all entities as well as the acquisition of Raging River and the Support Companies in the year ended December 31, 2021. Both years ended December 31, 2020 and 2021 were also impacted by multiple acquisitions partially offset by higher costs.

Net cash generated by operating activities was €32.6 million for the six months ended June 30, 2022, a decrease of €97.5 million compared with net cash generated by operating activities in the amount of €130.1 million for the six months ended June 30, 2021.

Net cash generated by operating activities was €151.3 million for the year ended December 31, 2020, and was €209.4 million for the year ended December 31, 2021, an increase of €58.1 million. For the year ended December 31, 2021, the increase in cash was mainly driven by the increase in consolidated profit for the year from €149.2 million for the year ended December 31, 2020, to a profit of €235.9 million for the year ended December 31, 2021.

Cash generated by operating activities improved as a result of the higher profitability, however was negatively impacted by a decrease in cash receipts from trade and other receivables of €19.2 million, driven by the increase in outstanding processing receivables which is driven by the increase in profitability as at year ended December 31, 2021 as well as an increase in the outstanding receivable for the brand licenses fees and outstanding recovery of the sponsorship and brand costs from license partners. Further impact of cash under operating activities was the decrease in trade and other payable of €37.0 million driven by the impact of acquisitions throughout the year.

Cash generated by operating activities for the year ended December 31, 2019, included 12 months for Pindus and five months for Fengari, compared with 12 months for both entities in the year ended December 31, 2020. The year ended December 31, 2020 was also impacted by multiple acquisitions partially offset by higher costs.

Net cash generated by operating activities was €151.3 million for the year ended December 31, 2020, an increase of €147.4 million compared with net cash used in operating activities in the amount of €3.5 million for the year ended December 31, 2019.

For the year ended December 31, 2020, this was mainly driven by the increase in consolidated profit for the year from a loss of €18.0 million for the year ended December 31, 2019, to a profit of €149.2 million for the year ended December 31, 2020. Further increases in cash for the year ended December 31, 2020, arose an increase in interest on loans of €11.0 million and amortization of intangible assets in the amount of €51.2 million.

Cash generated by operating activities was negatively impacted as a result of cash used in operating activities due to changes in working capital including the movement in provision of €13.7 million (mainly due to reductions in marketing spend) as well as an increase in the payment of trade and receivables of €31 million, driven by the increase in outstanding processing receivables which is driven by the increase in profitability as at year ended December 31, 2020.

Investing Activities

Net cash used in investing activities amounted to €42.2 million for the six months ended June 30, 2022, compared with net cash generated by investing activities in the amount of €32.2 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, this was primarily driven by the increase in acquisition of intangible assets in the amount of €12.8 million and increase in restricted cash guarantee cash in the amount of €41.4 million, offset by net loan settlement of loans of €14.7 million.

Net cash used in investing activities amounted to €18.2 million for the year ended December 31, 2021, compared with net cash used by investing activities in the amount of €5.8 million for the year ended December 31,

2020. For the year ended December 31, 2021, this was primarily driven by receipts from loans of €37.2 million from Bellerive and the acquisitions during 2021 increased the cash by €19.8 million where the cash acquired was more than the cash consideration paid, offset by acquisitions of intangible assets, mainly for the payment of internally developed assets, of €23.6 million, the increase in regulatory deposits of €5.7 million predominantly for the guarantee in Germany, as well as an increase in restricted cash of €40.8 million for the facility provided to DGC to assist with the expansion into the USA markets.

Net cash used in investing activities amounted to €5.8 million for the year ended December 31, 2020, compared with net cash generated by investing activities in the amount of €49.6 million for the year ended December 31, 2019.

For the year ended December 31, 2020, this was primarily driven by cash acquired of €29.8 million through the multiple business combinations, reduced by €23.9 million of surplus funds loaned out and €10.1 million purchase of intangible assets. The increase of €49.6 million for the year ended December 31, 2019, was due mainly to business combinations of €37.2 million and increase in loans receivable of €15.7 million.

Financing Activities

Net cash from financing activities reduced total cash by €72.7 million for the six months ended June 30, 2022, mainly due to cash paid for the repurchase of shares in the amount of €222.3 million, cash settled for the deferred compensation for the Haber Investments Limited acquisition of €13.2 million, offset by €172.1 million received for the issue of shares. This compares with a net cash decrease from financing activities of €28.8 million in the six months ended June 30, 2021, mainly due to €10.7 million for the repurchase of shares and €16.8 million used in the repayment of interest bearing loans and borrowings.

Net cash from financing activities reduced total cash by €39.8 million for the year ended December 31, 2021, mainly due to the cash payment for deferred consideration of €4 million, the repayment of interest-bearing loans of €24.6 million, and a share repurchase of €10.7 million.

Net cash from financing activities reduced total cash by €81.1 million for the year ended December 31, 2020, mainly due to cash payment for deferred consideration of €66.0 million, repayment of interest-bearing loans of €15.8 million, and dividends paid of €10.0 million. This compares with a net cash decrease from financing activities of €7.9 million in the year ended December 31, 2019, mainly due to the cash payment for deferred consideration of €20.3 million and proceeds from interest bearing loans of €14.6 million. Interest-bearing loans are loans held with Bellerive Global Services Limited utilized for further investment into the growth of the Group through brand and other marketing strategies. These loans were converted to equity by a share issue on June 30, 2021.

Critical Accounting Estimates and Judgments

The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Included below are the areas that management believes require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.

Critical Judgements

Internally-generated software development costs

Costs relating to internally-generated software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on our judgment of technological feasibility including the following:

•	the intention to complete the intangible asset;

•	the ability to use the intangible asset;

•	the availability of adequate resources to complete the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset.

In making this judgment, we considered the progress made in each development project and its latest forecasts for each project. Other expenditure not eligible for capitalization is charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the period in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Consolidation of entities where the Group has potential voting rights (control)

On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River Trading (Pty) Ltd (“Raging River”). SGHC exercised the option on April 8, 2021. We considered that SGHC controlled Raging River even though it had no current shareholding or voting rights. SGHC Limited had a call option to purchase 100% of the shares in Raging River exercisable from the date the option was issued. We applied judgment in determining that the option agreement is substantive. In making this judgment we assessed the key factors in IFRS 10 Consolidated Financial Statements and determined that SGHC had the ability to direct the relevant activities of Raging River when decisions about its relevant activities were being made. Therefore, we determined that SGHC controlled Raging River and consolidated the entity from the option date. The same assessment was made concerning Verno regarding the call option over 100% of the shares in Verno, however, when assessing the relevant facts and circumstances, we determined that SGHC does not control Verno as the option is not substantive. Please refer to note 3 to the consolidated financial statements included in this prospectus for the detailed assessments and conclusions on these options.

The Group signed purchase agreements for Haber Investments Limited (“Haber”) and Red Interactive Limited (“Red Interactive”) on April 7, 2021 and April 9, 2021, respectively, under which the Company entered into forward contracts to purchase Haber and Red Interaction in the future. We determined that the forward contracts are not substantive and as a result SGHC did not control either Haber or Red Interactive until the completion of the sale. The sale of Haber and Red Interactive completed on December 1, 2021, at which point the Company also recognized a gain on the associated derivative contracts. Refer to note 4 to the consolidated financial statements included elsewhere in this Prospectus for details regarding the business combination.

The Group entered into purchase agreements for the acquisitions of Digital Gaming Corporation Limited (DGC) and BlueJay Limited (BlueJay) on April 7, 2021 and April 19, 2021, respectively. The purchase agreements were subject to conditions that had not been met at the date of the financial statements included elsewhere in this Prospectus and therefore the transaction could not complete. We assessed the relevant facts and circumstances of these transactions and determined that SGHC does not control either DGC or BlueJay.

Consideration transferred in the acquisition of Raging River

Consideration transferred in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. At the date SGHC entered into the option over Raging River, the present value of the exercise price of the option formed part of the consideration transferred. During the year, we issued additional shares in SGHC and dividends to the previous Raging River shareholders. We applied judgment and determined that the additional shares issued, and the dividends are in substance linked transactions and the fair value of these items will form part of the consideration transferred in exchange for Raging River.

On January 27, 2022 (the “Closing Date”), we closed a denominated business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated April 23, 2021 (the “Business Combination Agreement”), entered into by and between Super Group, Super Group Holding Company Merger Sub, Inc., Sports Entertainment Acquisition Corporation, (hereinafter “SEAC”), and SGHC Limited.

Regarding this transaction we have considered the following main estimations and judgements:

SGHC Limited acquisition

From an accounting perspective, the acquisition SGHC Limited and subsidiaries qualifies as a ‘business combination involving entities or businesses under common control’ which is not in the scope of IFRS 3. IFRS has currently no guidance yet on how to account for these kinds of transactions.

After analyzing all the factors involving the Transaction, and based on main interpretations used by other issuers, we have concluded that Super Group (SGHC) Limited cannot be considered as a separate entity acting in its own right as an acquirer in a business combination (it acts on behalf of the same shareholders of SGHC Limited) and the economic substance of its incorporation and the holding of the shares of SGHC Limited is intended only for a reorganization of the group with the sole purpose to effect the public listing.

Consequently, we have concluded that Super Group recognizes in its interim condensed consolidated financial statements the net assets of SGHC Limited and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) accounting) and will apply this accounting treatment to similar transactions in the future. Refer to note 4 to the unaudited interim condensed consolidated financial statements included in this prospectus for further details.

Acquisition of Sports Entertainment Acquisition Corporation

The acquisition of SEAC is not within the scope of IFRS 3 as SEAC does not meet the definition of a business in accordance with IFRS 3.

Therefore, Super Group has not acquired a business through the transaction but accounted for the SEAC shares in accordance with IFRS 2, Share-based payments. SEAC has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded.

As a result of this Transaction, SEAC shareholders became shareholders of Super Group. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Super Group shares and warrants issued over the fair value of SEAC’s identifiable net assets acquired represents compensation for the service of share exchange listing for its shares and has been expensed as incurred in the statement of profit or loss of Super Group at closing date. Refer to note 4 to the unaudited interim condensed consolidated financial statements included in this prospectus for further details.

Comparative information

There is no approved guidance in IFRS regarding the presentation of comparatives when applying the pooling of interests method for business combinations between entities under common control.

Considering this lack of guidance and IAS 8, we have determined that Super Group restates its comparatives and adjust its current reporting period in the financial statements included elsewhere herein before the date of the transaction as if the recapitalization of SGHC Limited to Super Group has occurred at the start of the earliest period presented.

We have decided to re-present comparatives, as well as re-present the historical audited consolidated financial statements of SGHC Limited included elsewhere herein as if the recapitalization had occurred in the earliest period presented. See Note 24 to the audited consolidated financial statements.

Consequently, Super Group is considered the parent of the SGHC Limited at January 1, 2021, and we have included comparatives for the related periods in the interim condensed consolidated financial statements. From this date, Super Group’s consolidated financial statements will be the continuation of those issued by SGHC Limited, recognizing the incorporation of SEAC as of January 27, 2022. See more detail regarding the values considered in note 4 to the unaudited interim condensed consolidated financial statements included in this prospectus.

Earnout Liability

Earnout Shares were issued by Super Group as part of the consideration transferred in the SEAC merger. According to our assessment, Earnout Shares fall within the scope of IAS 32, Financial Instruments: Presentation. As the arrangement may result in Super Group issuing a variable number of shares in the future, in accordance with IAS 32, the Earnout Shares have been classified as current financial liabilities, refer to note 4 to the unaudited interim condensed consolidated financial statements included in this prospectus for further details.

The fair value of the Earnout liability is arrived at by using appropriate valuation techniques using a Monte Carlo valuation simulation. The key assumptions used in the valuation are disclosed in note 11 to the unaudited interim condensed consolidated financial statements included in this prospectus.

Warrant Liability

Public and Private Warrants originally issued by SEAC to its public shareholders and its sponsors were converted on the closing date of the Business Combination Agreement, into a right to acquire one ordinary share of Super Group on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of SEAC at the time of the Transaction.

According to our assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Treatment of transaction costs

In accordance with IAS 32, we have analyzed the total costs incurred in the Transaction to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expensed through profit or loss.

Some costs have been considered 100% attributable to the issuance of the new shares in exchange for cash, while other costs incurred related to a combination of the issuance of new shares and obtaining the listing. For this latter group of costs, only the part that could be attributed to the issuance of new shares in exchange for cash are deducted from equity, which percentage was determined as the percentage of new shareholdings issued in exchange for cash compared to the total number of outstanding shares after the Transaction.

A total amount of €1.4 million of incremental and directly attributable costs for the issuance of new shares has been deducted from share premium directly. Non-incremental and not directly attributable costs for the issuance of shares in the amount of €21.6 million are expensed in profit or loss.

Key accounting estimates

Income taxes

We operate in a number of international jurisdictions and as such are subject to a range of different income and other tax regimes with differing and potentially complex legislation. This requires us to make judgments on the basis of detailed tax analysis and recognize payables or provisions and disclose contingent liabilities as appropriate.

We evaluate uncertain positions where the tax judgment is subject to interpretation and remains to be agreed with the relevant tax authority. Provisions for uncertain income tax positions are made using judgment of the most likely tax expected to be paid or the expected value, based on a qualitative assessment of all relevant information. In assessing the appropriate provision for uncertain items, we consider progress made in discussions with tax authorities and expert advice on the likely outcome and recent developments in case law, legislation and guidance.

Provisions and Contingencies

Legal and regulatory

Given the nature of the legal and regulatory landscape of the industry, from time to time we receive notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. We have taken advice as to the manner in which we should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 21 to the consolidated financial statements included elsewhere in this prospectus for provisions raised on uncertain legal or regulatory matters.

Provisions and contingencies for indirect gaming taxes

We may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which we have treated as exempt from such taxes. Where we account for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.

The nature of our international operations can give rise to situations where customers can access our websites from jurisdictions where we are not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where we consider that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for our best estimate of the tax payable, unless it cannot be reliably measured. Provisions were raised in 2021 relating to indirect and withholding taxes of €1.9 million (2020: €2.5 million) and those in relation to gaming taxes of €1.5 million (2020: €20.6 million) (see note 21 to the consolidated financial statements included elsewhere in this prospectus). We regularly review the judgments made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to our assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the period in which such determination is made. Further details can be found in notes 21 and 22 to the consolidated financial statements included elsewhere in this prospectus.

Fair value of acquired intangible assets

Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques we make estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 to the consolidated financial statements included elsewhere in this prospectus where the respective acquired balances are included.

Key assumptions made in connection with measurement of intangible assets relating to the acquisitions in the current year include:

•	the discount rates of between 19.0% and 31.0%;

•	the royalty rates of between 1.0% and 2.0%;

•	the estimated useful lives which range from 2.5 to 10 years;

•	the expected annual retention rates of existing customers for each of the next five year split by customer vintage; and

•

estimated cash flows and projected financial information where we consider historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates.

Fair value of consideration transferred

In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, we determine acquisition-date fair value of the consideration transferred. We applied this guidance in the acquisition of Raging River. We estimated the fair value of the shares transferred using the appropriate third-party valuation of the shares and appropriate discount rates for the present value of the exercise price of the option and the dividends paid.

Fair value of debt equity swaps

When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, we measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. We applied this guidance to the novation of loans to its shareholders on June 25, 2021. We determined the number of shares to be issued to extinguish the debt (refer to note 16.1 to the consolidated financial statements included elsewhere in this prospectus) by dividing the value of the debt by the value of a share in the SPAC transaction as per note 24 to the consolidated financial statements included elsewhere in this prospectus.

Impairment of goodwill and other intangible assets

We are required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life assets have suffered any impairment. We are required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined by comparing the carrying amount of the indefinite-lived asset with its recoverable amount. To determine the recoverable amount we perform a valuation analysis based on the Fair Value Less Cost of Disposal (“FVLCD’”) in accordance with IAS 36, ‘Impairment of Assets.’ The use of this method requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on our experience of the business, but actual outcomes may vary. More details including carrying values are included in note 12 to the consolidated financial statements included elsewhere in this prospectus.

Useful lives of intangible assets

We acquired significant intangible assets in connection with the acquisitions completed during the period ended December 31, 2021. We applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.

Provision for expected credit losses

We recognize an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. We measure loss allowances based on various factors such as credit risk characteristics, aging of receivables, and current and forward-looking information based on publicly available information affecting the ability of the debtors to settle the receivables. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a critical estimate.

The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) initially set at US $50 million. We have an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 24 to the consolidated financial statements included in this prospectus. We extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. On May 15, 2022, Standard Bank increased its loan facility with DGC from US $50 million to US $150 million and the repayment date was extended from 18 months to 36 months after the first drawing under the facility. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance. As of the signing date, US $108.0 million of the facility has been drawn down by DGC. From early 2021, DGC went live in 7 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa, Colorado and Virginia, operating under the Betway brand, with sound revenue growth experienced in the early months. We consider the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2.2 – Recent accounting pronouncements, to SGHC’s audited consolidated financial statements included in this prospectus.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for fiscal years 2021, 2020 and 2019 and unaudited interim condensed consolidated financial statements as of the six month period ended June 30, 2022, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. For fiscal years 2020 and 2019 the material weaknesses related to (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place. For fiscal year 2021, including the six-month period ended June 30, 2021, the material weaknesses related to (i) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (ii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions. In addition to the material weaknesses identified in the fiscal year ended December 31, 2021, for the six-month period ended June 30, 2022 we identified an additional material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances. This arose in respect of the classification of corporate tax balances, the current vs. non-current classification of earnout and warrant liabilities, the classification of the foreign exchange losses in relation to the earnout and warrant liabilities and the classification and calculation of the accounting entries in respect of the Restricted Stock Units issued in fiscal year 2022.

We have commenced measures to remediate these material weaknesses, including hiring additional consultants and staff. Management are overseeing the implementation of improved processes and internal controls, building our financial management and reporting infrastructure. We continue to engage with third party specialists, as required, for complex accounting matters.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2022 and we will become subject to the SEC’s auditor attestation requirements. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

SGHC has in the past, and the Company may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. SGHC’s exposure to interest rate and financial instruments risk is not material as of June 30, 2022. See note 11 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

Directors and Executive Officers

The board of directors and executive officers of Super Group are as follows, with their ages as of November 9, 2022:

Name	Age	Position
Neal Menashe	50	Chief Executive Officer and Director
Alinda Van Wyk	47	Chief Financial Officer and Director
Richard Hasson	42	President, Chief Operating Officer and Director
Eric Grubman	64	Director, Chairman
John Collins	60	Director
Robert James Dutnall	71	Director
John Le Poidevin	52	Director
Natara Holloway Branch	47	Director
Jonathan Jossel	38	Director

Neal Menashe has served as Chief Executive Officer and a member of the board of SGHC since its formation and became a member of the Super Group Board prior to completion of the Business Combination. In 2001, Mr. Menashe co-founded Win Technologies, which is now owned by SGHC, and served as the Executive Chairman until October 2020. Mr. Menashe holds a Bachelor of Commerce in Accounting from University of Cape Town and a Bachelor of Accounting Sciences (Honours) from University of South Africa, and qualified as a Chartered Accountant in 1998 after serving articles with Arthur Andersen in Johannesburg, South Africa. Mr. Menashe’s qualifications to serve on the Super Group Board include his two decades of experience within the gaming sector and knowledge of the business of the Company and the industry within which it operates.

Alinda Van Wyk has served as Chief Financial Officer and a member of the board of SGHC since its formation and became a member of the Super Group Board prior to completion of the Business Combination. Ms. Van Wyk joined a predecessor company of Super Group in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director from 2014 to 2020. Ms. Van Wyk holds a Bachelor of Commerce (Honours) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on the Super Group Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.

Richard Hasson has served as President and Chief Operating Officer and a member of the board of SGHC since its formation and became a member of the Super Group Board prior to completion of the Business Combination. Prior to joining SGHC, Mr. Hasson was Commercial Director of Win Technologies, which is now owned by Super Group, where he was instrumental in supporting the expansion of its global footprint. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson’s qualifications to serve on the Super Group Board include his extensive experience and knowledge of the business of Super Group and the industry within which it operates.

Eric Grubman has served as Chairman and Chief Financial Officer of SEAH since October 2020 and became a member of the Super Group Board upon completion of the Business Combination. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. Previously, from May 2004 until July 2018, Mr. Grubman served in various roles with the National Football League (“NFL”), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from September 1999 to April 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on the Super Group Board include his years of executive experience working with professional sports leagues.

John Collins has served as Chief Executive Officer of SEAH since September 2020 and became a member of the Super Group Board upon completion of the Business Combination. Mr. Collins is a seasoned executive in sports, media, entertainment and marketing. Mr. Collins served as the Chief Executive Officer of On Location Experiences from 2015 until January 2020, where he oversaw an expansion from $35 million to $650 million in annual revenues. Prior to his role at On Location Experiences, Mr. Collins served as Chief Operating Officer of the National Hockey League (NHL) from 2008 until 2015, after previously serving as Senior Executive Vice President of Business and Media from 2006 until 2008. Prior to his roles with the NHL, Mr. Collins was President and Chief Executive Officer of the Cleveland Browns NFL team from 2004 until 2006. Earlier in his career, Mr. Collins served in numerous roles at the NFL, including as Senior Vice President of Marketing, Sales and Programming. Mr. Collins earned a bachelor’s degree from the C.W. Post Campus at Long Island University. Mr. Collins qualifications to serve on the Super Group Board include his decades of experience in sports, media, entertainment and marketing.

Robert James Dutnall has served as an advisor to the board of SGHC since 2012 and has been a member of the Super Group Board since its formation. Mr. Dutnall joined the Betway Group in 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall had spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall previously held senior finance and general management positions with a number of leading industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on the Super Group Board include his extensive experience of the gaming and entertainment industry within which Super Group operates.

John Le Poidevin has served as a director of SGHC since November 2020 and has been a member of the Super Group Board since its formation. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London. Since 2013, Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019 and Stride Gaming Plc from 2015 to 2019. Mr. Le Poidevin is currently a non-executive director at a number of companies, including International Public Partnerships Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of whom are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on the Super Group Board include his extensive breadth of experience across the online gaming, leisure and retail sectors in the U.K., European and global markets.

Natara Holloway Branch became a member of the Super Group board in May 2022. Mrs. Holloway Branch served on the board and as the Audit Committee Chair of SEAH prior to its business combination with Super Group. She currently serves on the board and as the Audit Committee Chair of bleuacacia ltd (BLEU). Mrs. Holloway Branch has served in various management positions for the NFL since 2004, most recently serving as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & HS Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the

Controller’s Group at ExxonMobil from June 1998 to February 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Mrs. Holloway Branch’s qualifications to serve on the Super Group board include her extensive experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry.

Jonathan Jossel became a member of the Super Group board in May 2022. Mr. Jossel has served as the Chief Executive Officer of the Plaza Hotel & Casino since 2014, overseeing day-to-day operations as well as undertaking several large-scale renovation projects. Previously, from 2007 to 2014, Mr. Jossel served in management roles with Tamares Group, a real estate firm, overseeing the Tamares real estate portfolio in Las Vegas, Nevada. Mr. Jossel is an active member of the Fremont East Entertainment District board of directors, the Downtown Vegas Alliance, and the Nevada Resort Association. He earned a Business Commerce degree from the University of Birmingham in the United Kingdom. Mr. Jossel’s qualifications to serve on the Super Group Board include his success in rebuilding the Plaza’s brand over the last 15 years.

2021 Equity Incentive Plan

By way of written resolutions passed prior to the Business Combination, the shareholders of the Company considered and approved the 2021 Equity Incentive Plan (the “2021 EIP”). The 2021 EIP was approved on behalf of the Company’s board of directors on December 22, 2021 and shareholder approval was provided by written resolution on December 31, 2021. The 2021 EIP became effective upon the closing of the Business Combination.

The material terms of the 2021 EIP are summarized below.

Eligibility and administration

Our employees and directors, who are also our employees, and employees of our subsidiaries are eligible to receive awards under the 2021 EIP. Our consultants and directors, who are not employees, and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2021 EIP described below. Persons eligible to receive awards under the 2021 EIP (including the Non-Employee Sub-Plan) are together referred to as service providers below. Except as otherwise specified, references below to the 2021 EIP include the Non-Employee Sub-Plan. As of May 31, 2022, we estimate that approximately 4,085 employees and contractors, 2,977 of whom were eligible to receive awards under the 2021 EIP (including under the Non-Employee Sub-Plan).

The 2021 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers, subject to certain limitations imposed under the 2021 EIP, and other applicable laws and stock exchange rules. Our board of directors will delegate administration of the 2021 EIP to the compensation committee of our board of directors, but may, at any time, revest in itself some or all of the powers previously delegated to the compensation committee. Our board of directors and the compensation committee are each considered to be a “Plan Administrator” as such term in used herein. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to approve the forms of award agreements for use under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2021 EIP, subject to the conditions and limitations in the 2021 EIP.

Shares available for awards

Subject to adjustment for certain changes in our capitalization, the maximum number of Ordinary Shares (the “Share Reserve”), that may be issued under the 2021 EIP is 43,312,150 Ordinary Shares. No more than

43,312,150 Ordinary Shares may be issued under the 2021 EIP upon the exercise of incentive share options (“ISOs”). In addition, the Share Reserve will automatically increase on January 1 of each year, through and including January 1, 2031, in an amount equal to 3% of the total number of Ordinary Shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of Ordinary Shares. Ordinary shares issued under the 2021 EIP will be new shares.

If an award under the 2021 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, again become available for issuance under the 2021 EIP.

Awards granted under the 2021 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the Share Reserve, except that Ordinary Shares acquired by exercise of substitute ISOs will count against the maximum number of Ordinary Shares that may be issued upon the exercise of ISOs.

Awards

The 2021 EIP provides for the grant of market value options, market value share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), and other share-based awards. All awards under the 2021 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, consistent with and subject to the terms and conditions of the 2021 EIP. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of Ordinary Shares in the future at an exercise price set by the Plan Administrator in accordance with applicable law and, in respect of service providers who are subject to tax in the United States, shall also not be less than the market value of an ordinary share on the grant date, except if such award is granted pursuant to an assumption of or substitution for another option of SAR pursuant to the 2021 EIP. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.

Restricted shares and RSUs. Restricted shares are an award of non-transferable Ordinary Shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our Ordinary Shares in the future, which may also remain forfeitable unless and until specified vesting, issuance and forfeiture conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred, on a mandatory basis or at the service provider’s election. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2021 EIP.

Other share-based awards. Other share-based awards are awards of fully vested Ordinary Shares and other awards valued wholly or partially by referring to, or otherwise based on, our Ordinary Shares or other property. Other share-based awards may be granted to service providers, including awards entitling service providers to receive shares to be delivered in the future and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a service provider is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions, which will be set forth in the applicable award agreement.

Performance criteria

The Plan Administrator may set performance goals in respect of any awards in its discretion.

Certain transactions

In connection with certain corporate transactions and events affecting our Ordinary Shares, including a change of control or another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or other property, accelerating the vesting and, to the extent applicable, the exercise of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction.

Plan amendment and termination

Our board of directors may amend, suspend or terminate the 2021 EIP at any time; however, no amendment, suspension or termination may be made which materially adversely affects an award outstanding under the 2021 EIP without the consent of the affected service provider and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 EIP after its termination, but awards previously granted may extend beyond that date in accordance with the 2021 EIP.

Transferability and service provider payments

Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally non-transferrable, except to a service provider’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our Ordinary Shares that meet specified conditions, set off against other amounts owed to a service provider, a “market sell order”, or such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.

Non-U.S. and Non-U.K. service providers

The Plan Administrator may modify awards granted to service providers who are non-U.S. or non-U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with any tax favorable regime that may be available in any jurisdiction as may be necessary or appropriate in the Plan Administrator’s discretion.

Non-Employee Sub-Plan

The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under the 2021 EIP.

New Plan Benefits

Participation in the 2021 EIP is entirely discretionary and our board of directors has not granted any awards under the 2021 EIP that are subject to shareholder approval. Accordingly, the benefits or amounts that will be received by or allocated to the executive officers and other eligible service providers under the 2021 EIP, as well as the benefits or amounts which would have been received by or allocated to the executive officers and other eligible service providers for our current financial year if the 2021 EIP had been in effect, are not determinable.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 EIP

This is a brief summary of the federal income tax aspects of awards that may be made under the 2021 EIP based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 EIP depend upon the type of award.

Incentive Stock Options. The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the Ordinary Shares from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the Ordinary Shares until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the Ordinary Shares as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the Ordinary Shares on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonstatutory Stock Options. The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of the Ordinary Shares purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards. Recipients who receive restricted share unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying Ordinary Shares on the exercise date over the exercise price. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

Board Practices

The parties to the Business Combination Agreement agreed that the initial board would be comprised of nine persons, seven of whom were appointed as of the Closing and the other two of whom were appointed in May 2022.

As discussed more fully under the section titled “Description of Securities — Directors,” our Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by an Ordinary Resolution. So long as our shares are listed on the NYSE, our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

Audit Committee

We have established an audit committee of the board of directors, comprised of Eric Grubman, John Collins and John Le Poidevin, each of whom is independent under the applicable rules of the SEC and the NYSE. John Le Poidevin is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and our Board has determined that John Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

Our Board has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•

evaluating the performance of the registered public accounting firm or firms engaged as our independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the “Auditors”) and assessing their independence and qualifications, to determine whether to retain, or to terminate, the engagement of the existing Auditors, or to appoint and engage a different independent registered public accounting firm;

•

reviewing a report by the Auditors describing the firm’s internal quality-control procedures and any material issues raised by the firm’s most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years;

•	monitoring the rotation of the partners of the Auditors on our audit engagement team;

•	monitoring the independence of the Auditors;

•	reviewing, upon completion of the audit, the financial statements;

•

conferring with management and the Auditors, as appropriate, regarding the scope, adequacy and effectiveness of internal control over financial reporting including responsibilities, budget and staff of the internal audit function;

•	reviewing and discussing with management and, as appropriate, the Auditors, our guidelines and policies with respect to risk assessment and risk management; and

•	investigating any matter brought to the attention of the Audit Committee within the scope of its duties, if necessary or appropriate.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of our Board, comprised of John Collins, John Le Poidevin and Robert James Dutnall. Our Board has determined that John Collins and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign-private issuers, we are not required to have a nominating and corporate governance committee composed entirely of independent directors. We are relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. Our Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the nominating and corporate governance committee and otherwise meets the standards and charter for the nominating and corporate governance committee. John Collins is the chairman of the committee. Our Board has adopted a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying, reviewing and evaluating candidates to serve on our Board as well as recommending candidates to our Board to serve as nominees for director for the annual meeting of shareholders;

•	assessing the performance of management and our Board;

•	overseeing our Board committee structure and operations;

•	developing a set of corporate governance policies;

•	reviewing the processes and procedures we use to provide information to our Board and its committees; and

•	reviewing compensation paid to non-employee directors.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated should:

•	have demonstrated notable or significant achievements in business, education or public service;

•	possess the requisite intelligence, education and experience to make a significant contribution to our Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

No parties have contractual director nomination rights.

Compensation Committee

We have established a compensation committee comprised of Eric Grubman, John Le Poidevin and Robert James Dutnall. Our Board has determined that Eric Grubman and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign private issuers, we are not required to have a compensation committee composed entirely of independent directors. We are relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. Our Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the compensation committee and otherwise meet the standards and charter for the compensation committee. Eric Grubman is the chairman of the compensation committee.

Our Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing, modifying (as needed) and approving the overall compensation strategy and policies for the Company, including reviewing and approving corporate goals and objectives, evaluating and recommending to our Board for approval the compensation plans and programs advisable for us, and reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•

reviewing and approving the individual and corporate goals and objectives of our Chief Executive Officer that are periodically established as well as determining and approving the compensation and other terms of employment of our Chief Executive Officer;

•

reviewing and recommending to our Board the type and amount of compensation to be paid or awarded to non-employee Board members, including consulting, retainer, meeting, committee and committee chair fees, as well as any equity awards;

•

recommending to our Board the adoption amendment and termination of our share option plans, share appreciation rights plans, pension and profit sharing plans, incentive plans, share bonus plans, share purchase plans, bonus plans, deferred compensation plans and similar programs;

•	reviewing and establishing appropriate insurance coverage for our directors and officers;

•	providing recommendations to our Board on compensation-related proposals to be considered at our annual meeting, including the frequency of advisory votes on executive compensation;

•	preparing and reviewing the Compensation Committee report on executive compensation to be included in our annual proxy statement in accordance with applicable SEC rules and regulations; and

•

reviewing, discussing and assessing its own performance at least annually as well as reviewing and assessing the adequacy of this charter periodically, and recommending any proposed changes to our Board for its consideration.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, accounting or other advisers or consultants and is directly responsible for the appointment, compensation and oversight of the work of any such adviser or consultant. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on our Board.

Risk Committee Information and Risk Oversight

We have established a risk committee comprised of Robert James Dutnall, Richard Hasson, Alinda Van Wyk and John Le Poidevin. Robert James Dutnall is the chair of the risk committee. The risk committee has a written charter. The purpose of the risk committee is to assist the board of directors in overseeing and considering the appropriateness of the risk management activities designed and implemented by our management. Our risk committee and board of directors also consider specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Our management, including our executive officers, are primarily responsible for managing the risks associated with operation and business of the company and provides appropriate updates to the board of directors and the risk committee. Our Board delegates to the risk committee oversight of its risk management process, and our other committees also consider risk as they perform their respective committee responsibilities. All committees report to the Board as appropriate, including when a matter rises to the level of material or enterprise risk.

Code of Business Conduct and Ethics

We have posted our Code of Conduct and Ethics and will post any amendments to or any waivers from a provision of our Corporate Governance Guidelines on our website, and also intend to disclose any amendments to or waivers of certain provisions of our Corporate Governance Guidelines in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with our Board, any committee chairperson or the independent directors as a group by writing to our Board or committee chairperson in care of Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

EXECUTIVE COMPENSATION

Compensation

Historical Executive Officer and Director Compensation

The amount of compensation paid, and benefits in kind granted, to Super Group’s executive officers and directors for the year ended December 31, 2021 was nil. The amount of compensation paid, and benefits in kind granted, to Super Group’s predecessor, SGHC Limited’s executive officers and directors for the year ended December 31, 2021, who were the same as the executive officers and directors of Super Group is described in the tables below. Super Group and SGHC Limited historically operated on a fiscal year ended December 31 basis, and as such, we are providing disclosure for SGHC Limited’s last full financial year (i.e., the year ended December 31, 2021). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Super Group’s home country and will not be otherwise publicly disclosed by Super Group.

Historical Compensation of Super Group’s Executive Officers

(U.S. dollars)(1)	All executive officers
Base compensation(2)	$2,311,176
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$2,311,176

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2021.

Historical Compensation of Super Group’s Directors

(U.S. dollars)(1)	All directors
Base compensation(2)	$2,503,774
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$2,503,774

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to directors in 2021.

Executive Officer and Director Compensation following the Business Combination

As noted in the section titled “— Compensation Committee”, upon consummation of the Business Combination, Super Group established a compensation committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The compensation committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the compensation committee will work with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of Super Group’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but Super Group’s Chief Executive Officer and Chief

Financial Officer will continue to be involved with compensation decisions by providing insight and recommendations to the compensation committee regarding compensation for executive officers other than themselves.

Director Compensation

Non-employee directors will be granted RSUs based upon each individual’s service contract, which provides for a specific value, granted per year for the duration of a fixed term contract. The value of the grant is converted to USD at the closing exchange rate on November 15 of that year (the “Valuation Date”), and the number of RSUs is calculated using the 50-day moving average price at the Valuation Date. RSUs when granted will vest over three years with the first vesting date envisaged on or around January 31, 2023. Vesting of the RSUs is based on continued service at the date of vesting.

MARKET INFORMATION, DIVIDENDS AND RELATED SHAREHOLDER MATTERS

Market Information of Ordinary Shares and Public Warrants

Our Ordinary Shares and public warrants are listed on NYSE under the symbols “SGHC” and “SGHC WS,” respectively. As of November 9, 2022, 490,197,468 Ordinary Shares and 33,499,986 warrants were outstanding, consisting of 22,499,986 public warrants and 11,000,000 private placement warrants.

As of October 31, 2022, there were approximately 18 holders of record of our Ordinary Shares, one holder of record of our public warrants and seven holders of record of our private placement warrants. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Dividends

We do not currently pay any cash dividends on our Ordinary Shares. The declaration and amount of all dividends will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements of our business, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant. We can give no assurances that we will pay a dividend in the future.

Source and Amount of Funds

Because this transaction is an offer to holders to exchange their existing warrants for our Ordinary Shares, there is no source of funds or other cash consideration being paid by us to, or to us from, those tendering warrant holders pursuant to the Offer. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the transactions will be approximately $1,550,000 million. We expect to have sufficient funds to complete the transactions contemplated by the Offer and Consent Solicitation and to pay fees, expenses and other related amounts from our cash on hand.

Exchange Agent

Continental Stock Transfer & Trust Company has been appointed the exchange agent for the Offer and Consent Solicitation. The Letter of Transmittal and Consent and all correspondence in connection with the Offer should be sent or delivered by each holder of the warrants, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address and telephone numbers set forth on the back cover page of this Prospectus/Offer to Exchange. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

Georgeson LLC has been appointed as the information agent for the Offer and Consent Solicitation, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this Prospectus/Offer to Exchange or the Letter of Transmittal and Consent should be directed to the information agent at the address and telephone numbers set forth on the back cover page of this Prospectus/Offer to Exchange.

Fees and Expenses

The expenses of soliciting tenders of the warrants and the Consent Solicitation will be borne by us. The principal solicitations are being made by mail; however, additional solicitations may be made by facsimile transmission, telephone or in person by the information agent, as well as by our officers and other employees and affiliates.

You will not be required to pay any fees or commissions to us, the exchange agent or the information agent in connection with the Offer and Consent Solicitation. If your warrants are held through a broker, dealer, commercial bank, trust company or other nominee that tenders your warrants on your behalf, your broker or other nominee may charge you a commission or service fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Transactions and Agreements Concerning Our Securities

Other than as set forth below and (i) in the section of this Prospectus/Offer to Exchange titled “Description of Securities” and (ii) as set forth in our charter, there are no agreements, arrangements or understandings between the Company, or any of our directors or executive officers, and any other person with respect to our securities that are the subject of the Offer and Consent Solicitation.

Neither we, nor any of our directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of our controlling persons, has engaged in any transactions in our warrants in the last 60 days.

Tender and Support Agreement

Each of the parties listed on Schedule A of the Tender and Support Agreement, which collectively hold in the aggregate approximately 22.5% of the outstanding public warrants, have agreed to tender their public warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to the Tender and Support Agreement. In addition, each of the parties listed on Schedule B of the Tender and Support Agreement, which hold in the aggregate approximately 59.5% of the outstanding private placement warrants, have agreed to consent to the Warrant Amendment in the Consent Solicitation pursuant to the Tender and Support Agreement.

Therefore, if holders of an additional approximately 27.5% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted.

Registration Under the Exchange Act

The warrants currently are registered under the Exchange Act. This registration may be terminated upon application by us to the SEC if there are fewer than 300 record holders of the warrants. We currently do not intend to terminate the registration of the warrants, if any, that remain outstanding after completion of the Offer and Consent Solicitation. Notwithstanding any termination of the registration of our warrants, we will continue to be subject to the reporting requirements under the Exchange Act as a result of the continuing registration of our Ordinary Shares.

Accounting Treatment

We will account for the exchange of public warrants as an Ordinary Shares issuance for no additional value. The Offer will not modify the current accounting treatment for the un-exchanged warrants.

Absence of Appraisal or Dissenters’ Rights

Holders of the warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer and Consent Solicitation.

Material U.S. Federal Income Tax Consequences

Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the receipt of Ordinary Shares in exchange for the public warrants pursuant to the Offer or pursuant to the terms of the Warrant Amendment, the deemed exchange of public warrants not exchanged for Ordinary Shares in the Offer for “new” warrants as a result of the Warrant Amendment, and the ownership and disposition of Ordinary Shares. This discussion applies only to warrants, and upon the exchange of the warrants, Ordinary Shares, held as capital assets (generally, property held for investment) and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	persons that are not U.S. Holders;

•	anchor investors;

•	financial institutions or financial services entities;

•	broker-dealers or traders in securities;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10 percent or more of our Ordinary Shares;

•	persons deemed to sell our Ordinary Shares under the constructive sale provisions of the Code;

•	persons that acquired our securities as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension fund;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to warrants or Ordinary Shares being taken into account in an “applicable financial statement”, or

•	U.S. Holders whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the tax consequences described below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of warrants, and upon the exchange of the warrants, Ordinary Shares, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding any warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the sale or other disposition of our securities.

THIS DISCLOSURE IS LIMITED TO THE U.S. FEDERAL INCOME TAX ISSUES ADDRESSED HEREIN. ADDITIONAL ISSUES MAY EXIST THAT ARE NOT ADDRESSED IN THIS DISCLOSURE AND THAT COULD AFFECT THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND CONSENT SOLICITATION AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Treatment of the Company as a non-U.S. Corporation for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation.

The Company believes, and the remainder of this discussion assumes that, it is not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect the Company’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that the Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, the Company would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders of Ordinary Shares would be treated as holders of stock of a U.S. corporation.

Exchange of Warrants for Ordinary Shares

For those U.S. Holders of warrants participating in the Offer and for any holders of warrants subsequently exchanged for Ordinary Shares pursuant to the terms of the Warrant Amendment, we intend to treat your exchange of warrants for our Ordinary Shares as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code pursuant to which (i) you should not recognize any gain or loss on the exchange of warrants for shares of our Ordinary Shares, (ii) your aggregate tax basis in the Ordinary Shares received in the exchange should equal your aggregate tax basis in your warrants surrendered in the exchange, and (iii) your holding period for the Ordinary Shares received in the exchange should include your holding period for the surrendered warrants. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances. Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the exchange of warrants for our Ordinary Shares, there can be no assurance in this regard, and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income. If our treatment of the exchange of warrants for our Ordinary Shares were successfully challenged by the IRS and such exchange were not treated as a recapitalization for United States federal income tax purposes, exchanging U.S. Holders may be subject to taxation in a manner analogous to the rules applicable to dispositions of our Ordinary Shares described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares.”

Although we believe the exchange of warrants for our Ordinary Shares pursuant to the Offer is a value-for-value transaction, because of the uncertainty inherent in any valuation, there can be no assurance that the IRS or a court would agree. If the IRS or a court were to view the exchange pursuant to the Offer as the issuance of Ordinary Shares to an exchanging holder having a value in excess of the warrants surrendered by such holder, such excess value could be viewed as a constructive dividend or a fee received in consideration for consenting to the Warrant amendment (which fee may be taxable to you).

If contrary to our expectations, we were treated as a PFIC as discussed below under “-Passive Foreign Investment Company Rules,” under certain proposed Treasury regulations, any gain realized on the exchange of warrants for Ordinary Shares pursuant to the Offer might be recognized and might be subject to certain special and adverse rules requiring recognition even though the exchange pursuant to the Offer may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized. U.S. Holders are urged to consult with their tax advisors regarding the treatment of the Offer if we are characterized as a PFIC.

If you exchange warrants for our Ordinary Shares pursuant to the Offer, and if you hold five percent or more of our Ordinary Shares prior to the exchange, or if you hold warrants and other securities of ours prior to the exchange with a tax basis of $1 million or more, you will be required to file with your U.S. federal income tax return for the year in which the exchange occurs a statement setting forth certain information relating to the exchange (including the fair market value, prior to the exchange, of the warrants transferred in the exchange and your tax basis, prior to the exchange, in our Ordinary Shares or securities), and to maintain permanent records containing such information.

Warrants not Exchanged for Ordinary Shares if the Warrant Amendment is Approved

Although not free from doubt, if the Warrant Amendment is approved, we intend to treat all public warrants not exchanged for Ordinary Shares in the Offer as having been exchanged for “new” warrants pursuant to the Warrant Amendment and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, pursuant to which (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants deemed surrendered in the exchange, and (iii) your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the warrants deemed surrendered. Special tax basis and holding period rules apply to holders that acquired different blocks of warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances.

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment, there can be no assurance in this regard and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income. If our treatment of the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment were successfully challenged by the IRS and such exchange were not treated as a recapitalization for United States federal income tax purposes, exchanging U.S. Holders may be subject to taxation in a manner analogous to the rules applicable to dispositions of Ordinary Shares described below under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Ordinary Shares.”

If contrary to our expectations, we were treated as a PFIC as discussed below under “-Passive Foreign Investment Company Rules,” under certain proposed Treasury regulations, any gain realized on the deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment might be recognized and might be subject to certain special and adverse rules requiring recognition even though the deemed exchange pursuant to the Warrant Amendment may otherwise qualify as a nonrecognition transaction for U.S. federal income tax purposes. Losses would not be recognized. U.S. Holders are urged to consult with their tax advisors regarding the treatment of the Warrant Amendment if we are characterized as a PFIC.

Warrants not Exchanged for Ordinary Shares if the Warrant Amendment is Not Approved

If the Warrant Amendment is not approved, a U.S. Holder should not have any U.S. federal income tax consequences of the Offer with respect to warrants that are not exchanged for our Ordinary Shares pursuant to the Offer.

Considerations Applicable to the Ownership and Disposition of our Ordinary Shares

Dividends and Other Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Ordinary Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that the Company pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Ordinary Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under an applicable tax treaty with the United States (although Guernsey does not currently have an applicable tax treaty with the United States with respect to the elimination of double taxation), and, in each case, the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares, in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

General Rules.

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above if the Company is treated as a PFIC for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year or (ii) at least 50% of its assets in a taxable year (determined on the basis of a quarterly weighted average) produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on the nature of our business and the valuation of our assets, including goodwill, we expect that the Company will not be treated as a PFIC for our taxable year ending December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our Ordinary Shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we may enter into during 2022 and in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless an applicable PFIC election (or elections) has been made with respect to the Ordinary Shares (to the extent available), as described below under the heading “ — PFIC Elections.”

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, the U.S. Holder may be subject to adverse tax consequences. Generally, any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares (which may include gain recognized by reason of transfers of Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares) would be subject to tax under the following rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections.

In general, if the Company is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Ordinary Shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the Company’s taxable year ends and each subsequent taxable year. However, a U.S. Holder may make a QEF election with respect to our Ordinary Shares only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF election is not expected to be available to a U.S. Holder and the remainder of this disclosure assumes that such election will not be available.

If the Company’s is a PFIC and Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences described above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market with respect to Ordinary Shares under their particular circumstances.

Related PFIC Rules.

If the Company is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares are urged to consult their own tax advisors concerning the application of the PFIC rules to Company securities under their particular circumstances.

Exchange Agent

The depositary and exchange agent for the Offer and Consent Solicitation is:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Information Agent

The information agent for the Offer and Consent Solicitation is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

Additional Information; Amendments

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Prospectus/Offer to Exchange is a part. We recommend that warrant holders review the Schedule TO, including the exhibits, and our other materials that have been filed with the SEC before making a decision on whether to accept the Offer and Consent Solicitation.

We will assess whether we are permitted to make the Offer and Consent Solicitation in all jurisdictions. If we determine that we are not legally able to make the Offer and Consent Solicitation in a particular jurisdiction, we will inform warrant holders of this decision. The Offer and Consent Solicitation is not made to those holders who reside in any jurisdiction where the offer or solicitation would be unlawful.

Our Board recognizes that the decision to accept or reject the Offer and Consent Solicitation is an individual one that should be based on a variety of factors and warrant holders should consult with personal advisors if they have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the registration statement on Form F-4 relating to the Offer and Consent Solicitation, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov. If you have any questions regarding the Offer and Consent Solicitation or need assistance, you should contact the information agent for the Offer and Consent Solicitation. You may request additional copies of this document, the Letter of Transmittal and Consent or the Notice of Guaranteed Delivery from the information agent. All such questions or requests should be directed to:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent or given by us to warrant holders in connection with the Offer and Consent Solicitation.

DESCRIPTION OF SECURITIES

The following description of the material terms of the securities of Super Group following the Business Combination includes a summary of specified provisions of the Super Group Governing Documents. This description is qualified by reference to the Super Group Governing Documents, copies of which of are incorporated in this Prospectus/Offer to Exchange by reference to Exhibits 3.1 and 3.2 to the registration statement of which this Prospectus/Offer to Exchange forms a part.

Overview

Super Group is a non-cellular company with limited liability incorporated under the laws of the Island of Guernsey. Its affairs are governed by the Super Group Governing Documents and the Guernsey Companies Law. Super Group’s register of shareholders is kept at Super Group’s principal executive office at Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR. The Super Group Board is authorized to issue an unlimited number of shares of any class, with or without a par value. Its Ordinary Shares have no par value.

As of December 31, 2021, there was one ordinary redeemable share issued and outstanding. Super Group’s issued share capital as of the date of the Business Combination was increased by the aggregate number of Super Group Ordinary Shares issued to the SEAC Shareholders pursuant to the terms of the Business Combination Agreement. Pursuant to the terms of the Business Combination Agreement and in consideration for the acquisition of all of the issued and outstanding equity interests of SEAC representing the Founder Shares (via the Business Combination) (i) Super Group issued 490,197,468 Super Group Ordinary Shares and (ii) each issued and outstanding SEAC Warrant to purchase a Class A Share was converted into a warrant exercisable for one Super Group ordinary share.

Shares

General

Super Group is generally not required to issue certificates representing the issued Ordinary Shares of Super Group which are listed on the NYSE (unless required to be issued pursuant to the Super Group Governing Documents or the rules and regulations of the NYSE). Each shareholder whose shares are not listed on the NYSE is entitled to one certificate for all of the shares of each class in the capital of Super Group held by that shareholder. Legal title to the issued shares is recorded in registered form in the register of shareholders of Super Group. Subject to certain exceptions described elsewhere in this Prospectus/Offer to Exchange, holders of Ordinary Shares of Super Group have no pre-emptive, subscription, redemption or conversion rights. The Super Group Board may create and issue additional classes of shares which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the Super Group Board.

Dividends

The holders of Ordinary Shares are entitled to such dividends as may be declared by the Super Group Board, subject to the Guernsey Companies Law and the Super Group Governing Documents. Dividends and other distributions authorized by the Super Group Board in respect of the issued and outstanding Ordinary Shares shall be paid in accordance with the Super Group Governing Documents and shall be distributed among the holders of Ordinary Shares on a pro rata basis.

Voting rights

Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the Ordinary Shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Super Group Board or the shareholders of Super Group in accordance with the Guernsey Companies Law.

In determining the number of votes cast at a general meeting of shareholders for or against a proposal, holders of Ordinary Shares who abstain from voting on any resolution will be counted for purposes of determining a quorum but not for the purposes of determining the number of votes cast. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Two or more shareholders present (in person or by proxy) and entitled to vote and who hold in aggregate not less than fifty percent plus one ordinary share of all voting share capital in issue shall be a quorum.

An Ordinary Resolution requires the affirmative vote of a simple majority of the votes of shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation date of a written resolution) (“eligible shareholders”) by written resolution, while a Special Resolution requires the affirmative vote of not less than seventy five percent of the votes of the shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or seventy five percent of the total voting rights of eligible shareholders by written resolution. A Special Resolution is required for important matters such as (without limitation) the merger or consolidation of Super Group or making changes to the Super Group Governing Documents or the voluntary winding up of Super Group.

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three fourths of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

The rights attached to any class of shares may, however, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors of Super Group not to have a material adverse effect upon such rights.

Transfer of Ordinary Shares

Where Ordinary Shares have been admitted to settlement by means of the uncertificated system operated by DTC (or any other uncertificated system to which Super Group’s shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her Ordinary Shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required.

Where any Ordinary Shares are not admitted to an uncertificated system, a shareholder may transfer his or her Ordinary Shares by an instrument of transfer in the usual form or any other form approved by the Super Group Board.

In addition, the Super Group Governing Documents provide (without limitation) that the Super Group Board may, subject to the Rules, decline to recognize any transfer of Ordinary Shares of Super Group which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of Super Group’s Ordinary Shares is also subject to any relevant securities laws (including the Exchange Act).

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase by Super Group of Ordinary Shares and subject to any agreement between the relevant shareholders and Super Group in respect of the Ordinary Shares), assets available for distribution among the holders of Ordinary Shares of Super Group shall be distributed among the holders of the Ordinary Shares of Super Group on a pro rata basis.

Share repurchases and redemptions

Super Group may purchase its own Ordinary Shares on a stock exchange if the acquisition is approved in advance by an Ordinary Resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description). Super Group may also purchase our own Ordinary Shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an Ordinary Resolution (again, which complies with the requirements of the Guernsey Companies Law) .

The Super Group Governing Documents provide that Super Group Ordinary Shares are redeemable by agreement between Super Group and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights.

We may not buy back or redeem any ordinary share unless the Super Group Board has made a statutory solvency determination that it is satisfied on reasonable grounds that Super Group will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that Super Group is able to pay its debts as they become due and that the value of Super Group’s assets is greater than the value of its liabilities).

Conversion

There are no automatic conversion rights which attach to Super Group Ordinary Shares. The Super Group Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by Ordinary Resolution.

Lien, forfeiture and surrender

Super Group shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of Super Group’s lien and charge (if any) on such shares.

The directors of Super Group may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to Super Group at the time and place appointed the amount called.

If a shareholder fails to pay any call or installment on the day appointed, the directors of Super Group may serve notice requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Super Group by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Super Group to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Super Group and, subject to the provisions of the Guernsey Companies Law and the Super Group Governing Documents, may be sold, re-allotted or otherwise disposed of on such terms as the directors of Super Group shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Super Group all moneys which, at the date of forfeiture, were payable by him to Super Group in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Super Group may determine.

The directors of Super Group may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

Directors

Appointment and removal

The management of Super Group is vested in its board of directors. The Super Group Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by Ordinary Resolution. So long as shares of Super Group are listed on the NYSE, the Super Group Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

The Super Group Board shall, subject to applicable law and the listing rules of the NYSE (or any other stock exchange on which Super Group’s shares are listed) ensure that any individual nominated in writing by shareholders of Super Group holding a majority of the issued shares from time to time are nominated for election as a director at the next annual meeting or extraordinary general meeting called for that purpose. The directors shall have the right to nominate an individual for election as a director at the next annual general meeting or extraordinary general meeting called for that purpose. In both cases, such individual shall be appointed if approved by Ordinary Resolution at such general meeting. The directors shall have power at any time to appoint any person to be a director in accordance with the terms of the Super Group Governing Documents, applicable law and the listing rules of the NYSE (or any other stock exchange on which Super Group’s shares are listed).

A director may be removed from office by the holders of Ordinary Shares by Ordinary Resolution at any time before the expiration of his term. The appointment and removal of directors is subject to the Guernsey Companies Law, the Super Group Governing Documents, applicable rules of the NYSE (or any other stock exchange on which Super Group’s shares are listed). The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Super Group are set out in the Super Group Governing Documents.

Indemnification of directors and officers

To the fullest extent permitted by law, the Super Group Governing Documents provide that the directors and officers of Super Group shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s negligence, default, breach of duty, breach of trust or actual fraud.

Alternate directors

Any director (other than an alternate director) may appoint any other person (whether a shareholder of Super Group or otherwise and including another director of Super Group) to act in his or her place as an alternate director. No appointment of an alternate director shall take effect until the appointing director has lodged the notice appointing his alternate at the registered office of Super Group. A director may revoke his or her appointment of an alternate at any time. No revocation shall take effect until the appointing director has lodged the notice revoking the appointment at the registered office of Super Group.

An appointed and acting alternate director may (a) attend and vote at any board meeting or, where his appointor would be entitled to attend, meeting of a committee of the directors at which the appointing director is not personally present; (b) sign any written resolution of the directors or a committee of the directors circulated for written consent; and (c) generally perform all the functions of the appointing director in his or her absence. An alternate director, however, is not entitled to receive any remuneration from Super Group for services rendered as an alternate director but shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

A director who is also an alternate director shall be entitled to vote for such other director as well as on his own account but no director shall at any meeting be entitled to act as alternate director for more than one other director.

Shareholder power to requisition general meetings

The directors of Super Group are required to call a general meeting if requisitioned to do so in writing, given by one or more shareholders who together hold more than 10% of such of the capital of Super Group as carries the right to vote at such general meeting (excluding any capital held as treasury shares). The requisition must specify the general nature of the business to be dealt with at the meeting; be signed by or on behalf of the requisitioners and must be deposited at the registered office of Super Group.

Should the directors of Super Group fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 28 days of the date of the notice convening the meeting, the requisitioners or any of them representing more than one half of the total voting rights of the members who requested the meeting, may call a general meeting to be held within three months from the date on which the directors of Super Group became subject to the requirement to call a meeting.

Shareholder Proposals

In addition to the above ability for a shareholder to requisition a general meeting for a specific purpose, a proposal may be properly brought before an annual general meeting by any shareholder of Super Group who is a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Super Group Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting, and who complies with the notice and other procedures set forth in the Super Group Governing Documents, which are summarized below. Please see our Super Group Governing Documents for the full procedures.

Shareholder proposals other than director nominations

The Super Group Governing Documents set forth requirements for shareholders wishing to propose business other than the nomination of directors at an annual general meeting.

In addition to any other applicable requirements, for business to be brought properly before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of Super Group.

For matters other than for the nomination for election of a director to be made by a shareholder, to be timely such shareholder’s notice shall be delivered to Super Group at its principal executive offices not less than ninety (90) days and not more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting. However, if Super Group’s annual general meeting occurs on a date more than thirty (30) days earlier or later than Super Group’s prior year’s annual general meeting, then the directors will determine a date a reasonable period prior to Super Group’s annual general meeting by which date the shareholder’s notice must be delivered and publicize such date in a filing pursuant to the Exchange Act, or via press release. Such publication shall occur at least fourteen (14) days prior to the date set by the directors.

To be in proper written form, a shareholder’s notice to Super Group must set forth as to such matter such shareholder proposes to bring before the annual general meeting:

•

a reasonably brief description of the business desired to be brought before the annual general meeting, including the text of the proposal or business, and the reasons for conducting such business at the annual general meeting;

•	the name and address, as they appear on Super Group’s register of shareholders, of the shareholder proposing such business and any Shareholder Associated Person (as defined below);

•

the class or series and number of Super Group Ordinary Shares that are held of record or are beneficially owned by such shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held by the shareholder or any Shareholder Associated Person;

•

whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any Super Group Securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any Super Group Securities;

•

any material interest of the shareholder or a Shareholder Associated Person in such business, including a reasonably detailed description of all agreements, arrangements and understandings between or among any of such shareholders or between or among any proposing shareholders and any other person or entity (including their names) in connection with the proposal of such business by such shareholder; and

•

a statement as to whether such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of Super Group’s voting shares required under applicable law and the rules of the NYSE to carry the proposal.

A Shareholder Associated Person of any shareholder includes:

•	any affiliate (as defined in the Super Group Governing Documents) of, or person acting in concert with, such shareholder;

•	any beneficial owner of Super Group Ordinary Shares owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made; and

•	any person controlling, controlled by or under common control with a person referred to in the preceding two bullets.

Shareholder’s nomination of a director

The Super Group Governing Documents also set forth requirements for shareholders wishing to nominate directors. An eligible shareholder who follows these procedures is entitled to have their nomination included in Super Group’s Proxy Statement and therefore would not be required to solicit their own proxies in accordance with any applicable laws and rules.

For a nomination for election of a director to be made by a Super Group shareholder, such shareholder must:

•

be a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Super Group Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting;

•	on each such date beneficially own more than 15% of the issued Ordinary Shares (unless otherwise provided in the Exchange Act or the rules and regulations of the SEC); and

•	have given timely notice thereof in proper written form to the Secretary of Super Group.

If a shareholder is entitled to vote only for a specific class or category of directors at a meeting of the shareholders, such shareholder’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the registered offices of Super Group not less than 45 nor more than 120 days prior to the meeting.

To be in proper written form, a shareholder’s notice to the Secretary must set forth:

•	as to each nominating shareholder:

•	the information about the shareholder and its Shareholder Associated Persons specified above under “ — Shareholder proposals other than director nominations”; and

•	any other information relating to such shareholder that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and

•	as to each person whom the shareholder proposes to nominate for election as a director:

•	all information that would be required if such nominee was a nominating shareholder, as described above, except such information shall also include the business address of the person;

•	the principal occupation or employment of the person;

•

all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor provisions thereto, and any other information relating to the person that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and

•

a description of all direct and indirect compensation and other material monetary arrangements and understandings during the past three years, and any other material relationship, between or among any nominating shareholder and its affiliates, on the one hand, and each proposed nominee and his respective affiliates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K of the Exchange Act if such nominating shareholder were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. Super Group may require any proposed nominee to furnish such other information as may be reasonably required by Super Group to determine the eligibility of such proposed nominee to serve as an independent director of Super Group in accordance with the rules of the NYSE.

Warrants

Public Warrants

Each whole Super Group warrant entitles the registered holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of Super Group Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire at 5:00 PM, Eastern Time, on January 27, 2027 or earlier upon redemption or liquidation.

Super Group will not be obligated to deliver any Super Group Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the

Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and Super Group will not be obligated to issue a Super Group ordinary share upon exercise of a warrant unless the Super Group ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Super Group be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a SEAC unit containing such warrant will have paid the full purchase price for the unit solely for the Super Group ordinary share underlying such unit.

Super Group has filed with the SEC a registration statement covering the Super Group Ordinary Shares issuable upon exercise of the Super Group warrants. Super Group will use its commercially reasonable efforts to maintain a current prospectus relating to those Super Group Ordinary Shares until the Super Group warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if Super Group Ordinary Shares are at the time of any exercise of a Super Group warrant not listed on a national securities exchange and, as such, do not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Super Group may, at its option, require holders of public warrants who exercise their Super Group warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Super Group so elects, Super Group will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Super Group Ordinary Shares issuable upon exercise of the Super Group warrants is not effective, Super Group warrant holders may, until such time as there is an effective registration statement and during any period when Super Group will have failed to maintain an effective registration statement, exercise Super Group warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the Super Group warrants for that number of Super Group Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Super Group Ordinary Shares underlying the Super Group warrants, multiplied by the excess of the “fair market value” of a Super Group ordinary share over the exercise price of a Super Group warrant by (y) the fair market value and (B) 0.361 per whole Super Group warrant. The “fair market value” as used in this paragraph shall mean the average of the last reported sale prices of the Super Group Ordinary Shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the Super Group warrant agent. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00.

Super Group may redeem the outstanding Super Group warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per Super Group warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each Super Group warrant holder; and

•

if, and only if, the last reported sale price of the Super Group Ordinary Shares for any 20 trading days within a 30-trading day period (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading “— Anti-Dilution Adjustments”).

Super Group will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Super Group Ordinary Shares issuable upon exercise of the Super

Group warrants is then effective and a current prospectus relating to those Super Group Ordinary Shares is available throughout the 30-day redemption period. If and when the Super Group warrants become redeemable by Super Group, Super Group may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Super Group has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Super Group warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Super Group warrants, each Super Group warrant holder will be entitled to exercise his, her or its Super Group warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising Super Group warrant holder to pay the exercise price for each Super Group warrant being exercised. However, the price of the Super Group Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading “— Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of Super Group warrants when the price per Super Group ordinary share equals or exceeds $10.00.

Super Group may redeem the outstanding Super Group warrants:

•	in whole and not in part;

•

at $0.10 per Super Group warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Super Group warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Super Group Ordinary Shares (as defined below in the immediately following paragraph) except as otherwise described below;

•

if, and only if, the Reference Value (as defined above under the heading “— Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading “— Anti-Dilution Adjustments”); and

•

if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “ — Anti-Dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the Super Group warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Super Group Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Super Group Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Super Group warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume-weighted average price of the Super Group Ordinary Shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Super Group warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Super Group warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a Super Group warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Super Group warrant after such adjustment and the denominator of which is the price of the Super Group warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Super Group warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Super Group warrant as so adjusted. If the exercise price of a Super Group warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “ — Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “ — Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “ — Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Super Group warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Ordinary Shares
	≤	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥	18.00
60 months		0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358		0.361
57 months		0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358		0.361
54 months		0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357		0.361
51 months		0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357		0.361
48 months		0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356		0.361
45 months		0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356		0.361
42 months		0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355		0.361
39 months		0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354		0.361
36 months		0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353		0.361
33 months		0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352		0.361
30 months		0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351		0.361
27 months		0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350		0.361
24 months		0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348		0.361
21 months		0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347		0.361
18 months		0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345		0.361
15 months		0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342		0.361
12 months		0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339		0.361
9 months		0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336		0.361
6 months		0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331		0.361
3 months		0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326		0.361
0 months		—	—	0.042	0.115	0.179	0.233	0.281	0.323		0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Super Group Ordinary Shares to be issued for each Super Group warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the Super Group Ordinary Shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Super Group warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their Super Group warrants for 0.277 Super Group Ordinary Shares for each whole Super Group warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Super Group Ordinary Shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Super Group Ordinary Shares for each whole warrant. In no event will the Super Group warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Super Group Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Super Group warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Super Group Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Super Group Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of the Super Group Ordinary Shares is below the exercise price of the Super Group warrants. Super Group has established this redemption feature to provide it with the flexibility to redeem the Super Group warrants without the Super Group warrants having to reach the $18.00 per share threshold set forth above under “ — Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00.” Holders choosing to exercise their Super Group warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Super Group warrants based on an option pricing model with a fixed volatility input as of the date that SEAC filed its final prospectus in connection with its initial public offering. This redemption right provides Super Group with an additional mechanism by which to redeem all of the outstanding Super Group warrants, and therefore have certainty as to its capital structure as the Super Group warrants would no longer be outstanding and would have been exercised or redeemed and Super Group will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow Super Group to quickly proceed with a redemption of the Super Group warrants if it determines it is in its best interest to do so. As such, Super Group would redeem the Super Group warrants in this manner when it believes it is in its best interest to update its capital structure to remove the Super Group warrants and pay the redemption price to the Super Group warrant holders.

As stated above, Super Group can redeem the Super Group warrants when the Super Group Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Super Group warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If Super Group chooses to redeem the Super Group warrants when the Super Group Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the Super Group warrant holders receiving fewer Super Group Ordinary Shares than they would have received if they had chosen to wait to exercise their Super Group warrants for Super Group Ordinary Shares if and when such Super Group Ordinary Shares were trading at a price higher than the exercise price of $11.50.

No fractional Super Group Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Super Group will round down to the nearest whole number of the number of Super Group Ordinary Shares to be issued to the holder.

Redemption procedures

A holder of a Super Group warrant may notify Super Group in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Super Group warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates or any person subject to aggregation with such person for the purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the Super Group Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Super Group Ordinary Shares is increased by a stock dividend payable in Super Group Ordinary Shares, or by a split-up of Super Group Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Super Group Ordinary Shares issuable on exercise of each Super Group warrant will be increased in proportion to such increase in the outstanding Super Group Ordinary Shares. A rights offering made to holders of Super Group Ordinary Shares entitling holders to purchase Super Group Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of Super Group Ordinary Shares equal to the product of (i) the number of Super Group Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Super Group Ordinary Shares) and (ii) one minus the quotient of (x) the price per Super Group ordinary share paid in such rights offering divided by (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Super Group Ordinary Shares, in determining the price payable for Super Group Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Super Group Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Super Group Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Super Group, at any time while the Super Group warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of the Super Group Ordinary Shares on account of such Super Group Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), then the Super Group warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Super Group ordinary share in respect of such event.

If the number of outstanding Super Group Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Super Group Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Super Group Ordinary Shares issuable on exercise of each Super Group warrant will be decreased in proportion to such decrease in outstanding Super Group Ordinary Shares.

Whenever the number of Super Group Ordinary Shares purchasable upon the exercise of the Super Group warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Super Group Ordinary Shares purchasable upon the exercise of the Super Group warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Super Group Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Super Group Ordinary Shares (other than those described above or that solely affects the par value of such Super Group Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which Super Group is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Super Group Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Super Group as an entirety or substantially as an entirety in connection with which Super Group is dissolved, the holders of the Super Group warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Super Group warrants and in lieu of the Super Group Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Super Group Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Super Group Ordinary Shares in such a transaction is payable in the form of Super Group Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Super Group warrants in order to determine and realize the option value component of the Super Group warrant. This formula is to compensate the Super Group warrant holder for the loss of the option value portion of the Super Group warrant due to the requirement that the Super Group warrant holder exercise the Super Group warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrant holders do not have the rights or privileges of holders of Super Group Ordinary Shares and any voting rights until they exercise their warrants and receive Super Group Ordinary Shares. After the issuance of Super Group Ordinary Shares upon exercise of the Super Group warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the Super Group warrants. If, upon exercise of the Super Group warrants, a holder would be entitled to receive a fractional interest in a share, Super Group will, upon exercise, round down to the nearest whole number the number of Super Group Ordinary Shares to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the Super Group Ordinary Shares issuable upon exercise of the private placement warrants) are not redeemable by Super Group (except as described above under “— Redemption of Super Group warrants when the price per Super Group ordinary share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the Super Group public warrants, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by Super Group and exercisable by the holders on the same basis as the Super Group public warrants.

Except as described above under “— Redemption of Super Group warrants when the price per Super Group ordinary share equals or exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering the Super Group warrants for that number of shares of Super Group Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Super Group Ordinary Shares underlying the Super Group warrants, multiplied by the excess of the “fair market value” of the Super Group Ordinary Shares over the exercise price of the Super Group warrants by (y) the fair market value. The “fair market value” shall mean the average of the last reported sale prices of the Super Group Ordinary Shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Super Group warrants, as applicable.

Enforceability of Civil Liabilities

In Guernsey, foreign judgments can be recognized by the Royal Court of Guernsey (the “Guernsey Court”) either under the Foreign Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957, as amended (the “1957 Law”), which provides a statutory framework for the enforcement of judgments made in a reciprocating country and of a kind to which the 1957 Law applies, or under the principles of common law. Save for very exceptional and limited circumstances, if the 1957 Law does not apply then the common law prevails.

For jurisdictions not included in the 1957 Law, including the U.S., a judgment obtained in a court in the U.S. against the Company (or its directors or officers) cannot be registered or enforced in Guernsey, pursuant to the 1957 Law, but may be enforceable by separate action on the judgment in accordance with Guernsey common law rules.

To enforce the judgment of a court of the U.S. in Guernsey, the claimant would be required to bring fresh proceedings before the Guernsey Court, suing on the foreign judgment itself and applying for summary judgment if the case is placed on the pleadings list (essentially, where the case is defended). In such an action, the Guernsey Court is unlikely to re-examine the merits of the original case decided by a U.S. court.

According to current practice, the Guernsey Court will (subject to the following matters) enforce the judgment of a court in the United States in in personam proceedings provided that the following conditions inter alia are satisfied:

(a)	the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws);

(b)	the judgment is final and conclusive; and

(c)	the court in the U.S. had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the Guernsey rules of private international law.

The Guernsey Court will not, however, enforce that judgment if the judgment debtor satisfies the Guernsey Court that:

(a)	the judgment was given in proceedings that were in breach of principles of natural or substantial justice;

(b)	enforcement of the judgment would be contrary to Guernsey public policy;

(c)	the foreign court did not have jurisdiction to give that judgment according to Guernsey rules on the conflict of laws;

(d)	there was fraud on the part of the U.S. court pronouncing judgment;

(e)	there was fraud on the part of the party in whose favor the judgment was given;

(f)	enforcement proceedings are time barred under the Guernsey laws on prescription/limitation;

(g)	the foreign judgment is not for a definite sum of money (which is not a sum in respect of taxes or penalties) or is not final and conclusive;

(h)	the foreign judgment was against a person who was entitled to immunity from the courts of that country; and

(i)

the foreign court had no jurisdiction in circumstances where the judgment debtor was, at the time the proceedings were instituted, present in the foreign country and the bringing of proceedings in that U.S. court was contrary to an agreement under which the dispute was to be settled and the judgment debtor did not agree to the proceedings being brought in that U.S. court, nor counterclaimed or otherwise submitted to the jurisdiction.

If the Guernsey Court gives judgment for the sum payable under a judgment of a United States court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments. These give the Guernsey Court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce any Guernsey judgment: if the judgment debtor is subject to any insolvent administration or similar proceedings; if there is delay; if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States; or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any security interest may affect the circumstances where the Guernsey Court provides judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company and/or in relation to the enforcement of a judgment debt.

Jurisdiction

A foreign court is considered to have jurisdiction where one of four criteria is met, being any of the following:

(a)

where the respondent to the order sought to be enforced was, at the time the proceedings were instituted, present in the foreign jurisdiction (and where that “person” is a corporate entity, where it is resident or maintains a fixed place of business in the foreign jurisdiction);

(b)	where the respondent to the order sought to be enforced was a claimant or counterclaimant in the proceedings in the foreign court;

(c)	where the respondent to the order sought to be enforced submitted to the jurisdiction of the foreign court by voluntarily appearing in the proceedings; or

(d)	where the respondent to the order sought to be enforced agreed, prior to the commencement of the proceedings, to submit to the jurisdiction of the foreign court.

Sum of Money

It is a generally accepted principle of common law in Guernsey that for the Guernsey Court to recognize a foreign judgment, that judgment needs to be for a definite sum of money and must not include deductions or additions for unspecified amounts such as tax, nor can it include penalties.

Final and Conclusive

A foreign judgment which is final and conclusive, for the purposes of recognition under Guernsey common law, is one which cannot be varied by the court which pronounced it, notwithstanding that there may be a right of appeal.

Original actions in courts of Guernsey

The Guernsey Court will prima facie take jurisdiction over an action brought by a holder of Super Group Ordinary Shares under U.S. securities laws against Super Group, and would apply U.S. law (if applicable and appropriate) to determine the liability of Super Group. However, the Guernsey Court may decline to exercise jurisdiction over the claim. A key factor as to whether the Guernsey Court would take jurisdiction is likely to be an argument on forum conveniens. Factors such as the extent of the disputed issues of foreign law, the nature of the dispute, the residence and place of business of Super Group, and the location of key witnesses is likely to influence the Guernsey Court’s decision in this area.

Transfer Agent and Warrant Agent

The transfer agent for Super Group Ordinary Shares and warrant agent for the Super Group warrants is Continental Stock Transfer & Trust Company.

Notices

Super Group will give notice of each Super Group general meeting by publication on its website and in any other manner that we may be required to follow in order to comply with the Super Group Governing Documents, the Guernsey Companies Law and applicable stock exchange and SEC requirements. Each shareholder is deemed to have agreed to accept communication from the Company by electronic means (including, for the avoidance of doubt, by means of a website) in accordance with the Guernsey Companies Law unless the shareholder notifies Super Group otherwise. Holders of registered shares may further be provided notice of the meeting in writing at their addresses as stated in Super Group’s register of shareholders.

Subject to any restrictions imposed on any shares, notice of each general meeting shall be given to Super Group’s shareholders, persons entitled to a share in consequence of the death or bankruptcy of a shareholder, Super Group’s directors, Super Group’s auditor (if any) and persons entitled to vote in respect of a share in consequence of the incapacity of a shareholder.

Other Guernsey Law Considerations

Compromises and Arrangements

Where Super Group and its creditors or shareholders or a class of either of them propose a compromise or arrangement between Super Group and its creditors or its shareholders or a class of either of them (as applicable), the Royal Court of Guernsey (the “Court”) may order a meeting of the creditors or class or creditors or of Super Group’s shareholders or class of shareholders (as applicable) to be called in such manner as the Court directs. Any compromise or arrangement approved by a majority in number representing 75% in value of the members or class of members (excluding any shares held as treasury shares) or creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting, if sanctioned by the Court, is binding on Super Group and all the creditors, shareholders or members of the specific class of either of them (as applicable) and any liquidator or administrator and contributories (where relevant) of Super Group.

Certain Disclosure Obligations of Super Group

Super Group is subject to certain disclosure obligations under Guernsey and U.S. law and the rules of the NYSE. The following is a description of the general disclosure obligations of public companies under Guernsey and U.S. law and the rules of the NYSE as such laws and rules exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.

Periodic Reporting under Guernsey Law

Under the Guernsey Companies Law, Super Group is required to submit to the Guernsey Registry before the last day of February each year an annual validation containing information current as of December 31 of the previous year. Super Group is also required to file with the Guernsey Registry details of any change of its directors, or their details, within 14 days of the relevant change and details of any change of its registered office. Certain shareholder resolutions must also be filed with the Guernsey Registry within certain timeframes. For example, a copy of every Special Resolution must be filed with the Guernsey Registry within 30 days of it being passed.

Periodic Reporting under U.S. Securities Law

Super Group is a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. Super Group intends to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE’s listing standards.

Registration Rights

Certain holders of Super Group securities, including the SEAC Founder Holders, are entitled to registration rights pursuant to the A&R Registration Rights Agreement. See “Related Party Transactions — Amended and Restated Registration Rights Agreement.”

Listing of Super Group Securities

The Super Group Ordinary Shares and warrants are listed on the NYSE under the ticker symbols “SGHC” and “SGHC WS” respectively.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of related-party transactions we have entered into with any of the members of the Super Group Board, our Senior Management and the holders of more than 5% of our Ordinary Shares since our inception on March 29, 2021.

Post-Business Combination Arrangements

In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, SGHC and each Pre-Closing Holder entered into an Exchange Agreement, pursuant to which, on the Closing Date but prior to the Closing (and conditioned upon the Closing), SGHC underwent the Reorganization which included, among other things, the transfer by the Pre-Closing Holders of all issued Ordinary Shares of SGHC in exchange for newly issued Ordinary Shares.

SEAC Founder Holders Consent Letter

Concurrently with the execution of the Business Combination Agreement, the SEAC Founder Holders, SGHC, the Company and SEAC entered into the SEAC Founder Holders Consent Letter, pursuant to which, among other things, the SEAC Founder Holders waived any and all anti-dilution rights described in the Current Charter with respect to Class B Shares held by the SEAC Founder Holders and acknowledge the conversion of such Class B Shares into Class A Shares, as more fully described in the SEAC Founder Holders Consent Letter.

Amended and Restated Registration Rights Agreement

At the Closing, SEAC, SGHC, the Company, the SEAC Founder Holders, certain Pre-Closing Holders and PJT Partners Holdings LP entered into the A&R Registration Rights Agreement (i) amending and restating SEAC’s Registration Rights Agreement, dated as of October 6, 2020, in its entirety, and (ii) pursuant to which, among other things, the Company provided certain registration rights for the Super Group Ordinary Shares and Super Group warrants held by the parties to the A&R Registration Rights Agreement, subject to certain exceptions and as more fully described in the A&R Registration Rights Agreement.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Company, SGHC, SEAC and each Pre-Closing Holder entered into the TSAs, pursuant to which, among other things, the Pre-Closing Holders agreed to vote their outstanding shares of SGHC at any meeting of SGHC’s shareholders in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to SGHC to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders.

Repurchase Agreements

Concurrently with the execution of the Business Combination Agreement, the Company, SGHC, and certain Pre-Closing Holders entered into Repurchase Agreements pursuant to which the Company repurchased Super Group Ordinary Shares from such shareholders in exchange for cash consideration equal to $10.00 per Super Group Ordinary Shares, effective immediately following and conditioned upon the Closing.

SEAC Founder Holders Deferral Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, SEAC, the Sponsor, PJT Partners Holdings LP, Eric Grubman and John Collins entered into the SEAC Founder Holders Deferral Agreement pursuant to which, among other things, (i) the Company was granted a cash redemption right divided into two tranches with respect to the private placement warrants (including the underlying Super Group Ordinary Shares acquired following a permitted exercise of the private placement warrants) which shall entitle the Company to redeem, with respect to the first tranche, 5,500,000 of the private placement warrants at a price per warrant equal to $6.50, and with respect to the second tranche, 5,500,000 of the private placement warrants at a price per warrant equal to $12.50, upon the trading price of the Super Group Ordinary Shares hitting certain price targets which, with respect to the first tranche, shall be $18.00 for any 20 trading days out of any consecutive 30-day trading period, and with respect to the second tranche, shall be $24.00 for any 20 trading days out of any consecutive 30-day trading period, as more fully described in the SEAC Founder Holders Deferral Agreement, and (ii) any private placement warrants (or Super Group Ordinary Shares acquired upon a permitted exercise of the private placement warrants) directly or indirectly owned by Eric Grubman and John Collins (or their affiliates) are subject to additional restrictions on payment, as more fully described in the SEAC Founder Holders Deferral Agreement.

Indemnification Under Articles of Incorporation; Indemnification Agreements

Our governing documents provide that we will indemnify our directors and officers to the fullest extent permitted by Guernsey law. We also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Guernsey law.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company as of October 31, 2022 by:

•	each beneficial owner of more than 5% of the outstanding Ordinary Shares;

•	each executive officer and director of the Company; and

•	all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each ordinary share will entitle the holder to one vote.

The beneficial ownership of the Company is based on 490,197,468 Ordinary Shares issued and outstanding as of October 31, 2022. The ordinary share amounts and expected beneficial ownership percentages set forth below include shares issuable upon exercise of any private placement warrants beneficially owned by the shareholder.

Beneficial Owners	Number of Shares	Percentage
Directors and Executive Management
Alinda Van Wyk(1)(2)	1,561,513	* %
Neal Menashe(1)(3)	16,947,959	3.46%
Richard Hasson(1)(4)	3,019,210	* %
Robert James Dutnall(1)	—	—
John Le Poidevin(1)	—	—
Eric Grubman(7)	6,689,161	1.36%
John Collins(10)	6,611,433	1.34%
Natara Holloway Branch	25,000	* %
Jonathan Jossel	—	—
All directors and executive officers as a group (9 persons)	51,724,508	10.41%
Other 5% Shareholders
Knutsson Limited(5)(6)	236,706,749	48.29%
Chivers Limited(8)(9)	98,401,158	20.07%

*	Less than 1%.
(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
(2)

Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of such shares. Alinda Van Wyk is a beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares.

(3)

Bellerive Trust Limited as Trustee of the Panther Trust is the registered holder of 4,198,803 of such shares and Earl Fiduciary AG as Trustee of the Turtle Trust is the registered holder of 12,749,156 of such shares. Neal Menashe is a beneficiary of the Panther Trust and the Turtle Trust, but does not possess sole or shared voting or investment power over such shares.

(4)

Bellerive Trust Limited as Trustee of the Hamilton Trust is the registered holder of such shares. Richard Hasson is a beneficiary of the Hamilton Trust, but does not possess sole or shared voting or investment power over such shares.

(5)	The business address of the above entity is 24 North Quay, Douglas, Isle of Man, IM1 4LE.

(6)

Knutsson Limited is beneficially owned by Ridgeway Associates Limited as trustees for the Alea Trust. Ridgeway Associates Limited is a professional trustee company whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust or in Knutsson Limited.

(7)

Eric Grubman is the holder of record of 1,720,779 Ordinary Shares and 2,326,132 private placement warrants. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 848,903 Ordinary Shares and 472,222 private placement warrants, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 848,903 Ordinary Shares and 472,222 private placement warrants, and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the securities held by the EPG 2012 Trust.

(8)	The business address of the above entity is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP.
(9)

Chivers Limited is beneficially owned by Waddle Limited as corporate trustee of the Chivers Trust. Waddle Limited is a professional trustee company whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust or in Chivers Limited.

(10)	John Collins is the holder of record of 3,340,857 Ordinary Shares and 3,270,576 private placement warrants.

Holders

As of October 31, 2022, we had approximately 18 shareholders of record of our Ordinary Shares. We estimate that as of October 31, 2022, approximately 26.85% of our outstanding Ordinary Shares are held by 11 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

LEGAL MATTERS

Carey Olsen (Guernsey) LLP, Carey House, Les Banques, St Peter Port, Guernsey, GY1 4BZ, will pass opinion upon the validity of our Ordinary Shares.

EXPERTS

The financial statements of Super Group (SGHC) Limited as at December 31, 2021 and for the period from March 29, 2021 (inception) to December 31, 2021 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of SGHC Limited as at December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-4 under the Securities Act with respect to our Ordinary Shares offered in this Prospectus/Offer to Exchange. This Prospectus/Offer to Exchange is part of a registration statement, but does not contain all of the information included in the registration statement or the exhibits. With respect to references made in this Prospectus/Offer to Exchange to any contract or other document of Super Group, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Each statement in this Prospectus/Offer to Exchange relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this Prospectus/Offer to Exchange and the documents that we reference in this Prospectus/Offer to Exchange and have filed as exhibits to the registration statement, of which this Prospectus/Offer to Exchange is a part, completely.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at https://www.sghc.com. The information contained on, or accessible from, or hyperlinked to our website is not a part of this Prospectus/Offer to Exchange and you should not consider information on our website to be part of this Prospectus/Offer to Exchange. We have included our website address in this Prospectus/Offer to Exchange solely as an inactive textual reference.

Super Group (SGHC) Limited
Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the six months ended June 30, 2022 and 2021

		For the six months ended
	Note	June 30, 2022 Unaudited € ‘000s	June 30, 2021 Unaudited € ‘000s
Revenue	5	655,295	667,010
Direct and marketing expenses	6	(466,417)	(448,062)
General and administrative expenses		(72,455)	(79,060)
Other Operating Income		5,293	4,997
Transaction fees	4	(21,611)	—
Depreciation and amortization expense		(31,169)	(41,981)

Profit from operations		68,936	102,904
Finance income		665	688
Finance expense		(663)	(5,755)
Gain on derivative contracts		1,712	—
Foreign exchange on revaluation of warrants and earnouts	4	(24,029)	—
Share based payment expense	4	(126,252)	—
Change in fair value of warrant liability	4	34,614	—
Change in fair value of earnout liability	4	194,936	—
Gain on bargain purchase		—	10,661

Profit before taxation		149,919	108,498
Income tax expense	7	(14,582)	(6,011)

Profit for the period attributable to owners of the parent		135,337	102,487
Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment		(2,375)	(171)
Other comprehensive (loss)/income for the period		(2,375)	(171)

Total comprehensive income for the period attributable to owners of the parent		132,962	102,316

Weighted average shares outstanding, basic and diluted	8	489,266,292	462,979,116
Earnings per share, basic and diluted	8	0.28	0.22

The accompanying notes are an integral part of these

condensed consolidated financial statements.

Super Group (SGHC) Limited
Interim Condensed Consolidated Statements of Financial Position
as at June 30, 2022 and December 31, 2021

	Note	June 30, 2022 Unaudited € ‘000s	December 31, 2021 € ‘000s

ASSETS

Non-current assets

Intangible assets	9	159,715	172,954
Goodwill	9	24,982	25,023
Property, plant and equipment		12,926	12,498
Right-of-use assets		13,142	14,541
Deferred tax assets		30,859	24,108
Regulatory deposits		9,132	8,594
Loans receivable		11,179	25,516
Financial assets		1,687	1,686

		263,622	284,920
Current assets
Trade and other receivables		156,618	169,252
Income tax receivables		33,923	35,806
Restricted cash	1 1	109,365	60,296
Cash and cash equivalents		220,020	293,798

		519,926	559,152

TOTAL ASSETS		783,548	844,072

LIABILITIES
Non-current liabilities
Lease liabilities		9,939	10,896
Deferred tax liability		8,666	9,248
Interest-bearing loans and borrowings		—	764

		18,605	20,908
Current liabilities
Warrant Liability	4,11	17,418	—
Earnout Liability	4,11	73,798	—
Lease liabilities		4,918	5,353
Deferred consideration		—	13,200
Interest-bearing loans and borrowings		1,233	3,008
Trade and other payables		124,678	147,353
Customer liabilities		49,498	51,959
Provisions	1 4	48,162	47,715
Income tax payables		42,134	40,524

		361,839	309,112

TOTAL LIABILITIES		380,444	330,020

EQUITY
Issued capital	10.1	273,435	269,338
Foreign exchange reserve	10.2	(4,469)	(2,094)
Earnout reserve	10.3	(249,955)	—
Retained p rofit		384,093	246,808

		403,104	514,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		783,548	844,072

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-
3

Super Group (SGHC) Limited
Interim Condensed Consolidated Statements of Changes in Equity
for the six months ended June 30, 2022 and 2021 (unaudited)

		Issued capital	Foreign exchange reserve	Earnout reserve	Retained profit	Total equity
	Note	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Equity as at January 1, 2021		61,222	(1,278)	—	10,930	70,874
Profit for the period		—	—	—	102,487	102,487
Other comprehensive loss for the period		—	(171)	—	—	(171)

Total comprehensive income		—	(171)	—	102,487	102,316
Issue of share capital	10.1	16,716	—	—	—	16,716
Shares issued to extinguish loans	10.1	203,040	—	—	—	203,040
Shares repurchased	10.1	(10,731)	—	—	—	(10,731)

Total transactions with owners		209,025	—	—	—	209,025

Equity as at June 30, 2021 (Unaudited)		270,247	(1,449)	—	113,417	382,215

Equity as at January 1, 2022		269,338	(2,094)	—	246,808	514,052
Profit for the period		—	—	—	135,337	135,337
Other comprehensive loss for the period		—	(2,375)	—	—	(2,375)

Total comprehensive income		—	(2,375)	—	135,337	132,962

Capital reorganization	1	—	—	—	(1,428)	(1,428)
Issue of share capital, net of transaction costs	4, 10.1	226,442	—	—	—	226,442
Shares repurchased	4, 10.1	(222,345)	—	—	—	(222,345)
RSU expense		—	—	—	3,376	3,376
Earnout	4, 10.3	—	—	(249,955)	—	(249,955)

Total transactions with owners		4,097	—	(249,955)	1,948	(243,910)

Equity as at June 30, 2022 (Unaudited)		273,435	(4,469)	(249,955)	384,093	403,104

The accompanying notes are an integral part of these

condensed consolidated financial statements.

Super Group (SGHC) Limited
Interim Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2022 and 2021

		For the six months ended
	Note	June 30, 2022 Unaudited € ‘000s	June 30, 2021 Unaudited € ‘000s
Cash flows from operating activities
Profit for the period		135,337	102,487
Addback:
Income tax expense		14,582	6,011
Profit on disposal of assets		—	(3,093)
Change in fair value of warrant liability		(34,614)	—
Change in fair value of earnout liability		(194,936)	—
Foreign exchange on revaluation of warrants and earnouts		24,029	—
Share based payment expense		126,252	—
RSU expense		3,376	—
Depreciation of property, plant and equipment		2,704	1,398
Gain on bargain purchase		—	(10,661)
Amortization of intangible assets	9	26,087	39,360
Depreciation of right-of-use assets		2,379	1,223
Increase in provisions		257	1,895
Finance income		(665)	(688)
Finance expense		473	5,755
Unrealized foreign currency gain		(11,857)	(526)
Changes in working capital:
Decrease in trade and other receivables		12,825	29,210
Decrease in trade and other payables		(46,028)	(26,733)
(Decrease)/increase in customer liabilities		(2,461)	3,335
Change in restricted cash		(7,621)	(9,087)

Cash from operating activities		50,119	139,886
Dividends tax paid		(5,569)	—
Corporation tax rebates received		1,846	—
Corporation tax paid		(13,781)	(9,746)

Net cash flows from operating activities		32,615	130,140

Cash flows from investing activities
Cash received in interest		519	464
Acquisition of intangible assets		(12,762)	—
Acquisition of property, plant and equipment		(2,740)	(1,334)
Acquisition of businesses, net of cash acquired		—	5,151
Cash used in financial assets		—	(848)
Restricted cash guarantee		(41,448)	—
Issuance of loans receivable		(3,749)	(25)
Receipts from loans receivable		18,485	—
Receipt of repayment of loans and borrowings		—	34,449
Cash used in regulatory deposits		(538)	(5,650)

Net cash flows (used in)/from investing activities		(42,233)	32,207

Cash flows from financing activities
Shares repurchased	4, 10.1	(222,345)	(10,731)
Cash paid for deferred consideration		(13,200)	(2,089)
Proceeds from shares issued , net of transaction costs	4	170,632	3,570
Repayment of interest-bearing loans and borrowings		(4,761)	(16,815)
Repayment of lease liabilities - interest		(468)	(205)
Repayment of lease liabilities - principal		(2,573)	(2,566)

Net cash flows used in financing activities		(72,715)	(28,836)

Increase in cash and cash equivalents		(82,333)	133,511
Cash and cash equivalents at beginning of the period		293,798	138,540
Effects of exchange rate fluctuations on cash held		8,555	(225)

Cash and cash equivalents at end of the period		220,020	271,826

The accompanying notes are an integral part of these condensed consolidated financial statements.

1	General information and basis of preparation
General information
Super Group (SGHC) Limited (‘Super Group’ or the ‘Company’) is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the ‘Companies Law’) on March 29, 2021. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
Super Group and its subsidiaries (together ‘the Group’) operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. Super Group is the ultimate holding company of the Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
Basis of preparation
The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the
SGHC Limited’s
annual consolidated financial statements as of and for the year ended December 31, 2021.
Super Group was incorporated with the purpose of reorganizing the previous group headed by SGHC Limited (hereinafter “SGHC”) and to execute an agreement with new investors (hereinafter the “Business Combination Agreement”) to effect a public listing of shares on the New York Stock Exchange (hereinafter the “Transaction”). On January 27, 2022 (the ‘Closing date’) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the ‘Business Combination Agreement’) dated April 23, 2021, by and among SGHC, Super Group, Sports Entertainment Acquisition Corp (‘SEAC’), a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), a Delaware corporation and a wholly-owned
subsidiary of Super Group, which resulted in the public listing of the Group, described further in note 4.
Prior to the closing date, SGHC shareholders
(“Pre-Closing
Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio of 8.51 to 1. As a consequence of the exchange previously existing shareholders of SGHC obtained 458,721,777 ordinary shares in Super Group, equating to 93.58% of the issued capital of Super Group (SGHC) Limited. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC.
Super Group could not be considered a separate entity acting in its own right, and the economic substance of its incorporation and the holding of SGHC shares constitutes a reorganization of the Group for the sole purpose of the public listing. As such, Super Group did not meet the definition of a business under IFRS 3 and therefore the transaction was accounted for as a capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the pre-combination book values of SGHC Limited and Super Group (SGHC) Limited.
Consequently, management has concluded that Super Group should recognize in its interim condensed consolidated financial statements the net assets of SGHC and subsidiaries as per their preceding carrying amounts, and that comparatives should be re-presented, as the consolidated financial statements of
Super Group (
SGHC
) Limited
are a continuation of those of
SGHC Limited.
Certain prior period amounts have been reclassified to

conform to the current period presentation with no material impact on previously reported net loss, cash flows or financial position.

1	General information and basis of preparation (continued)

Therefore, the comparable consolidated financial information as of 31 December 2021 and the interim condensed consolidated financial information for the period ended June 30, 2021 represent consolidated financial information of SGHC Limited.
Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group. The June 30, 2021 comparative financial statements are based on the operations of SGHC prior to the capital reorganization. Comparative earnings per share, basic and diluted were restated for the effect of the capital reorganization.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.

Details of the Group’s accounting policies and critical judgements are included in note 2 and note 3, respectively.

2	New accounting policies
The accounting policies used for the interim condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements of SGHC Limited for the year-ended December 31, 2021. The only exceptions are the accounting policies for the Group’s RSU awards, Earnout liability, and Warrant liability recognized during the six-month
period ended June 30, 2022, as described
below:
RSU Awards
The Group operates an equity incentive plan which qualifies as an equity settled share-base payment plan in accordance with IFRS 2,
Share-based Payments
. The cost of equity-settled transactions is determined by the fair value at the date of grant. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant. The cost is recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income over the vesting period.
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has lapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income for the period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the service condition being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
Earnout Liability
The Earnout liability, which is further discussed in note 4, is initially recognized at fair value at inception with an offsetting entry made to Earnout reserve. The Earnout liability is subsequently re-measured
at fair value at each reporting date using a Monte Carlo valuation simulation (see note 11), with the changes in fair value recognized in the ‘change in fair value of earnout liability’ line item within the interim condensed consolidated statement of profit and loss and other comprehensive income.

2	New accounting policies (continued)

Warrant Liability
Warrants, which are further discussed in note 4, are classified and accounted for as derivative financial liabilities and are initially recognized at their fair value. The warrants are subsequently re-measured
at fair value at each reporting date with changes in fair value recognized in the ‘change in fair value of warrant liability’ line item within the interim condensed consolidated statement of profit and loss and other comprehensive income. The fair value of the public warrants is determined using their quoted market price. The fair value of the private warrants is determined using a Black Scholes model (see note 11).
Recent accounting pronouncements
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

3	Critical accounting estimates and judgments
The preparation of financial statements under IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”) requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
The critical judgments and key accounting estimates made by management in applying the Group’s accounting policies were the same as those described in the consolidated financial statements as at December 31, 2021. The only exceptions are as described below:
Critical judgments
On January 27, 2022 (the “Closing Date”), Super Group completed the merger pursuant to the Business Combination Agreement described further in note 4.
Regarding this Transaction the Group has considered the following main estimations and judgements:
SGHC acquisition
From an accounting perspective, the acquisition of SGHC Limited and subsidiaries is not
a business combination
and is a reorganization of the group structure to insert a new holding company which is not in the scope of

IFRS 3.
After analyzing all the factors involving the Transaction, and based on main interpretations used by other issuers, the Group has concluded that Super Group cannot be considered as a separate entity acting in its own right as an acquirer in a business combination (it acts on behalf of the same shareholders of SGHC Limited) and the economic substance of its incorporation and the holding of the SGHC shares is intended only for a reorganization of the group with the sole purpose to effect the public listing.
Consequently, the Group has decided that Super Group recognizes in its interim condensed consolidated financial statements the net assets of SGHC Limited and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) accounting) and will apply this accounting treatment to similar transactions in the future. Refer to note 4 for further details.
Acquisition of SEAC
The acquisition of SEAC is not within the scope of IFRS 3 as SEAC does not meet the definition of a business in accordance with IFRS 3.

3	Critical accounting estimates and judgments (continued)

Therefore, Super Group has not acquired a business through the transaction but accounted for the SEAC shares in accordance with IFRS 2, Share-based payments. SEAC has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded.
As a result of this Transaction, SEAC shareholders became shareholders of Super Group. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Super Group shares and warrants issued over the fair value of SEAC’s identifiable net assets acquired represents compensation for the service of share exchange listing for its shares and has been expensed as incurred.in the interim condensed consolidated statement of profit or loss and other comprehensive income of Super Group at closing date (see note 4).
Earnout Liability
Earnout Shares were issued by Super Group
to the pre-closing holders
as part of the consideration transferred in the SEAC merger. According to management’s assessment, Earnout Shares fall within the scope of IAS 32,
Financial Instruments: Presentation.
As the arrangement may result in Super Group issuing a variable number of shares in the future, in accordance with IAS 32, the Earnout Shares have been classified as current financial liabilities, refer to note 4 for further details.
The fair value of the Earnout liability is arrived at by using appropriate valuation techniques using a Monte Carlo valuation simulation. The key assumptions used in the valuation are disclosed in note 11.
Warrant Liability
Public and Private Warrants originally issued by SEAC to its public shareholders and its sponsors were converted on the closing date of the Business Combination Agreement, into a right to acquire one ordinary share of Super Group on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of SEAC at the time of the Transaction.
According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.
The total Warrant liability balance is composed of both public and private warrants. The public warrants are classified as level 1 category in the fair value hierarchy due to the existence

of
a quoted

price in an active market. The private warrants qualify for the level 3 category in the fair value hierarchy due to the fact that they are not traded in an active market and their fair value is determined using unobservable inputs in a Black-Scholes valuation model. The key assumptions used in the valuation of private warrants are disclosed in note 11.
Treatment of transaction costs
In accordance with IAS 32, Super Group has analyzed the total costs incurred in the Transaction to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expenses through profit or loss.
Some costs have been considered 100% attributable to the issuance of the new shares in exchange for cash, while other costs incurred related to a combination of the issuance of new shares and obtaining the listing. For this latter group of costs, only the part that could be attributed to the issuance of new shares in exchange for cash are deducted from equity, which percentage was determined as the ratio of the number of new shares issued in exchange for cash compared to the total number of outstanding shares after the Transaction.

3	Critical accounting estimates and judgments (continued)

A total amount of €1.4 million of incremental and directly attributable costs for the issuance of new shares has been deducted from issued capital

directly.
Non-incremental
and not directly attributable costs for the issuance of shares in the amount of €21.6 million (note 4) are expensed in profit or loss.
Although these estimates and judgements made by the Company’s management were based on the best information available at June 30, 2022, it is possible that events which might take place in the future would require their adjustment in future periods.

4	Significant events and transactions
SEAC merger
On the Closing date the Company completed the merger pursuant to the Business Combination Agreement dated April 23, 2021, by and among SGHC, Super Group, SEAC, a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Merger Sub, a Delaware corporation and a wholly-owned
subsidiary of Super Group, which resulted in the public listing of the Group, described in this section.
Prior to the closing date, SGHC shareholders
(“Pre-Closing
Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio of 8.51 to 1. As a consequence of the exchange previously existing shareholders of SGHC obtained 458,721,777 ordinary shares in Super Group, equating to 93.58% of the issued capital of Super Group (SGHC) Limited. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC. The transaction was accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3,
Business Combinations
prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the net assets acquired at SGHC’s pre-combination
book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group. The June 30, 2021 comparative financial statements are based on the operations of SGHC prior to the capital reorganization. Comparative earnings per share, basic and diluted were restated for the effect of the capital reorganization.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.
SEAC is not considered a business as defined by IFRS 3,
Business Combinations
given it consists predominately of cash in the Trust Account. As Super Group acquired SEAC’s cash balance and other net assets and SEAC’s public listing through the issuance of its shares and warrants, the merger transaction is accounted for under IFRS 2,
Share-based
Payment.
Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC is treated as the acquired company for financial reporting purposes.
The difference in the fair value of the consideration (i.e. 31,475,691 shares, 22,499,986 public warrants and 11,000,000 private warrants issued by Super Group) for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represents a service for the listing of Super Group and is recognized as a share-based
payment expense.
The fair value of consideration transferred for the acquisition of SEAC on January 27, 2022 was as follows:

•	Closing share price of SEAC’s shares as traded on NYSE which was $8.14 per share (€7.19), resulting in a value of €226.4 million.

•	Closing price of SEAC’s public warrants as traded on NYSE which was $1.63 per warrant (€1.44), resulting in a value of €32.3 million.

4	Significant events and transactions (continued)

•	The valuation of the private warrants using the Black Scholes valuation at a total amount of €14.1 million.
The net assets of SEAC of €146.2 million, which were primarily comprised of €170.6 million in cash and cash equivalents less redemptions, deferred underwriting fees and offering costs of €17.5 million and accrued expenses of €4.6 million, were assumed by Super Group and the issuance of ordinary shares and warrants by Super Group was recognized at a fair value of €272.8 million, with the resulting difference amounting to €126.2 million representing the listing expense recognized on the transaction.
SGHC incurred transactions costs of €22.9 million of which €21.6 million has been allocated to
Pre-Closing
Holders and expensed with the remaining amount of €1.4 million allocated to new share ownership and applied as a reduction to issued

capital.
Warrants
The warrants issued by Super Group as part of the consideration are classified as financial liabilities with any movements in the value of the warrants reflected in the interim condensed consolidated statement of profit or loss and other comprehensive income. Each warrant entitles the holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to certain adjustments. The warrants will expire on January 27, 2027, or earlier upon redemption or liquidation. The warrants were revalued as at June 30, 2022 at €17.4 million, resulting in a gain recognized in the income statement of €34.6 million for the period, net of foreign currency exchange rate movements in the period which resulted in a €5.6 million charge to foreign exchange movements on revaluation of warrants and earnouts within the interim condensed consolidated statement of profit and loss and other comprehensive income.
Earnout Shares
Further to the above, pursuant to the Business Combination Agreement,
Pre-Closing
Holders have a contingent right to receive up to 50,969,088 Earnout Shares. The Earnout Shares are issuable by Super Group to the
Pre-Closing
Holders subject to attainment of certain stock price hurdles over a five-year
period from the Closing Date.
As the arrangement may result in Super Group issuing a variable number of shares in the future, in accordance with IAS 32, the Earnout Shares have been recognized as a financial liability measured at fair value. The initial offsetting entry has been made to Earnout reserves as this is recorded in the same manner as a dividend since it is giving value to existing shareholders. Subsequently, the financial liability is re-measured
to fair value at each reporting date with any changes in value reflected in the interim condensed consolidated statement of profit or loss and other comprehensive income. The Earnout Shares were valued at €250.0 million on January 27, 2022 using an option pricing model. The earnout liability was revalued as at June 30, 2022 at €73.8 million, resulting in a gain recognized in the income statement of €194.9 million for the period net of foreign currency exchange rate movements in the period which resulted in a €18.8 million charge to foreign exchange on revaluation of warrants and earnouts within the interim condensed consolidated statement of profit and loss and other comprehensive income.
Repurchases
Concurrently with the execution of the Business Combination Agreement, the Company, SGHC, and certain
Pre-Closing
Holders entered into repurchase agreements pursuant to which the Company repurchased Super Group shares from such shareholders. Aggregate cash consideration of €222.3 million was paid to certain of the
Pre-Closing
Holders in exchange for an agreed portion of their Super Group shares at a value of $10 per share.

5	Segment reporting
Betway:
Premier single brand online sportsbook focused business with a global footprint and strategic partnerships with teams and leagues worldwide.
Spin:
Premier
multi-brand
online casino focused business with established market leadership in high growth markets.
Information related to each reportable segment for the six months ended June 30, 2022 and 2021, respectively, is set out below. Adjusted EBITDA is an alternative performance measure used by management as they believe that this information is the most relevant indicator in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA is not a GAAP measure, is not intended as substitute for GAAP measures and may not be comparable to performance measures used by other companies.

	For the six months ended June 30, 2022
	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Other 2 € ‘000s (Unaudited)	Total € ‘000s (Unaudited)
Revenue	365,675	289,620	—	655,295
Direct and marketing expenses	(301,322)	(165,588)	493	(466,417)
General and Administration Expenses	(35,462)	(32,180)	(4,813)	(72,455)
Other Operating Income	3,644	1,311	338	5,293
Transaction fees	(825)	—	(20,786)	(21,611)
Depreciation and amortization expense	(10,528)	(16,558)	(4,083)	(31,169)

Profit/(loss) from operations	21,182	76,605	(28,851)	68,936

Adjusted EBITDA 1	32,535	93,163	(606)	125,092

	For the six months ended June 30, 2021
	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Other 2 € ‘000s (Unaudited)	Total € ‘000s (Unaudited)
Revenue	342,500	324,510	—	667,010
Direct and marketing expenses	(251,449)	(190,738)	(5,875)	(448,062)
General and Administration Expenses	(43,704)	(43,689)	8,333	(79,060)
Other Operating Income	158	4,839	—	4,997
Depreciation and amortization expense	(23,970)	(17,475)	(536)	(41,981)

Profit from operations	23,535	77,447	1,922	102,904

Adjusted EBITDA 1	47,504	94,923	2,458	144,885

1
Adjusted EBITDA is a
non-GAAP
measure in the above segment note and is defined as profit for the period before depreciation, amortization, impairment, finance income, finance expense, gain on bargain purchase, transaction fees, gain on derivative contracts, share based payment expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, RSU expense and tax expense/credit.

2
€0.6 million (2021: (€2.5 million)) disclosed as “Other Adjusted EBITDA” comprises employment, legal, accounting, and other central administrative costs incurred by the Group and its back office outsourcing subsidiaries.

5	Segment reporting (continued)

The reconciliation of
non-GAAP
information on reportable segments to amounts reported in the financial statements:

	For the six months ended June 30
	2022 (Unaudited)	2021 (Unaudited)
	€ ‘000s	€ ‘000s
Profit for the period	135,337	102,487
Income tax expense	14,582	6,011
Finance income	(665)	(688)
Finance expense	663	5,755
Depreciation and amortization expense	31,169	41,981

EBITDA	181,086	155,546
Transaction fees	21,611	—
Gain on derivative contracts	(1,712)	—
Gain on bargain purchase	—	(10,661)
Share based payment expense	126,252	—
Foreign exchange on revaluation of warrants and earnouts	24,029	—
Change in fair value of warrant liability	(34,614)	—
Change in fair value of earnout liability	(194,936)	—
RSU expense	3,376	—

Adjusted EBITDA	125,092	144,885

Disaggregation of revenue
Group revenue disaggregated by product line for the six months ended June 30, 2022:

	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Total € ‘000s (Unaudited))
Online casino 3	119,595	289,220	408,815
Sports betting 3	219,777	400	220,177
Brand licensing 4	25,656	—	25,656
Other 5	647	—	647

Total Group revenue	365,675	289,620	655,295

Group revenues disaggregated by product line for the six months ended June 30, 2021:

	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Total € ‘000s (Unaudited)
Online casino 3	123,630	322,290	445,920
Sports betting 3	184,235	939	185,174
Brand licensing 4	34,635	136	34,771
Other 5	—	1,145	1,145

Total Group revenue	342,500	324,510	667,010

3	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.

5	Segment reporting (continued)

4	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
5	Other relates to rebates received from external processors.
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group operates. The Group has not provided geographic information regarding its non-current
assets as this information is not available and is impracticable to determine. Revenues from external customers for the period attributed to Canada are €292.3 million (2021: €323.2 million), South Africa €80.1 million (2021: €45.1 million) and India €78.6 million (2021: €63.4 million) . No other country accounts for more than 10% of total external revenues. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	For the six months ended June 30, 2022
	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Total € ‘000s (Unaudited)
Africa and Middle East	126,700	1,996	128,696
Asia-Pacific	105,410	50,620	156,030
Europe	58,708	4,520	63,228
North America	67,679	225,498	293,177
South/Latin America	7,178	6,986	14,164

	365,675	289,620	655,295

	%	%	%
Africa and Middle East	35%	1%	20%
Asia-Pacific	29%	17%	24%
Europe	16%	2%	10%
North America	18%	78%	44%
South/Latin America	2%	2%	2%

	For the six months ended June 30, 2021
	Betway € ‘000s (Unaudited)	Spin € ‘000s (Unaudited)	Total € ‘000s (Unaudited)
Africa and Middle East	87,521	3,269	90,790
Asia-Pacific	111,469	45,436	156,905
Europe	70,014	12,018	82,032
North America	67,246	255,347	322,593
South/Latin America	6,250	8,440	14,690

	342,500	324,510	667,010

	%	%	%
Africa and Middle East	26%	1%	14%
Asia-Pacific	33%	14%	24%
Europe	20%	4%	12%
North America	19%	78%	48%
South/Latin America	2%	3%	2%

6	Direct and Marketing expenses
Direct and marketing expenses as disclosed on the Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the period includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to

€
220.1
 million (2021: €

million).

7	Income tax
Tax is accrued for during the interim reporting period using the Group’s best estimate of the weighted average tax rate that is expected to be applicable to estimated total annual earnings. This expected annual effective tax rate is applied to the taxable income of the interim period.
The Group’s adjusted effective tax rate for the period was 10% (for the six months to June 30, 2021 this was a tax charge of 6%), compared to the standard Guernsey tax rate of 0%.

8	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022 € ‘000s (Unaudited)	2021 € ‘000s (Unaudited)
Profit for the period attributable to owners of the parent	135,337	102,487
Weighted average number of ordinary shares outstanding for basic and diluted EPS*	489,266,292	462,979,116

Earnings per share, basic and diluted	0.28	0.22

*
Shares in issue prior to January 27, 2022 have been retrospectively adjusted for the impact of the share issuance to
Pre-Closing
Holders at a fixed ratio of 8.51 for 1 as described in note 4. Refer to note 10 for the ordinary shares issued and fully paid as at June 30, 2022 and 2021 reflecting the impact of the Transaction.

The dilutive earnings per share attributable to owners of the parent for the six months ended June 30, 2022, does not include 6,671,500 (2021: nil) shares relating to potential dilutive effect of the Group’s RSU awards, 50,969,088 (2021: nil) shares relating to potential dilutive effect of the Group’s earnout shares, or 33,499,986 (2021: nil) shares relating to potential dilutive effect of the Group’s warrants as to do so would be antidilutive.

9	Intangible Assets

	Goodwill € ‘000s	Customer databases € ‘000s	Brands € ‘000s	Licenses € ‘000s	Exclusive License rights € ‘000s	Marketing and data analytics know-how € ‘000s	Acquired technology € ‘000s	Internally- generated software development costs € ‘000s	Total € ‘000s
Cost
At January 1, 2022	25,023	27,176	74,093	5,710	55,000	117,442	29,628	30,921	364,993
Arising on merger transaction	—	—	—	—	—	—	—	10	10
Disposals	—	—	—	—	—	—	—	(43)	(43)
Additions	—	—	—	772	—	—	—	12,171	12,943
Effects of movements in exchange rates	(41)	8	—	(30 0)	—	—	2	83	(24 8)
At June 30, 2022	24,98 2	27,18 4	74,09 3	6,18 2	55,00 0	117,44 2	29,63 0	43,142	377,65 5

9	Intangible Assets (continued)

	Goodwill € ‘000s	Customer databases € ‘000s	Brands € ‘000s	Licenses € ‘000s	Exclusive License rights € ‘000s	Marketing and data analytics know-how € ‘000s	Acquired technology € ‘000s	Internally- generated software development costs € ‘000s	Total € ‘000s
Accumulated amortization and impairment
At January 1, 2022	—	20,520	17,580	2,297	55,000	45,074	19,186	7,359	167,016
Amortization charge for the period	—	1,585	3,654	420	—	12,820	3,245	4,363	26,087
Disposals	—	—	—	—	—	—	—	(139)	(139)
Effects of movements in exchange rates	—	—	—	4	—	—	(12)	2	(6)

At June 30, 2022	—	22,105	21,234	2,721	55,000	57,894	22,419	11,585	192,958

Net book value
At December 31, 2021	25,023	6,656	56,513	3,413	—	72,368	10,442	23,562	197,977
At June 30, 2022	24,982	5,079	52,859	3,461	—	59,548	7,211	31,557	184,697

10	Equity

	2022	2021
	Number of shares (Unaudited)	Number of shares (Unaudited)
Ordinary shares issued and fully paid as at December 31, 2020 (as previously reported)	—	54,553,972

Retrospective application of capital reorganization	—	409,592,674
Ordinary shares issued and fully paid as at January 1*	483,715,048	464,146,646

Share buy-back during the period	(24,993,271)	(5,886,567)
Issued during the period	31,475,691	25,454,969

Ordinary shares issued and fully paid as at June 30	490,197,468	483,715,048

*	Shares in issue prior to January 27, 2022 have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1 as described in note 4.

10.1	Issued capital

As discussed in note 4, the SGHC
Pre-Closing
Holders exchanged all issued shares in SGHC for newly issued shares in Super Group at a fixed ratio. The issuance of these shares to
Pre-Closing
Holders has been presented as if the shares had been issued at the beginning of the earliest period presented.

10	Equity (continued)

10.1	Issued capital (continued)

As discussed
in note 4, on the Closing Date SEAC merged with and into Merger Sub, with SEAC as the surviving company. All shares of SEAC class A ordinary common stock outstanding immediately prior to the merger (after giving effect to all requested stockholder redemptions) were extinguished and converted into newly issued shares in Super Group on a one-for-one
basis.
The net assets of SEAC of €164 million were assumed by Super Group and the issuance of ordinary shares and warrants by Super Group was recognized at fair value of €226.4 million and €46.4 million, respectively, with the resulting difference representing a service for listing of the Super Group shares and accounted for as a share-based payment expense in accordance with IFRS 2.
As discussed in note 4, the Company, SGHC, and certain
Pre-Closing
Holders entered into repurchase agreements pursuant to which the Company repurchased Super Group shares from such shareholders. Aggregate cash consideration of €222.3 million was paid to certain of the
Pre-Closing
Holders in exchange for an agreed portion of their Super Group shares at a value of $10 per share.
On January 27, 2021 the Company bought back 5,886,567 of its shares from its shareholders for €10.7 million. This transaction has been treated as a reduction of issued capital.
On March 12, 2021, the Company issued 1,958,378 no par registered shares to minority shareholders in SGHC in exchange for the acquisition of Raging River for a fair value of €16.7 million. The shareholders paid an amount of €3.6 million towards the issue of shares. The €16.7 million for the issuance of shares has been recorded to issued capital.
On June 25, 2021, external loans with a value of €203.0 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 23,496,592 ordinary shares in the Company, in the same pro-rata
proportions as the shareholding percentages just prior to this loan novation and share issue. The Company issued these shares on June 30, 2021.

10.2	Foreign Exchange reserve
The foreign exchange reserve relates to retranslation of the Group’s foreign subsidiaries with a non-Euro
functional currency into the Group’s presentation currency.

10.3	Earnout reserves
As discussed in Note 4, pursuant to the Business Combination Agreement,
Pre-closing
Holders have a contingent right to receive up to 50,969,088 Earnout Shares subject to Super Group attaining certain stock price hurdles over a five-year period from the Closing Date. The Earnout Shares are recognized in the same manner as a dividend and recorded to Earnout reserves as they are giving value to existing shareholders.

10.4	Entities with significant influence over the Group
During the
six-month
period ended as at June 30, 2022, the Group did not have an ultimate holding company as no entity is deemed to have control over the Group. Instead both Knuttson Ltd and Chivers Ltd (previously Chivers Trust) are considered to exercise significant influence by way of holding 48.29% and 20.07%, respectively, of the issued share capital of the Group as at June 30, 2022, compared to 48.94% and 20.34%, respectively, as at June 30, 2021.

11	Financial instruments - fair values
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets
or

11	Financial instruments - fair values (continued)

liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Fair values
Fair values versus carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the interim condensed consolidated statement of financial position:

	Carrying Amount June 30, 2022	Fair Value June 30, 2022	Carrying Amount December 31, 2021	Fair Value December 31, 2021
	€ ‘000s (Unaudited)	€ ‘000s (Unaudited)	€ ‘000s (Audited)	€ ‘000s (Audited)
Assets
Loans receivable	11,179	11,179	25,516	25,516
Trade and other receivables	110,237	110,237	119,841	119,841
Regulatory deposits	9,132	9,132	8,594	8,594
Restricted cash	109,365	109,365	60,296	60,296
Cash and cash equivalents	220,020	220,020	293,798	293,798
Financial assets
Investments in non-listed equity instruments	1,687	1,687	1,685	1,685

Total	461,620	459,994	509,730	509,730

Liabilities
Warrant Liability (at fair value through profit/loss)	17,418	17,418	—	—
Earnout Liability (at fair value through profit/loss)	73,798	73,798	—	—
Trade and other payables	110,265	110,265	134,930	134,930
Lease liabilities	14,857	14,857	16,249	16,249
Deferred consideration	—	—	13,200	13,200
Interest-bearing loans and borrowings	1,233	1,233	3,772	3,772
Customer liabilities (at fair value through profit/loss)	49,498	49,498	51,959	51,959

Total	267,069	267,069	220,110	220,110

Net	194,551	192,865	289,620	289,620

Fair value hierarchy
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

11	Financial instruments - fair values (continued)

•	Level 2: inputs for the asset or liability that are based on observable market data (i.e. observable inputs); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).
Basis for determining fair values
The following are the significant methods and assumptions used to estimate the fair values for the financial instruments above.
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer liabilities
Customer liabilities are fair valued as at period end to reflect the movement in the odds between the date the bet was placed and the odds as at period end.
Earnout liability
During the earnout period, the holders of the Earnout Shares will receive Super Group’s shares contingent upon hitting each tranche’s respective hurdle. As this can occur at any point during the earnout period the Earnout liability was valued using a Monte Carlo simulation. Key valuation assumptions are as follows:

	Tranche I ($11.50)	Tranche II ($12.50)	Tranche III ($14.00)
Share price ($)	4.1	4.1	4.1
Exercise price ($)	0	0	0
Volatility	44.3%	44.3%	44.3%
Time to expiration (years)	4.575	4.575	4.575
Risk-free rate	3.01%	3.01%	3.01%
Any increase or decrease in the share price volatility of
5
%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Earnout Shares of approximately €
10.9
 million or a decrease in the fair value of the Earnout Shares of approximately €
16.5
 million, respectively.

Warrant liability
Private Warrants are classified as level 3 due to the use of unobservable inputs. The fair value is determined using a Black Scholes model. Key valuation assumptions are as follows:

Share price ($)	4.1
Exercise price ($)	11.5
Volatility	44.3%
Time to expiration (years)	3.25
Risk free rate	2.99%

11	Financial instruments - fair values (continued)
Any increase or decrease in the share price volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Private Warrants of approximately €1.2 million or a decrease in the fair value of the Private Placement Warrants of approximately €1.2 million, respectively.
Verno option
At April 16, 2021, the Group entered into a call option to purchase 100% of the shares in Verno, exercisable during the period from April 16, 2021 to December 31, 2023. SGHC had no ownership interest in Verno at this time. As the call option is for 100% of the shares in Verno, SGHC assessed whether the option is substantive and whether the option provides control over Verno. At April 16, 2021, SGHC Limited could exercise the option at any time; therefore, it had the practical ability to exercise the option when decisions about the direction of relevant activities needed to be made. However, there were other barriers preventing SGHC from exercising the option. Some of the barriers included ongoing investigations from regulators, uncertainties regarding tax compliance and concerns regarded the regulatory environment. Furthermore, at June 30, 2021, an addendum to the option was issued and the exercise date was amended to June 30, 2023. Therefore, this option was no longer exercisable at the reporting dates.
The Group determined that SGHC does not have control over Verno and recognized the option as a derivative in accordance with IFRS 9 Financial Instruments.
Upon initial recognition of the Verno option, the Group recognized the transaction price of €1,000 relating to the amount paid in order to enter into the option. There is a difference between the fair value of the option (€
22.6
million) and the transaction price, referred to as a day 1 gain, which the Group did not recognize as the valuation of the option is not based on quoted prices in an active market. The option related to effect an anticipated reorganization for which there were uncertainties around the outcome of certain events as such a nominal amount was seen as an appropriate fair value for the transaction price. The fair value of the option remains below the day one gain value and accordingly none of the day one gain has been recognised in the consolidated statement of profit or loss and comprehensive income.

	For the six months ended June
	2022	2021
	€ ‘000s (Unaudited)	€ ‘000s (Unaudited)
Opening balance	13,081	—
Gain or loss on initial recognition	—	22,589
Changes in fair value during the period	5,722	(11,576)
Closing balance	18,803	11,013
In determining the fair value of the call option over the Verno shares, the Group applied a valuation technique that takes into account the regulatory risks in the UK. This approach allows for a two-step
process, which incorporates uncertainty around the success or not of the license review and the underlying business risk using the Black Scholes method.
Funding and option arrangements
The Group entered into three separate funding and option arrangements with Bellerive Capital Limited (“BCL”) in 2014, 2015 and 2016, under which the Group provided a funding contribution for the sole purpose of BCL acquiring a 100% interest in Digiprocessing, Richhill (parent company of Raichu), and Haber respectively. Per the agreement, any proceeds received by BCL from the investment entities in excess of the initial contributions shall be allocated between the Group and BCL after deduction of any relevant expenses incurred by BCL. As part of this allocation, the Group earned €1.7 million and nil during the six months ended June 30, 2022 and 2021, respectively, which were proceeds received in excess of the initial funding contribution. This has been recognized as other income in the interim condensed consolidated statements of profit or loss and other comprehensive income.

11	Financial instruments - fair values (continued)

Investments in
non-listed
equity instruments
On 17 May 2021, Merryvale Limited purchased preference shares in Beryllium Ventures Pte. Ltd for which the Group holds a non-controlling
interest. These investments were irrevocably designated at fair value through OCI as the Group considers this investment to be strategic in nature. The fair value of the investment is recognized at the fair value of the transaction price as the transaction is between entities that are unrelated. Any movement in the fair value of the investment between the date of acquisition and the reporting period is immaterial.
Restricted cash related to Digital Gaming Corporation
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”)
initially set at US

$50 million. This amount was subsequently increased via amendments to the facility agreement to US

$150 million. As of June 30,
2022, the total draws on this facility amounted to US

$88.0 million which is the maximum credit risk exposure of the Group in the event of DGC failing to repay the loan and has been set aside within restricted cash as required by the lender. The Group has an option to acquire DGC conditional on DGC obtaining various regulatory approvals. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. The Group considers the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group.

12	Related party transactions
Remuneration of key management personnel
The remuneration of the directors and executive officers (excluding non-executive
directors), who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS

24, ‘Related Party Disclosures’. These expenses are included in the ‘General and administrative expenses’ line item within the interim condensed consolidated statement of profit or loss and other comprehensive income.

	For the six months ended June 30
	2022	2021
	€ ‘000s (Unaudited)	€ ‘000s (Unaudited)
Short term employee benefits	1,735	2,637
Post-employment pension and medical benefits	—	48

	1,735	2,685

Key management personnel services were also provided by Whitfield Management Limited. Amounts paid to Whitfield Management Limited for these services for the period ended June 30, 2022 amounted to €0.8 million (2021: €0.8 million).

13	Dividends paid and proposed
No dividends were proposed or declared for the current and prior period under review.

14	Provisions

	June 30, 2022 € ‘000s (Unaudited)	December 31, 2021 € ‘000s (Audited)
Withholding, indirect and gaming taxes

As at the beginning of the period	47,715	45,766
Settled in the period	—	(706)
Effects of movements in exchange rates	190	840
Provided in the period	257	3,425
Amounts transferred to accruals during the year	—	(1,610)

As at the end of the period	48,162	47,715

Current	48,162	47,715
Non-current	—	—

Total Provisions	48,162	47,715

Provisions have been made based on the Group’s best estimate of the future cash flows, considering the risks associated with each obligation.
Withholding, indirect and gaming tax provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable.
The Group makes provisions for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgements about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the period in which such determination is made.

15	Commitments and contingencies
Withholding, indirect and gaming taxes
The Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities considering current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers and/or legal counsel. For the interim period ended June 30, 2022, management reassessed that the financial effect of such contingencies and determined that they are still probable but cannot be reliably measured due to considerable uncertainty regarding amount and/or timing.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business. The Group takes legal advice as to the likelihood of success of claims and counterclaims. For the interim period ended June 30, 2022, no provision is made due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, arising from any of the legal proceedings can be determined.

16	Subsequent events
Verno Option
On August 18, 2022, an amendment was issued for the Group to exercise the call option to purchase 100% of the shares in Verno following the completion of the ongoing regulatory investigations. The amendment allowed the option to be immediately exercisable by the Group. The acquisition completed on September 1, 2022.
Given the proximity of the date of approval of these financial statements and the date of the acquisition, management have not completed the purchase price allocation exercise as required under IFRS 3 and as such the fair value of assets and liabilities acquired has not been disclosed.

Lease Agreement
On September 16, 2022, the Group entered into a lease agreement with approximately €70 million of commitments. The agreement has a lease term of 15 years beginning in April 2025, with planned leasehold improvements to be completed prior to the beginning of the lease period. The expenditures for leasehold improvements will be capitalized as incurred and amortized over its useful life. As of the date of reporting, the Group has not obtained access to the property and thus no leasehold improvements have been completed.
Increase in financial guarantee
Subsequent to June 30, 2022, Digital Gaming Corporation Limited has made additional draws upon the facility with Standard Bank totaling €20 million. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
SGHC Limited
St Peter Port, Guernsey
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of SGHC Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Completeness of indirect tax
As described in Note 3 and 21 and 22 to the consolidated financial statements, the Company is subject to withholding, indirect and gaming taxes in a number of international jurisdictions. Indirect tax legislation in these areas can be complex and open to interpretation. The Company provides for its estimated liability for these taxes based upon its analysis of the legislation and their applicability to its business, with the assistance of local tax experts where it considers necessary. The Company recognized €47.7 million of withholding, indirect and gaming taxes in provisions at December 31, 2021.
We identified the risk that withholding, indirect and gaming tax may be due in jurisdictions in which the Company currently does not pay indirect tax as a critical audit matter. Determining whether the company has indirect tax liabilities in specific jurisdictions is complex and requires a detailed understanding of local tax legislation and the activities of the group.
The primary procedures we performed to address this critical audit matter included:

•	We have assessed management’s processes of identifying all relevant statutes and regulations;

•
We read and evaluated management’s documentation, including relevant accounting policies and information obtained by management from external indirect tax specialists, that detailed the basis of the uncertain indirect tax positions;

•	We independently identified the territories where the Group generated significant revenue but had not identified significant indirect tax liabilities;

•
We challenged the reasonableness of management’s judgments regarding the future resolution of the uncertain tax positions, including use of personnel with specialized knowledge and skills in indirect taxes in evaluating the Company’s assessment of the probability of outcomes for the indirect taxes, including assessing that all relevant statutes and regulations have been identified.

Revenue recognition
As described in in Notes 2 and 5, the Group’s revenue (€1,320.7 million) is comprised principally of online casino and sports betting revenues (€1,245.9 million) with the remaining element predominantly representing brand licensing revenue in respect of the use of the Betway brand by third parties.
We identified the risk that in respect of the Company’s online casino and sports betting revenues, significant and unusual manual revenue adjustments could be posted to player accounts within the gaming system, or directly to the accounting system itself, to alter the reported revenue figure.
The primary procedures we performed to address this critical audit matter included:

•
Utilizing personnel with specialized knowledge and skills in IT audits, we used proprietary tools to interrogate transaction data and perform a full reconciliation of the opening to closing player liability balances from source gaming data to assist in the identification a complete population of manual adjustments.

•
We profiled adjustments posted to player accounts and identified adjustment types considered most likely to be at risk of misstatement and investigated and substantively tested a sample of such adjustments.

/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2013.
London, United Kingdom
April 20, 2022, except for the effects of the restatement disclosed in Note 24, which is November 10, 2022

SGHC Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31, 2021, 2020 and 2019

	Note	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Revenue	5	1,320,658	908,019	476,040
Direct and marketing expenses	5,6	(896,494)	(612,689)	(430,984)
Other operating income		8,042	—	—
General and administration expenses	5,6	(149,859)	(114,538)	(69,967)
Depreciation and amortization expense	5,6	(83,560)	(55,407)	(30,460)

Profit from operations		198,787	125,385	(55,371)
Finance income		1,312	257	158
Finance expense	8	(6,370)	(10,991)	(7,735)
Gain on derivative contracts	17	15,830	—	—
Gain on bargain purchase	4	16,349	34,995	45,331

Profit before taxation		225,908	149,646	(17,617)
Income tax expense/(benefit)	9	9,970	(429)	(333)

Profit for the year attributable to owners of the parent		235,878	149,217	(17,950)
Other comprehensive (loss)/income Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(816)	(388)	1,046

Other comprehensive (loss)/income for the year		(816)	(388)	1,046

Total comprehensive income for the year attributable to owners of the parent		235,062	148,829	(16,904)

Weighted average shares outstanding, basic and diluted	10	472,171,426	462,967,450	458,274,730
Earnings/(loss) per share, basic and diluted	10	0.50	0.32	(0.04)
The accompanying notes are an integral part of these consolidated financial statements.

SGHC Limited
Consolidated Statements of Financial Position
as at December 31, 2021 and 2020

	Note	2021 € ‘000s	2020 € ‘000s
ASSETS
Non-current assets
Intangible assets	11	172,954	198,794
Goodwill	11	25,023	18,843
Property, plant and equipment	13	12,498	4,643
Right-of-use assets	18	14,541	8,956
Deferred tax assets	9	24,108	13,734
Regulatory deposits	17	8,594	2,901
Loans receivable	17	25,516	39,804
Financial assets		1,686	—

		284,920	287,675
Current assets
Trade and other receivables	14	169,252	108,845
Income tax receivables		35,806	3,999
Restricted cash	17	60,296	12,093
Cash and cash equivalents	17	293,798	138,540

		559,152	263,477

TOTAL ASSETS		844,072	551,152

LIABILITIES
Non-current liabilities
Lease liabilities	18	10,896	6,754
Deferred tax liability	9	9,248	9,211
Interest-bearing loans and borrowings	17	764	27,001

		20,908	42,966
Current liabilities
Lease liabilities	18	5,353	2,318
Deferred consideration	4,17	13,200	2,089
Interest-bearing loans and borrowings	17	3,008	183,722
Trade and other payables	15	147,353	143,309
Customer liabilities	17	51,959	43,709
Provisions	21	47,715	45,766
Income tax payables		40,524	16,399

		309,112	437,312

TOTAL LIABILITIES		330,020	480,278

EQUITY
Issued capital	16.1	269,338	61,222
Foreign exchange reserve	16.2	(2,094)	(1,278)
Retained profit		246,808	10,930

EQUITY		514,052	70,874

TOTAL LIABILITIES AND SHARHOLDERS’ EQUITY		844,072	551,152

The accompanying notes are an integral part of these consolidated financial statements.

SGHC Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2021, 2020 and 2019

	Note	Issued capital	Foreign exchange reserve	Retained profit/ (accumulated deficit)	Total equity/(deficit)
		€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s

Equity as at January 1, 2019		55,001	(1,936)	(110,337)	(57,272)
Profit for the year		—		(17,950)	(17,950)
Other comprehensive income for the year		—	1,046	—	1,046

Total comprehensive income		—	1,046	(17,950)	(16,904)

Total transactions with owners		—	—	—	—

Equity as at December 31, 2019		55,001	(890)	(128,287)	(74,176)
Profit for the year		—		149,217	149,217
Other comprehensive loss for the year		—	(388)	—	(388)

Total comprehensive income		—	(388)	149,217	148,829
Dividends paid	20	—	—	(10,000)	(10,000)
Issue of share capital	16.1	6,221	—	—	6,221

Total transactions with owners		6,221	—	(10,000)	(3,779)

Equity as at December 31, 2020		61,222	(1,278)	10,930	70,874
Profit for the year		—	—	235,878	235,878
Other comprehensive loss for the year		—	(816)	—	(816)

Total comprehensive income	16.1	—	(816)	235,878	235,062
Issue of share capital, net of transaction costs	16.1	16,222	—	—	16,222
Shares issued to extinguish loans	16.1	202,625	—	—	202,625
Shares repurchased	16.1	(10,731)	—	—	(10,731)

Total transactions with owners		208,116	—	—	208,116

Equity as at December 31, 2021		269,338	(2,094)	246,808	514,052

The accompanying notes are an integral part of these consolidated financial statements.

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28

SGHC Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	€ ‘000s	€ ‘000s	€ ‘000s
Cash flows from operating activities
Profit for the year		235,878	149,217	(17,950)
Add back:
Income tax expense		(9,970)	429	333
Loss on disposal of assets		2,184	88	203
Gain on derivative contracts		(15,830)	—	—
Depreciation of property, plant and equipment		3,155	2,206	1,358
Bad debt		2,608	—	—
Waiver of loans		(2,339)	—	—
Gain on bargain purchase		(16,349)	(34,995)	(45,331)
Amortization of right-of-use assets		2,841	2,010	1,703
Amortization of intangible assets		77,564	51,191	27,399
Increase in provisions		3,425	5,200	17,519
Finance income		(1,312)	(257)	(158)
Finance expense		5,861	10,991	7,735
Unrealized foreign currency gain		101	(2,036)	(130)
Changes in working capital:
Increase in trade and other receivables		(19,192)	(30,940)	(204)
(Decrease)/increase in trade and other payables		(36,970)	8,679	15,215
Increase/(decrease) in customer liabilities		6,251	5,304	(932)
Change in restricted cash		(7,336)	2,814	(2,238)
Decrease in provisions		(706)	(13,666)	(340)

Cash from operating activities		229,864	156,235	4,182
Corporation tax rebates received		12,718	—	—
Corporation tax paid		(32,729)	(4,910)	(591)

Net cash flows from operating activities		209,853	151,325	3,591
Cash flows from investing activities
Cash received in interest		981	257	158
Acquisition of intangible assets		(23,606)	(10,142)	(50)
Acquisition of property, plant and equipment		(3,147)	(1,973)	(3,349)
Acquisition of businesses, net of cash acquired	4	19,813	29,835	37,155
Cash used in financial assets		(1,686)	—	—
Restricted cash guarantee	17	(40,795)	—	—
Receipts from loans receivable		37,183	—	15,742
Issuance of Related Party Loans Receivable		(640)	—	—
Issuance of loans receivable		(570)	(23,863)	—
Proceeds from/(cash used) in regulatory deposits		(5,693)	48	(19)

Net cash flows from/(used in) from investing activities		(18,160)	(5,838)	49,637
Cash flows from/(used in) financing activities
Shares repurchased	16.1	(10,731)	—	—
Proceeds from shares issued net of transaction costs	16.1	3,072	6,221	—
Proceeds from interest-bearing loans and borrowings		—	7,142	14,610
Cash paid for deferred consideration		(4,050)	(66,027)	(20,284)
Repayment of interest-bearing loans and borrowings		(24,641)	(15,779)	—
Repayment of lease liabilities - interest		(532)	(707)	(484)
Repayment of lease liabilities - principal		(2,881)	(1,938)	(1,731)
Dividends paid		—	(10,000)	—

Net cash flows used in financing activities		(39,763)	(81,088)	(7,889)
Increase in cash and cash equivalents		151,930	64,399	45,339
Cash and cash equivalents at beginning of the year		138,540	74,365	26,679
Effects of exchange rate fluctuations on cash held		3,328	(224)	2,347

Cash and cash equivalents at end of the year		293,798	138,540	74,365

The accompanying notes are an integral part of these consolidated financial statements.

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29

SGHC Limited
Notes to Consolidated Financial Statements

1	General information and basis of preparation
General information
SGHC Limited (‘SGHC’ or the ‘Company’) is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the ‘Companies Law’) on July 06, 2020. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
SGHC and its subsidiaries (together ‘the Group’) operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. SGHC is the ultimate holding company of the SGHC Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
The consolidated financial statements of the Group for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on April
20, 2022
and on November 10, 2022 related to Note 24
.
Corporate Reorganization
The Company was incorporated in July 2020, with the designed purpose of becoming the ultimate parent company of Pindus, Fengari and Pelion, through a reorganization of entities with common ownership (the ‘Reorganization’), but not under common control. The Reorganization culminated on October 7, 2020 with SGHC acquiring the share capital of Pindus, Fengari and Pelion in a share-for-share
exchange.
Pindus, Fengari and Pelion, historically had a high degree of common ownership in which multiple shareholders had similar, but not identical, ownership interests in each of the entities. As part of the restructuring of the three entities, in the period from July 2019 to April 2020, shareholdings in each of the three separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the ‘Reorganization Transactions’). As of April 2020, shareholdings in each of the three entities were identical. When the Company was formed in July 2020, its shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the Reorganization Transactions, the shareholder ownership percentages of the Company, Pindus, Fengari and Pelion were identical, and immediately after the Reorganization Transactions, the shareholdings held in the Company by each individual shareholder were also identical.
The key dates in the Reorganization Transactions can be summarized as follows:

•	May 2018 - Pindus is incorporated.

•	July 2019 - Fengari is incorporated.

•	March 2020 - shares are issued to minority shareholders in Pindus and Fengari to fully align the shareholders and shareholding percentages.

•	April 2020 - Pelion is incorporated with shareholders and shareholding identical to that of Pindus and Fengari.

•
July 2020
-
SGHC is incorporated and issues 13,638,493 shares of no par common stock, the shareholders and shareholding percentages of SGHC are identical to those of Pindus, Fengari and Pelion at that time.

•	October 2020 - SGHC is the legal acquirer of Pindus, Fengari and Pelion in a share-for-share exchange.

F-
30

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

1	General information and basis of preparation (continued)

The Company performed an assessment and determined Pindus to be the predecessor entity to the Company. Further, the Company determined the culmination of the Reorganization on October 7, 2020 did not have economic substance. As such, in preparing the Company’s consolidated financial statements, the Company accounted for the Reorganization Transactions in a manner similar to a transaction between entities under common control combining Fengari and Pelion from the respective dates at which those two entities had a high degree of common ownership consistent with that of the Company using the ‘pooling of interests method’ of accounting. As such, Fengari and Pelion are included in the Group financial statements from their dates of incorporation in July 2019 and April 2020, respectively.
In the Fengari, Pelion and SGHC
share-for-share
exchanges described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. Therefore, the number of shares outstanding before each of the exchanges has been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of SGHC on January 1, 2019.
Basis of preparation
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).
The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the consolidated financial statements. SGHC’s fiscal year ends December 31. All intercompany transactions are eliminated during the preparation of the consolidated financial statements.
These financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.11.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these consolidated financial statements.

2.1	Going concern
The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The coronavirus pandemic
(‘COVID-19’)
continues to create disruptions to the global economic conditions, financial markets, businesses and the lives of individuals throughout the world, although to a lesser degree than in the 2020 and 2021 financial years. Whilst many governments have lessened or removed the

F-
31

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.1	Going concern (continued)

restrictive measures that were in place over the height of the pandemic, management continues to monitor the potential impacts of further outbreaks on the Group and have not identified any major operational challenges through the date of issuance of these consolidated financial statements. The Group has not experienced significant negative impacts to its liquidity to date.
On 24 February 2022, Russian troops invaded Ukraine creating uncertainty on the economic and global financial markets. Management has assessed that the exposure to these markets is marginal and the unrest to date has not had a significant negative impact to the Group’s liquidity and operations in these regions have ceased. Management is monitoring the potential impact of this unrest and have not identified any major operational challenges though the date of issuance of these financial statements.
As part of the preparation of these consolidated financial statements, management has considered the impact of
COVID-19
and the Russian invasion of the Ukraine on the accounting policies and judgments and estimates.
The Group has recognized net profit for the year ended of € 235.9 million for the year ended December 31, 2021 (2020: € 149.2 million), (2019: net loss after tax 2019 of € 17.9 million) and generated cash flows from operations for the year ended December 31, 2021 of €
209.4
 million (2020: € 151.3 million). As of December 31, 2021 current assets exceeded current liabilities by € 250.0 million (2020: current liabilities exceed current assets by € 173.8 million), (2019: € 246.9 million). The Group has been in an accumulated profit position since the prior financial year and has sufficient cash and cash equivalents as at December 31, 2021 to meet its current obligations.
After having reviewed in detail the current trading position, forecasts and prospects of the Group, and the terms of trade in operation with customers and suppliers, management is satisfied that the Group has sufficient resources available to continue in operational existence for the foreseeable future. Management have prepared cash flow forecasts that model the impact of a variety of scenarios and that under each scenario the Group has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due. Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least 12 months from April 20, 2022 and therefore have prepared the Consolidated Financial Statements on a going concern basis.
Furthermore, management has disclosed any events occurring after the Consolidated Statement of Financial Position date, including the closing of the SPAC transaction with Sports Entertainment Acquisition Corporation on January 27, 2022, which may affect the going concern of the Group in note 24 of the financial statements.

2.2	Recent accounting pronouncements
Several amendments apply for the first time in 2021, but do not have a material impact on the consolidated financial statements of the Group.

F-
32

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.2	Recent accounting pronouncements (continued)

Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the Group’s consolidated financial statements.

•	Amendments to IAS 37: Onerous contracts - Cost of Fulfilling a Contract (effective date January 1, 2022);

•	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (effective date January 1, 2022);

•	Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018 - 2020 (effective date January 1, 2022);

•	Amendments to IFRS 3: Reference to the Conceptual Framework (effective date January 1, 2022);

•	Amendments to IAS 1 and IFRS Practice Statement 2: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies (effective date January 1, 2023);

•	Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);

•	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January 1, 2023);

•	IFRS 17 Insurance Contracts (effective date January 1, 2023); and

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed).

2.3	Basis of Consolidation
A subsidiary is an entity controlled by the Group. The Group controls an entity when it has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group’s consolidated financial statements include the accounts of the Company and its subsidiary undertakings.
The Group
re-assesses
whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

F-
33

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.4	Revenue recognition

The Group generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, as well as brand licensing agreements. All revenue is recognized net of the fair value of customer incentives and value-added
tax (‘VAT’) and goods and services tax (‘GST’) in countries where they are applicable.
Online casino and sports betting
Revenues generated from online casino games and sports betting are classified as derivative financial instruments accounted for in accordance with IFRS 9, ‘Financial Instruments’. These derivatives are initially recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the outcome and the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. As such gains and losses arise from similar transactions, they are offset within net revenue.
The Group recognizes revenue transactions at the fair value of the consideration received or receivable at the point the transactions are settled. Any open positions at period end are fair valued with the resulting gain or loss recorded in the Statement of Profit or Loss and Other Comprehensive Income. Customer liabilities related to these timing differences are accounted for as derivative financial instruments, further discussed in note 17.
Sports betting and online casino revenue represents the net house win adjusted for the fair market value of gains and losses on open betting positions and certain customer incentives.
Brand licensing agreements
Revenue also includes brand licensing revenues generated by the provision of the Betway brand to other online gambling companies, which is accounted for in accordance with IFRS 15, ‘Revenue from Contracts with Customers,’ by applying the five step model.
The transaction price for brand licensing contracts are composed of monthly licensing fees, monthly brand exploitation fees, and sports and
e-sports
contributions. Sports and
e-sports
contributions are variable elements which are calculated as a percentage of SGHC’s yearly global expenditure on sponsorship agreements. While the amount of these expenditures will fluctuate from year-to-year
it is within the Group’s control and is considered to be predictable. The variable portion of consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Brand licensing agreements allow the contracting partner to use the SGHC brands for the life of the contract in exchange for a fee which is billed and paid monthly. The agreements are a series of distinct services that are substantially the same and have the same pattern of transfer with the customer simultaneously receiving and consuming the benefits provided by the services. The revenue recognized by the Group on brand licensing agreements is allocated evenly on a monthly basis over the life of the contract in line with the delivery of the services and benefits.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.5	Intangible assets
Intangible assets are principally comprised of customer databases, brands, marketing and data analytics know-how,
licenses, exclusive rights licenses, acquired technology,
internally-generated
software development costs and goodwill. All such intangible assets are stated at cost less accumulated amortization and impairment.
Goodwill
Goodwill acquired in business combinations is recognized as an intangible asset with any impairment in carrying value being charged to the Consolidated Statement of Profit and Loss and Other Comprehensive Income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the Consolidated Statement of Profit and Loss and Other Comprehensive Income on the acquisition date.
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at October 31 (2020: December 31). Other non-financial
assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGU’s’). Goodwill is allocated on initial recognition to each of the Group’s CGU’s that are expected to benefit from a business combination that gives rise to the goodwill.
Intangible assets arising on acquisitions
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual/legal rights and are recorded initially at fair value at the date of acquisition. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques.
Customer databases
Customer databases represent the customer database acquired in business combinations.
Brands
Brands represent the brands acquired in business combinations.
Licenses
Licenses represent gaming and sports betting licenses that are a prerequisite for online casino or sport betting together with supplier and outsourcing contracts.
Exclusive license rights
Exclusive license rights represents sole and exclusive rights to operate products under license agreements.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.5	Intangible assets (continued)

Marketing and data analytics know-how
Marketing and data analytics
know-how
represents customer and regulatory data analytics associated with player behaviors and the regulatory environment which represents material barriers to entry for both casino and sports betting activities.
Acquired technology
Acquired technology represents customer represents internally developed assets and other technology acquired in business combinations.
Internally-generated software development costs
Research costs are expensed as incurred, and development costs are only recognized as internally-generated
software if all recognition criteria according to IAS 38, ‘Intangible Assets,’ are met. Expenses that can be directly allocated to development projects are capitalized provided that:

•	the completion of the intangible asset is technically feasible;

•	the Group has the intention to complete the intangible asset and to use or to sell it;

•	the intangible asset can be sold or used internally;

•	the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale;

•	sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and

•	expenditures can be measured reliably. Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.
Amortization
Amortization is provided at rates calculated to write off the valuation of each asset over its expected useful life, as follows:

Intangible Asset	Useful economic life
Customer databases	2-5 years diminishing balance method
Brands	Assessed separately for each asset, with lives ranging up to 20 years
Marketing and data analytics know-how	4-5 years straight line
Licenses	1-5 years straight line
Exclusive license rights	3 years straight line
Acquired technology	2-6 years straight line
Internally-generated software development costs	2-5 years straight line
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.6	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the period incurred totaling € 16.5 million for the year ended December 31, 2021 (2020: € 18.5 million), (2019: € 17.7 million ). These expenses are included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.7	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Useful economic life
Leasehold improvements	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	3-5 years straight line
Office equipment	3- 5 years straight line
Computer hardware and software	3-5 years straight line
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the net carrying amount of the asset and is recorded as income or expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.8	Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation at each reporting date and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.8	Taxes (continued)
Deferred tax
(continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit not taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed
at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in Other Comprehensive Income (‘OCI’) or directly in equity.
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was recognized during the measurement period or recognized in profit or loss.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.9	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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38

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)

Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and are subsequently measured at amortized cost, fair value through OCI, or fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15, ‘Revenue from Contracts with Customers’.
For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling cumulative gains and losses (equity instruments); and

•	Financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost includes:

•	trade receivables and other receivables which include amounts due from payment service providers and customers under brand licenses;

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Financial assets
(continued)
Financial assets at amortized cost (continued)

•	loans receivable which include loans to shareholders;

•	regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and

•	restricted cash balances.
For the purpose of the Statement of Cash Flows, cash and cash equivalents comprises of the cash at banks and on hand.
Restricted cash represents cash held at banks by the Group but which is used as security for specific arrangements (such as cash held on the Consolidated Statement of Financial Position in designated client fund accounts where certain jurisdictions require the Group to do so), and to which the Group has restricted access. It includes funds held to cover monies owed to customers, as per the terms of the various licensed jurisdictions. Restricted cash balances are classified as other financial assets held at amortized cost and further classified as current or non-current
depending on when the restriction first ends.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Group’s Consolidated Statement of Financial Position) when:

•	the rights to receive cash flows from the asset have expired;

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a
‘pass-through’
arrangement; and either

•	the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset; or

•	the Group has transferred substantially all the risks and rewards of the asset.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
There are three approaches to recognizing ECLs, the general, simplified or the purchased or originated credit-impaired
approach. The Group applies the simplified approach to the following financial assets:

•	Trade and other receivables that do not contain a significant financing component as required under IFRS 9.

•	Trade receivables that result from transactions within the scope of IFRS 15 (i.e. trade receivables relating to brand licensing agreements).

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40

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Financial assets
(continued)
Impairment of financial assets (continued)

•	The Group applies the low credit risk simplification approach to the following financial assets:

•	Loans receivable that do not contain a significant component as required under IFRS 9.

•	Restricted cash that meets the definition of a financial guarantee contract that is not accounted for at fair value through profit and loss under IFRS 9.
The Group measures loss allowances for trade receivables based on the lifetime ECLs and only tracks changes in credit risk at each reporting date. The Group monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than a week overdue. The Group considers a financial asset to be in default if the borrower is unlikely to pay its obligations to the Group in full or the financial asset is more than a month overdue.
Presentation of allowance for ECL in the Consolidated Statement of Financial Position
The expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e.
contra-asset).
Impairment losses are shown separately on the face of the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Financial assets with low risk
The Group applies a low credit risk approach to loans receivable, regulatory deposits and cash and cash equivalents. The Group uses a
12-month
ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.
Write-off
Write-offs
are recognized, when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Group always assesses after 365 days whether or not a trade receivable needs to be written off.
Financial liabilities

Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, interest bearing loans and borrowings and lease liabilities.

F-
41

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Financial liabilities
(continued)

Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.
Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, interest-bearing
loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Consolidated Statement of Profit or Loss and Other
Comprehensive Income.
Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative financial instrument is entered into and subsequently remeasured at fair value and changes therein are generally recognized in profit or loss. Derivative financial instruments are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Amounts received from customers on sportsbook events that have not occurred by the Consolidated Statement of Financial Position date are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss and the resulting gains and losses from bets are included in revenue.
Other financial instruments carried at fair value through profit and loss and Other comprehensive income (excluding those recognized in Revenue)
All financial assets measured at fair value through profit and loss (FVTPL) and other comprehensive income (FVTOCI) are recorded at fair value, being their transaction price, in the Consolidated Statement of Financial Position. The Group has elected to designate certain financial assets held as equity instruments as financial instruments carried at fair value with changes in fair value recognized in the Consolidated

F-
42

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Financial liabilities
(continued)
Other financial instruments carried at fair value through profit and loss and Other comprehensive income (excluding those recognized in Revenue) (continued)

Statement of Other Comprehensive Income. All other assets that meet the definition of a derivative are carried at fair value through profit and loss.
When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique using only inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, referred to as a day 1 gains or losses. In those cases where fair value is based on valuation techniques for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized.
Subsequently, if there are no day 1 gains or losses on initial recognition, financial assets at FVTPL are re-measured
each period and the
re-measurement
is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Financial assets at FVTOCI remeasurements are recognized in other comprehensive income.
Debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, the Group measures them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. The difference between the carrying amount of the financial liability (or part of a financial liability) extinguished, and the consideration paid, shall be recognized in profit or loss, in accordance with paragraph 3.3.3 of IFRS 9 Financial Instruments. The equity instruments issued shall be recognized initially and measured at the date the financial liability (or part of that liability) is extinguished. Refer to note 3 on fair value considerations.

2.10	Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

F-
43

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.10	Fair value measurement (continued)

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.11	Foreign currencies
Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value is determined. The gain or loss arising on translation is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Group companies
The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using that functional currency.
When translating the subsidiary’s respective functional currencies into the Group’s presentation currency, which is Euros, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

2.12	Pension costs
The Group makes contributions to defined contribution plans. Contributions are charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income as they become payable in accordance with the rules of the schemes. For the year ended December 31, 2021 € 2.1 million (2020: € 1.6 million) was charged to the statement of comprehensive income.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.13	Capital management
The Group’s objectives, when managing capital, are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure in order to minimize the cost of capital.
If financing is required, management will consider whether debt or equity financing is more appropriate and proceed accordingly.
The capital employed by the Group is composed of equity attributable to the shareholders, as detailed in the Consolidated Statement of Changes in Equity.

2.14	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 21.

2.15	Business combinations
Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition-date
fair value, and the amount of any
non-controlling
interest share (‘NCI’) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.
The Group also applies the pooling of interest method when the acquisition of a business either lacks substance or is a business combination under common control. When the pooling of interest method is applied, the assets and liabilities of all combining parties will be reflected at their predecessor carrying amounts.
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

2.16	Earnings per share
The Group presents basic and diluted earnings per share (‘EPS’) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted

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45

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.16	Earnings per share (continued)

average number of ordinary shareholders of the Group outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

2.17	Leases
The Group is a lessee and enters into contracts to lease office property and motor vehicles.
Determining whether an arrangement contains a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for both a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16 ‘Leases’

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

•
the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract the time the asset is made available to the Group; and

•
the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee
Right-of-use
asset
At lease commencement date, the Group recognizes a
right-of-use
asset and lease liability. The
right-of-use
asset is initially measured at cost, which is made up of the initial measurement of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and if applicable an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
After the commencement date, the Group measures the
right-of-use
asset applying the cost model under IFRS 16 ‘Leases’. The
right-of-use
of asset is measured at cost less accumulated amortization and accumulated impairment losses and is adjusted for re-measurement
of the lease liability. Amortization is calculated on a
straight-line
basis over the lease term.
At the commencement date, the Group measures the lease liability at the present value of the lease payments (currently only consisting of fixed payments), discounted using the interest rate implicit in the lease, if that rate is readily available, or the incremental borrowing rate. Generally, the Group uses the incremental borrowing rate (‘IBR’) as the discount rate as the rate implicit in the lease is not readily determinable. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use-asset
in a similar economic environment.

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46

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

2	Accounting policies (continued)

2.17	Leases (continued)
Measurement and recognition of leases as a lessee
(continued)
Right-of-use
asset (continued)
The Group has elected to adopt the practical expedient and apply a single discount rate to the identified portfolio of leases having similar remaining lease term, similar underlying assets and in a similar economic environment.
The Group determines the lease term beginning with the
non-cancellable
period including the extension of the lease term for any renewal options that are reasonably certain to be exercised or the term by which an entity will exercise an option to terminate a contract. The Group performs an assessment on a lease-by-lease
basis and once they have assessed whether the renewal option or termination option is reasonably certain to be exercised will this be included within the lease term.
The Group has elected to apply the practical expedient to combine lease and non-lease
components into a single lease component as
non-lease
components are not material to the Group.
Lease liabilities
The lease liability is measured at amortized cost using the effective interest rate method. The liability is increased as a result of interest accrued on the balance outstanding and is reduced for lease payments made. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance
fixed payments.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in profit and loss if the carrying amount of the right-of-use
asset has already been reduced to zero.
On the Consolidated Statement of Financial Position,
right-of-use
assets and lease liabilities are presented on a separate line.
Short-term
leases and leases of low value assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases that are short term. The payments in relation to these leases are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on a straight line basis over the lease term. The Group has not elected to apply the low value asset practical expedient as these items are immaterial.

COVID-19
concessions
The Group has received certain rent concessions on property leases during the year ended December 31, 2020 as a result of the COVID 19 pandemic. No lease concessions were received for the year ended December 31, 2021. The Group has applied the practical expedient available in IFRS 16.46A which allows the Group to not treat the rent concessions provided for during the period as lease modifications but as income recognized within the Consolidated Statement of Profit or Loss and Other Comprehensive Income. The amount is disclosed separately in note 18.

3	Critical accounting estimates and judgments
The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

F-
47

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

3	Critical accounting estimates and judgments (continued)
Included below are the areas that management believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.
Critical judgments
Internally-generated
software development costs
Costs relating to
internally-generated
software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on management’s judgment of technological feasibility including the following:

•	the intention to complete the intangible asset;

•	the ability to use the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate resources to complete the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset.
In making this judgment, management considers the progress made in each development project and its latest forecasts for each project. Other expenditure not eligible for capitalization is charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the period in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Consolidation of entities where the Group has potential voting rights (control)
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River Trading (Pty) Ltd (‘Raging River’). SGHC exercised the option on April 8, 2021. The Group considered that it controlled Raging River even though it had no current shareholding or voting rights. SGHC Limited had a call option to purchase 100% of the shares in Raging River exercisable from the date the option was issued. Management applied judgement in determining that the option agreement is substantive. In making this judgement management assessed the key factors in IFRS 10 Consolidated Financial Statements and determined that SGHC had the ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made. Therefore, management determined that it controlled Raging River and consolidated the entity from the option date.
The same assessment was made concerning Verno Holdings Limited (‘Verno’) regarding the call option over 100% of the shares in Verno, however, when assessing the relevant facts and circumstances, management determined that SGHC does not control Verno as the option is not substantive.
The Group signed purchase agreements for Haber Investments Limited (‘Haber’) and Red Interactive Limited (‘Red Interactive’) on April 7,

2021 and April 9, 2021, respectively, under which the Company entered into forward contracts to purchase Haber and Red Interactive in the future. In addition the Group had entered into funding and option arrangements with Bellerive Capital Limited for the potential acquisition of Haber Investments Limited, Digiprocessing Consolidated Limited, and Richhill Global Limited (the parent company of Raichu Investments Proprietary Limited). Management determined that the forward contracts and the funding and option arrangements were not substantive and that as a result SGHC did not control either Haber, Digiprocessing, Raichu, or Red Interactive until the completion of the sale. The

F-
48

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

3	Critical accounting estimates and judgments (continued)
Critical judgments
(continued)
Consolidation of entities where the Group has potential voting rights (control) (continued)
sale of Digiprocessing and Raichu completed on April 14, 2021 and April 19, 2021, respectively. The sale of Haber and Red Interactive completed on December 1, 2021. Refer to Note 4 for details regarding the business combinations. Please refer to note 4 and note 17 for the detailed assessments and conclusions on these options.
The Group entered into purchase agreements for the acquisitions of Digital Gaming Corporation Limited (DGC) and BlueJay Limited (BlueJay) on April 7,

2021 and April 19, 2021, respectively. The purchase agreements were subject to conditions that had not been met at the reporting date and therefore the transaction could not complete. Management assessed the relevant facts and circumstances of these transactions and determined that SGHC does not control either DGC or BlueJay.
Consideration transferred in the acquisition of Raging River
Consideration transferred in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. At the date SGHC entered into the option over Raging River, the present value of the exercise price of the option will form part of the consideration transferred. During the year, management issued additional shares in SGHC and dividends to the previous Raging River shareholders. Management applied judgement and determined that the additional shares issued, and the dividends are in substance linked transactions and the fair value of these items will form part of the consideration transferred in exchange for Raging River.

Key accounting estimates
Income taxes
The Group operates in a number of international jurisdictions and as such is subject to a range of different income and other tax regimes with differing and potentially complex legislation. This requires the Group to make judgements on the basis of detailed tax analysis and recognize payables or provisions and disclose contingent liabilities as appropriate.
Management evaluates uncertain positions where the tax judgment is subject to interpretation and remains to be agreed with the relevant tax authority. Provisions for uncertain income tax positions are made using judgment of the most likely tax expected to be paid or the expected value, based on a qualitative assessment of all relevant information. In assessing the appropriate provision for uncertain items, the Group considers progress made in discussions with tax authorities and expert advice on the likely outcome and recent developments in case law, legislation and guidance.
Legal and regulatory
Given the nature of the legal and regulatory landscape of the industry, from time to time the Group has received notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. The Group has taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible

F-
49

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

3	Critical accounting estimates and judgments (continued)
Key accounting estimates
(continued)
Legal and regulatory (continued)
obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 21 for provisions raised on uncertain legal or regulatory matters.
Provisions and contingencies for indirect gaming taxes
The Group may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which the Group have treated as exempt from such taxes. Where the Group accounts for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied by the Group in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.
The nature of the Group’s international operations can give rise to situations where customers can access to the Group’s websites from jurisdictions where the Group is not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where the Group considers that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for the Group’s best estimate of the tax payable, unless it cannot be reliably measured. Provisions were raised in 2021 relating to indirect and withholding taxes of € 1.9 million (2020: € 2.5 million) and those in relation to gaming taxes of € 1.5 million (2020: € 20.6 million) (see note 21). The Group regularly reviews the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to management’s assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the period in which such determination is made. Further details can be found in notes 21 and 22 to the financial statements.
Fair value of acquired intangible assets
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques management makes estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 where the respective acquired balances are included.
Key assumptions made in connection with measurement of intangible assets relating to the acquisitions in the current year include:

•	the discount rates of between 19.0% and 31.0%;

•	the royalty rates of between 1.0% and 2.0%;

•	the estimated useful lives which range from 2.5 to 10 years;

•	the expected annual retention rates of existing customers for each of the next five year split by customer vintage; and

F-
50

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

3	Critical accounting estimates and judgments (continued)
Key accounting estimates
(continued)
Fair value of acquired intangible assets (continued)

•
estimated cash flows and projected financial information where management considers historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates.

Fair value of consideration transferred
In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, the Group determines acquisition-date
fair value of the consideration transferred. The Group applied this guidance in the acquisition of Raging River. The Group estimated the fair value of the shares transferred using the appropriate third-party
valuation of the shares and appropriate discount rates for the present value of the exercise price of the option and the dividends paid.

Fair value of debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, the Group measures them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. The Group applied this guidance to the novation of loans to its shareholders on June 25, 2021. The Group determined the number of shares to be issue to extinguish the debt (refer to note 16.1) by dividing the value of the debt by the value of a share as per the SPAC transaction as per note 24.
Impairment of goodwill and other intangible assets
The Group is required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life
assets have suffered any impairment. The Group is required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable.
The recoverable amount is determined by comparing the carrying amount of the indefinite-lived
asset with its recoverable amount. To determine the recoverable amount management performs a valuation analysis based on the Fair Value Less Cost of Disposal (‘FVLCD’) in accordance with IAS 36, ‘Impairment of Assets.’ The use of this method requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on management’s experience of the business, but actual outcomes may vary. More details including carrying values are included in note 11.
Useful lives of intangible assets
The Group acquired significant intangible assets in connection with acquisitions completed during the period ended December 31, 2021. Management has applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.
Provision for expected credit losses
The Group recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. The Group measures loss allowances based on various factors such as credit risk characteristics, aging of receivables, and current and forward-looking information based on publicly

F-
51

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

3	Critical accounting estimates and judgments (continued)
Key accounting estimates
(continued)
Provision for expected credit losses
available information affecting the ability of the debtors to settle the receivables. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a critical estimate.
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) DGC for US $50 million. The Group has an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 25. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. The maximum credit risk exposure of the Group in the event of DGC failing to repay the loan is US $50 million which is set aside within restricted cash as required by the lender. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. The Group considers the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group.

4	Business combinations
Acquisitions in 2021
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River. SGHC exercised the option on April 8, 2021. SGHC concluded that the option and potential voting rights were substantive on the date of issuance in accordance with IFRS 10 Consolidated Financial Statements (‘IFRS 10’), resulting in the acquisition of Raging River on January 11, 2021. These rights were determined to be substantive based on management’s ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made, refer to note 3. The consideration transferred for the acquisition of Raging River was € 17.2 million, which is the present value of the exercise price of the option (€ 2.1 million), fair value of the SGHC shares transferred (less any payment made by the previous Raging River shareholders) (€ 13.1 million), and good faith payment of dividends (€ 2 million) paid to the shareholders of Raging River. The acquisition was accounted for as a business combination in accordance with IFRS 3. Raging River operates licensed interactive online gaming services. The Group acquired Raging River to expand its online gaming services into a new market.
On April 9, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisitions of which were accounted for as a business combination under IFRS 3:

•
Webhost Limited (‘Webhost’), a company that provides hosting services for gaming platforms. The consideration transferred for the acquisition of Webhost was in the form of cash amounting to €2.9 million.

•
Partner Media Limited (‘Partner Media’) and Buffalo Partners Limited (‘Buffalo Partners’), companies that provide affiliate and other marketing services. The consideration transferred for the acquisitions of Partner Media and Buffalo partners was in the form of cash amounting to € 0.7 million and € 2.5 million, respectively.

On April 14, 2021, the Company acquired 100% of the outstanding shares of DigiProc Consolidated Limited (‘DigiProc’), a company that provides back office services which support the operating entities

F-
52

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2021
(continued)
within the Group. The consideration transferred for the acquisition of DigiProc was in the form of cash amounting to € 9.2 million. The acquisition was accounted for as a business combination in accordance with IFRS 3.
On April 16, 2021, the Group acquired 100% of the outstanding shares of Digiprocessing (Mauritius) Limited (‘Digiprocessing’), a company that provides back office services which support the operating entities within the Group. The transaction was consummated through a transfer of shares from the previous shareholder to DigiProc for no consideration. The acquisition was accounted for as a business combination in accordance with IFRS 3.
On April 19, 2021, the Company acquired 100% of the outstanding shares of Raichu Investments Proprietary Limited (‘Raichu’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Raichu was assumed debt from the sellers of € 2.8 million and the balance in cash amounting to € 1.6 million. The acquisition was accounted for as business combination in accordance with IFRS 3.
On September 2, 2021, the Group purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license. The consideration transferred for the acquisition of Smart Business Solutions S.A. was in the form of cash amounting to € 0.08 million.
On October 14, 2021 the Group purchased
100
% of the outstanding shares of 11908120 Canada Inc. (d.b.a. TheSpike.gg), a company that provides marketing services. The consideration transferred for the acquisition of TheSpike.gg was in the form of cash amounting to €
0.2
 million.
On December 1, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisition of which was accounted for as a business combination under IFRS 3:

•
Haber Investments Limited (‘Haber’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Haber was in the form of deferred consideration amounting to € 13.2 million, that was settled in January 2022.

•
Red Interactive Limited (‘Red Interactive’), a company that provides marketing services. The consideration transferred for the acquisition of Red Interactive was in the form of cash amounting to € 2.2 million.

The Group acquired these businesses, apart from Raging River, in order to bring marketing and other support services within the Group.

F-
53

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2021
(continued)

The preliminary fair values of the identifiable assets and liabilities assumed of these companies as at the dates of acquisition were:

		Raging River Trading Proprietary Limited	Webhost Limited	Partner Media Limited	Buffalo Partners Limited	Digiproc Consolidated Limited	Digiprocessing (Mauritius) Limited	Raichu Investments Proprietary Limited	Smart Business Solution S.A.	The Spike.GG	Red Interactive Limited	Haber Investments Limited	Total
		as at January 11,	as at April 9,	as at April 9,	as at April 9,	as at April 14,	as at April 16,	as at April 19,	as at September	as at October	as at December	As at December
		2021	2021	2021	2021	2021	2021	2021	2, 2021	15, 2021	1, 2021	1, 2021
		€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Assets	Note

Property, plant and equipment	13	89	1,066	—	—	82	1	1,355	—	—	243	4,884	7,720
Customer databases	11	11,062	—	—	—	—	—	—	—	—	—	131	11,193
Marketing and data analytics know-how	11	18,165	—	—	—	—	—	—	—	—	—	—	18,165
Licenses	11	242	—	—	—	—	—	—	—	—	—	—	242
Acquired technology	11	—	—	—	—	623	—	—	—	—	17	—	640
Loans receivable		—	—	21	—	6,206	—	—	—	—	118	—	6,345
Right-of-use assets	18	36	—	—	—	—	—	2,150	—	—	1,251	3,411	6,848
Deferred tax assets		20	—	—	—	—	—	33	—	—	—	—	53
Trade and other receivables		3,949	1,501	469	10,912	2,636	20	5,099	1	—	2,273	16,163	43,023
Restricted cash		72	—	—	—	—	—	—	—	—	—	—	72
Cash and cash equivalents		10,301	1,038	732	4,887	5,916	30	1,162	—	—	3,353	13,759	41,178

		43,936	3,605	1,222	15,799	15,463	51	9,799	1	—	7,255	38,348	135,479

Liabilities
Lease liabilities	18	(39)	—	—	—	—	—	(2,174)	—	—	(1,362)	(5,027)	(8,602)
Interest-bearing loans and borrowings		—	(1,404)	—	—	(5,985)	—	(1,987)	(69)	—	—	(1,296)	(10,741)
Trade and other payables		(5,371)	(496)	(175)	(13,070)	(3,437)	(1)	(1,063)	—	(36)	(1,405)	(14,375)	(39,429)
Customer liabilities		(1,999)	—	—	—	—	—	—	—	—	—	—	(1,999)
Deferred tax liabilities		(8,354)	—	—	—	(6)	—	(1,251)	—	—	(5)	(109)	(9,725)
Income tax payables		(913)	—	—	—	(34)	—	(269)	—	—	(451)	(482)	(2,149)

		(16,676)	(1,900)	(175)	(13,070)	(9,462)	(1)	(6,744)	(69)	(36)	(3,223)	(21,289)	(72,645)

Total identifiable net assets at fair value		27,260	1,705	1,047	2,729	6,001	50	3,055	(68)	(36)	4,032	17,059	62,834
Goodwill	11	—	1,195	—	—	3,199	—	1,323	76	278	—	—	6,071
Bargain purchase arising on acquisition		(10,047)	—	(347)	(214)	—	(50)	—	—	—	(1,832)	(3,859)	(16,349)

Purchase consideration		17,213	2,900	700	2,515	9,200	—	4,378	8	242	2,200	13,200	52,556

The fair value of the trade receivables is the same as the gross amount of trade receivables and it is expected that the full contractual amounts can be collected.
A business combination in which the net of the
acquisition-date
amount of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred is considered a bargain purchase and this difference is recognized as a gain in the Consolidated Statement of Profit or Loss and Comprehensive Income as at the acquisition date.
Goodwill arising on acquisitions comprise the value of expected synergies arising from the acquisition. Goodwill acquired through business combinations is allocated to the Betway and Spin cash generating units (‘CGU’s’), which are also operating and reportable segments. The goodwill recognized on acquisitions of € 6.1 million has been allocated to the CGU’s as follows: Spin € 2.4 million and Betway € 3.7 million respectively. The allocation between Betway CGU and Spin CGU is based on the 10 year average net

F-
54

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2021
(continued)
revenue forecast split between the two CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
The bargain purchases identified are explained as follows:
The acquisitions were treated as business combinations in terms of IFRS 3, however, the purchases were considered a reorganization in order to combine the entities with the larger group. In terms of the most significant bargain purchase for Raging River, the shareholders sold the businesses at a lower price seeing an opportunity to participate in an enlarged group with a more balanced product mix either as a shareholder or as a director and were willing to accept a lower price.
The remaining acquisitions giving rise to bargain purchases relate to the purchase of marketing and back office service entities that currently derive income from the provision of services to current group entities.
From the date of acquisition, the acquired entities contributed the following to revenue and profit before tax of the Group:

For the period from the acquisition dates through December 31, 2021 € ‘000s
Revenue	113,007
Profit before taxation	47,046
Of the amounts included above, € 110.8 million of revenue and € 36.4 million of profit before taxation relates to the acquisition of Raging River Trading Proprietary Limited.
Had the acquired entities been acquired at the beginning of the reporting period, the revenue and profit before tax of the Group would have been as follows:

€ ‘000s
Revenue	1,322,854
Profit before taxation	238,507

Revenues do not increase significantly following the purchase of the back office and marketing entities as their revenue is derived predominantly from the Group and is therefore eliminated on consolidation. The Group has the future benefit that it will experience the cost savings from these mark-ups.

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55

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2021
(continued)

Purchase consideration
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

	Shares issued at fair value	Dividends paid to previous shareholders	Liabilities assumed	Deferred consideration	Cash paid	Purchase consideration transferred
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Raging River Trading Proprietary Limited	13,149	1,961	—	—	2,103	17,213
Webhost Limited	—	—	—	—	2,900	2,900
Partner Media Limited	—	—	—	—	700	700
Buffalo Partners Limited	—	—	—	—	2,515	2,515
Digiproc Consolidated Limited	—	—	—	—	9,200	9,200
Digiprocessing (Mauritius) Limited	—	—	—	—	—	—
Raichu Investments Proprietary Limited	—	—	2,881	—	1,497	4,378
Smart Business Solutions S.A.	—	—	—	—	8	8
TheSpike.GG	—	—	—	—	242	242
Red Interactive Limited	—	—	—	—	2,200	2,200
Haber Investments Limited	—	—	—	13,200	—	13,200

	13,149	1,961	2,881	13,200	21,365	52,557

The following table summarizes the net cash flow on acquisition:

		Net cash acquired with the	Net cash flow
	Cash paid € ‘000s	subsidiaries € ‘000s	on acquisition € ‘000s
Raging River Trading Proprietary Limited	(2,103)	10,301	8,198
Webhost Limited	(2,900)	1,038	(1,862)
Partner Media Limited	(700)	732	32
Buffalo Partners Limited	(2,515)	4,887	2,372
Digiproc Consolidated Limited	(9,200)	5,916	(3,284)
Digiprocessing (Mauritius) Limited	—	30	30
Raichu Investments Proprietary Limited	(1,497)	1,162	(335)
Red Interactive Limited	(2,200)	3,353	1,153
Haber Investments Limited	—	13,759	13,759
Smart Business Solutions S.A.	(8)	—	(8)
TheSpike.GG	(242)	—	(242)

	(21,365)	41,178	19,813

The acquisition accounting for the above acquisitions remains provisional for one year from the acquisition date and may change if new information is obtained relating to the conditions that existed at the acquisition date.

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56

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2021
(continued)
Purchase consideration
(continued)
The Raichu Sale and Purchase Agreements call for a portion of the consideration for the shares transferred in the acquisition of Raichu by SGHC in the amount of € 2.8 million to be assumed from the previous shareholders and paid according to the terms of the previous shareholders loan agreement with Bellerive Global Services Limited. The terms of the loan call for interest to be recognized daily on any outstanding balance at a
South African prime rate minus 3% per annum.
Acquisitions in 2020
On May 4, 2020, Pelion Holdings Limited (‘Pelion’) purchased 100% of the outstanding shares of Lanester Investments Limited (‘Lanester’), a company holding gaming licenses, in exchange for a deferred cash consideration of € 25.6 million, which was fully settled by May 14, 2021. The acquisition was accounted for as a business combination under IFRS 3.

On

September 30, 2020, the Company acquired
100
% of the outstanding shares of Yakira Limited (‘Yakira’) and Gazelle Management Services Limited (‘Gazelle’), companies that operate licensed interactive online gaming services. The consideration transferred for the acquisitions of Yakira and Gazelle was assumed debt from the sellers of €
3.9
 million and €
26.3
 million, respectively. The acquisitions of Yakira and Gazelle were accounted for as business combinations in accordance with IFRS 3.
Management has evaluated any
non-controlling
interest (‘NCI’) present in the entities acquired during 2020 and determined them to be immaterial. Therefore, no NCI has been recorded in the Group’s Consolidated Financial Statements related to acquisitions during the year.
The acquisitions were consummated to gain access to additional reserves for the Group which would improve the ability to achieve economies of scale, other cost reductions and margin improvement as a result of centralizing support, planning and marketing functions.

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57

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2020
(continued)

The fair values of the identifiable assets and liabilities assumed of these companies as at the dates of acquisition were:

	Yakira Limited	Gazelle Management Holdings Limited	Lanester Investments Limited	Total
	as at	as at	As at
	September 30,	September 30,	May 4,
	2020	2020	2020	2020
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Assets
Property, plant and equipment	15	575	60	650
Customer databases	—	6,004	1,069	7,073
Brands	508	—	13,808	14,316
Marketing and data analytics know-how	998	24,879	18,718	44,595
Licenses	16	823	185	1,024
Acquired technology	2,211	8,187	9,860	20,258
Loans receivable	1	340	14,467	14,808
Income tax receivables	—	367	3	370
Right-of-use assets	74	340	430	844
Deferred tax assets	—	—	689	689
Trade and other receivables	1,204	7,778	9,556	18,538
Restricted cash	282	301	—	583
Cash and cash equivalents	5,120	10,952	14,119	30,191

	10,429	60,547	82,965	153,941

Liabilities
Lease liabilities	(77)	(338)	(400)	(815)
Interest-bearing loans and borrowings	—	(25)	(6,281)	(6,306)
Trade and other payables	(5,529)	(11,505)	(8,562)	(25,596)
Customer liabilities	(537)	(1,289)	(3,365)	(5,191)
Deferred tax liabilities	(481)	(2,161)	(4,664)	(7,306)
Provisions	—	(1,420)	(16,459)	(17,879)
Income tax payables	—	—	(145)	(145)

	(6,624)	(16,738)	(39,877)	(63,239)

Total identifiable net assets at fair value	3,806	43,808	43,087	90,701
Goodwill	94	—	—	94
Bargain purchase arising on acquisition	—	(17,508)	(17,487)	(34,995)

Purchase consideration	3,900	26,300	25,600	55,800

Goodwill arising on acquisition comprises the value of expected synergies arising from the acquisition. As discussed in note 11, Goodwill acquired through business combinations is allocated to the Betway and Spin CGU’s, which are also operating and reportable segments. The Goodwill recognized on the acquisition of Yakira has been allocated to the Betway CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.

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58

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2020
(continued)
A business combination in which the net of the
acquisition-date
amount of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred is considered a bargain purchase and this difference is recognized as a gain in the Consolidated Statement of Profit or Loss and Comprehensive Income as at the acquisition date.
The following bargain purchases were identified within Lanester and Gazelle and are explained as follows:

•
Gazelle and Yakira have a
short-term
licensing agreements with the acquirer to use the Betway brand, which could affect the business in the event of non-
renewal and limit any goodwill value or the number of potential acquirers. Further to this, the bargain purchase can also be attributable to the fact that certain contingent liabilities cannot be measured reliably due to uncertainty around the amount and timing.

•
At the time of the purchase of both Gazelle and Lanester, and their subsidiaries, participated in unregulated markets, for which there was a risk that these markets could become regulated which would result in further costs and would decrease the value of the investment or reduce significant profits of casino operators;

Certain shareholders selling the asset at a low price but seeing an opportunity to participate in an enlarged group with a more balanced product mix either as a shareholder or as a director.
From the date of acquisition, the acquired entities contributed the below to revenue and profit before tax of the Group for the year ended December 31, 2020:

Total € ‘000s
Revenue	85,953
Profit before taxation	15,773
Had the acquired entities been acquired at the beginning of the reporting period, the revenue and profit before tax of the Group would have been as follows:

Total € ‘000s
Revenue	983,087
Loss before taxation	135,975
Purchase consideration
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

	Yakira Limited	Gazelle Management Holdings Limited	Lanester Investments Limited	Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Shares issued at fair value	—	—	—	—
Liabilities assumed/deferred consideration	3,900	26,300	25,600	55,800

Total consideration	3,900	26,300	25,600	55,800

Net cash acquired with the subsidiary	5,120	10,952	14,119	30,191

Net cash flow on acquisition	5,120	10,952	14,119	30,191

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59

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

4	Business combinations (continued)
Acquisitions in 2020
(continued)
Purchase consideration (continued)
The Lanester Sale and Purchase Agreement (‘Lanester SPA’) calls for total cash consideration for the shares transferred in the acquisition of Lanester by Pelion in the amount of € 25.6 million. The Lanester SPA calls for this consideration to be transferred by no later than 24 months after the completion of the sale. The sale proceeds were fully settled by May 14, 2021.
Transaction costs amounting to less than € 0.1 million have been included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

5	Segment reporting
The Group’s Chief Operating Decision Maker (‘CODM’) has been identified as the Chief Executive Officer, who makes key decisions regarding the strategy of and allocation of resources among the separately managed brands. Factors considered in determining the operating segments include how decisions are made regarding recent acquisitions and how budgets are determined and reviewed. These factors are relevant at a brand level. Operating segments are based on the reports reviewed by the CODM at the brand level to make strategic decisions and allocate resources. No operating segments have been aggregated to form the reporting segments, which are described below:
Betway:
Premier single brand online sportsbook focused business with a global footprint and strategic partnerships with teams and leagues worldwide.
Spin:
Premier
multi-brand
online casino focused business with established market leadership in high-growth
markets.
Amounts recorded in the ‘other’ column represents head office costs.
Information related to each reportable segment is set out below. Adjusted EBITDA is an alternative performance measure used by management as they believe that this information is the most relevant indicator in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA is not a GAAP measure, is not intended as substitute for GAAP measures and may not be comparable to performance measures used by other companies.

	2021 Betway	2021 Spin	2021 Other 2	2021 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	687,752	632,906	—	1,320,658
Direct and marketing expenses	(511,708)	(381,223)	(3,563)	(896,494)
Other operating income	5,090	587	2,365	8,042
General and administrative expenses	(71,550)	(57,678)	(20,631)	(149,859)
Depreciation and amortization expense	(49,528)	(33,107)	(925)	(83,560)

Profit from operations	60,056	161,485	(22,754)	198,787

Adjusted EBITDA 1	109,584	194,592	(14,722)	289,454

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60

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

5	Segment reporting (continued)

	2020 Betway	2020 Spin	2020 Other 2	2020 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s

Revenue	394,525	513,494	—	908,019
Direct and marketing expenses	(310,547)	(302,058)	(84)	(612,689)
General and administrative expenses	(38,984)	(71,082)	(4,472)	(114,538)
Depreciation and amortization expense	(24,602)	(30,804)	(1)	(55,407)

Profit from operations	20,392	109,550	(4,557)	125,385

Adjusted EBITDA 1	44,993	140,354	(4,555)	180,792

	2019 Betway	2019 Spin	2019 Other 2	2019 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	346,015	130,025	—	476,040
Direct and marketing expenses	(346,959)	(84,025)	—	(430,984)
General and administrative expenses	(45,783)	(24,184)	—	(69,967)
Depreciation and amortization expense	(19,772)	(10,689)	—	(30,460)

Profit from operations	(66,499)	11,127	—	(55,371)

Adjusted EBITDA 1	(46,727)	21,816	—	(24,911)

1
Adjusted EBITDA is a
non-GAAP
measure in the above segment note and is defined as profit for the period before depreciation, amortization, impairment, financial income, financial expense, gain on bargain purchase, gain on derivative contracts, listing transaction costs and tax expense/credit.

2	€ 20.6 million (2020: € 4.5 million) (2019: Nil) disclosed as “Other” comprises employment, legal, accounting and other central administrative costs incurred at a SGHC Limited level.
The reconciliation of
non-GAAP
information on reportable segments to amounts reported in the financial statements:

	2021	2020	2019
	€ ‘000s	€ ‘000s	€ ‘000s
Profit for the year	235,878	149,217	(17,948)
Income tax expense	(9,970)	429	333
Finance income	(1,312)	(257)	(158)
Finance expense	6,370	10,991	7,733
Depreciation and amortization expense	83,560	55,407	30,460

EBITDA	314,526	215,787	20,420
Transaction costs	7,107	—	—
Gain on derivative contracts	(15,830)	—	—
Gain on bargain purchase	(16,349)	(34,995)	(45,331)

Adjusted EBITDA	289,454	180,792	(24,911)

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61

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

5	Segment reporting (continued)

Disaggregation of revenue

Group revenue disaggregated by product line for the year ended December 31, 2021:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s

Online casino 3	228,801	629,924	858,725
Sports betting 3	385,368	1,814	387,182
Brand licensing 4	71,053	—	71,053
Other 5	2,530	1,168	3,698

Total Group revenue	687,752	632,906	1,320,658

Group revenues disaggregated by product line for the year ended December 31, 2020:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s

Online casino 3	172,093	511,311	683,404
Sports betting 3	161,080	293	161,373
Brand licensing 4	61,352	1,890	63,242

Total Group revenue	394,525	513,494	908,019

Group revenues disaggregated by product line for the year ended December 31, 2019:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s

Online casino 3	166,894	129,393	296,287
Sports betting 3	136,405	631	137,036
Brand licensing 4	42,717	—	42,717

Total Group revenue	346,016	130,024	476,040

3	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
4	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
5	Other relates to rebates received from external processors and outsource fees from external customers.

F-
62

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

5	Segment reporting (continued)

Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group operates. The Group has not provided geographic information regarding its non-current
assets as this information is not available and is impracticable to determine. Revenues from external customers for the period attributed to Canada are € 592.4 million (2020: € 420.6 million), (2019: € 122.1 million). No other country accounts for more than 10% of total external revenues. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Total € ‘000s
Africa and Middle East	212,027	5,350	217,377
Asia and Pacific	201,887	127,863	329,750
Europe	129,248	19,858	149,106
North America	130,683	462,969	593,652
South/Latin America	13,907	16,866	30,773

	687,752	632,906	1,320,658

	%	%	%

Africa and Middle East	31%	1%	17%
Asia and Pacific	29%	20%	25%
Europe	19%	3%	11%
North America	19%	73%	45%
South/Latin America	2%	3%	2%

	2020 Betway	2020 Spin	2020 Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	30,220	8,603	38,823
Asia and Pacific	151,351	85,103	236,454
Europe	137,964	56,786	194,750
North America	71,667	348,946	420,613
South/Latin America	3,323	14,056	17,379

	394,525	513,494	908,019

	%	%	%

Africa and Middle East	8%	2%	4%
Asia and Pacific	38%	17%	26%
Europe	35%	11%	21%
North America	18%	68%	47%
South/Latin America	1%	3%	2%

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63

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

5	Segment reporting (continued)
Geographical Information
(continued)

	2019 Betway	2019 Spin	2019 Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	15,248	3,756	19,004
Asia and Pacific	80,060	26,185	106,245
Europe	202,002	22,105	224,107
North America	47,797	74,273	122,070
South/Latin America	907	3,705	4,612

	346,016	130,024	476,040

	%	%	%

Africa and Middle East	4%	3%	4%
Asia and Pacific	23%	20%	22%
Europe	58%	17%	47%
North America	15%	57%	26%
South/Latin America	0%	3%	1%

6	Profit from operations

	Note	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Profit from operations is derived at after charging the following:
Amortization of intangible assets	11	77,564	51,191	27,399
Depreciation of property, plant and equipment	13	3,154	2,206	1,358
Amortization of right-of-use of asset	18	2,841	2,010	1,703
Foreign exchange losses		27,142	13,913	13,136
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Direct and marketing expenses
Gaming tax, license costs and other tax	48,800	33,969	44,087
Processing & Fraud Costs	173,619	99,322	51,709
Royalties	202,856	164,636	70,900
Staff costs and related expenses	79,885	47,158	43,007
Other operational costs	36,126	19,142	20,566
Costs relating to currency movements and financing expenses	4,924	1,596	6,365
Marketing Expenses	350,284	246,866	194,350

	896,494	612,689	430,984

F-
64

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

6	Profit from operations (continued)

General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s

General and administration expenses
Outsource fees	88,859	86,506	52,491
Technology and infrastructure costs	20,198	9,172	5,785
Other administrative costs	40,802	18,860	11,691

	149,859	114,538	69,967

Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Amount included in General and Administration expenses	5,996	4,216	3,061
Amount included in Direct and Marketing Expenses	77,564	51,191	27,399

	83,560	55,407	30,460

Direct and marketing expenses as disclosed on the Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the period includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to € 425.3 million (2020: € 297.9 million), (2019: € 166.7 million).
In relation to the SPAC transaction noted in note 24, we incurred €7.0 million in transaction costs, which have been included in General and Administration Expenses.
Included in Direct and Marketing Expenses are service costs incurred in relation to casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. The Group has entered into several of these agreements with Apricot (and its affiliates and subsidiaries), a leading gaming software and content provider.
Whilst this relationship is not considered by the Company to meet the definition of a related party under IAS 24 ‘Related Party Disclosures’ on the basis that the beneficiaries of these trusts have neither any right to control or voting investment power over the trusts, nor any rights to appoint or replace the trustees, it is noted that a beneficiary of certain trusts which are the ultimate controlling shareholders of Apricot, is also a beneficiary of a trust which is a major shareholder of SGHC.

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65

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

7	Staff costs

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Staff costs are as follows:
Salaries and wages	70,272	46,100	43,475
Social security costs	5,639	4,800	4,318
Other pension costs	2,066	1,645	1,317

	77,977	52,545	49,110

The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	1,664	840	624

Refer to note 19 ‘Related Parties’ for details relating to key management remuneration.

8	Finance expense

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Interest on loans and borrowings	5,873	10,306	7,174
Interest on lease liabilities	497	685	561

	6,370	10,991	7,735

9	Income tax

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
The following income taxes are recognized in profit or loss:
Current tax expense:
Current year	9,389	13,041	2,787
Changes in estimates related to prior years	(189)	23	(2)
Foreign exchange adjustment	23	(8)	3
Deferred tax expense:
Origination and reversal of temporary differences	21,797	(9,580)	(1,385)
Origination of changes in tax rates	(64)	—	(15)
Changes in estimates related to prior years	105	—	—
Recognition of previously unrecognized deferred tax assets	(34,938)	—	—
Foreign exchange adjustment	47	(2)	4
Release of deferred tax arising on business combinations	(6,901)	(3,188)	(1,058)
Dividend tax expense	761	143	—

Income tax expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	(9,970)	429	333

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66

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

9	Income tax (continued)

T
he applicable tax rate for the effective tax reconciliation is taken from the Company’s domestic tax rate at 0% (2020: 0%).

	2021	2020	2019
	€ ‘000s	€ ‘000s	€ ‘000s
Profit/(loss) before taxation	225,908	149,646	(17,617)
At SGHC’s statutory tax rate
Tax expense at statutory rate	—	—	—
Rate differential between local and Group rates	20,581	3,617	1,391
Release of deferred tax arising on business combinations	(6,901)	(3,188)	(1,058)
Recognition of deferred tax arising on assessed loss	(23,650)	—	—

(Benefit)/Expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	(9,970)	429	333

	2021	2020
	€ ‘000s	€ ‘000s
Reconciliation of deferred tax assets/(liabilities), net:
Net deferred tax (liabilities)/assets as of January 1	4,523	(1,624)
Net additions from business combinations	(9,672)	(6,617)
Recognized within income tax expense	19,954	12,771
Foreign currency translation adjustment	55	(7)

Net deferred tax (liabilities)/assets as of December 31	14,860	4,523

	2021 € ‘000s	2020 € ‘000s
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets	(10,740)	(9,202)
Intangible assets	10	32
Trade and other payables	6,417	1,820
Tax loss carried forward	20,416	194
Corporate tax rebate	—	11,533
Other assets and prepayments	(1,244)	146
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	24,108	13,734
Deferred tax liabilities	(9,248)	(9,211)
The Group has tax losses that arose in Betway Limited of € 57.4 million (2020: € 84.5 million), (2019: € 96.6 million) and GM Gaming Limited of €7.1 million (2020: € 7.2 million), (2019: € 3.6 million) that are available for offsetting against future taxable profits of the companies in which the
losses arose.

F-
67

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

9	Income tax (continued)

Deferred tax assets have not been recognized in various subsidiaries for their assessed losses as they may not be used to offset taxable profits elsewhere in the Group. These have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future.

10	Earnings per share
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s

Profit attributable to ordinary equity holders of the Group	235,878	149,217	(17,950)
Weighted average number of ordinary shares for basic and diluted EPS	472,171,426	462,967,450	458,274,730

Net profit per share, basic and diluted	0.50	0.32	(0.04)

As discussed in note 24, on January 27, 2022 (the ‘Closing date’) the Company completed the merger by and among SGHC, Super Group, Sports Entertainment Acquisition Corp (‘SEAC’), and Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), which resulted in the public listing of the Group. Prior to the closing date, SGHC shareholders exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio of
8.51 to 1
. As a consequence of the exchange previously existing shareholders of SGHC obtained 458,721,777 ordinary shares in Super Group for no additional consideration. Shares in issue prior to January 27, 2022, have therefore been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of
8.51 for 1
.

During fiscal year 2021 the Group has entered into the share transactions detailed in note 16.1 which impact the weighted average number of ordinary shares outstanding.
On June 25, 2021 external loans with a value of €203.0 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 23,496,592 ordinary shares in the Company, in the same pro-rata proportions as the shareholding percentages just prior to this loan novation and share issue. The Company issued these shares on June 30, 2021 and has included the additional shares in their calculation of earnings per share on a prospective basis.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

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68

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

11	Intangible assets

	Goodwill € ‘000s	Customer databases € ‘000s	Brands € ‘000s	Licenses € ‘000s	Exclusive license rights € ‘000s	Marketing and data analytics know-how € ‘000s	Acquired technology € ‘000s	Internally- generated software development costs € ‘000s	Total € ‘000s
Cost
At January 1, 2020	18,830	8,908	59,777	1,741	55,000	54,682	8,852	1,899	209,689
Arising on business combinations	94	7,073	14,316	1,024	—	44,595	20,258	—	87,360
Additions	—	—	—	621	—	—	—	9,521	10,142
Effects of movements in exchange rates	(81)	—	—	98	—	—	—	(5)	12

At December 31, 2020	18,843	15,981	74,093	3,484	55,000	99,277	29,110	11,415	307,203
Arising on business combinations	6,071	11,193	—	242	—	18,165	640	—	36,311
Disposals	—	—	—	—	—	—	(135)	(2,088)	(2,223)
Additions	—	—	—	1,994	—	—	—	21,612	23,606
Effects of movements in exchange rates	109	2	—	(10)	—	—	13	(18)	96

At December 31, 2021	25,023	27,176	74,093	5,710	55,000	117,442	29,628	30,921	364,993

Accumulated amortization and impairment
At January 1, 2020	—	3,768	3,476	1,354	22,805	4,557	1,412	992	38,364
Amortization charge for the year	—	4,839	6,797	272	16,098	15,019	6,692	1,474	51,191
Effects of movements in exchange rates	—	—	—	(14)	—	—	25	—	11

At December 31, 2020	—	8,607	10,273	1,612	38,903	19,576	8,129	2,466	89,566
Amortization charge for the year	—	11,913	7,307	642	16,097	25,498	11,082	5,025	77,564
Disposals	—	—	—	—	—	—	—	(131)	(131)
Effects of movements in exchange rates	—	—	—	43	—	—	(25)	(1)	17

At December 31, 2021	—	20,520	17,580	2,297	55,000	45,074	19,186	7,359	167,016

Net book value
At December 31, 2020	18,843	7,374	63,820	1,872	16,097	79,701	20,981	8,949	217,637
At December 31, 2021	25,023	6,656	56,513	3,413	—	72,368	10,442	23,562	197,977
The Group acquired intangible assets during 2021 relating to its acquisitions during the year as described in note 4. The fair values of the intangible assets related to these acquisitions were customer databases of € 11.1 million, marketing and data analytics know-how
of € 18.2 million, licenses of € 0.2 million, and acquired technology of € 0.6 million. Acquired customer databases are being amortized under the diminishing balance method over a period of 5 years. All other classes of acquired intangible assets are being amortized on a straight-line
basis over the estimated remaining useful lives for each category which are 10 years for brands,
4-5
years for marketing and data analytics, 2.5 years for licenses and
2.5-6
years for acquired technology.

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69

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

11	Intangible assets (continued)
The Group acquired intangible assets relating to 2020 acquisitions in note 4. The fair values of the intangible assets related to these acquisitions were customer databases of € 7.1 million, brands of € 14.3 million, marketing and data analytics know-how
of € 44.6 million, licenses of € 1.0 million, and acquired technology of € 20.2 million. Acquired customer databases are being amortized under the diminishing balance method over a period of 5 years. All other classes of acquired intangible assets are being amortized on a straight-line
basis over the estimated remaining useful lives for each category which are 10 years for brands,
4-5
years for marketing and data analytics, 2.5 years for licenses and
2.5-6
years for acquired
technology.

12	Impairment reviews
For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway and Spin CGU, which are also an operating and reportable segments.
The Group performs an annual impairment review for goodwill by comparing the carrying amount of the Betway and Spin CGU with its recoverable amount. Management performed a valuation analysis in accordance with IAS 36 Impairment of Assets, to assess the recoverable amount for the Betway and Spin CGU. This was then compared to CGUs’ carrying amount as of October 31, 2021, and December 31, 2020, to identify whether an impairment charge is recognized. This is an area where management exercises judgment and estimation, as discussed in note 3. Testing is carried out by allocating the carrying value of these assets to the respective CGUs and determining the recoverable amounts for the CGUs through Fair Value Less Cost of Disposal (‘FVLCD’) calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired. Each CGU is defined as its segment, which is described in note 5.
The Group engaged a third party to perform an independent valuation.
Carrying amount of Goodwill allocated to each of the CGU’s:

	2021	2020
	€ ‘000s	€ ‘000s
Betway	22,604	18,843
Spin	2,419	—

Total	25,023	18,843

The Group considers the relationship between its recent equity transactions and its book value, among other factors, when reviewing for indicators of impairment.
Betway CGU
The recoverable amount of the Betway CGU was based on Fair Value Less Cost of Disposal (“FVLCD”). As certain markets are not expected to have reached maturity by 202X for the purposes of the 2021 impairment review the FVLCD resulted in a higher recoverable amount that using a Value in Use (‘VIU’) calculation. The FVLCD was estimated using discounted cash flows (‘DCF analysis’). The DCF analysis was then compared with a market approach based on market multiples from listed peers. The fair value measurement was categorized as a Level 3 fair value measurement based on the nature of inputs used in the various valuation techniques (CGU forecasts, long-term
growth,
post-tax
discount rates and market multiples from listed peers).

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70

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

12	Impairment reviews (continued)
Carrying amount of Goodwill allocated to each of the CGU’s
(continued)
:
Betway CGU (continued):
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industry segments in which the CGU operates (online casino and sport betting). The forecast assumptions are based on historical data and market trends. The valuation assumptions are based on external sources
(macro-economic
and market data from listed peers) and internal sources:

Pre-tax discount rate	22.2%
Long-term growth rate	2%
The discount rate applied in the DCF analysis is a
post-tax
measurement estimated using CAPM with reference to market participants’ gearing and betas. In the calculation of the DCF, the cash flow projections included specific estimates over a ten-year
period until such point that all markets in operation as of 2021 have reached maturity, with a terminal growth rate applied thereafter. To reflect regulatory risks and certain risks identified in the forecasts, a specific risk premium was adopted in the post-tax
discount rate.
The estimated recoverable amount of the CGU significantly exceeded its carrying amount by approximately € 2.3 bn. Management has concluded that due to the amount of headroom, 97.5% of the carrying amount, it is unlikely a change in the discount rate and long-term
growth rate would cause the carrying amount to exceed the recoverable amount. The information below shows the amount by which the discount rate would need to change for the estimated recoverable amount to be equal to the carrying amount.
The market approach was based on revenue and EBITDA multiples observed from listed peers as of the balance sheet date. Certain adjustments were applied to reflect specific risks the CGU faces compared to its peers operating mainly in regulatory markets.

Change in pre-tax discount rate	3,372%
Change in long-term growth rate	n/a

13	Property, plant and equipment

	Leasehold property	Computer hardware &	Office	Furniture &
	improvements € ‘000s	software € ‘000s	equipment € ‘000s	fittings € ‘000s	Total € ‘000s

Cost
At January 1, 2020	3,527	4,811	432	740	9,510
Additions	156	1,231	147	439	1,973
Disposals	(25)	(246)	(69)	(42)	(382)
Arising on business combinations	255	159	95	141	650
Effects of movements in exchange rates	(66)	(349)	(99)	(50)	(564)

At December 31, 2020	3,847	5,606	506	1,228	11,187
Additions	860	1,808	236	243	3,147
Disposals	(8)	(496)	(92)	(41)	(637)
Arising on business combinations	2,252	4,805	358	305	7,720
Effects of movements in exchange rates	255	487	51	101	894

At December 31, 2021	7,206	12,210	1,059	1,836	22,311

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71

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

13	Property, plant and equipment (continued)

	Leasehold property	Computer hardware &	Office	Furniture &
	improvements € ‘000s	software € ‘000s	equipment € ‘000s	fittings € ‘000s	Total € ‘000s
Accumulated depreciation
Balance at January 1, 2020	2,090	2,513	144	328	5,075
Depreciation	330	1,651	96	129	2,206
Disposals	(24)	(212)	(35)	(23)	(294)
Effects of movements in exchange rates	(73)	(268)	(76)	(26)	(443)

At December 31, 2020	2,323	3,684	129	408	6,544
Depreciation	500	2,224	189	241	3,154
Disposals	(5)	(384)	(78)	(33)	(500)
Effects of movements in exchange rates	113	438	21	43	615

At December 31, 2021	2,931	5,962	261	659	9,813

Net book value
At December 31, 2020	1,524	1,922	377	820	4,643
At December 31, 2021	4,275	6,248	798	1,177	12,498

14	Trade and other receivables

	2021	2020
	€ ‘000s	€ ‘000s
Processor receivables	63,495	39,376
Trade receivables	56,346	35,632
Inventory	40	—
Other receivables	3,453	2,840
Prepayments	45,918	30,528
Other taxation and social security	—	469

	169,252	108,845

Processor receivables are balances due from Payment Service Providers (‘PSPs’). The Group considers these PSPs as financial institutions that have high creditability in the market and strong payment profiles.
Management considers that the carrying amount of trade and other receivables approximates their fair value. The expected credit losses calculated under IFRS 9 for trade and other receivables are considered by management to be immaterial.

15	Trade and other payables

	2021 € ‘000s	2020 € ‘000s

Trade payables	77,651	75,249
Other taxation and social security	9,835	3,196
Other payables	1,106	2,132
Accruals	58,761	62,732

	147,353	143,309

Management considers that the carrying amount of trade and other payables approximates their fair value.

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72

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

15	Trade and other payables (continued)
All amounts included in trade and other payables are repayable on demand, non-interest
bearing and are not secured on the assets of the
Group.

16	Equity

	2021	2020
Ordinary shares issued and fully paid as at January 1	464,146,646	458,274,730

Share buy-back during the year	(5,886,567)	—
Issued during the period	25,454,969	5,871,917

Ordinary shares issued and fully paid as at December 31	483,715,048	464,146,646

16.1	Issued capital
As discussed in note 10 and note 24, all shares in issue prior to January 27, 2022, have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1.
On March 12, 2020 and March 17, 2020, the Company issued
2,935,958
no
par registered shares to minority shareholders in Fengari and Pelion in exchange for €
1.4
 million and €
4.8
 million, respectively, to align its shareholding with that of SGHC. The €
6.2
 million received for the issuance of shares has been recorded to issued share capital.
On January 27, 2021 the Company bought back 5,886,567 of its shares from its shareholders for € 10.7 million. This transaction has been be treated as a reduction of issued capital.
On March 12, 2021, the Company issued 1,958,378 no par registered shares to minority shareholders in SGHC in exchange for the acquisition of Raging River for a fair value of € 16.7 million. The shareholders paid an amount of € 3.6 million towards the issue of shares. The € 16.7 million for the issuance of shares has been recorded to issued capital.
On June 25, 2021, external loans with a value of € 203.0 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 23,496,592 ordinary shares in the Company, in the same pro-rata
proportions as the shareholding percentages just prior to this loan novation and share issue. The Company incurred no gain or loss on the extinguishment of this debt. The Company issued these shares on June 30, 2021. In addition to the above, transaction costs to the value of €0.5 million was capitalized against share capital
.

16.2	Foreign exchange reserve
The foreign exchange reserve relates to retranslation of the Group’s foreign subsidiaries with a non-Euro
functional currency into the Group’s presentation currency.

16.3	Entities with significant influence over the Group
During the year and as at December 31, 2021, the Group did not have an ultimate holding company as no entity is deemed to have control over the Group. Instead both Knuttson Ltd and Chivers Ltd (
previously

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

16	Equity (continued)

16.3	Entities with significant influence over the Group (continued)
Chivers Trust) are considered to exercise significant influence by way of holding 48.94% and 20.34%, respectively, of the issued share capital of SGHC as at December 31, 2021 and 2020. Refer to note 24 for changes in shareholders after the reporting date
.

17	Financial instruments - fair values and risk management
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

	Carrying Amount December 31, 2021 € ‘000s	Fair Value December 31, 2021 € ‘000s	Carrying Amount December 31, 2020 € ‘000s	Fair Value December 31, 2020 € ‘000s

Assets
Loans receivable	25,516	25,516	39,804	39,804
Trade and other receivables	119,841	119,841	75,008	75,008
Regulatory deposits	8,594	8,594	2,901	2,901
Restricted cash	60,296	60,296	12,093	12,093
Cash and cash equivalents	293,798	293,798	138,540	138,540

Total	508,045	508,045	268,346	268,346

Liabilities Trade and other payables	134,930	134,930	136,869	136,869
Lease liabilities	16,249	16,249	9,072	9,072
Deferred consideration	13,200	13,200	2,089	2,089
Interest-bearing loans and borrowings	3,772	3,772	210,723	210,723
Customer liabilities (at fair value through profit/loss)	51,959	51,959	43,709	43,709

Total	220,110	220,110	402,462	402,462

Net	287,935	287,935	(134,116)	(134,116)

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74

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)
Fair values

Fair value hierarchy
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs for the asset or liability that are based on observable market data (i.e. observable inputs); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).
Basis for determining fair value though profit and loss
The following are the significant methods and assumptions used to estimate the fair values for the financial instruments above.
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities are fair valued as at period end to reflect the movement in the odds between the date the bet was placed and the odds as at period end.
Call Option over Verno Holdings Limited shares
At April 16, 2021, SGHC Limited entered into a call option to purchase 100% of the shares in Verno, exercisable during the period from April 16, 2021 to December 31, 2023. SGHC had no ownership interest in Verno at this time. The number of shares granted as per the option agreement was 13,465,539. As the call option is for 100% of the shares in Verno, SGHC assessed whether the option is substantive and whether the option provides control over Verno. At April 16, 2021, SGHC Limited could exercise the option at any time; therefore, it had the practical ability to exercise the option when decisions about the direction of relevant activities needed to be made. However, there were other barriers preventing SGHC from exercising the option. Some of the barriers included ongoing investigations from regulators, uncertainties regarding tax compliance and concerns regarded the regulatory environment. Furthermore, at June 30, 2021, an addendum to the option was issued and the exercise date was amended to June 30, 2023. Therefore, this option was no longer exercisable. The Group determined that SGHC does not have control over Verno and recognized the option as a derivative in accordance with IFRS 9 Financial Instruments.

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75

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)
Financial instruments carried at fair value through profit and loss
(continued)
Derivative financial instruments (Level 3) (continued)

Upon initial recognition of the Verno option, the Group recognized the transaction price of €1,000 relating to the amount paid in order to enter into the option. There is a difference between the fair value of the option (€22.6 million) and the transaction price which the Group did not recognize as the valuation of the option is not based on a valuation technique that uses observable inputs. The option related to effect an anticipated reorganization for which there were uncertainties around the outcome of certain events as such a nominal amount was seen as an appropriate fair value for the transaction price. The table below shows the movement in the aggregate profit not recognized when financial instruments were initially recognized (day 1 gain), because of the use of valuation techniques for which not all the inputs were market observable
data
:

2021
€ ‘000s
Opening balance	—
Gain or loss on initial recognition	22,589
Changes in fair value during the period	(9,508)

Closing balance	13,081

In determining the fair value of the call option over the Verno shares, the Group applied a valuation technique that takes into account the regulatory risks in the UK. This approach allows for a two-step
process, which incorporates uncertainty around the success or not of the license review and the underlying business risk using the Black Scholes method.
The Group entered into three separate funding and option arrangements with Bellerive Capital Limited (“BCL”) in 2014, 2015 and 2016, under which the Group provided a funding contribution for the sole purpose of BCL acquiring a 100%
interest in Digiprocessing
,
Richhill (parent company of Raichu), and Haber respectively. Per the agreement, any proceeds received by BCL from the investment entities in excess of the initial contributions shall be allocated between the Group and BCL after deduction of any relevant expenses incurred by BCL. As part of this allocation, the Group earned
 €15.8
million during the year ended December 31, 2021 which were proceeds received in excess of the initial funding contribution. This has been recognized as other income in the consolidated statements of profit or loss and other comprehensive income.
Investments in
non-listed
equity instruments
On 17 May 2021, Merryvale Limited purchased preference shares in Beryllium Ventures Pte. Ltd for which the Group holds a non-controlling
interest. These investments were irrevocably designated at fair value through OCI as the Group considers this investment to be strategic in nature. The fair value of the investment is recognized at the fair value of the transaction price as the transaction is between entities that are unrelated. Any movement in the fair value of the investment between the date of acquisition and year end is immaterial.

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76

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)

Financial instruments carried at amortized cost
Interest-bearing
loans and borrowings

	December 31,	December 31,
	2021 € ‘000s	2020 € ‘000s

Current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	1,537	—
Financial institution loan (ZAR 15% interest)	1,318	—
Financial institution loan (GBP 3-month LIBOR plus 5%)	—	82,641
Financial institution loan (CAD 3-month LIBOR plus 5%)	—	258
Financial institution loan (CHF 3-month LIBOR plus 5%)	—	843
Financial institution loan (EUR 3-month LIBOR plus 5%)	—	95,296
Financial institution loan (EUR 6% interest)	—	2,591
Other loans (NGN 0%)	126	—
Other loans (EUR 0%)	27	2,093

Total current interest-bearing loans and borrowings	3,008	183,722

Non-current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	764	—
Financial institution loan (EUR 3-month LIBOR plus 3%)	—	2,254
Financial institution loan (USD 6% interest)	—	2,044
Financial institution loan (EUR 6% interest)	—	22,703

Total non-current interest-bearing loans and borrowings	764	27,001

Analysis of loans and borrowings for the year ended 31 December 2021

Facility	Maturity	Interest rate	Currency	Facility amount ‘000s

Financial institution loan	15-Jun-22	15%	ZAR	R75,032
Financial institution loan	31-Aug-23	1.25%	ZAR	R49,944
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	0%	NGN	Unspecified

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77

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)

Analysis of loans and borrowings for the year ended 31 December 2020

Facility	Maturity	Interest rate	Currency	Facility amount ‘000s

Financial institution loan	On demand	3- month LIBOR plus 5%	GBP	£75,000
Financial institution loan	On demand	3- month LIBOR plus 5%	Multi-currency	€90,000
Financial institution loan	On demand	3- month LIBOR plus 5%	EUR	€11,500
Financial institution loan	On demand	3- month LIBOR plus 5%	EUR	€6,000
Financial institution loan	27-Nov-24	6%	EUR	€10,000
Financial institution loan	21-Feb-23	3- month LIBOR plus 3%	EUR	€10,000
Financial institution loan	02-Oct-23	6%	USD	$5,000
Financial institution loan	07-Mar-21	6%	EUR	€5,000
Financial institution loan	28-Mar-24	6%	Multi-currency	€10,000
Financial institution loan	27-Nov-24	6%	EUR	€10,000
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	1.5%	EUR	€25,600
Financial risk management
The Group’s activities expose it to a variety of financial risks, namely, market risk, liquidity risk and credit risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are described below.
Market risk
Market risk relates to the risk that changes in prices, including sports betting prices/odds, foreign currency exchange rates and interest rates, will impact the Group’s income or the value of its financial instruments. Market risk management has the function of managing and controlling the Group’s exposure to market risk to within acceptable limits, while at the same time, ensuring that returns are optimized.
The management of market risk is performed under the supervision of the Group’s senior management and according to the guidance approved by them.

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78

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)

Sports betting prices/odds
Managing the risks associated with the sportsbook bets is a fundamental part of the Group’s business. Group senior management has the responsibility for the compilation of bookmaking odds and for sportsbook risk management as well as responsibility for the creation and pricing of all betting markets, and the trading of those markets through their lives.
A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. The Group has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by senior management.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure that; as far as possible, it will have sufficient liquidity to meet its liabilities when they become due.
Cash flow forecasting is performed in the operating entities of the Group on a monthly basis and then aggregated by Group Finance which closely monitors the actual status per company and the rolling forecast of the Group’s liquidity.
Customer funds are kept in dedicated accounts, separately from the Group’s operational bank accounts in order to ensure that their liability is met. The following table shows the cash flows for financial liabilities.

	Carrying amount € ‘000s	Contractual cashflows € ‘000s	less than 1 year € ‘000s	1-2 years € ‘000s	3-5 years € ‘000s	Over 5 years € ‘000s
At December 31, 2021
Trade payables	77,651	77,651	77,651	—	—	—
Accruals	57,279	57,279	57,279	—	—	—
Other payables	1,106	1,106	1,106	—	—	—
Customer liabilities	51,959	51,959	51,959	—	—	—
Lease liabilities	16,249	19,236	5,746	5,422	7,914	154
Deferred consideration	13,200	13,200	13,200	—	—	—
Interest-bearing loans and borrowings principal	3,327	3,327	2,563	764	—	—
Interest-bearing loans and borrowings interest	445	560	556	4	—	—

	221,216	224,318	210,060	6,190	7,914	154

At December 31, 2020
Trade payables	75,249	75,249	75,249	—	—	—
Accruals	61,620	61,620	61,620	—	—	—
Other payables	2,132	2,132	2,132	—	—	—
Customer liabilities	43,709	43,709	43,709	—	—	—
Lease liabilities	9,072	11,374	2,586	2,568	6,220	—
Deferred consideration	2,089	2,089	2,089	—	—	—
Interest-bearing loans and borrowings principal	200,417	200,416	174,568	—	25,848	—
Interest-bearing loans and borrowings interest	10,306	16,617	9,250	—	7,367	—

	404,594	413,206	371,203	2,568	39,435	—

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SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)
Liquidity risk
(continued)

Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred consideration	Lease liabilities	Total
	€ ‘000s	€ ‘000s	€ ‘000s

At January 1, 2019	146,793	11,457	158,250

Cash inflows	14,610	—	14,610
Cash outflows	—	(2,215)	(2,215)
Eliminated on business combinations	(18,200)	—	(18,200)
Deferred consideration paid	(20,284)	—	(20,284)
Effects of movements in exchange rates	2,444	(1)	2,443
New leases	—	91	91
Increase in deferred consideration	62,500	—	62,500
Arising from business combinations	22,328	—	22,328
Interest	7,174	561	7,735

At December 31, 2019	217,365	9,893	227,258

Cash inflows	7,142	—	7,142
Cash outflows	(15,779)	(2,645)	(18,424)
Loans novated	29,844	—	29,844
Deferred consideration paid	(66,027)	—	(66,027)
Effects of movements in exchange rates	(1,945)	128	(1,817)
New leases	—	196	196
Increase in deferred consideration	25,600	—	25,600
Arising from business combinations	6,306	815	7,121
Interest	10,306	685	10,991

At December 31, 2020	212,812	9,072	221,884

Cash inflows	—	—	—
Cash outflows	(24,641)	(3,413)	(28,054)
Deferred consideration paid	(4,050)	—	(4,050)
Effects of movements in exchange rates	4,124	527	4,651
Disposals	—	(347)	(347)
New leases	—	1,311	1,311
Other	25	—	25
Increase in deferred consideration	15,161	—	15,161
Loans novated - share subscription	(202,625)	—	(202,625)
Arising from business combinations	10,741	8,602	19,343
Liabilities assumed on business combination	2,881
Loans novated	(12)		(12)
Loans waived	(2,808)	—
Interest	5,364	497	5,861

At December 31, 2021	16,972	16,249	33,147

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SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Credit risk also arises where cash and cash equivalents and restricted cash are deposited with banks or financial institutions. It is the Group’s policy to deposit funds only with reputable institutions, and to keep the position under review. Management do not consider there to be a concentration of credit risk within the Group as the amounts receivable at year end are spread across a number of 3rd partıy supplier across multiple locations.
The Group applies the IFRS 9, ‘Financial Instruments,’ simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade and other receivables that do not contain a significant financing component and those that are recognized under IFRS 15, ‘Revenue from Contracts with Customers.’
The Group’s

sports betting and online casino business are predominantly cash businesses where there is a requirement for the customer to pay in advance of entering into a transaction. These payments are collected through payment service providers. The Group does not grant credit to customers.
As such, the majority of the Group’s outstanding receivables balance is with approximately 68 payment service providers (PSPs), some of which are global brands, and others are smaller and country specific. The Group considers these PSPs as financial institutions that have high credibility in the market and strong payment profiles.
The Group monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
This is accomplished through weekly cash flow meetings where inflows from PSPs are reviewed, and on a monthly basis a ‘PSP aging report’ is assessed. This enables management to identify any settlements outstanding for more than a month and will then be raised for consideration of write offs. Management also considers current and forward-looking
information based on publicly available information affecting the ability of the debtors to settle receivables, for example, news of a PSP declaring bankruptcy, experiencing fraud or financial difficulties, etc. Historically, write offs have been rare and immaterial, with the exception of specific one-off
events.
The Group considers the expected credit loss calculated under IFRS 9 for trade and other receivables, and any write offs to be immaterial. In relation to regulatory deposits, cash and cash equivalents and loans receivable, the credit risk is low and any required provision would be non-existent
or immaterial.
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) DGC for US $50
million. The Group has an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 25. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. The maximum credit risk exposure of the Group in the event of DGC failing to repay the loan is US $50 million which is set aside within restricted cash as required by the lender. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. The Group considers the provision of the facility to advantageous to the future business and does not consider the guarantee to be
a

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SGHC Limited
Notes to Consolidated Financial Statements  (continued)

17	Financial instruments - fair values and risk management (continued)
Credit risk (continued)

risk
to the Group. Whilst the receivable balances have notably increased management understands the reasons for these increases being driven by increased revenues, prepayments and an increase in two receivables from its licencing partners. Management does not consider there to be any recoverability issues as the bulk of the processors having settled amounts due after year end, the one licence partner has settled in full and management have agreed a plan with the other.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Some of the Group’s subsidiaries operate in local currencies, primarily GBP, GHS, NGN, ZAR. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
Effect of a quantitative change of foreign currency exchange rates of the Euro against the exposed currencies on the Group’s monetary financial assets and liabilities is not material.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.
The Group is mainly exposed to borrowings interest rate risk. The interest rate on borrowings is based on the variable and fixed interest rates disclosed in the analysis of financial institution loans table included in this note.
The Group monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions whilst not impacting on cash flow.

18	Leases
The Group is a lessee and enters into contracts to lease office property and motor vehicles. Leases are individually negotiated and include a variety of different terms and conditions in different countries.
Lease contracts have fixed payments and are either
non-cancellable
or may only be cancelled by incurring a substantive termination fee. The Group is prohibited from selling or pledging the underlying leased assets as security. The Group includes renewal options as part of the lease term when these are reasonably certain.
The Group has no material short term or low value asset leases.

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SGHC Limited
Notes to Consolidated Financial Statements  (continued)

18	Leases (continued)

Right-of-use
assets
The amount recognized as
right-of-use
assets is as
shown:

	Leasehold property	Motor vehicles	Total
	€ ‘000s	€ ‘000s	€ ‘000s

At January 1, 2020	9,844	—	9,844
Arising on business combinations	845	—	845
Foreign exchange adjustment on translation of foreign operations	71	(2)	69
Additions	164	44	208
Amortization	(1,995)	(15)	(2,010)

At December 31, 2020	8,929	27	8,956
Arising on business combinations	6,848	—	6,848
Effects of movements in exchange rates	568	1	569
Additions	1,336	—	1,336
Disposals	(327)	—	(327)
Amortization	(2,826)	(15)	(2,841)

At December 31, 2021	14,528	13	14,541

Lease liabilities
The recognized lease liability is as
shown:

	Leasehold property	Motor vehicles	Total
	€ ‘000s	€ ‘000s	€ ‘000s

At January 1, 2020	9,893	—	9,893
Arising on business combinations	815	—	815
Foreign exchange adjustment on translation of foreign operations	130	(2)	128
Additions	157	39	196
Interest expense	684	1	685
Lease payments	(2,632)	(13)	(2,645)

At December 31, 2020	9,047	25	9,072
Arising on business combinations	8,602	—	8,602
Effects of movements in exchange rates	528	(1)	527
Additions	1,311	—	1,311
Disposals	(347)	—	(347)
Interest expense	496	1	497
Lease payments	(3,401)	(12)	(3,413)

At December 31, 2021	16,236	13	16,249

F-
83

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

18	Leases (continued)
Lease liabilities (continued)

Maturity analysis - contractual undiscounted cash flows

	2021 € ‘000s	2020 € ‘000s

Less than one year	5,746	2,586
One to five years	13,336	8,788
More than five years	154	—

Total undiscounted lease liabilities	19,236	11,374

Lease liabilities
Lease liabilities included in the Consolidated Statement of Financial Position

	2021	2020
	€ ‘000s	€ ‘000s

Current	5,353	2,318
Non-Current	10,896	6,754

Total lease liabilities	16,249	9,072

Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive
Income

	2021 € ‘000s	2020 € ‘000s

Interest on lease liabilities	497	685
Amortization on right-of-use assets	2,841	2,010
COVID-19 Rent Consession	—	(360)

	3,338	2,335

Amounts recognized in the Consolidated Statement of Cash
Flows

	2021 € ‘000s	2020 € ‘000s

Interest paid on lease liabilities	532	707
Principal payment on lease liabilities	2,881	1,938

Total cash outflow for leases	3,413	2,645

19	Related party transactions
Remuneration of key management personnel
The remuneration of the directors and executive officers (excluding non-executive
directors), who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures’. These expenses are included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

19	Related party transactions (continued)
Remuneration of key management personnel

	2021 € ‘000s	2020 € ‘000s
Short term employee benefits	5,848	5,301
Post-employment pension and medical benefits	35	75

	5,884	5,376

Key management personnel services were also provided by Whitfield Management Limited and Digital Outsource Services Proprietary Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2021 amounted to € 1.6 million
 (2020: € 0.3 million). Of the total fees paid to Digital Outsource Services Proprietary Limited for the year ended December 31, 2021 amounting to € 66 million (2020: € 58.1 million) fees for the key management personnel services amounted to € 1.3 million (2020: € 1.3 million). Key management personnel services provided by Digital Outsource Services Proprietary Limited are in relation to Fengari and Lanester.
As of December 31, 2021, the Group has made a cash advancement to Super Group (SGHC) Limited of €0.7 million.

20	Dividends paid and proposed

	2021 € ‘000s	2020 € ‘000s

Cash dividends on ordinary shares declared and paid:
Final dividend (2020: € 0.18 per share)	—	10,000

	—	10,000

21	Provisions

	2021 € ‘000s	2020 € ‘000s

License review provision
As at the beginning of the year	—	24,265
Settled in the year	—	(13,556)
Amounts transferred to accruals during the year	—	(10,709)
Provided in the year	—	—

As at the end of the year	—	—

Withholding, indirect and gaming taxes
As at the beginning of the year	45,766	22,797
Arising on business combinations	—	17,879
Settled in the year	(706)	(110)
Provided in the year	3,425	5,200
Effects of movements in exchange rates	840	—
Amounts transferred to accruals during the year	(1,610)	—

As at the end of the year	47,715	45,766

Current	47,715	45,766
Non-current	—	—

Total provisions	47,715	45,766

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

21	Provisions (continued)

Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation associated with each obligation.
License review provisions
The Group is regulated for betting and gaming activities in a number of territories and is subject to compliance with the terms of these licenses. During 2020, the Group was subject to a license review in one of its principal operating territories. As part of the license review the Company agreed to pay an amount of € 13.6 million and perform a follow up review. No further provisions were raised as no additional expected liability arose from this further review. As at December 31, 2020, the Group had completed the follow up review and as such, given the increased certainty of payments to be made, transferred the remaining provision balance to accruals.
In September 2021, the Group was notified of the completion of the license review described above. Of the € 10.7 million accruals related to the license review at December 31, 2020, € 7.4 million was settled during the period. The remainder of this accrual is anticipated to be settled in future periods.
Withholding, indirect and gaming tax provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable.
The Group makes provisions for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgements about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the period in which such determination is made.

22	Commitments and contingencies
Withholding, indirect and gaming taxes
As reflected in the critical judgments disclosures in note 3, the Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities taking into account current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers and/or legal counsel. Management have assessed that the financial effect of such contingencies are either possible or probable but cannot be reliably measured due to considerable uncertainty regarding amount and/or timing.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision is made where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arising from any of the legal proceedings can be determined.

23	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2021, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries,

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

23	Subsidiaries (continued)
however the assets and revenues did not exceed 10%, and the aggregate did not exceed 20% of the Group’s consolidated assets or revenues for the year ended

December 31, 2021:

Name	% Equity interest	Country of incorporation	Nature of business
Bayton Limited	100%	Malta	Gaming operations
Baytree Interactive Limited	100%	Guernsey	Gaming operations
Betway Limited	99.9%	Malta	Gaming operations
Pindus Holdings Limited	100%	Guernsey	Holding company

Certain subsidiary entities of the Group are not
wholly-owned.
Management has assessed the values of the
non-controlling
interests (‘NCI’) in these instances and determined them to be immaterial. Therefore, the Group has not reflected any NCI in these financial statements.

24	Subsequent events
Sports Entertainment Acquisition Corp merger
On January 27, 2022 (the ‘Closing date’) the Company’s parent, Super Group (SGHC) Limited (“Super Group”) completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the ‘Business Combination Agreement’) dated April 23, 2021, by and among itself, Super Group, Sports Entertainment Acquisition Corp (‘SEAC’), a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), a Delaware corporation and a wholly-owned subsidiary of Super Group, which resulted in the public listing of the Group.
Prior to the closing date, the Group’s shareholders (“Pre-Closing Holders”) exchanged all issued shares in the Group for newly issued shares in Super Group at an agreed ratio o
f 8.51 to 1.
As a consequence of the exchange Pre-Closing Holders of the Company obtained
458,721,777
ordinary shares in Super Group, equating
to 93.58%
of the issued capital of Super Group (SGHC) Limited. This ratio resulted in each individual shareholder of the Group maintaining the same ownership percentage in Super Group as each shareholder had in the Group. The transaction accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3, Business Combinations prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group will reflect the net assets acquired at SGHC’s pre-combination book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.
SEAC is not considered a business as defined by IFRS 3, Business Combinations given it consists predominately of cash in the Trust Account. As Super Group acquired SEAC’s cash balance and other net assets and SEAC’s public listing through the issuance of its shares and warrants, the merger transaction is accounted for under IFRS 2, Share-based Payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC is treated as the acquired company for financial reporting purposes. The difference in the fair value of the consideration for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represents a service for the listing of Super Group and is recognized as a share-based payment expense.

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

24	Subsequent events (continued)
Sports Entertainment Acquisition Corp merger
(continued)

The fair value of consideration transferred for the acquisition of SEAC on January 27, 2022 was as follows:

•	Closing share price of SEAC’s shares as traded on NYSE which was $ 8.14 per share (€7.19), resulting in a value of € 226.4 million.

•	Closing price of SEAC’s public warrants as traded on NYSE which was $ 1.63 per warrant (€1.44), resulting in a value of €32.3 million.

•	The valuation of the private warrants using the Black Scholes valuation at a total amount of €14.1 million.
The net assets of SEAC of €146.2 million, which were primarily comprised of €170.6 million in cash and cash equivalents less redemptions, deferred underwriting fees and offering costs of €17.5 million and accrued expenses of €4.6 million, are assumed by Super Group and the issuance of ordinary shares and warrants by Super Group is recognized at a fair value of €272.8 million, with the resulting difference amounting to €126.2 million representing the listing expense recognized on the transaction.
SGHC incurred transactions costs of €22.9 million of which €21.6 million has been allocated to Pre-Closing Holders and expensed with the remaining amount of €1.4 million allocated to new share ownership and applied as a reduction to share capital.

The financial statements reflect the effects of the share exchange for all periods presented.
Company acquisitions
Management has not completed the following acquisitions:

•
In an agreement entered into on April 7, 2021, the Group are to acquire 100% of the issued share capital of Digital Gaming Corporation (“DGC”) for € 11.1 million, conditional on various regulatory approvals. The purchase of DGC is conditioned upon written consent from the Gaming Authorities in the US that Gaming Approvals for each relevant jurisdiction and certain market access agreements will not terminate due to the purchase by SGHC.

•
In an agreement entered into on April 19, 2021, the Group are to acquire 70% of the issued share capital of BlueJay Limited for a nominal amount, conditional on the formal approval from the Betting Control and Licensing Board and Competitions Authority in Kenya.

Furthermore, SGHC assessed whether the rights within the contract to acquire these entities were substantive or protective rights and whether these rights would give the Company control over these entities even though the sale was not finalized. SGHC determined that the rights contained in the contract were not substantive. Therefore, until the conditions within the contract are met, SGHC does not have control over these entities.
Repayment of loans receivable
Loans receivable to the value of €21.5 million out of the € 25.5 million as at December 31, 2021 have been received.
Increase in financial guarantee
On January 21, 2022, Standard Bank increased its loan facility with DGC from US
$50 million to US $78
million and the repayment date was extended from 18 months to 36 months after the first drawing under the facility. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the

SGHC Limited
Notes to Consolidated Financial Statements  (continued)

24	Subsequent events (continued)
Company acquisitions
(continued)

Group’s restricted cash balance. On May 15, 2022, Standard Bank increased its loan facility with DGC from US $78 million to US $150 million. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance. As of the date of approval of these financial statements, $108.0 million of the facility has been drawn down by DGC.
RSU Awards
During June 2022, Super Group granted RSU awards to certain employees and directors. These awards qualify as equity settled share-based awards in accordance with IFRS 2,
Share-based Payments
and their cost is measured using the market price of the shares at the grant date. The aggregate fair value of these awards was determined to be €45.6 million. The cost of these RSU awards will be recognized in the statement of profit or loss and other comprehensive income over the vesting period.
Verno Option
On August 18, 2022, an amendment was issued for the Group to exercise the call option to purchase 100% of the shares in Verno following the completion of the ongoing regulatory investigations. The amendment allowed the option to be immediately exercisable by the Group. The acquisition completed on September 1, 2022.
Given the proximity of the date of approval of these financial statements and the date of the acquisition, management have not completed the purchase price allocation exercise as required under IFRS 3 and as such the fair value of assets and liabilities acquired has not been disclosed.
Lease Agreement
On September 16, 2022, the Group entered into a lease agreement with approximately €70 million of commitments. The agreement has a lease term of

15
years beginning in April 2025, with planned leasehold improvements to be completed prior to the beginning of the lease period. The expenditures for leasehold improvements will be capitalized as incurred and amortized over its useful life. As of the date of reporting, the Group has not obtained access to the property and thus no leasehold improvements have been completed.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on the Financial Statements
We have audited the accompanying statement of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2021, the related statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the period from March 29, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from March 29, 2021 (inception) through December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Accounting for Transaction Costs in Relation to the Business Combination Agreement and Listing of Shares
As described in Note 8 and 11 to the financial statements, the Company incurred material transaction costs in the period ending December 31, 2021 in relation to the listing of the Company’s shares through the merger agreement with Sports Entertainment Acquisition Corporation. The Company recognized €1.3 million of General and administrative expenses in the Statement of Profit or Loss and Other Comprehensive Income and deferred €0.1 million of costs within Prepaid transaction costs on the Statement of Financial Position as of December 31, 2021.
We identified a risk around the accounting for these transaction costs in the financial statements, specifically around the determination of the direct and incremental nature of the costs incurred, period in which the costs are recognized, and appropriateness of classification within the financial statements.
The primary procedures we performed to address this critical audit matter included:

•	We assessed each individual transaction expense to verify the nature of the costs incurred;

•
We obtained the underlying contracts, engagement letters, and other supporting documentation to verify the costs incurred are recognised in the appropriate financial statement period and completeness of the costs, given the terms of each agreement and payments which are conditional on specific events occurring;

•
We challenged the reasonableness of management’s conclusions regarding the costs incurred which are attributable to issued capital based on the underlying terms of the merger agreement and business combination agreement.

/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2022.
London, United Kingdom
April 20, 2022, except for Note 11, which is November 10, 2022

Super Group (SGHC) Limited
Statement of Profit or Loss and Other Comprehensive Income/(Loss) for the period from March 29, 2021 (inception) through December 31, 2021

		2021
	Note	€

General and administration expense s		(1,427,970)

Loss from operations	3	(1,427,970)
Finance expense		(27)

Loss before taxation		(1,427,997)
Income tax expense		—

Loss for the period		(1,427,997)
Other comprehensive income		—
Other comprehensive income for the period		—

Total comprehensive loss for the period attributable to owners of the parent		(1,427,997)

Weighted average shares outstanding, basic and diluted	4	1
Earnings per share, basic and diluted	4	(1,427,997)
The accompanying notes are an integral part of these financial statements.

F-
92

Super Group (SGHC) Limited
Statement of Financial Position
as at December 31, 2021

	Note	2021
		€

ASSETS
Non-current assets
Intangible assets	5	10,521

		10,521
Current assets
Trade and other receivables	6	47,128

Prepaid transaction costs		92,611
		139,739

TOTAL ASSETS		150,260

LIABILITIES
Current liabilities
Loans and borrowings from related party	9	665,745
Trade and other payables	7	910,250
Bank overdraft		2,262

		1,578,257

TOTAL LIABILITIES		1,578,257

EQUITY
Issued capita l	8	—
Accumulated deficit		(1,427,997)

EQUITY		(1,427,997)

TOTAL LIABILITIES AND EQUITY		150,260

The accompanying notes are an integral part of these financial statements.

F-
93

Super Group (SGHC) Limited
Statement of Changes in Equity
for the period from March 29, 2021 (inception) through December 31, 2021

	Issued	Accumulated	Total
	capital	deficit	equity
	€	€	€

Equity as at March 29, 2021 (inception)	—	—	—
Loss for the perio d	—	(1,427,997)	(1,427,997)

Total comprehensive loss	—	(1,427,997)	(1,427,997)

Equity as at December 31, 2021	—	(1,427,997)	(1,427,997)

The accompanying notes are an integral part of these financial statements.

F-
94

Super Group (SGHC) Limited
Statement of Cash Flows
for the period from March 29, 2021 (inception) through December 31, 2021

		2021
	Note	€

Cash flows from operating activities
Loss for the period		(1,427,997)
Changes in working capital:
Increase in loans and borrowings from related party		665,745
Increase in trade and other receivables		(47,128)
Increase in trade and other payables		910,250

Net cash flows used in operating activities		100,870
Cash flows from investing activities
Acquisition of intangible assets	3	(10,521)

Net cash flows used in investing activities		(10,521)
Cash flows from financing activities
Prepaid transaction costs		(92,611)

Net cash flows used in financing activities		(92,611)
Decrease in cash and cash equivalents		(2,262)
Cash and cash equivalents at beginning of the period		—

Cash and cash equivalents at end of the period		(2,262)

The accompanying notes are an integral part of these financial statements.

F-
95

Super Group (SGHC) Limited
Notes to Financial Statements

1	General information and basis of preparation
General information
Super Group (SGHC) Limited (‘Super Group’ or the ‘Company’) is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the ‘Companies Law’) on March 29, 2021. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
Super Group is a holding company that intended to list on the New York Stock Exchange as part of a merger pursuant to a Business Combination Agreement which completed on January 27, 2022 as denoted in note 11. This resulted in the Company becoming the ultimate holding company of SGHC Limited and its subsidiaries (together ‘the Group’). The Group operates a number of interactive gaming services under licenses granted by gaming authorities in various countries. These interactive gaming services consist mainly of casino games of chance and sports betting.
The financial statements for the period ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on April 20, 2022 and on November 10, 2022 related to Note 11.
Basis of preparation
These financial statements have been prepared in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).
The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the financial statements. Super Group’s fiscal year ends December 31.
These financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates.
The financial statements have been prepared on a historical cost basis, unless otherwise stated.

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these financial statements.

2.1	Going concern
The accompanying financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company has incurred a net loss over the period as it was incorporated in the current financial period with the intention to merge with other companies. As at the reporting date this transaction had not completed. The Company has recognized net loss of € 1.4 million for the period Ma rch
 29, 2021 through December 31, 2021 and used cash flows in operations for the period Ma rch
 29, 2021 through December 31, 2021 of € 0.7 million. As of December 31, 2021 current liabilities exceeded current assets by € 1.4 million.
After having reviewed in detail the current trading position, forecasts and prospects of the Company, and the terms of trade in operation with customers and suppliers, management is satisfied that the Company has

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96

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.1	Going concern (continued)

sufficient

resources available to continue in operational existence for the foreseeable future. Management have prepared cash flow forecasts that model the impact of a variety of scenarios and that under each scenario the Company has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due. Based on these factors, management has a reasonable expectation that the Company has and will have adequate resources to continue in operational existence for a period of at least 12 months from April 20, 2022 and therefore have prepared the financial statements on a going concern basis.
Furthermore, management has disclosed any events occurring after the Statement of Financial Position date, including the closing of the SPAC transaction with Sports Entertainment Acquisition Corporation on January 27, 2022, which may affect the going concern of the Company in note 11 of the financial statements.

2.2	Recent accounting pronouncements
Several amendments apply for the first time in 2021, but do not have a material impact on the financial statements of the Company.
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the Company’s financial statements.

•	Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018 - 2020 (effective date January 1, 2022);

•	Amendments to IAS 1 and IFRS Practice Statement 2: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies (effective date January 1, 2023);

•	Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023).

2.3	Intangible assets
Intangible assets are principally comprised of trademarks and are stated at cost less accumulated amortization and impairment.
Trademarks
Trademarks represent the costs incurred to register the Company’s trademark.
Amortization
Amortization is provided at rates calculated to write off the valuation, less estimated residual value, of each asset over its expected useful life, as follows:

Intangible Asset	Useful economic life
Trademarks	Assessed separately for each asset, with lives ranging up to 20 years
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

F-
97

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.4	Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the Statement of Profit or Loss and Other Comprehensive Income. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation at each reporting date and establishes provisions where appropriate.
Deferred taxation
Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising in certain instances.
Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

2.5	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and are subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect

F-
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Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.5	Financial instruments (continued)
Financial assets
(continued)
Initial recognition and measurement (continued)
contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four
categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling cumulative gains and losses (equity instruments); and

•	Financial assets at fair value through profit or loss.
Financial assets at amortized cost

Financial

assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Company’s financial assets at amortized cost includes:

•	trade receivables and other receivables.
For the purpose of the Statement of Cash Flows, cash and cash equivalents comprises of the cash at banks and on hand net of outstanding bank overdrafts as they are considered an integral part of the Company’s cash management.
Derecognition

A

financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Company’s Statement of Financial Position) when:

•	the rights to receive cash flows from the asset have expired;

•
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a
‘pass-through’
arrangement; and either

•	the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset; or

•	the Company has transferred substantially all the risks and rewards of the asset.

F-
99

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.5	Financial instruments (continued)
Subsequent measurement
(continued)

Impairment of financial assets
The Company recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
There are three approaches to recognizing ECLs, the general, simplified or the purchased or originated credit-impaired
approach. The Company applies the simplified approach to the following financial assets:
Trade and other receivables that do not contain a significant financing component as required under IFRS 9. The Company measures loss allowances for trade receivables based on the lifetime ECLs and only tracks changes in credit risk at each reporting date. The Company monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Company assumes that the credit risk on a financial asset has increased significantly if it is more than a week overdue. The Company considers a financial asset to be in default if the borrower is unlikely to pay its obligations to the Company in full or the financial asset is more than a month overdue.
Presentation of allowance for ECL in the Statement of Financial
Position

The
expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e.
contra-asset).
Impairment losses are shown separately on the face of the Statement of Profit or Loss and Other Comprehensive Income.
Financial assets with low risk

The
Company applies a low credit risk approach to loans receivable, regulatory deposits and cash and cash equivalents. The Company uses a
12-month
ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.
Write-off

Write-offs
are recognized, when the Company has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Company always assesses after 365 days whether or not a trade receivable needs to be written off.

Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

F-
100

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.5	Financial instruments (continued)
Financial liabilities
(continued)
Initial recognition and measurement (continued)
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, interest bearing loans and borrowings.
Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.
Financial liabilities at amortized cost

This is the category most relevant to the Company. After initial recognition, interest-bearing
loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Statement of Profit or Loss and Other Comprehensive Income.
Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Statement of Profit or Loss and Other Comprehensive
Income.

2.6	Foreign currencies
Transactions and balances
Transactions in foreign currencies are initially recorded by the Company at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the Statement of Profit or Loss and Other Comprehensive Income.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value is determined. The gain or loss arising on translation is recognized in the Statement of Profit or Loss and Other Comprehensive Income.

F-
101

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

2	Accounting policies (continued)

2.7	Capital management
The Company’s objectives, when managing capital, are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure in order to minimize the cost of capital.
If financing is required, management will consider whether debt or equity financing is more appropriate and proceed accordingly.
The capital employed by the Company is composed of equity attributable to the shareholders, as detailed in the Statement of Changes in Equity.

2.8	Segments
The Company has not included segmental disclosures within the accompanying notes to the financial statements as no operating segments have been identified. The Company has one entity and limited transactions consisting of transaction and other administrative costs.

3	Loss from operations
Loss from operations is derived at after charging the following:

2021
€
SEC Listing Transaction Charges	1,332,175
Other administrative costs	95,795

1,427,970

4	Earnings per share
The following table reflects the loss and share data used in the basic and diluted EPS calculations.

2021
€
Loss attributable to ordinary equity holders of the Group	(1,427,997)
W eighted average number of ordinary shares for basic and diluted EPS	1

Net loss per share, basic and diluted	(1,427,997)

F-
102

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

5	Intangible assets

Trademarks
€
Cost
At January 1, 2021	—
Additions	10,521
At December 31, 2021	10,521
Accumulated amortization and impairment
At January 1, 2021	—
Amortization charge for the period	—

At December 31, 2021	—

Net book value
At December 31, 2021	10,521

6	Trade and other receivables

2021
€
Trade receivables	4,234
Prepayments	42,894

47,128

Management considers that the carrying amount of trade and other receivables approximates their fair value. The expected credit losses calculated under IFRS 9 for trade receivables are considered by management to be immaterial.

7	Trade and other payables

2021
€
Trade payables	3,187
Accruals	907,063

910,250

Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest
bearing and are not secured.

8	Equity

2021
€
Ordinary shares issued and fully paid as at March 29	—

Issued during the period	—

Ordinary shares issued and fully paid as at December 31	—

F-
103

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

8	Equity (continued)

8.1	Issued capital
On March 29, 2021, the Company issued one ordinary share of no par value. The Company incurred total transaction costs of €1.4 million in relation to the listing discussed in note 11. Of this amount, €0.1 million has been included in Prepaid transaction costs within the consolidated statement of financial position, which will be capitalised to issued capital upon closing of the transaction.

8.2	Entities with control over the Company
The Company’s holding entity is Knuttson Ltd.

9	Financial instruments - fair values and risk management
Financial instruments carried at amortized cost

All financial instruments measured at amortized cost approximate their fair value.
Analysis of loans and borrowings for the year ended December 31, 2021

Facility	Maturity	Interest rate	Currency	Facility amount
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	0%	GBP	Unspecified
Other loans	On demand	0%	USD	Unspecified
Financial risk management

The Company’s activities expose it to a variety of financial risks, namely, liquidity risk and credit risk. The Company’s senior management oversees the management of these risks. The Company’s senior management ensures that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Company reviews and agrees on policies for managing each of these risks which are described below.
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure that; as far as possible, it will have sufficient liquidity to meet its liabilities when they become due.
The following table shows the cash flows for financial liabilities:

	Carrying amount	Contractual cashflows	less than 1 year	1-2 years	3-5 years	Over 5 years
	€	€	€	€	€	€
At December 31, 2021
Trade payables	3,187	3,187	3,187	—	—	—
Accruals	907,063	907,063	907,063	—	—	—
Loans and borrowings	665,745	665,745	665,745	—	—	—

	1,575,995	1,575,995	1,575,995	—	—	—

F-
104

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

9	Financial instruments - fair values and risk management (continued)

Changes in liabilities arising from financing activities

	Loans
	and borrowings	Total
	€	€
At January 1, 2021	—	—
Recharges	639,793	639,793
Effects of movements in exchange rates	25,952	25,952

At December 31, 2021	665,745	665,745

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Credit risk also arises where cash and cash equivalents are deposited with banks or financial institutions. It is the Company’s policy to deposit funds only with reputable institutions, and to keep the position under review.
The Company applies the IFRS 9, ‘Financial Instruments,’ simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade and other receivables that do not contain a significant financing component.
The Company monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Company considers the expected credit loss calculated under IFRS 9 for trade and other receivables, and any write offs to be immaterial. In relation to cash and cash equivalents, the credit risk is low and any required provision would be non-existent
or immaterial.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Exchange rates are monitored by Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
The effect of a quantitative change of foreign currency exchange rates of the Euro against the exposed currencies on the Company’s monetary financial assets and liabilities is not considered to be significant.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.
The Company is mainly exposed to borrowings interest rate risk. The interest rate on borrowings is based on the variable and fixed interest rates disclosed in the analysis of financial institution loans table included in this note.
The Company monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions whilst not impacting on cash flow.

F-
105

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

10	Related party transactions
As of December 31, 202
1
, a related party, SGHC Limited, extended loans to the Company with a year-end
balance of € 665,745. Details of
these
loans are included in Note 9.

11	Subsequent events
Sports Entertainment Acquisition Corp merger
On January 27, 2022 (the ‘Closing date’) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the ‘Business Combination Agreement’) dated April 23, 2021, by and among itself, SGHC Limited (‘SGHC’), Sports Entertainment Acquisition Corp (‘SEAC’), a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), a Delaware corporation and a wholly-owned subsidiary of Super Group, which resulted in the public listing of the Group.
Prior to the closing date, the Group’s shareholders (“Pre-Closing Holders”) exchanged all issued shares in the Group for newly issued shares in Super Group at an agreed ratio of 8.51 to 1. As a consequence of the exchange Pre-Closing Holders of the Company obtained 458,721,777 ordinary shares in Super Group, equating to 93.58% of the issued capital of Super Group (SGHC) Limited. This ratio resulted in each individual shareholder of the Group maintaining the same ownership percentage in Super Group as each shareholder had in the Group. The transaction accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3, Business Combinations prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group will reflect the net assets acquired at SGHC’s pre-combination book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.
SEAC is not considered a business as defined by IFRS 3, Business Combinations given it consists predominately of cash in the Trust Account. As Super Group acquired SEAC’s cash balance and other net assets and SEAC’s public listing through the issuance of its shares and warrants, the merger transaction is accounted for under IFRS 2, Share-based Payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC is treated as the acquired company for financial reporting purposes. The difference in the fair value of the consideration for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represents a service for the listing of Super Group and is recognized as a share-based payment expense.
The fair value of consideration transferred for the acquisition of SEAC on January 27, 2022 was as follows:

•	Closing share price of SEAC’s shares as traded on NYSE which was $8.14 per share (€7.19), resulting in a value of € 226.4 million.

•	Closing price of SEAC’s public warrants as traded on NYSE which was $ 1.63 per warrant (€1.44), resulting in a value of € 32.3 million.

•	The valuation of the private warrants using the Black Scholes valuation at a total amount of €14.1 million.
The net assets of SEAC of €146.2 million, which were primarily comprised of €170.6 million in cash and cash equivalents less redemptions, deferred underwriting fees and offering costs of €17.5 million and

F-
106

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

11	Subsequent events (continued)
Sports Entertainment Acquisition Corp merger
(continued)

accrued expenses of €4.6 million, are assumed by Super Group and the issuance of ordinary shares and warrants by Super Group is recognized at a fair value of €272.8 million, with the resulting difference amounting to

€
126.2

million representing the listing expense recognized on the transaction
.
SGHC incurred transactions costs of

€
22.9

million of which €
21.6

million has been allocated to Pre-Closing Holders and expensed with the remaining amount of €1.4 million allocated to new share ownership and applied as a reduction to share capital. The financial statements reflect the effects of the share exchange for all periods presented.
Company acquisitions
Management has not completed the following acquisitions:

•
In an agreement entered into on April 7, 2021, the Group are to acquire 100% of the issued share capital of Digital Gaming Corporation (“DGC”) for € 11.1 million, conditional on various regulatory approvals. The purchase of DGC is conditioned upon written consent from the Gaming Authorities in the US that Gaming Approvals for each relevant jurisdiction and certain market access agreements will not terminate due to the purchase by SGHC.

•
In an agreement entered into on April 19, 2021, the Group are to acquire 70% of the issued share capital of BlueJay Limited for a nominal amount, conditional on the formal approval from the Betting Control and Licensing Board and Competitions Authority in Kenya.

Furthermore, SGHC assessed whether the rights within the contract to acquire these entities were substantive or protective rights and whether these rights would give the Company control over these entities even though the sale was not finalized. SGHC determined that the rights contained in the contract were not substantive. Therefore, until the conditions within the contract are met, SGHC does not have control over these entities.
Repayment of loans receivable
Loans receivable to the value of €21.5 million out of the € 25.5 million as at December 31, 2021 have been received.
Increase in financial guarantee
On January 21, 2022, Standard Bank increased its loan facility with DGC from US $50 million to US $78 million and the repayment date was extended from 18 months to 36 months after the first drawing under the facility. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance. On May 15, 2022, Standard Bank increased its loan facility with DGC from US $78 million to US $150 million. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance. As of the date of approval of these financial statements, $108.0 million of the facility has been drawn down by DGC.
RSU Awards
During June 2022, Super Group granted RSU awards to certain employees and directors. These awards qualify as equity settled share-based awards in accordance with IFRS 2,
Share-based Payments
and their cost is measured using the market price of the shares at the grant date. The aggregate fair value of these awards was determined to be €45.6 million. The cost of these RSU awards will be recognized in the statement of profit or loss and other comprehensive income over the vesting period.

Super Group (SGHC) Limited
Notes to Financial Statements  (continued)

11	Subsequent events (continued)
Company acquisitions
(continued)

Verno Option
On August 18, 2022, an amendment was issued for the Group to exercise the call option to purchase 100% of the shares in Verno following the completion of the ongoing regulatory investigations. The amendment allowed the option to be immediately exercisable by the Group. The acquisition completed on September 1, 2022.
Given the proximity of the date of approval of these financial statements and the date of the acquisition, management have not completed the purchase price allocation exercise as required under IFRS 3 and as such the fair value of assets and liabilities acquired has not been disclosed.
Lease Agreement
On September 16, 2022, the Group entered into a lease agreement with approximately €70 million of commitments. The agreement has a lease term of 15 years beginning in April 2025, with planned leasehold improvements to be completed prior to the beginning of the lease period. The expenditures for leasehold improvements will be capitalized as incurred and amortized over its useful life. As of the date of reporting, the Group has not obtained access to the property and thus no leasehold improvements have been completed.

Annex A

FORM OF WARRANT AMENDMENT

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of [                    ], 2022, by and between Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (f/k/a Sports Entertainment Acquisition Corp.) (the “Company”), and Continental Stock Transfer & Trust Company, a New York Corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of October 6, 2020 (the “Existing Warrant Agreement”), between Sports Entertainment Acquisition Corp. (“SEAC”) and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, on January 27, 2022, the Company completed its business combination with SEAC (the “Business Combination”), and in connection therewith the Company was renamed Super Group (SGHC) Limited;

WHEREAS, in accordance with Section 4.4 of the Existing Warrant Agreement, upon effectiveness of the Business Combination, the holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of shares of the Ordinary Shares of SEAC immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance (as defined in the Existing Warrant Agreement) in Ordinary Shares, no par value per share, of the Company (the “Ordinary Shares”);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of at least 50% of the number of then outstanding Public Warrants, and the consent of the Registered Holders least 50% of the number of then outstanding Private Placement Warrants and at least 50% of the number of then outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for Ordinary Shares, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of each of the then outstanding Public Warrants and Private Placement Warrants, respectively, consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.    Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a)    the new Section 6A thereto:

“6A Mandatory Exchange of Public Warrants.

6A.1 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Public Warrants may be exchanged, at the option

Annex A-1

of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Public Warrants, as described in Section 6A.2 below, for Ordinary Shares (or any Alternative Issuance pursuant to Section 4.4), at the exchange rate of 0.225 Ordinary Shares (or any Alternative Issuance pursuant to Section 4.4) for each Public Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Ordinary Shares). In lieu of issuing fractional shares to any holder of warrants who would otherwise have been entitled to receive fractional shares as Consideration, the Company will round the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares.

6A.2 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Public Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.3 Exercise After Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Public Warrants shall have no further rights except to receive, upon surrender of the Public Warrants, the Consideration.”

(b)    the new Section 6A2 thereto:

“6A2. Cancellation of Private Placement Warrants for No Consideration.

6A2.1. Company Election to Cancel Private Placement Warrants. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Private Placement Warrants may be cancelled by the Warrant Agent, at the option and instruction of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Private Placement Warrants, as described in Section 6.A.2.2 below, for no consideration.

6A2.2. Date Fixed for, and Notice of, Cancellation. In the event that the Company elects to cancel all of the outstanding Private Placement Warrants, the Company shall fix a date for the cancellation (the “Cancellation Date”). Notice of cancellation shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Cancellation Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.”

2.    Miscellaneous Provisions.

2.1    Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2    Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law

Annex A-2

principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3    Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4    Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5    Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

Annex A-3

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

SUPER GROUP (SGHC) LIMITED

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

Super Group (SGHC) Limited

Offer to Exchange Public Warrants to Acquire Ordinary Shares

of

Super Group (SGHC) Limited

for

Ordinary Shares

of

Super Group (SGHC) Limited

and

Consent Solicitation

PRELIMINARY PROSPECTUS

The Exchange Agent for the Offer and the Consent Solicitation is:

Continental Stock Transfer & Trust Company

By Mail

Continental Stock Transfer & Trust Company

Attn: Voluntary Corporate Actions

1 State Street, 30th Floor

New York, NY 10004

Any questions or requests for assistance may be directed to the Company. Requests for additional copies of this Prospectus/Offer to Exchange and the Letter of Transmittal and Consent may be directed to the Information Agent. Beneficial owners may also contact their custodian for assistance concerning the Offer and Consent Solicitation.

The Information Agent for the Offer and Consent Solicitation is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 888-680-1526

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are included in this registration statement on Form F-4:

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, Super Group (SGHC) Limited, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

3.1	Amended and Restated Super Group (SGHC) Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

3.2	Amended and Restated Super Group (SGHC) Limited Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K (File No. 001-41253) filed with the SEC on September 22, 2022).

4.1	Specimen Warrant Certificate of Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Sports Entertainment Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-248798) filed with the SEC on September 28, 2020).

4.2	Warrant Agreement between Continental Stock Transfer & Trust Company and Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

4.3	Warrant Assumption Agreement among Sports Entertainment Acquisition Corp., Super Group (SGHC) Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

5.1	Opinion of Carey Olsen (Guernsey) LLP as to the validity of Super Group (SGHC) Limited’s Ordinary Shares*

8.1	Tax Opinion of Cooley LLP*

10.1	Super Group (SGHC) Limited 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s F-1/A filed with the SEC on June 7, 2022).

10.2	Form of Super Group (SGHC) Limited Option Agreement (US/UK) (incorporated by reference to Exhibit 10.2 of the Company’s F-1/A filed with the SEC on June 7, 2022).

10.3	Form of Super Group (SGHC) Limited Option Agreement (Non-UK/US) (incorporated by reference to Exhibit 10.3 of the Company’s F-1/A filed with the SEC on June 7, 2022).

10.4	Form of Super Group (SGHC) Limited Global RSU Agreement (incorporated by reference to Exhibit 10.4 of the Company’s F-1/A filed with the SEC on June 7, 2022).

10.5	Super Group (SGHC) Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.5 of the Company’s F-1/A filed with the SEC on June 7, 2022).

Exhibit No.	Description

10.6	Exchange Agreement, dated as of April 23, 2021, by and among Super Group (SGHC) Limited, SGHC Limited and the Pre-Closing Holders (incorporated by reference to Exhibit 10.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

10.7	SEAC Founder Holders Consent Letter, dated April 23, 2021, by and among the SEAC Founder Holders, Super Group (SGHC) Limited, SGHC Limited, Sports Entertainment Acquisition Corp. and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 10.2 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

10.8	Tender and Support Agreement, dated November 9, 2022, by and between the Company and each of the persons listed on Schedule A and Schedule B thereto.*

21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F (File No. 001-41253) filed with the SEC on April 20, 2022).

23.1	Consent of BDO LLP, independent registered public accounting firm, SGHC Limited**

23.2	Consent of BDO LLP, independent registered public accounting firm, Super Group (SGHC) Limited**

23.4	Consent of Carey Olsen (Guernsey) LLP (included in Exhibit 5.1)*

23.5	Consent of Cooley LLP – Tax (included in Exhibit 8.1)*

24.1	Power of Attorney (included on signature page to the registration statement).*

99.1	Letter of Transmittal and Consent**

99.2	Form of Notice of Guaranteed Delivery*

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

99.4	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

99.5	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and nine months ended September 30, 2022 and 2021 and unaudited interim condensed consolidated statement of financial position as of September 30, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on November 22, 2022).

107	Filing Fee table*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

#	Indicates management contract or compensatory plan or arrangement.
*	Previously filed.
**	Filed herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom on November 22, 2022.

SUPER GROUP (SGHC) LIMITED

By:	/s/ Neal Menashe
Name: Neal Menashe Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on November 22, 2022 in the capacities indicated:

Name	Title

/s/ Neal Menashe Neal Menashe	Chief Executive Officer and Director (Principal Executive Officer)

* Alinda Van Wyk	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Eric Grubman	Chairman

* Richard Hasson	Director

* John Collins	Director

/s/ Robert James Dutnall Robert James Dutnall	Director

* John Le Poidevin	Director

* Natara Holloway Branch	Director

Name	Title

* Jonathan Jossel	Director

/s/ Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

* BY:	/s/ Robert James Dutnall
Robert James Dutnall
Attorney-in-Fact